
08001653



Westfield Group Annual Report 2007

Contents

Portfolio Overview	IFC
Chairman's Report	03
Group Managing Directors' Report	05
Environment and Community	14
Senior Executive Team	18
Property Portfolio	22
Board of Directors	26
Financial Report	28
Investor Relations	124
Corporate Directory	IBC



The Westfield Group

The Westfield Group is the world's largest listed retail property group by equity market capitalisation. The Group has interests in and operates a global portfolio of 118 high quality regional shopping centres in Australia, New Zealand, the United States and the United Kingdom valued at more than $63 billion, with almost 23,000 retailers in more than 10 million square metres of retail space.

Westfield is a vertically integrated shopping centre group. It manages all aspects of shopping centre development from design and construction through to leasing, management and marketing.

The Group creates value through intensive management at an operational level and an extensive development program which continually improves the quality of the portfolio to generate income and capital growth for investors.

Portfolio Summary

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	7	12	118
Retail Outlets	[illegible]	11,430	946	1,672	22,163
GLA (million sqm)	5.8	3.5	0.4	0.4	10.1
Westfield Asset Value (billion)	US$16.1	$20.0	£0.9	NZ$3.1	$43.2
Assets Under Management (billion)	US$19.4	$28.2	£4.4	NZ$3.3	$63.2

Front cover images (left to right)
Westfield Century City – Los Angeles, Westfield Sydney City, Westfield London

All amounts in Australian dollars unless otherwise specified

Westfield Holdings Limited ABN 66 001 671 496

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UNITED STATES

UNITED KINGDOM

AUSTRALIA & NEW ZEALAND

Assets Under Management



- Australia 44%
- United States 35%
- United Kingdom 16%
- New Zealand 5%

Gross Lettable Area



- Australia 35%
- United States 57%
- United Kingdom 4%
- New Zealand 4%

Chairman's Review



Frank Lowy, AC

It gives me great pleasure to present to you the Westfield Group Annual Report for 2007. I am pleased with the Group's performance during the year with all areas of the business continuing to grow in a challenging environment.

The strength of the Group is underpinned by the high quality of our shopping centre portfolio, but even the best centres require a constant focus on redevelopment to ensure they achieve strong penetration in their market and remain relevant to retailers and shoppers.

The importance of this objective can be seen in the scale of our redevelopment pipeline and in our willingness to continue investing in redeveloping assets. In 2007, the returns on capital invested in the redevelopment program have again reinforced the value created for investors through this strategy. On developments completed in 2007, the Group achieved an average development yield of 9.3%.

In the years ahead the Group's focus will include the development of landmark centres in premier locations such as Stratford City, adjacent to the site of the 2012 London Olympics, the World Trade Center in New York and the Sydney City project in Australia. These centres will be beacons for the Westfield brand around the world, promoting high quality design and customer service and providing a business platform for some of the best global retail brands.

We are constantly assessing our future capital needs to ensure we maintain a strong financial position to fund our extensive $10 billion development program, which is one of the key drivers of the Group's growth. In the past year approximately $7.4 billion has been raised through asset sales, joint ventures, the establishment of a UK wholesale fund and the issuance of equity. Today the Group has a strong balance sheet with total assets of $52.3 billion, $7.7 billion of available liquidity and gearing of 31.7%. This financial strength is reflected in the Group's single 'A' investment grade credit rating.

Our business benefits from being geographically diverse. Westfield's portfolio comprises 118 shopping centres in four countries – Australia, New Zealand, the United States and the United Kingdom. We have almost 23,000 retailers across categories including fashion, food, entertainment and major department stores. This diversity, together with the long-term nature of our tenancy agreements, helps cushion the Group from short-term economic cycles in any given market.

During 2007 Westfield continued to make significant improvements in the way it manages its environmental impact and engages with the community. Its approach in both areas has become more integrated with the core business of the Group, leading to greater efficiency and better outcomes for the environment. More information on this can be found in the Environment and Community section of this report.

The strong financial and operational performance of Westfield over many years is the direct result of the dedication, expertise, experience and hard work of the board and staff and I would like to acknowledge their role in the continued success of the Group.

The Group's high quality global portfolio, our strong and stable cash flows and the value creation flowing from redevelopment of many of our assets gives me confidence in the future. It is these characteristics which have enabled Westfield, since it was first listed nearly 50 years ago, to manage its way through economic cycles and continue to grow at the same time.

Given these characteristics, I expect the Group will continue to deliver income and capital growth in the years ahead and I am pleased to confirm the distribution forecast for 2008 at 106.5 cents per security.

Frank Lowy, AC
Chairman

Group Managing Directors' Review

Peter Lowy, Steven Lowy

Growth of Westfield Group's Operational Segment Earnings (constant currency)



$ Millions
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,500
1,450
1,400
1,350
Cents
0.97
0.95
0.63
0.91
0.87
0.85
0.83
0.81
2005
2006
2007
$ Millions
Cents per security

We are pleased to report on a very satisfying result in what has been a volatile year in the financial and real estate markets.

In the year ended 31 December 2007, financial highlights for the Group included:

- operational segment earnings – which is a measure of the operating performance of the Group – were up 11.6% on a constant currency basis to $1.79 billion. This represents earnings of 96.12 cents per security, an increase of 6%.
- recurring development segment earnings resulting from the Group's long-term strategy of value creation through investment in redeveloping our portfolio. Segment earnings of $889 million were driven by development gains of $1.1 billion, representing an 87% return on the Group's $1.3 billion investment in developments completed in 2007.
- full year distribution of 106.5 cents per security. The total amount distributed of $1.98 billion comprised operational segments earnings plus income hedging, which together represent the operating cashflow of the Group.
- execution of capital management initiatives resulting in $7.7 billion of available liquidity at year end and low gearing at 31.7%.
- total value uplift of $2.1 billion, of which $1 billion was attributable to assets not affected by development.
- an increase in total assets from $50.7 billion to $52.3 billion, and
- an increase in the gross value of investments under management (including joint venture interests) from $60.7 billion to $63.2 billion.

The strong performance achieved by the Group in 2007 was underpinned by a geographically diverse and high quality portfolio, a strong balance sheet, an experienced management team and an intensive management focus on extracting maximum value from the shopping centres.

The high quality of the portfolio was also reflected in the year end revaluations. On a comparable basis, the value of the existing properties not affected by developments increased by $1 billion. Gains in the value of the Australian portfolio were partially offset by weaker valuations in the UK, reflecting the general state of that market. Asset values in our US portfolio increased marginally, a result which, taking in account the difficult market conditions in the US, reflects both the quality of the US portfolio and the disposal of assets in markets which did not meet the Group's long-term investment criteria.

In his review, the Chairman referred to a number of factors which have resulted in the Group continuing to deliver strong financial results over a long period of time, including the importance of the Group's ability to generate strong, stable cash flows.

The stability of those cash flows is largely attributable to the nature of our rental streams, which are based on long-term leases that range from 5 to 7 years in Australia and New Zealand, 8 to 10 years in the United States and 10 to 15 years in the United Kingdom. More than 98% of this rental income comes from contracted minimum base rents which are not affected by short-term fluctuations in retail sales.

During the year the Group also took the opportunity to strengthen its balance sheet and increase available liquidity to better position the Group to fund its extensive development program.

In total, the Group was able to raise approximately $7.4 billion, principally through a combination of a $3 billion pro-rata rights issue; the creation of new joint ventures with leading global real estate investors; the establishment of a £530 million Westfield UK Shopping Centre Wholesale Fund and the strategic divestment of non-core assets in the United States.

The outlook for the Group is strong. Our shopping centre portfolio has high occupancy levels and long term leases, and is well-positioned to deliver sustainable income and capital growth. In 2008, we expect to deliver a similar level of growth in operational segment earnings per security, on a constant currency basis.

On the following pages we provide an overview of our operational performance and our development program, and an update on significant redevelopment projects at Westfield London, which is due to open at the end of 2008, and Stratford City and Sydney City which are due to commence in 2008.

Global Operational Update



Westfield Kotara, Australia

Operational Highlights

On a global basis the Westfield Group portfolio at year end was 97.5% leased with comparable net operating income growth of 4.4%. Over 4,800 lease deals were completed covering over 900,000 square metres of retail space. This was achieved across the four countries in which the Group operates, each of which displayed varying market conditions.

In Australia and New Zealand, vacancy levels remained historically low. More than 3,300 lease deals were completed across both portfolios, representing approximately 560,000 square metres of new retail space. Comparable specialty rents grew by 4.7% with comparable net property income growth of 5.6%.

Total retail sales in the Australian portfolio of $19.8 billion were up 5.9%, reflecting the strength of the economy in 2007. Total comparable sales were up 6% for the 12 months with specialty store sales up 7.1%.

Today, 60% of centres by value in the Australian portfolio generate in excess of half a billion dollars in annual retail sales, highlighting the strength of the portfolio. Bondi Junction in Sydney reached $900 million in annual sales for the year – a remarkable achievement since opening only three years ago.

Total retail sales in the New Zealand portfolio for the year totalled NZ$1.9 billion – up 7.9% with comparable total sales up 3.5% and specialties up 2.7%.

In the United States, the portfolio was 94.1% leased at year end, compared with 94.5% leased at the end of 2006. During the 12 months nearly 1,200 lease deals were completed covering over 2.9 million square feet of retail space. New mall shop rents averaged US$50.62 per square foot, a 21.8% increase over expiring rents.

Average specialty store rents on a per square foot basis grew by 5.2% and for the 12 months like-for-like property income increased 2.7%.

Total specialty shop sales were US$7.2 billion for the year representing a 3.1% increase on a per square foot basis. This reflects the strong sales performance from recently redeveloped centres and the benefit from the divestiture of lesser quality centres during the year.


kids

Westfield Annapolis, US

Measured on a comparable basis, sales growth was 1.2% for the 12 months which was impacted by slowing sales in the second half of the year. Sales in the West Coast centres, which represent more than half the Group's US portfolio and where the majority of future development expenditure is focused, performed better than the rest of the country.

In the United Kingdom, the portfolio remained at almost full occupancy, with 294 leasing deals completed, representing 64,700 square metres of retail space. Average specialty store rent of £645 a square metre represented a growth of 2.7%.

Given the average specialty lease in the UK has a five-year upward only market rent reviews, this growth rate is subject to fluctuations from year to year based on the volume of renewals and reviews taking place.

Comparable net property income growth for the year was 4.0%.

Reported industry statistics show total sales up 4.3% with comparable sales up 2.2%. It is significant to note the continuing relative strength of the London market with comparable sales growth of 7.9% as we are currently leasing the Group's major developments at Westfield London and Stratford City.

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Development Highlights

In 2007 the Group completed 10 major projects at a gross cost of $1.9 billion (with the Group's share being $1.3 billion).

Development completions in 2007 included:

- In the US – Brandon in Florida, Annapolis in Maryland; and Garden State Plaza in New Jersey – which now turns over approximately US$900 million in annual sales;
- In the UK – the first development at Derby;
- In Australia – Kotara in Newcastle and North Lakes in Brisbane; and
- In New Zealand – the first 'greenfield' centre at Albany in Auckland.

The Group achieved a development gain of $1.1 billion, representing an 87% return on development cost.

During the year a further $1.5 billion of new projects were started, including $1.0 billion of new projects in Victoria – at Bay City in Geelong and Doncaster and Plenty Valley in Melbourne.

All of these Australian projects are expected to open fully leased in 2008.

At year end, 12 major projects are under construction with a value of $5.9 billion (with the Group's share being $4.0 billion).

Over the coming years, the Group is scheduled to commence in excess of $10 billion of new development projects. In total there are over 40 projects earmarked for expansion and redevelopment. These will include landmark centres in premier locations such as Stratford City in London and in the US – UTC and Valley Fair in California; Montgomery in Maryland; World Trade Center in New York and the Sydney City project in Australia.

The future projects are forecast to deliver long-term, ungeared internal rates of returns of between 12% and 15% on the Group's investment, thereby leading to earnings growth and capital appreciation.



Westfield Garden State Plaza, US



Westfield Galleria at Roseville, US


Westfield Stratford City, UK

Four-Year Review

Financial Highlights	(Jul-Dec) 2004	2005	2006	2007
Net Property Income	$1,180 m	$2,449 m	$2,588 m	$2,418 m
Profit After Tax	$2,630 m	$4,247 m	$5,583 m	$3,437 m
Distribution	$873 m	$1,828 m	$1,871 m	$1,979 m
Total Assets Under Management	$41,920 m	$52,517 m	$60,739 m	$63,172 m
Shopping Centre Assets	$34,973 m	$42,577 m	$47,944 m	$48,074 m
Net Assets	$16,241 m	$19,466 m	$23,453 m	$27,592 m
Gearing (Net Debt as % Assets)	40.6%	41.4%	38.4%	31.7%
Market Capitalisation[1]	$29,657m	$33,393m	$39,063m	$43,435 m

[1]Includes securities on issue and conversion of convertible securities

Major Projects Update

Completed Projects

During the year $1.9 billion (Westfield share $1.3 billion) worth of projects were completed with a weighted average yield of approximately 9.3%. The Group's global capacity was highlighted with the opening of five major projects across four countries in four weeks.

Significantly, this included Westfield's first development project in the United Kingdom since entering that market in 2000 and its first greenfield centre in New Zealand since expanding there in 1997. Other projects completed during that period included Annapolis in the United States and North Lakes and Kotara in Australia. An additional five projects were completed in the year: Garden State Plaza, Southpark, Old Orchard, Brandon and Sarasota.

An overview of some of the projects follows:

In a joint venture with Hermes, Westfield Derby opened in October 2007 six months ahead of schedule at a total cost of £340 million (Westfield share £170 million). Significant for its status as the Group's first redevelopment project in the UK market, the opening of Derby also symbolised the arrival of the Westfield brand in the United Kingdom with the new centre bearing all the hallmarks of the Group's branded services and facilities.

The opening of Derby, as with Westfield's other British projects, was a regeneration project that has been a catalyst in transforming Derby as a retail and business destination in the East Midlands.

As a major retail-led development to open in the UK in 2007, Westfield Derby represents the beginning of Westfield's significant development program in that market.

Westfield Derby has brought more than 100 new retailers to the city, and has 1 million square feet of retail, food and lifestyle space. The centre is anchored by Marks & Spencer, Debenhams, and a remodeled Sainsbury's and features the premium design elements that are consistent with the latest Westfield projects around the world.


Westfield
M&S
DEBENHAMS
Westfield Derby, UK

In Brisbane, Australia the second stage of Westfield North Lakes opened in a joint venture with DEXUS Property Group just some four years after the centre first opened as a greenfield development. Located in one of Australia's fastest-growing regions the centre is adjacent to a residential estate whose population has almost doubled in three years. Accordingly, the redeveloped Westfield North Lakes has more than doubled in size and is anchored by major retailers including Big W and a new Myer department store to open mid-2008.

As with the other development projects to open in 2007, Westfield North Lakes reflects the Group's approach to design, dining precincts and retail trends that are continually shared between projects globally.

The NZ$210 million Westfield Albany opened in New Zealand as the Group's first greenfield project and on completion of the cinema component, will be the Group's largest development in that market to date. A landmark occasion for the Group since its arrival in New Zealand, Westfield Albany is anchored by the country's largest Farmer's department store and is home to an extensive offer of more than 140 of New Zealand's finest specialty stores, restaurants and cafés. The 47,000 square metre centre opened fully leased, ahead of time and budget.

In the United States a US$160 million redevelopment of Westfield Annapolis was completed in late 2007 adding more than 60 retailers – half of which were new to that market – and 240,000 square feet of retail space.


Westfield Albany, New Zealand

Current Projects

At year end, the Group had 12 major projects currently under construction. Among those due for completion in 2008 are US$1.1 billion of projects in the United States including Plaza Bonita, Southcenter, the second stage of Topanga, and Galleria at Roseville, which is staged for completion in late 2008 and 2009.

A$1.06 billion of current projects will be completed in Australia and New Zealand during 2008 including Doncaster, Plenty Valley and the renamed Geelong (formerly Bay City) in Victoria, and Manukau in New Zealand.

In the United Kingdom, the £1.6 billion London project is currently underway, with the retail component due for completion by the end of 2008, with the leisure and entertainment precincts to follow. An overview follows of some of the Group's key projects currently under construction:

On completion, Westfield Doncaster in Melbourne, Australia, will be a three-level super regional centre in Melbourne's affluent north east, anchored by David Jones and Myer department stores together with approximately 400 specialty stores.

The Doncaster project will be the Group's second 'black label' centre in Australia following Bondi Junction, and will be a signature retail and leisure destination for Melbourne offering the very best in local and international retail. The final stage of the project is due for completion in late 2008.

In Seattle in the United States, a US$240 million project at Westfield Southcenter is currently underway, following the acquisition of a ground lease for the site in late 2006. Already one of the leading shopping destinations in the Pacific North West, the completed centre will have around 75 new specialty stores in a contemporary design setting and is anchored by Nordstrom, Sears, JCPenney and Macy's among others.

The centre's unique design reflects the natural setting of the region, and includes a 90-foot glass façade, a three-level atrium, grand courts and a dining terrace with mountain views. One of the largest projects underway in the United States, Southcenter is due for completion at the end of 2008.

At Westfield Santa Anita, the US$120 million redevelopment will add another 115,000 square feet of retail space, with an open-air precinct and new lifestyle centre that will attract key retailers and provide considerable long-term returns.

Westfield Fox Hills near Los Angeles International Airport will be expanded and totally upgraded to meet the needs of a growing and increasingly affluent market, with the US$170 million project adding another 340,000 square feet of retail space, and tenancy remixing that will include a new Target store anchor.

The US$120 million redevelopment at Westfield Valencia Town Center will include the addition of a new lifestyle precinct, adding about 185,000 square feet of retail space.

In the United Kingdom there has been considerable progress on the large and complex redevelopment of Westfield London in the west of London.



Westfield Doncaster, Australia



Westfield Sydney City, Australia

The development remains one of the United Kingdom's largest urban regeneration projects, and is a catalyst for further development of the area, with Westfield investing £170 million in public transport, including two underground Tube stations, a new mainline station and two bus terminals. Westfield is also providing land for up to 220 affordable homes.

The centre will be anchored by Debenhams, Next, Waitrose and Cinema de Lux, as well as Marks & Spencer and House of Fraser who have now commenced their fitout. Leases exchanged or agreed on the project are at significant levels with excellent demand continuing from UK and international food, fashion, and homewares retailers. The centre is expected to open before Christmas 2008.

The Group believes that on completion Westfield London will be one of the world's leading shopping centres and one of the flagships of the Westfield portfolio.

Future Projects

The Westfield Group is planning to commence over $10 billion of developments over the coming years, including two major projects in Sydney and London.

With final planning approval in place, Westfield Sydney City is scheduled to start in late 2008. This major project will focus on high-quality design features in line with the Group's recent downtown projects in San Francisco, Los Angeles and London.

Sydney City will integrate the Group's existing three sites on Pitt Street mall to create a retail centre with more than 250 of the best local and international retailers, and will include a 27-storey office tower. The completed centre is expected to restore the Sydney's CBD status as the nation's premier retail destination.

Westfield's other urban regeneration project in London at Stratford City, adjacent to the 2012 London Olympic site continues with pre-development works well underway and construction expected to start in the first half of 2008.

Anchor tenants will include a flagship John Lewis department store, Marks & Spencer and Waitrose.

Stratford City is the largest retail-led mixed-use regeneration project ever undertaken in the United Kingdom. The completed centre of over 175,000 square metres is expected to revitalise London's East End with the introduction of more than 200 retail, leisure and entertainment facilities. The project will also include office and hotel space, residential apartments, landscaping and public spaces and amenities. The shopping centre is due for completion in 2011.

Together with Westfield London on the west side, the development of Stratford City will create an unsurpassed opportunity for the Group to establish a major presence in one of the world's leading markets.



Westfield London, UK

Environment and Community

During 2007 Westfield continued to make significant improvements in the way it manages its environmental impact and engages with the community. Its approach in both areas has become even more integrated with the core business of the Group, leading to greater efficiency and better outcomes for the environment.

The outstanding feature of this ongoing process in 2007 was a determined effort to better measure and compare the Group's environmental impact around the world by completing detailed audits in each market. These audits highlighted where the Group was performing well, but also included a 'gap analysis' which highlighted areas which require more attention.

External experts were retained to help conduct the audits and advise on developing a more strategic approach to sustainable development for the years ahead. This strategic approach when developed involves all aspects of the Group's business, including governance, engagement with key stakeholders, operational excellence, reporting and methods of measuring and verifying performance.

The audits have provided a baseline from which the Group can move forward globally in a more co-ordinated way, ensuring it not only meets its obligation to satisfy the various governmental standards in each market but can better share information and set ever more ambitious targets.

In many cases, this involves simply extending current practices, such as in the areas of water and waste management where Westfield has a strong record of achievement, while in others it involves the introduction of complex processes, such as ways of accurately measuring greenhouse gas emissions.

The board has determined that senior management make sustainable business practice a priority, incorporating it into the Group's culture and operations and a mainstream issue to be considered in setting financial and operational goals.

Engagement with Westfield staff and people and organisations outside the Group is critical to developing the Group's sustainability objectives. Westfield staff play the primary role in achieving environmental targets and managing community programs, but the Group also needs to ensure they have the expertise and tools to effectively engage external partners such as retailers, investors, local communities and a range of other groups, to work collaboratively where it makes sense to do so.

Importantly, the Group is introducing direct links between remuneration and the performance on sustainable practices where relevant. This is already the case on other key measures like the achievement of financial objectives and it will become an increasingly important part of the assessment of individual performance.

Sustainability – Our Approach

The Westfield Group's most obvious opportunities to make improvements in its sustainable practices are through its shopping centres – their day-to-day operations and in their design and construction.

Westfield is committed to making sustainability part of its day-to-day business practices to ensure the Group's long-term business success and that of the communities in which we operate.

Across each region the Group participates in industry bodies and government programs that address building and design issues and the reduction of environmental impact through more sustainable operations. In Australia, Westfield is a platinum member of the Green Building Council and also reports to the Federal Government's Energy Efficiency Opportunities program.

In the United States, the Group is a member of the US Green Building Council and also supports the USGBC's Leadership in Energy Efficiency and Design (LEED) program, incorporating its benchmarks into many of our newest projects.

Operations

Across Westfield's four operating regions there are a number of different environmental imperatives driven by local circumstances. For example, in Australia water management is an especially high priority while in the US there has been more emphasis on energy use.

Regardless of the specific regional conditions, Westfield's global audit has confirmed that consistent efforts are being made to reduce the environmental impact of the Group's shopping centre operations. This table provides an overview of the current practices in place.

Significant progress has already been made: in Australia there has been a 9.2% reduction in energy use since 2006, while in the United States energy use has been reduced by 23% since 2002.

Operational Highlights

	Energy efficiency	Water conservation	Waste management/ recycling
Australia	• Member of Green Building Council • Participation in government's energy efficiency opportunities program • Energy reduction targets for all centres • 9.2% energy use reduction against 2006	• Water-savings target set at all centres • 13.0% water use reduction against 2006	• Waste consumption targets set at all centres • 8.7% reduction in waste against 2006 • Cardboard recycling targets set for all centres • 16.7% increase in cardboard recycling against 2006 • Introduction of organic recycling
New Zealand	• Monthly Electricity Metering and Tracking system in place providing information for energy reduction initiatives • Building Maintenance System contract in place to achieve efficiencies in building operations through better improvements in building intelligence system	• Monitoring system for water usage to be established with initiatives to reduce usage being assessed	• Recycling of cardboard at all centres in place • Dedicated recycling for plastics, bottles and paper in place at three centres, with further roll-outs being assessed • Project team established to investigate recycling for back and front of house to reduce waste to landfill • Recycling of concrete, brick and foundation materials
United States	• Electricity reduction targets in place since 2002 • Reduction in kWh per square foot of more than 20% • Development of benchmarking tool with Environmental Protection Agency for shopping centre Energy Star rating. • Renewable energy programs for solar panels and wind turbines	• Faucet and sink fixture retro-fits to water-saving models • Automated irrigation systems based on weather satellite data • Use of non-potable water for irrigation at many centres	• Portfolio-wide recycling of more than 20% of waste stream • Organic waste composting • Re-usable dishware in food courts
United Kingdom	• Energy reduction targets for all centres • Controlled lighting reactive to occupation, daylight and time • Low energy hand dryers • Baseline carbon footprints measurements calculated • Carbon reduction targets set	• Brick-flush system introduced at all centres • Water management systems in all centre washroom facilities, reducing water consumption, energy use and costs • Water-recycling cleaning machines used by cleaning contractors	• 3-year targets set for waste reduction • 40% of all waste recycled • Annual waste recycling targets set

Development

New projects provide opportunities for the Group to integrate sustainable construction techniques and building materials into the long-term life cycle of a development, as well as broader social and environmental elements like integrated infrastructure, urban design and greater focus on site biodiversity.

This is a feature of Westfield's current major projects. At Westfield London major infrastructure is being put into place which will promote the area's regeneration with a view to improving sustainability. Significantly, the Group is investing £170 million in public transport including, underground rail sidings, two underground stations, a new mainline station and two bus terminals.

Westfield is also providing land for up to 220 affordable homes and has contributed to an adjacent streetscape and landscape design of Wood Land, Ariel Way and Shepherd's Bush Green.

At Stratford City Westfield is setting new standards for large scale development by introducing some of the most far reaching environmentally sustainable strategies to guide the design, construction and operation of the development. The development's carbon emissions will be reduced by 25% during the initial opening phases with further reductions targeted for later years.

In Australia the Group has worked closely with the Green Building Council to develop the new Greenstar Retail tool, and is building the Sydney City project to specifications designed to achieve five-star green-star targets for the retail and commercial components of the centre.

In addition to a range of environmentally sustainable design elements of the building itself, the Group is also in the process of determining – in conjunction with local authorities – a range of upgrades to the project's urban realm.

Outstanding opportunities exist for the Group to incorporate environmentally sustainable initiatives into the $10 billion worth of developments expected to commence over the coming years, but Westfield has also undertaken retro-fit works to update many of its existing centres with more environmentally friendly elements.

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Environment and Community

Project Highlights

	Energy efficiency	Water conservation	Materials, recycling & waste management	Urban Design
Australia/New Zealand				
Doncaster	• Solar power pre-heating of water for food tenancies in new food court • Solar power lighting in external urban plaza	• Installation of low flush toilet flushing system • Leak detection system	• Recycled materials for external timber screens • Use of local material suppliers (reduce and shorten truck trips)	• Collaboration with local authorities to deliver key retail facility for government's strategic planning policy
Sydney City	• Tri-generation and absorption chillers • 30% reduction in greenhouse gas emissions • Internally ventilated twin skin facade with automated cavity blind (office tower) • Hybrid chilled beam/low temperature variable air volume air conditioning system (office tower)	• Site-wide blackwater recycling strategy to reduce water demand by 60% • Waterless urinals and efficient fittings throughout • Water meters installed and connected to building management system for leak detection	• Dedicated facilities for waste separation and recycling • All timber is sustainable/recycled • 60% reuse of existing structure by volume (where appropriate)	• Collaboration with local authorities in progress to determine upgrades to urban realm including Pitt St Mall
Albany*	• Metal halide lighting in all public areas • Solar-powered hot water assist in amenities • South-facing skylights to reduce heat load • Light coloured roof to reduce heat gain	• In-ground tank to collect rain water irrigation • In-ground filtering system to clean car park water run off • Low water usage fixtures in amenities	• Recycling of concrete, brick and foundation materials	• Urban designer collaboration with council • Development of public space (civic plaza) for centre/community events • Outward facing retail activating street edges • Integration with public transport
United States				
UTC	• Cool roof technology to reduce heat absorption • Use of compact fluorescent or LED lighting • Shading and orientation of skylight glazing	• Use of reclaimed water for irrigation and air conditioning systems • Use of indigenous, drought-resistant planting to minimize irrigation needs • Use of water-efficient plumbing fixtures	• Integrated recycling program of organics, cardboard, and other materials • Use of locally sourced building materials • Use of certifiable sustainable building materials including accredited timber • Recycling of demolition materials on site	• Target to be largest LEED-certified centre in US • Participation in LEED certification pilot program for neighbourhood developments (LEED-ND) • Integrated transit center with bus, shuttle and trolley service options • Improved bicycle and pedestrian access
The Village at Westfield Topanga	• Alternative sources of energy including solar power • Resource efficient design • Use of green building technology	• Sustainable landscape design employing indigenous, drought-resistant plantings • Water conserving irrigation methods • Use of water-efficient plumbing and fixtures	• Recycling of non-hazardous construction debris • Locally-sourced building materials • Composting • Operational recycling including organics, cardboard and other materials	• 40% open space with pedestrian walkways, gardens with 1000+ trees and open air plazas linking Topanga and Promenade with rejuvenated land • Newly 'greened' Topanga Canyon Boulevarde • Community-friendly elements including meeting rooms and public gathering spaces • Design to meet LEED certification • Increased connectivity to mass-transit
United Kingdom				
London	• Redesign of the project resulted in a 24% improvement in energy efficiency • Glazed roof design to enhance natural lighting • Solar power to provide > 20% of energy required for new White City bus station	• Rainwater harvesting • Installation of 'brown' and 'green' roofs to aid biodiversity and prevent run-off volumes entering sewerage system	• Use of 50% recycled material where appropriate • Dedicated facilities for waste separation and recycling, including public areas	• £170m investment in public transport, including underground rail sidings, 2 underground stations, a new mainline station, and 2 bus terminals • Providing land for up to 220 affordable homes • Investment in surrounding streetscapes and landscaping of Wood Lane, Ariel Way and Shepherd's Bush Green
Stratford	• Highly efficient combined cooling heat and power plant to supply 75% of required, reducing carbon emissions • Initial emissions to be 25% below current standards • Target emissions reduction to exceed current benchmarks by 50% by 2020 and 80% by 2050	• Development of water strategy identifying targets and recommendations • Exceed current building regulations for water conservation by 25% • Residential water consumption reduced by 30% and commercial by 20% through use of sustainable site-based water supply and drainage systems	• Adoption of site-wide materials and purchasing strategy objectives include reduction of consumption and inventory management • Exceed current standards for waste conservation by 25% • Dedicated facilities for waste separation and recycling, including public areas	• Integration with 2012 Olympic and Paralympic Games park, designed for public use after the Games • Investment in new roads, bridges and public transport upgrades creating over 10,000 jobs on previously inaccessible site • Over 20,000 sq ft of new community facilities, including health centre, employment bureau and creche • High profile public art program commissioned from international and local artists

* Completed 2007

Community

Westfield shopping centres have always been a focal point for community engagement. In addition to generating economic activity, centres have contributed to their communities through hundreds of practical projects, large and small.

In addition to this community support at a local level, at a corporate level Westfield contributes to a range of worthy causes, including the Sydney Children's Hospital, the UCLA's Jonsson Cancer Center and the Peter McCallum Cancer Foundation.

In 2007 the Australian management team introduced a new, nation-wide program to support the families of disabled children.

A cross-section of staff was involved in identifying this group as one of the most worthy of support, and at the same time giving the Group an opportunity to direct its support more strategically through a centralised cause that can be assisted by all centres and the Group's own staff.

Community Highlights

	Community Support		Corporate Support	
Australia & New Zealand	• Camp Quality • SIDS & Kids • Starlight Foundation • Legacy Day • Shop for Your School	• Jeans for Jeans • Pakuranga Summer Festival (NZ) • Pakuranga Health Camp (NZ) • Te Omanga Hospice (NZ)	• Sydney Children's Hospital • Westfield Premier's Teacher Scholarships • Westmead Children's Hospital • Peter McCallum Cancer Foundation • General Sir John Monash Foundation • Style Pasifika (NZ)	• Order of Australia Association Foundation • Victor Chang Cardiac Research Institute • Football Federation Australia • Spastic Centre of NSW • Art Gallery of NSW
United States	• Together We Work Wonders • Girl Scouts of America • Salvation Army • Town Hall at the Mall	• Schools system support • Critical services support. police & fire departments	• Special Olympics • St. Jude Children's Research Hospital • UCLA's Jonsson Cancer Center • Multiple Sclerosis Society	• Save the Children • American Red Cross • Make a Wish Foundation • Disaster relief/recovery efforts nationwide
United Kingdom	• Discover • Stratford City Education Project • Workstation (Derby)	• Support Your School • Phoenix School volunteering • Old Park School • Dudley Performing Art	• National Society for the Prevention of Cruelty to Children	

The Year Ahead

In 2008 Westfield will continue the process of better co-ordinating its environmental policies, and continue to look for ways to better contribute to the community as a whole.

Just as the global audit showed where Westfield was performing well, it also revealed areas where rapid improvement is required. One major imperative for the year ahead is to establish a rigorous carbon management strategy. Westfield is working closely with advisers including PricewaterhouseCoopers to develop a system that produces investment-quality emissions data.

This will allow the Group to meet mandatory reporting standards with confidence, as well as provide a structured approach to identifying cost savings and revenue opportunities in this area.

Westfield has been careful to take the time necessary to get this structure right. Governments around the world are rapidly introducing mandatory emissions and energy consumption reporting, setting emissions targets and working on the detailed design of emissions trading schemes.

All of these steps to reduce the environmental impact of human activity are welcome, but they will be effective only if companies can provide accurate data and have robust internal systems to produce that data and are able to measure improvements over time.

In 2008 Westfield will establish sustainability teams in each market. These will have responsibility for overseeing the sustainability plans for their region, with an executive directly responsible for reporting regularly to their senior executive committee. These reports will then be considered by the Global Executive Committee to ensure the Group's strategic objectives are being met.

Executive Team

Corporate



Peter Allen
Group Chief
Financial Officer



Mark Bloom
Deputy Group Chief
Financial Officer



Eamonn Cunningham
Chief Risk Officer



Domenic Panaccio
Deputy Group Chief
Financial Officer



Gerhard Karba
Group Chief
Information Officer



Elliott Rusanow
Group Director Corporate



Mark Ryan
Group Director
Corporate Affairs



David Temby
Group Tax Counsel



Simon Tuxen
Group General Counsel &
Company Secretary

Human Resources

For several years there has been an increasing focus at Westfield on retaining and recruiting well qualified and highly-motivated staff. While this has always been high on the Group's agenda the growth of the business, its global reach and future potential have called for an ever more sophisticated approach.

Today, the Westfield approach to human resources is deeper and broader than simply aiming to hire the best people. Supporting the Group's efforts towards that goal is a detailed and disciplined process of training, development and nurturing of staff.

And at the core of our approach to human resources is the experience and stability of our senior executive team. In 2007 the Group's senior team had an average age of 49 and average length of service of approximately 10 years. The accumulated knowledge and expertise embodied in this team is continually replenished with the addition of executives from the shopping centre industry and other sectors.

In 2007 this team met in London for our annual Senior Leadership Meeting, where they devoted several days to thinking and debating all aspects of the Group's strategy and operations. The meeting discussed a Group-wide engagement survey, which is designed to provide for open, two-way communications between management and staff.

The survey highlighted the fact that the Group had an extremely engaged workforce, with the majority of those surveyed having confidence in the future of Westfield, pride in working for the Group, a clear understanding of how their own job contributes to the goals of the organisation and regarding the Group as an environment where people of diverse backgrounds can succeed.

The survey results also included suggestions for further improvements to its human resources and management efficiency tools. A broad plan was outlined on how to implement these improvements over time.

Broadening the scope of senior management development is another area of focus for the Group to build the leadership skills required in a large and complex global business.

Meanwhile, during 2007 the Group continued to extend programs of training and development across all divisions. The Management Executive Program is just one example of this approach which provides executives with a concentrated learning experience that culminates in their placement as a centre manager, leasing executive or retail sales manager at Westfield. Similar programs are in place for other job specifications.

The identification of talented staff and selection for further training or promotion draws heavily on the people planning process within Westfield. This is designed to provide senior management with an ongoing process which allows them to align talent across the business units against a common definition of 'high performance' and create talent pools and succession plans for key roles.

These renewed areas of focus in 2007 continue to help the Group recruit, retain, and reward the most talented individuals and reflects the importance of Westfield's staff in achieving its overall corporate objectives.

Executive Team

Australia & New Zealand

(Left to right)
Greg Miles
Director Development
Robert Jordan
Managing Director
Australia & New Zealand
Christine Godfrey
Group General Manager
Investor Relations



(Left to right)
Peter Leslie
Director Leasing
Ian Cornell
Director Human Resources
Michelle Vanzella
Director
Business Development
Andy Hedges
Director Shopping Centre
Management & Marketing





(Left to right)
Peter Bourke
Director
Information Technology
Bob Merkenhof
Director
Construction & Design
Gary Williams
Global New Revenue &
Marketing Director
Tim Walsh
General Counsel

Executive Team

United States

(Left to Right)
David Moore
Executive Vice President
Design & Product Development
John Widdup
Managing Director
United States
Easther Liu
Senior Vice President
Strategy and Market Research



(Left to right)
Bill Saltenberger
Executive Vice President
Construction & Project Controls
Bill Hecht
Senior Executive Vice President
US Leasing
Bill Giouroukos
Senior Executive Vice President
Management & Marketing





(Left to right)
Mike Skovran
Chief Financial Officer
US Operations
Peter Schwartz
Senior Executive Vice President
General Counsel
Stan Duncan
Senior Executive Vice President
Human Resources
Mark Stefanek
Chief Financial Officer
United States

Executive Team

United Kingdom

(Left to right)
Richard Steets
Director
Corporate Development
Michael Gutman
Managing Director
United Kingdom & Euope
Brian Mackrill
Director Finance



(Left to right)
Iain Johnstone
Development Director
Westfield London
Peter Miller
Director Design,
Development & Construction
John Burton
Development Director
Stratford City





(Left to right)
Leon Shelley
Corporate Counsel
David Slade
Director Leasing
Keith Whitmore
Director Construction
Denis Carruthers
Director Shopping Centre
Management & Marketing

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2007

				RETAIL SALES				LETTABLE AREA (SQF)		
				SPECIALTY ANNUAL SALES						
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 US$ MILLION	ESTIMATED YIELD	US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	TOTAL	SPECIALTY	NUMBER OF RETAILERS

United States

EAST COAST

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 US$ MILLION	ESTIMATED YIELD	US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	TOTAL	SPECIALTY	NUMBER OF RETAILERS
Connecticut										
Connecticut Post	100	285.9	6.40%	90.9	353	(1.8)	17.9%	1,333,894	665,752	195
Meriden	100	168.9	7.10%	82.0	342	0.9	17.4%	897,121	445,184	151
Trumbull	100	316.6	6.40%	124.9	401	(3.5)	16.4%	1,192,704	496,076	179
Florida/Tampa										
Brandon[**]	100	382.2	6.00%	158.7	470	(6.9)	13.4%	1,142,976	523,261	207
Broward[***]	100	225.0	5.50%	n/a	n/a	n/a	n/a	995,384	278,790	126
Citrus Park	100	271.4	6.10%	122.2	433	(0.4)	13.9%	1,144,676	507,728	150
Countryside	100	236.2	6.40%	110.8	373	(4.4)	15.2%	1,216,563	397,748	167
Sarasota[**]	100	162.2	5.95%	63.3	338	4.5	16.5%	940,127	359,477	142
Southgate	100	105.4	6.55%	58.3	514	(4.3)	9.7%	422,581	136,707	49
Westland[***]	100	175.7	5.50%	n/a	n/a	n/a	n/a	834,903	231,085	97
Maryland										
Annapolis[**]	100	710.2	5.20%	221.8	576	(2.6)	12.6%	1,416,774	724,626	241
Montgomery	50	248.3	5.30%	217.5	578	3.6	13.8%	1,224,877	512,776	196
Wheaton	100	339.0	6.80%	101.2	335	(0.5)	18.4%	1,644,895	650,723	203
New Jersey										
Garden State Plaza[*]	50	721.0	5.20%	358.6	696	5.2	15.0%	2,132,112	999,280	290
New York										
South Shore	100	226.1	6.95%	95.0	414	(4.2)	19.6%	1,157,969	300,708	124
Sunrise	100	152.6	7.05%	76.9	349	0.4	20.9%	1,227,241	493,743	166
North Carolina										
Eastridge	100	45.8	7.00%	44.0	245	4.0	12.4%	919,557	319,810	100

MID WEST

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 US$ MILLION	ESTIMATED YIELD	US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	TOTAL	SPECIALTY	NUMBER OF RETAILERS
Illinois/Chicago										
Chicago Ridge	100	133.4	7.20%	93.8	398	3.0	15.7%	836,558	413,518	150
Fox Valley	100	261.4	6.40%	120.2	358	(3.9)	15.7%	1,432,971	553,219	189
Hawthorn	100	261.0	6.40%	102.0	332	(3.2)	16.7%	1,340,571	575,188	167
Louis Joliet	100	139.5	6.00%	80.2	408	1.8	13.5%	943,151	326,683	111
Old Orchard[**]	100	495.2	6.00%	175.7	599	10.6	14.8%	1,726,972	707,912	145
Indiana										
Southlake	100	268.6	6.70%	142.6	406	(2.2)	13.5%	1,372,744	686,403	179
Nebraska/Lincoln										
Gateway	100	144.0	7.00%	76.3	343	0.7	13.7%	973,732	416,130	127
Ohio										
Belden Village	100	190.1	6.45%	106.9	400	(2.7)	12.8%	823,932	313,743	115
Franklin Park	100	380.8	5.65%	135.0	424	(5.0)	16.8%	1,221,428	619,635	162
Great Northern	100	167.8	6.60%	94.9	343	(2.3)	15.1%	1,228,969	431,003	143
Southpark[**]	100	315.3	6.00%	124.0	341	3.1	14.8%	1,626,198	837,797	183

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2007				RETAIL SALES				LETTABLE AREA (SQF)		
				SPECIALTY ANNUAL SALES						
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 US$ MILLION	ESTIMATED YIELD	US$MILLION	US$PSF	VAR. PSF %	OCCUPANCY COST %	TOTAL	SPECIALTY	NUMBER OF RETAILERS
WEST COAST										
Northern California										
Downtown Plaza	100	207.1	5.50%	73.2	346	(5.9)	15.7%	1,175,925	390,676	118
Galleria at Roseville*	100	336.1	6.20%	166.9	527	(5.0)	12.7%	991,791	419,747	139
Oakridge	100	404.3	6.00%	148.7	456	3.1	14.6%	1,140,578	613,834	214
San Francisco	*	626.1	5.30%	232.9	673	1.7	19.6%	1,456,410	544,515	189
Solano	100	270.9	6.15%	107.2	378	(4.2)	15.0%	1,064,686	505,111	167
Valley Fair	50	534.7	5.50%	418.2	830	3.1	13.3%	1,478,023	743,295	270
Southern California Los Angeles										
Century City	100	763.9	5.30%	225.2	896	6.8	15.7%	874,179	517,179	148
Eastland	100	133.6	5.90%	19.9	384	(0.1)	7.9%	806,434	593,079	37
Fashion Square	50	147.5	5.95%	173.8	580	2.1	11.4%	845,312	342,777	132
Fox Hills*	100	202.5	6.10%	87.5	365	(2.1)	17.9%	873,114	321,769	140
Mainplace	100	316.7	6.10%	139.2	414	(3.3)	16.2%	1,103,789	443,289	183
Palm Desert	100	232.4	6.20%	102.6	405	(2.9)	15.9%	1,003,922	391,229	158
Promenade	100	78.8	6.65%	35.5	413	(1.6)	8.0%	613,943	343,943	50
Santa Anita*	100	423.6	5.80%	183.2	460	2.2	14.9%	1,188,289	672,465	202
Topanga*	100	716.5	5.40%	288.3	503	8.2	17.4%	1,438,874	662,479	275
Valencia Town Center*	50	112.3	7.20%	144.5	442	(0.6)	14.6%	854,698	461,779	154
West Covina	100	308.9	5.85%	143.9	370	(1.4)	16.3%	1,185,065	506,971	193
Southern California San Diego										
Horton Plaza	100	395.4	5.65%	95.1	484	(0.3)	15.4%	740,050	459,564	136
Mission Valley	100	373.6	5.65%	106.1	455	2.9	11.6%	1,574,768	795,840	133
North County	100	236.4	6.85%	133.9	409	(4.7)	14.9%	1,254,637	374,140	175
Parkway	100	347.7	6.35%	129.5	398	(0.9)	15.3%	1,318,154	551,814	203
Plaza Bonita*	100	232.4	6.10%	125.7	454	(4.2)	14.1%	694,690	309,961	148
Plaza Camino Real	100	237.7	5.60%	101.9	370	4.8	14.9%	1,128,529	410,319	151
UTC	50	190.6	5.70%	203.6	667	7.7	10.9%	1,064,752	470,326	150
Washington										
Capital	100	203.1	5.90%	90.3	403	3.4	11.9%	769,772	463,177	128
Southcenter*	100	376.9	6.80%	158.8	671	2.5	12.7%	1,294,376	336,901	139
Vancouver	100	147.5	6.15%	84.8	370	3.6	12.1%	941,110	339,544	149

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%
* Centre currently impacted by development
** Redevelopment completed during the year
** Centre acquired in November 2007

Property Portfolio

FOR THE YEAR ENDED 31 DECEMBER 2007

SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 $ MILLION	RETAIL CAP RATE	RETAIL SALES: TOTAL ANNUAL SALES $ MILLION	RETAIL SALES: VARIANCE %	RETAIL SALES: SPECIALTY ANNUAL SALES $ PSM	RETAIL SALES: VARIANCE %	LETTABLE AREA (SQM): TOTAL	LETTABLE AREA (SQM): NUMBER OF RETAILERS
Australia									
Australian Capital Territory									
Belconnen	100	682.9	5.25%	399.3	(0.2)	8,213	2.1	77,109	224
Woden	50	304.0	5.75%	425.1	3.5	9,696	3.5	72,224	265
New South Wales									
Bondi Junction	100	1,984.2	4.50%	900.6	9.0	10,660	11.3	131,641	509
Burwood	100	757.6	5.25%	381.0	4.4	9,205	3.0	64,975	244
Chatswood	100	893.0	5.50%	480.9	1.3	9,406	2.0	78,523	292
Figtree	100	115.0	7.00%	154.6	3.2	10,073	2.6	20,362	80
Hornsby	100	821.8	5.35%	586.1	5.0	7,626	6.6	101,231	325
Hurstville	50	299.3	6.00%	398.2	4.2	9,098	4.4	64,783	257
Kotara##	100	608.1	5.75%	315.0	10.2	9,771	19.5	64,068	243
Liverpool	50	436.2	5.50%	409.2	28.7	7,589	33.5	93,785	337
Macquarie	55	469.8	5.50%	574.4	5.9	9,974	8.3	98,438	263
Miranda	50	612.9	5.25%	685.0	5.0	11,216	4.9	110,404	395
Mt Druitt	50	223.7	6.00%	342.3	8.4	7,797	10.8	60,675	246
North Rocks	100	106.6	7.00%	103.3	1.1	6,447	1.3	21,760	88
Parramatta	50	747.7	5.00%	653.2	8.1	9,256	9.2	138,823	495
Penrith	50	533.3	5.25%	562.5	5.1	9,667	6.4	90,202	343
Sydney Central Plaza	100	520.4	5.75%	358.2	1.3	13,930	2.3	54,792	93
Sydney City**	100	643.7	7.06%	233.2	3.0	9,241	3.6	88,128	293
Tuggerah	100	576.4	6.00%	458.6	7.5	6,897	8.9	82,792	268
Warrawong	100	214.2	7.25%	206.0	7.1	6,056	(1.2)	57,504	145
Warringah Mall	25	270.7	5.25%	764.6	5.5	9,609	5.9	127,445	327
Queensland									
Cairns	50	205.1	5.25%	343.1	2.9	10,575	4.6	53,258	203
Carindale	50	431.1	5.50%	657.2	8.6	10,199	10.2	116,767	297
Chermside	100	1,174.3	5.50%	705.8	40.5	9,894	42.2	123,639	392
Helensvale	50	146.7	6.25%	278.7	24.5	7,552	17.5	43,896	184
Mt Gravatt	75	602.8	5.75%	568.0	3.8	9,716	5.7	102,331	312
North Lakes##	50	191.7	5.50%	175.6	22.4	8,167	27.1	45,408	185
Pacific Fair	44	477.5	5.25%	617.3	4.8	11,142	7.1	105,717	313
Strathpine	100	277.7	6.50%	234.4	5.0	7,830	11.1	46,478	168
South Australia									
Marion	50	463.8	5.50%	703.4	5.1	10,406	5.5	130,541	322
Tea Tree Plaza	50	329.1	5.25%	463.9	3.5	9,787	3.5	95,269	251
Westlakes	50	175.9	5.75%	322.8	10.0	8,591	12.7	61,583	215
Victoria									
Airport West	50	150.4	6.25%	268.1	(0.6)	7,516	(1.4)	54,926	174
Bay City#	50	106.8	6.50%	152.6	(18.6)	9,931	(11.8)	35,866	99
Doncaster#	50	219.4	5.50%	157.5	(54.5)	6,782	(48.8)	55,216	237
Fountain Gate	100	793.5	5.75%	631.2	4.0	9,399	6.0	138,597	322
Knox	30	275.3	5.75%	684.5	5.4	8,147	8.7	137,158	390
Plenty Valley#	50	13.0	7.00%	57.2	(0.4)	9,299	0.7	6,193	27
Southland	50	632.9	5.00%	731.1	5.9	8,260	7.0	132,588	401
Western Australia									
Booragoon	25	200.5	5.50%	566.1	9.3	13,033	10.9	74,260	265
Carousel	100	653.1	5.75%	483.7	7.5	10,460	9.7	82,337	270
Innaloo	100	238.2	6.50%	244.2	7.2	7,525	11.5	46,134	169
Karrinyup***	25	152.2	5.00%	407.7	11.1	10,438	9.8	58,621	206
Whitford City	50	274.1	5.75%	444.9	12.3	8,997	10.2	76,415	296

FOR THE YEAR ENDED 31 DECEMBER 2007				RETAIL SALES				LETTABLE AREA (SQM)	
SHOPPING CENTRE	INTEREST %	BOOK VALUE 31 DEC 2007 NZ$ MILLION	RETAIL CAP RATE	TOTAL ANNUAL SALES NZ$ MILLION	VARIANCE %	SPECIALTY ANNUAL SALES NZ$ PSM	VARIANCE %	TOTAL	NUMBER OF RETAILERS

New Zealand

New Zealand

Shopping Centre	Interest %	Book Value 31 Dec 2007 NZ$ Million	Retail Cap Rate	Total Annual Sales NZ$ Million	Variance %	Specialty Annual Sales NZ$ PSM	Variance %	Total	Number of Retailers
Albany**	100	381.5	5.75%	77.9	n/a	n/a	n/a	45,782	144
Chartwell	100	151.2	7.00%	109.2	25.8	7,025	26.1	21,864	113
Downtown	100	78.7	7.25%	64.9	1.9	7,493	2.5	13,740	82
Glenfield	100	194.3	7.13%	181.1	1.3	6,797	(2.4)	31,072	136
Manukau*	100	241.5	7.50%	178.4	1.4	7,003	2.3	38,751	191
Newmarket	100	283.0	5.88%	122.5	(0.2)	10,884	(3.3)	32,328	123
Pakuranga	100	123.2	7.50%	113.3	(3.8)	6,009	(6.7)	27,629	120
Queensgate	100	366.2	6.13%	226.7	11.9	7,295	12.6	52,309	185
Riccarton	100	407.5	6.00%	302.1	7.0	10,358	7.4	47,161	154
Shore City	100	153.0	7.00%	79.2	(6.6)	8,270	(6.8)	14,835	85
St Lukes	100	509.8	6.00%	273.1	(0.9)	10,284	(1.9)	46,801	191
WestCity	100	224.3	6.75%	162.5	1.1	6,980	0.8	37,122	148

Centre currently under development
Redevelopment [illegible] during the year

SHOPPING CENTRE	LOCATION	INTEREST %	BOOK VALUE 31 DEC 2007 £ MILLION	ESTIMATED YIELD	LETTABLE AREA (SQM)	NUMBER OF RETAILERS

United Kingdom

England

Shopping Centre	Location	Interest %	Book Value 31 Dec 2007 £ Million	Estimated Yield	Lettable Area (SQM)	Number of Retailers
Derby**	Derby	50	271.2	5.18%	114,326	243
Guildford	Guildford	50	69.5	5.42%	14,028	72
Merry Hill	Birmingham	*33	314 2	5.30%	154,727	288
Nottingham	Nottingham	75	61.7	5.85%	45,253	106
Tunbridge Wells	Tunbridge Wells	*33	51.4	5.60%	28,661	120

Northern Ireland

Shopping Centre	Location	Interest %	Book Value 31 Dec 2007 £ Million	Estimated Yield	Lettable Area (SQM)	Number of Retailers
Belfast	Belfast	*33	93.3	5.86%	31,438	92
Sprucefield	Sprucefield	100	73.6	5.30%	21,461	5

UK Footnotes
Redevelopment completed during the year
* The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment [illegible] the Group's one third interest in Westfield UK Shopping Centre Fund

Australia Footnotes
* Includes office suites where applicable
** Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade
*** Since the end of the year, Westfield acquired an additional 8.3% interest in the shopping centre increasing Westfield's [illegible] up to 33.3%
* Centres currently under redevelopment
** Redevelopment completed during the year

Board of Directors


Mr Frank P Lowy AC
Chairman


Mr David H Lowy AM
Deputy Chairman


Mr Roy L Furman


Mr David M Gonski AC


Mr Steven M Lowy


Mr John McFarlane


Professor Judith Sloan


Dr Gary H Weiss

Mr Frank P Lowy AC
Chairman
Frank Lowy is executive chairman and co-founder of the Westfield Group. He is the founder and chairman of the Lowy Institute for International Policy, a member of The Brookings Institution's International Advisory Council, and chairman of Football Federation Australia. Mr Lowy is chairman of the Westfield Group Nomination Committee.

Mr David H Lowy AM
Deputy Chairman
David Lowy was appointed non-executive deputy chairman of Westfield Holdings Limited in June 2000. He holds a Bachelor of Commerce degree from the University of NSW. Mr Lowy joined Westfield in 1977 and was appointed executive director in 1981 and became managing director in 1987, a position he held until June 2000. He is a principal of LFG Holdings, a director of Publishing and Broadcasting Limited and the founder and president of Temora Aviation Museum. Mr Lowy is chairman of the Westfield Group Board Risk Management Committee.

Mr Roy L Furman
Roy Furman was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. He holds a degree in law from Harvard Law School. Mr Furman is based in the US and is vice chairman of Jefferies and Company and chairman of Jefferies Capital Partners, a group of private equity funds. He was co-founder of Furman Selz (1973) – an international investment banking, institutional brokerage and money management firm. Mr Furman is a member of the Westfield Group Remuneration Committee.

Mr David M Gonski AC
David Gonski was appointed as a non-executive director of Westfield Holdings Limited in 1985. He holds degrees in law and commerce from the University of NSW. Mr Gonski is chairman of Investec Bank Australia Limited and Coca-Cola Amatil Limited. He is a director of ASX Limited and Singapore Airlines Limited, chairman of Sydney Grammar School and Chancellor of the University of NSW. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, Remuneration Committee and the Nomination Committee.

Professor Frederick G Hilmer AO
Frederick Hilmer was appointed a non-executive director of Westfield Holdings Limited in 1991. He holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance. Professor Hilmer became vice-chancellor and president of the University of NSW in June 2006. From 1998 until November 2005, he was chief executive officer and a director of John Fairfax Holdings Limited. Between 1989 and 1997, he was Dean and Professor of Management at the Australian Graduate School of Management (University of NSW). Professor Hilmer is chairman of the Westfield Group Audit & Compliance Committee and the Remuneration Committee and is the lead independent director.

Mr Stephen P Johns
Stephen Johns was appointed an executive director of Westfield Holdings Limited and Westfield Management Limited in 1985 and of Westfield America Management Limited in 1996. He held a number of positions within Westfield, including group finance director from 1985 to 2002, and became a non-executive director of the three Westfield entities in October 2003. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. He is also chairman of the Spark Infrastructure Group, a director of Brambles Limited and Sydney Symphony Limited. Mr Johns is a member of the Westfield Group Audit & Compliance Committee and the Risk Management Committee.


Professor Frederick G Hilmer AO


Mr Stephen P Johns


Mr Peter S Lowy


Mr Dean R Wills AO


Ms Carla M Zampatti AM

Mr Peter S Lowy
Peter Lowy was appointed managing director of Westfield Holdings Limited in 1997 and currently serves as group managing director of the Westfield Group. He holds a Bachelor of Commerce degree from the University of NSW. Prior to joining Westfield in 1983, Mr Lowy worked in investment banking both in London and New York. He serves on the Executive Committee and Board of Governors for the National Association of Real Estate Investment Trusts; is a member of the management board of the European Public Real Estate Association; and is on the RAND Corporation Board of Trustees. He also serves on the Board of Directors of the Lowy Institute for International Policy (Australia), the Executive Committee of the Washington Institute for Near East Policy and the board of the Homeland Security Advisory Council (US).

Mr Steven M Lowy
Steven Lowy was appointed managing director of Westfield Holdings Limited in 1997 and currently serves as group managing director of the Westfield Group. He holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, Mr Lowy worked in investment banking in the US. He is president of the Board of Trustees of the Art Gallery of New South Wales; a director of the Victor Chang Cardiac Research Institute; a director of the Lowy Institute for International Policy; and a member of the Prime Minister's Business-Government Advisory Group on National Security.

Mr John McFarlane
John McFarlane was appointed as a non-executive director of Westfield Holdings Limited in February 2008. He is the former chief executive officer and executive director of Australian & New Zealand Banking Group Limited. Mr McFarlane holds a Master of Arts degree from the University of Edinburgh and an MBA from Cranfield School of Management. He is a former group executive director of Standard Chartered Plc, head of Citibank in the United Kingdom and managing director of Citicorp Investment Bank Ltd.

Professor Judith Sloan
Judith Sloan was appointed as a non-executive director of Westfield Holdings Limited in February 2008. She is a commissioner of the Productivity Commission and the Australian Fair Pay Commission, chairman of Babcock & Brown Communities Limited and a director of Santos Limited. She holds a degree in Economics from the University of Melbourne, a Master of Arts degree in Economics specialising in Industrial Relations, also from the University of Melbourne and a Master of Science degree in Economics from the London School of Economics. Professor Sloan has held academic appointments at the University of Melbourne and Flinders University and is a member of the Board of the Lowy Institute for International Policy. Her previous appointments include deputy chair of the Australian Broadcasting Corporation and director of Mayne Group Limited (now known as Symbion Health Limited).

Dr Gary H Weiss
Gary Weiss was appointed as a non-executive director of Westfield Holdings Limited in July 2004 following the merger of Westfield Holdings Limited with Westfield Trust and Westfield America Trust. He holds a Master's Degree in Law, as well as a Doctor of Juridical Science (JSD) from Cornell University, New York. Dr Weiss is an executive director of Guinness Peat Group plc, chairman of Coats plc and Ariadne Australia Limited, a director of Capral Aluminium Limited, Canberra Investment Corporation Limited, Tag Pacific Limited, Premier Investments Limited and Tower Australia Group Limited. Dr Weiss is a member of the Westfield Group Risk Management Committee.

Mr Dean R Wills AO
Dean Wills was appointed as a non-executive director of Westfield Holdings Limited in 1994. He is a fellow of the Australian Institute of Company Directors (AICD) and the Australian Marketing Institute (AMI). He is a former chairman of AXA Asia Pacific Holdings, Coca Cola Amatil, Transfield Services Limited and John Fairfax Holdings Limited. Mr Wills is a member of the Westfield Group Nomination Committee.

Ms Carla M Zampatti AM
Carla Zampatti was appointed as a non-executive director of Westfield Holdings Limited in 1997. She is executive chairman of the Carla Zampatti Group, chairman of the Special Broadcasting Service (SBS), a trustee of the Sydney Theatre Company Foundation Trust and a member of the Board of the Australian Multicultural Foundation. She is a former Director of McDonald's Australia Limited. Ms Zampatti is a member of the Westfield Group Nomination Committee.

82-35029

Financial Report

Westfield Group [1]
For the financial year ended 31 December 2007

Contents

29	Income Statement
30	Dividend/distribution Statement
31	Balance Sheet
32	Statement of Changes in Equity
33	Cash Flow Statement
34	Notes to the Financial Statements
93	Directors' Declaration
94	Independent Audit Report
95	Directors' Report
114	Corporate Governance Statement
124	Investor Relations
126	Members' Information
IBC	Directory

[1] Westfield Group comprises Westfield Holdings Limited and its controlled entities as defined in Note 2

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Revenue and other income					
Property revenue	3	**3,189.4**	3,403.9	**0.1**	0.1
Property revaluations	6	**1,740.3**	4,581.4	-	-
Property development and project management revenue		**899.5**	328.2	-	-
Property and funds management income		**76.5**	55.0	-	-
Write up of subsidiary investments previously written down		-	-	**15.6**	69.3
Dividends from subsidiaries		-	-	**13.0**	186.7
		5,905.7	8,368.5	**28.7**	256.1
Share of after tax profits of equity accounted entities					
Property revenue		**490.6**	410.3	-	-
Property revaluations	6	**380.1**	556.1	-	-
Property expenses and outgoings		**(146.6)**	(119.7)	-	-
Interest and tax expense		**(66.4)**	(49.8)	-	-
	16(b)	**657.7**	796.9	-	-
Net profit on realisation of assets	5,6	**71.4**	20.9	-	547.0
Interest income		**28.7**	17.0	**87.5**	42.2
Total revenue and other income		**6,663.5**	9,203.3	**116.2**	845.3
Expenses					
Property expenses and outgoings		**(1,115.1)**	(1,107.0)	**(0.1)**	(0.1)
Property development and project management costs		**(831.4)**	(289.8)	-	-
Property and funds management costs		**(36.2)**	(28.0)	-	-
Corporate costs		**(37.3)**	(32.2)	**(6.2)**	(6.3)
		(2,020.0)	(1,457.0)	**(6.3)**	(6.4)
Write down of goodwill	6,7	-	(104.1)	-	-
Write down of investment in subsidiaries		-	-	**(5.1)**	(10.8)
Currency derivatives	4	**(432.8)**	(230.6)	**(3.6)**	-
Financing costs	8	**(515.1)**	(1,216.0)	**(82.8)**	(26.7)
Total expenses		**(2,967.9)**	(3,007.7)	**(97.8)**	(43.9)
Profit before tax expense and minority interests		**3,695.6**	6,195.6	**18.4**	801.4
Tax expense	9	**(235.3)**	(559.5)	**2.5**	(12.9)
Profit after tax expense for the period		**3,460.3**	5,636.1	**20.9**	788.5
Less: net profit attributable to minority interests					
– Westfield Trust members		**(2,395.0)**	(4,397.8)	-	-
– Westfield America Trust members		**(825.1)**	(992.5)	-	-
– External		**(23.1)**	(53.0)	-	-
Net profit attributable to members of Westfield Holdings Limited		**217.1**	192.8	**20.9**	788.5
		cents	**cents**		
Basic earnings per Westfield Holdings Limited share	10(a)	**11.68**	10.92		
Diluted earnings per Westfield Holdings Limited share	10(a)	**11.60**	10.86		
		$million	**$million**	**$million**	**$million**
Net profit attributable to members of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited members		**217.1**	192.8	**20.9**	788.5
Westfield Trust members		**2,395.0**	4,397.8	-	-
Westfield America Trust members		**825.1**	992.5	-	-
Net profit attributable to members of the Westfield Group		**3,437.2**	5,583.1	**20.9**	788.5
		cents	**cents**		
Basic earnings per stapled security	10(b)	**184.94**	316.29		
Diluted earnings per stapled security	10(b)	**184.93**	316.27		

Dividend/Distribution Statement

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	31 Dec 06 $million
Operational segment result (excluding property revaluations) attributable to members of the Westfield Group and external minority interests	33	**2,551.7**	2,665.2
Adjusted for unallocated items relating to the operational segment			
Net interest expense		**(756.5)**	(1,005.3)
Minority interests – external		**(23.1)**	(53.0)
Revaluation of investment properties included in minority interests – external		**14.2**	44.5
Operational profit attributable to members available for distribution [i]		**1,786.3**	1,651.4
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		**195.1**	170.9
Project profits to 30 June 2006 [ii]		**–**	128.0
Less: amount retained		**(2.1)**	(79.6)
Distributable income		**1,979.3**	1,870.7
Weighted average number of stapled securities on issue for the period [iii]		**1,858.5**	1,756.5
Distributable income per ordinary stapled security (cents)		**106.50**	106.50
Comprising distributable income per stapled security for:			
– the six months ended 30 June 2007 (cents)		**53.25**	54.50
– the six months ended 31 December 2007 (cents)		**53.25**	52.00
Dividend/distribution paid [iv]		**1,977.5**	1,872.1
Weighted average number of stapled securities entitled to distribution at 31 December 2007		**1,856.8**	1,757.8
Dividend/distribution per ordinary stapled security for the year (cents)		**106.50**	106.50
Comprising dividend/distribution per stapled security for:			
– the six months ended 30 June 2007 (cents)		**53.25**	54.50
– the six months ended 31 December 2007 (cents)		**53.25**	52.00

[i] Equivalent to 96.12 cents operational profit per stapled security (31 December 2006: 93.56 cents).

[ii] With effect from 1 July 2006, project profits are no longer distributed.

[iii] The weighted average number of stapled securities used in determining distributable income per ordinary stapled security for the year ended 31 December 2007 includes an adjustment of 4.376 million securities for the bonus element of the pro-rata entitlement offer.

[iv] The dividend/distribution paid of $1,977.5 million includes a $0.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the year with full dividend/distribution entitlement and excludes $2.2 million final distribution of 53.25 cents per stapled security in respect of the bonus element adjustment noted in (iii) above.

Balance Sheet

82-35029

AS AT 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Current assets					
Cash and cash equivalents	27(a)	**344.2**	246.9	**0.3**	-
Trade receivables		**61.8**	53.2	-	-
Investment properties classified as held for sale	14	-	149.8	-	-
Derivative assets	11	**197.7**	218.8	-	-
Receivables	12	**410.2**	195.2	**3,378.6**	2,217.9
Inventories		**270.7**	20.5	-	-
Tax receivable		**18.3**	18.2	-	8.7
Prepayments and deferred costs	13	**170.2**	91.5	-	-
Total current assets		**1,473.1**	994.1	**3,378.9**	2,226.6
Non current assets					
Investment properties	14	**41,671.9**	40,740.1	**2.3**	2.3
Equity accounted investments	16	**5,131.4**	5,410.2	-	-
Other investments	17	**592.7**	114.9	**1,414.9**	1,094.3
Derivative assets	11	**1,234.8**	983.3	-	-
Property, plant and equipment	18	**204.7**	242.7	-	-
Receivables	12	**68.9**	59.6	-	-
Deferred tax assets	9	**136.9**	33.4	**7.6**	18.0
Prepayments and deferred costs	13	**286.5**	303.4	-	-
Total non current assets		**49,327.8**	47,887.6	**1,424.8**	1,114.6
Total assets		**50,800.9**	48,881.7	**4,803.7**	3,341.2
Current liabilities					
Payables	19	**1,779.4**	1,181.6	**2,221.7**	1,034.1
Interest bearing liabilities	20	**1,462.3**	1,135.9	**585.2**	587.0
Other financial liabilities	21	**224.0**	-	-	-
Tax payable		**136.5**	38.0	**79.6**	-
Derivative liabilities	22	**35.7**	42.2	-	-
Total current liabilities		**3,637.9**	2,397.7	**2,886.5**	1,621.1
Non current liabilities					
Payables	19	**192.6**	71.9	-	-
Interest bearing liabilities	20	**13,003.9**	17,425.8	-	-
Other financial liabilities	21	**2,548.0**	1,997.4	-	-
Deferred tax liabilities	9	**2,784.2**	2,773.4	**2.1**	17.7
Derivative liabilities	22	**851.9**	586.2	-	-
Total non current liabilities		**19,380.6**	22,854.7	**2.1**	17.7
Total liabilities		**23,018.5**	25,252.4	**2,888.6**	1,638.8
Net assets		**27,782.4**	23,629.3	**1,915.1**	1,702.4
Equity attributable to members of Westfield Holdings Limited					
Contributed equity	23	**1,163.8**	908.1	**1,225.9**	969.7
Reserves	25	**67.2**	(20.0)	-	-
Retained profits	26	**989.7**	836.8	**689.2**	732.7
Total equity attributable to members of Westfield Holdings Limited		**2,220.7**	1,724.9	**1,915.1**	1,702.4
Equity attributable to minority interests – Westfield Trust and Westfield America Trust members					
Contributed equity	23	**15,097.5**	12,026.8	-	-
Reserves	25	**(362.6)**	486.2	-	-
Retained profits	26	**10,636.3**	9,215.1	-	-
Total equity attributable to minority interests – Westfield Trust and Westfield America Trust members		**25,371.2**	21,728.1	-	-
Equity attributable to minority interests – external					
Contributed equity		**94.0**	94.0	-	-
Retained profits		**96.5**	82.3	-	-
Total equity attributable to minority interests – external		**190.5**	176.3	-	-
Total equity attributable to minority interests		**25,561.7**	21,904.4	-	-
Total equity		**27,782.4**	23,629.3	**1,915.1**	1,702.4
Equity attributable to members of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited members		**2,220.7**	1,724.9	**1,915.1**	1,702.4
Westfield Trust and Westfield America Trust members		**25,371.2**	21,728.1	-	-
Total equity attributable to members of the Westfield Group		**27,591.9**	23,453.0	**1,915.1**	1,702.4

82-35029

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
Changes in equity attributable to members of the Westfield Group				
Opening balance of equity	**23,453.0**	19,466.4	**1,702.4**	934.7
Movements in foreign currency translation reserve				
– Net exchange difference on translation of foreign operations directly recognised in equity [i]	**(761.6)**	(92.1)	**-**	-
Net profit attributable to members of the Westfield Group [i]	**3,437.2**	5,583.1	**20.9**	788.5
Total income and expenses for the period	**2,675.6**	5,491.0	**20.9**	788.5
Movements in contributed equity				
– Dividend/distribution reinvestment plan	**263.0**	321.8	**19.4**	25.9
– Conversion of options	**78.1**	93.7	**16.3**	24.5
– Pro-rata entitlement offer	**3,028.8**	-	**223.5**	-
– Costs associated with the pro-rata entitlement offer	**(43.5)**	-	**(3.0)**	-
Movements in retained profits				
– Dividend/distribution paid	**(1,863.1)**	(1,919.9)	**(64.4)**	(71.2)
Closing balance of equity attributable to members of the Westfield Group	**27,591.9**	23,453.0	**1,915.1**	1,702.4
Changes in equity attributable to external minority interests				
Opening balance of equity	**176.3**	131.8	**-**	-
Net profit attributable to external minority interests	**23.1**	53.0	**-**	-
Dividend/distribution paid or provided for	**(8.9)**	(8.5)	**-**	-
Closing balance of equity attributable to external minority interests	**190.5**	176.3	**-**	-
Total Equity	**27,782.4**	23,629.3	**1,915.1**	1,702.4

[i] Total income and expenses for the period attributable to members of the Westfield Group includes income and expenses attributable to members of Westfield Trust and Westfield America Trust, including an amount recognised directly in equity of $2,371.3 million (31 December 2006: $5,315.1 million), being profit after tax expense for the period of $3,220.1 million (31 December 2006: $5,390.3 million) and the net exchange loss on translation of foreign operations of $848.8 million (31 December 2006: loss $75.2 million).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2007

82-35029

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**4,309.7**	3,898.7	**13.0**	186.9
Payments in the course of operations (including GST)		**(1,691.3)**	(1,470.7)	**(5.9)**	(6.2)
Settlement of income hedging currency derivatives		**143.8**	143.6	**-**	-
Dividends/distributions received from equity accounted associates		**259.4**	243.1	**-**	-
Income and withholding taxes paid		**(38.9)**	(110.3)	**(6.0)**	(56.2)
Goods and services taxes paid		**(111.2)**	(170.0)	**(2.6)**	-
Net cash flows from / (used in) operating activities	27(b)	**2,871.5**	2,534.4	**(1.5)**	124.5
Cash flows from investing activities					
Payments for the acquisition of property investments		**(550.2)**	(851.4)	**-**	-
Payments of capital expenditure for property investments		**(2,369.9)**	(1,545.0)	**-**	-
Proceeds from the sale of property investments		**1,112.1**	1,915.3	**-**	-
Proceeds from the sale of other investments		**-**	-	**-**	603.9
Net inflows / (outflows) for investments in equity accounted investments		**93.0**	(305.4)	**-**	-
Net proceeds from the sale of property assets by equity accounted entities		**536.3**	-	**-**	-
Payment for the purchases of investments in subsidiaries		**-**	-	**(310.1)**	(19.2)
Payments for the purchases of property, plant and equipment		**(51.5)**	(81.4)	**-**	-
Proceeds from the sale of property, plant and equipment		**45.3**	-	**-**	-
Settlement of asset hedging currency derivatives		**(326.7)**	(26.4)	**-**	-
Net cash flows (used in) / from investing activities		**(1,511.6)**	(894.3)	**(310.1)**	584.7
Cash flows from financing activities					
Proceeds from the issuance of securities		**3,340.2**	394.2	**259.2**	50.4
Payments for costs associated with pro-rata entitlement offer		**(43.5)**	-	**(3.0)**	-
Proceeds from the issuance of property-linked notes		**1,262.9**	-	**-**	-
Net (repayment of) / proceeds from interest bearing liabilities		**(2,912.9)**	1,083.2	**-**	-
Financing costs		**(1,039.7)**	(1,144.7)	**(87.5)**	(43.4)
Net proceeds / (payments) from related entities		**-**	-	**119.4**	(695.1)
Interest received		**28.7**	17.4	**93.2**	45.2
Dividends/distributions paid		**(1,863.1)**	(1,919.9)	**(64.4)**	(71.2)
Dividends/distributions paid by controlled entities to minority interests		**(8.9)**	(8.1)	**-**	-
Net cash flows (used in) / from financing activities		**(1,236.3)**	(1,577.9)	**316.9**	(714.1)
Net increase / (decrease) in cash and cash equivalents held		**123.6**	62.2	**5.3**	(4.9)
Add opening cash and cash equivalents brought forward		**233.2**	171.3	**(5.0)**	(0.1)
Effects of exchange rate changes on opening cash brought forward		**(12.9)**	(0.3)	**-**	-
Cash and cash equivalents at the end of the year	27(a)	**343.9**	233.2	**0.3**	(5.0)

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

Note	Description	Page
1	Basis of preparation of the Financial Report	35
2	Summary of significant accounting policies	35
3	Property revenue	39
4	Currency derivatives	39
5	Net profit on realisation of assets	39
6	Significant items	39
7	Goodwill	39
8	Financing costs	39
9	Taxation	40
10	Earnings per security	41
11	Derivative assets	42
12	Receivables	42
13	Prepayments and deferred costs	42
14	Investment properties	42
15	Details of shopping centre investments	43
15(a)	– Australia	44
15(b)	– New Zealand	45
15(c)	– United Kingdom	45
15(d)	– United States	46
16	Details of equity accounted investments	47
17	Other investments	49
18	Property, plant and equipment	49
19	Payables	49
20	Interest bearing liabilities	50
21	Other financial liabilities	51
22	Derivative liabilities	53
23	Contributed equity	53
24	Share based payments	54
25	Reserves	58
26	Retained profits	58
27	Cash and cash equivalents	59
28	Dividends/distributions	59
29	Net tangible asset backing	60
30	Lease commitments	61
31	Capital expenditure commitments	61
32	Contingent liabilities	61
33	Segment information	61
34	Capital risk management	66
35	Financial risk management	66
36	Interest rate risk management	67
37	Exchange rate risk management	70
38	Credit and liquidity risk management	73
39	Financial risk – Parent Company	73
40	Interest bearing liabilities, interest and derivative cash flow maturity profile	74
41	Fair value of financial assets and liabilities	74
42	Auditor's remuneration	74
43	Superannuation commitments	75
44	Employees	75
45	Related party disclosures	75
46	Remuneration of Key Management Personnel	77
47	Details of controlled entities, proportionately consolidated and equity accounted entities	80
48	Subsequent events	92

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of the Westfield Group ("Group"), comprising Westfield Holdings Limited ("Parent Company") and its controlled entities, for the year ended 31 December 2007 was approved in accordance with a resolution of the Board of Directors of the Parent Company on 14 March 2008.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the year ended 31 December 2007. The Directors have assessed the impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follow:

- AASB 8 Operating Segments, AASB 101 Presentation of Financial Statements and AASB 123 Borrowing Costs which are applicable for annual reporting periods beginning on or after 1 January 2009; and
- AASB 2007-4: Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments which is applicable for annual reporting periods beginning on or after 1 July 2007.

These standards will not impact the amounts recognised in these financial statements.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit or loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

(d) Adoption of new accounting standards

The Group has adopted AASB 7 Financial Instruments: Disclosures, AASB 101 Presentation of Financial Statements and all consequential amendments which became applicable on 1 January 2007. The adoption of these standards has only affected the disclosure in these financial statements. These standards have not affected the amounts recognised in the income statement or the balance sheet of the entity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting for the Group

The Group was established in July 2004 by the stapling of securities of each of the Parent Company, Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Securities Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as a business combination by consolidating the fair value of the net assets of WT and WAT.

This financial report has been prepared based upon a business combination by the Parent Company of WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

(b) Consolidation and classification

The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceased. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Group. Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

i) Synchronisation of Financial Year

By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial year of the controlled entity Carindale Property Trust ("CPT"), coincides with the financial year of the Parent Company.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

In May 2002, the Group together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest is represented by a 54.2% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation and classification (continued)

In November 2004, the Group together with R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben, acquired the assets and liabilities of Duelguide plc. The Group's economic interest is represented by a 50% equity ownership of DGL Acquisitions Limited which has been accounted for in accordance with the substance of the contractual agreements. Entities where the Group has a controlling interest have been consolidated. Other retail and property investments where the Group has significant influence have been equity accounted.

(c) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, shopping centre investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each shopping centre investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, anticipated maintenance costs, appropriate discount rate and make reference to market evidence of transaction prices for similar properties.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of new and existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(d) Other investments

i) Other investments

Other investments, excluding investment in subsidiaries, are designated as assets held at fair value consistent with investment properties. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value. Movements in fair value subsequent to initial recognition are included in the income statement.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market prices. For investments with no active market, fair values are determined using valuation techniques which keep judgemental inputs to a minimum, including the fair value of underlying properties, recent arm's length transactions, reference to market value of similar investments and discounted cash flow analysis.

ii) Investment in Subsidiaries

Investments in subsidiaries are held at the lower of cost or recoverable amount.

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Company and its Australian subsidiaries is Australian dollars. The functional currency of the United States entities is United States dollars, of United Kingdom entities is British pounds and of New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on foreign currency loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(f) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage of completion basis. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(g) Expenses

Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation

The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential capital gains tax as detailed below:

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Taxation (continued)

i) WT

Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

ii) WAT

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Group may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

iii) Deferred tax

Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

iv) Parent Company - tax consolidation

The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. The Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss of the subsidiary at the current tax rate. The Tax Consolidation Group has applied the modified separate tax payer approach in determining the appropriate amount of current and deferred taxes to allocate.

(i) Goodwill and deferred tax on acquisitions of property businesses

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment at each reporting date. Impairment may arise when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(j) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the associated financing costs are capitalised.

Refer to Note 2(q) for other items included in financing costs.

(l) Property development projects and construction contracts for external parties

Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage of completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract and provision is made for losses, if any, anticipated.

(m) Depreciation and amortisation

Property, plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class property, plant and equipment ranges from three to fifteen years.

(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' benefits to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary securities are recognised directly in equity as a reduction of the proceeds received.

(q) Derivative financial instruments and financial instruments

The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program and are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements are not met in all circumstances. As a result, all derivative instruments, other than cross currency swaps that hedge net investments in foreign operations, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve. Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectability of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

ii) Financial liabilities

Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include property linked notes, convertible notes, preference and convertible preference securities. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is fair valued through the income statement.

The fair value of property linked notes are determined by reference to the fair value of the underlying linked property investments. The fair value of convertible notes, preference and convertible preference securities are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 21.

(r) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(s) Earnings per security

Basic earnings per security is calculated as net profit attributable to members divided by the weighted average number of ordinary securities. Diluted earnings per security is calculated as net profit attributable to members divided by the weighted average number of ordinary securities and dilutive potential ordinary securities.

(t) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 3 PROPERTY REVENUE					
Shopping centre base rent and other property income		**3,235.4**	3,437.9	**0.1**	0.1
Amortisation of tenant allowances		**(46.0)**	(34.0)	**-**	-
		3,189.4	3,403.9	**0.1**	0.1
NOTE 4 CURRENCY DERIVATIVES					
Gains on income hedging currency derivatives (excluding net fair value gain or loss of derivatives not qualifying for hedge accounting)		**94.2**	68.3	**-**	-
Net fair value loss of currency derivatives that do not qualify for hedge accounting	6	**(527.0)**	(298.9)	**-**	-
Inter-entity foreign currency exchange loss		**-**	-	**(3.6)**	-
		(432.8)	(230.6)	**(3.6)**	-
NOTE 5 NET PROFIT ON REALISATION OF ASSETS					
Revenues from asset sales		**3,087.4**	2,110.3	**-**	601.4
Carrying value of assets sold and capital costs written off		**(3,016.0)**	(2,089.4)	**-**	(54.4)
		71.4	20.9	**-**	547.0
NOTE 6 SIGNIFICANT ITEMS					
Profit before tax and minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.					
Property revaluations		**1,740.3**	4,581.4	**-**	-
Equity accounted property revaluations	16(b)	**380.1**	556.1	**-**	-
Net profit on realisation of assets	5	**71.4**	20.9	**-**	547.0
Current – tax on sale of assets and capital costs written off	9	**(13.2)**	(7.2)	**-**	(7.8)
Deferred tax – benefit from reduction of tax rates	9	**109.2**	-	**-**	-
Deferred tax	9	**(284.1)**	(489.2)	**5.2**	-
Write down of goodwill	7	**-**	(104.1)	**-**	-
Net fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting	8	**211.6**	(5.5)	**-**	-
Net fair value gain or (loss) on other financial liabilities	8	**49.8**	(318.0)	**-**	-
Net fair value loss of currency derivatives that do not qualify for hedge accounting	4	**(527.0)**	(298.9)	**-**	-
NOTE 7 GOODWILL					
Goodwill carried on balance sheet		**-**	-	**-**	-
Movement in goodwill					
Balance at the beginning of the year		**-**	-	**-**	-
Goodwill on acquisitions due to the recognition of deferred tax liabilities		**-**	104.1	**-**	-
Write down of goodwill		**-**	(104.1)	**-**	-
Balance at the end of the year		**-**	-	**-**	-
NOTE 8 FINANCING COSTS					
Gross financing costs (excluding net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting)					
– Interest bearing liabilities		**(760.2)**	(916.4)	**-**	-
– Other financial liabilities		**(26.0)**	(30.9)	**-**	-
Related party borrowing costs		**-**	-	**(82.8)**	(26.7)
Financing costs capitalised to construction projects		**147.1**	147.8	**-**	-
Financing costs		**(639.1)**	(799.5)	**(82.8)**	(26.7)
Net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting	6	**211.6**	(5.5)	**-**	-
Finance leases interest expense		**(5.9)**	(7.6)	**-**	-
Interest expense on other financial liabilities		**(131.5)**	(85.4)		
Net fair value gain or (loss) on other financial liabilities	6	**49.8**	(318.0)	**-**	-
		(515.1)	(1,216.0)	**(82.8)**	(26.7)

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million

NOTE 9 TAXATION

(a) Tax expense

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Current – underlying tax		**(47.2)**	(63.1)	**(2.7)**	(5.1)
Current – tax on sale of assets and capital costs written off	6	**(13.2)**	(7.2)	**–**	(7.8)
Deferred tax – benefit from reduction of tax rates	6	**109.2**	–	**–**	–
Deferred tax	6	**(284.1)**	(489.2)	**5.2**	–
		(235.3)	(559.5)	**2.5**	(12.9)

The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Accounting profit before income tax	**3,695.6**	6,195.6	**18.4**	801.4
Prima facie tax expense at 30% (31 December 2006: 30%)	**(1,108.7)**	(1,858.7)	**(5.5)**	(240.4)
WT income not assessable	**601.7**	1,242.5	**–**	–
WAT income not assessable	**107.5**	(79.3)	**–**	–
Differential of tax rates on US foreign income	**52.5**	217.5	**–**	–
Differential of tax rates on UK foreign income	**0.7**	5.4	**–**	–
Sale of subsidiary company to WAT	**–**	–	**–**	156.2
Impairment write down of investment in subsidiaries	**–**	–	**(1.5)**	(3.2)
Write up of subsidiary investments previously written down	**–**	–	**4.7**	20.8
Goodwill write off not deductible	**–**	(31.2)	**–**	–
Tax on inter-entity transactions	**(3.3)**	(28.2)	**–**	–
Prior year over / (under) provision	**2.7**	(2.2)	**–**	–
Capital items	**8.2**	(29.2)	**–**	–
Inter-entity dividends	**–**	–	**3.9**	55.8
Benefit of change in tax rates impacting deferred tax liabilities	**109.2**	–	**–**	–
Other items	**(5.8)**	3.9	**0.9**	(2.1)
Tax expense	**(235.3)**	(559.5)	**2.5**	(12.9)

(b) Deferred tax assets

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Provisions and accruals	**80.0**	11.5	**–**	–
Unrealised exchange loss on financial derivatives	**56.9**	21.9	**7.6**	18.0
	136.9	33.4	**7.6**	18.0

(c) Deferred tax liabilities

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
Tax effect of book value in excess of the tax cost base of investment properties	**2,623.9**	2,673.3	**–**	–
Unrealised exchange gain on financial derivatives	**143.4**	86.9	**2.1**	17.7
Other timing differences	**16.9**	13.2	**–**	–
	2,784.2	2,773.4	**2.1**	17.7

(d) Deferred tax assets and deferred tax liabilities not charged to tax expense

The closing balance of deferred tax assets and deferred tax liabilities includes amounts charged to the foreign currency translation reserve of $17.6 million (31 December 2006: $65.3 million).

	Consolidated	
	31 Dec 07 cents	31 Dec 06 cents

NOTE 10 EARNINGS PER SECURITY

(a) Attributable to members of the Parent Company

	31 Dec 07 cents	31 Dec 06 cents
Basic earnings per share	**11.68**	10.92
Diluted earnings per share	**11.60**	10.86

The following reflects the income and security data used in the calculations of basic and diluted earnings per share:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per share [i]	**1,858,518,871**	1,765,177,330
Bonus element of security options which are dilutive	**12,493,374**	9,564,683
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per share	**1,871,012,245**	1,774,742,013

	$million	$million
Earnings used in calculating basic earnings per share	**217.1**	192.8
Adjustment to earnings on options which are considered dilutive	-	–
Earnings used in calculating diluted earnings per share	**217.1**	192.8

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 477,716 (31 December 2006: 2,081,953).

	Consolidated	
	31 Dec 07 cents	31 Dec 06 cents
(b) Attributable to members of the Group		
Basic earnings per stapled security	**184.94**	316.29
Diluted earnings per stapled security	**184.93**	316.27

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per stapled security [i]	**1,858,518,871**	1,765,177,330
Bonus element of security options which are dilutive [ii]	**97,241**	109,354
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security	**1,858,616,112**	1,765,286,684

	$million	$million
Earnings used in calculating basic earnings per stapled security	**3,437.2**	5,583.1
Adjustment to earnings on options which are considered dilutive	-	–
Earnings used in calculating diluted earnings per stapled security	**3,437.2**	5,583.1

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 31,637 (31 December 2006: 377,971).

[i] 1,858.5 million (31 December 2006: 1,765.2 million) weighted average number of stapled securities on issue for the period has been included in the calculation of basic and diluted earnings per stapled security as reported in the income statement. This includes an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million securities for the period to July 2007 and 8.641 million securities for the full year ended 31 December 2006.

[ii] Bonus element of security options that are anti-dilutive for the current period were 12,396,133 (31 December 2006: 9,455,329), earnings in respect of these were $88.4 million (31 December 2006: $132.3 million).

(c) Conversions, calls, subscription or issues after 31 December 2007

Since the end of the financial year:

- 7,223 stapled securities have been issued as a consequence of the exercise of options.
- 6,460,687 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

	Note	Consolidated		Parent Company	
		31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 11 DERIVATIVE ASSETS					
Current					
Receivables under forward exchange contracts		**186.5**	172.4	**-**	-
Receivables under cross currency contracts		**7.6**	43.9	**-**	-
Receivables on interest rate swaps		**3.6**	2.5	**-**	-
		197.7	218.8	**-**	-
Non Current					
Receivables on interest rate swaps		**826.8**	95.0	**-**	-
Receivables under cross currency contracts		**338.7**	784.8	**-**	-
Receivables under forward exchange contracts		**69.3**	103.5	**-**	-
		1,234.8	983.3	**-**	-
NOTE 12 RECEIVABLES					
Current					
Sundry debtors		**410.2**	195.2	**-**	-
Non interest bearing loans to controlled entities		**-**	-	**2,498.7**	1,295.4
Interest bearing loans to controlled entities		**-**	-	**879.9**	922.5
		410.2	195.2	**3,378.6**	2,217.9
Non Current					
Sundry debtors		**68.9**	59.6	**-**	-
		68.9	59.6	**-**	-
NOTE 13 PREPAYMENTS AND DEFERRED COSTS					
Current					
Prepayments and deposits		**72.0**	34.5	**-**	-
Deferred costs – tenant allowances and leasing		**67.0**	51.7	**-**	-
Deferred costs – others		**31.2**	5.3	**-**	-
		170.2	91.5	**-**	-
Non Current					
Deferred costs – tenant allowances and leasing		**254.1**	243.3	**-**	-
Deferred costs – others		**32.4**	60.1	**-**	-
		286.5	303.4	**-**	-
NOTE 14 INVESTMENT PROPERTIES					
Current					
Investment properties classified as held for sale	15	**-**	149.8	**-**	-
		-	149.8	**-**	-
Non Current					
Shopping centre investments	15	**37,019.0**	37,062.7	**-**	-
Development projects		**4,652.9**	3,677.4	**2.3**	2.3
		41,671.9	40,740.1	**2.3**	2.3

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million

NOTE 14 INVESTMENT PROPERTIES (CONTINUED)

	Note	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
Movement in current and non current investment properties					
Balance at the beginning of the year		**40,889.9**	37,623.1	**2.3**	2.3
Acquisition of properties		**738.7**	1,107.9	–	–
Disposal of properties		**(2,098.0)**	(2,107.5)	–	–
Transfer to equity accounted investment properties		**-**	(1,178.4)	–	–
Redevelopment costs		**2,290.8**	1,995.0	–	–
Net revaluation increment		**1,740.3**	4,581.4	–	–
Retranslation of foreign operations		**(1,889.8)**	(1,131.6)	–	–
Balance at the end of the year		**41,671.9**	40,889.9	**2.3**	2.3

A reconciliation of investment properties at market value to the carrying value is shown below:

	Note	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
Investment properties at market value		**41,992.8**	41,160.8	**2.3**	2.3
Add ground leases included as finance leases		**86.3**	92.1	–	–
Less amounts included in deferred costs and receivables		**(407.2)**	(363.0)	–	–
Carrying value of current and non current investment properties		**41,671.9**	40,889.9	**2.3**	2.3

NOTE 15 DETAILS OF SHOPPING CENTRE INVESTMENTS

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million
Consolidated Australian shopping centres	15(a)	**18,378.4**	17,819.5
Consolidated New Zealand shopping centres	15(b)	**2,746.0**	2,301.8
Consolidated United Kingdom shopping centres	15(c)	**167.9**	190.3
Consolidated United States shopping centres	15(d)	**15,726.7**	16,900.9
Total consolidated shopping centres[(i)]		**37,019.0**	37,212.5
Equity accounted Australian shopping centres	15(a),16(c)	**1,628.2**	1,475.9
Equity accounted United Kingdom shopping centres	15(c),16(c)	**1,965.1**	2,386.1
Equity accounted United States shopping centres	15(d),16(c)	**2,585.0**	2,739.0
Total equity accounted shopping centres	16(c)	**6,178.3**	6,601.0
		43,197.3	43,813.5
(i) Total consolidated shopping centres are explained by:			
Current	14	**-**	149.8
Non Current	14	**37,019.0**	37,062.7
Total		**37,019.0**	37,212.5

Investment properties are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. This is determined by the investment's original acquisition cost together with capital expenditure since acquisition or latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs, ground leases and straight line rent recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years and confirmed annually. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties, RICS Appraisal and Valuation Standards which is mandatory for Chartered Surveyors for the United Kingdom properties and Uniform Standards of Professional Appraisal Practice for the United States properties.

Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since, or has not been included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated on the most recent independent valuation of the shopping centre in conjunction with current financial information to prepare an update valuation using both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 15(a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA

Consolidated Australian shopping centres	Ownership Interest %	Consolidated Interest %	**Carrying value 31 Dec 07 $million**	Carrying value 31 Dec 06 $million	Latest independent valuation Date	Valuer
Airport West	50.0	50.0	**150.4**	137.1	06–07	Colliers International C&V Pty Limited
Bay City [i]	50.0	50.0	**106.8**	107.2	06–06	Jones Lang La Salle
Belconnen	100.0	100.0	**682.9**	647.7	12–07	Savills (NSW) Pty Limited
Bondi Junction	100.0	100.0	**1,984.2**	1,933.5	12–07	CB Richard Ellis Pty Limited
Booragoon	25.0	25.0	**200.5**	181.6	12–07	CB Richard Ellis Pty Limited
Burwood	100.0	100.0	**757.6**	703.1	12–07	Knight Frank Valuations
Carindale	25.0	50.0	**431.1**	403.0	06–07	Colliers International C&V Pty Limited
Carousel	100.0	100.0	**653.1**	623.8	12–07	Colliers International C&V Pty Limited
Chatswood	100.0	100.0	**893.0**	840.1	06–07	CB Richard Ellis Pty Limited
Chermside	100.0	100.0	**1,174.3**	1,037.7	12–07	Knight Frank Valuations
Doncaster [i] [iii]	50.0	50.0	**219.4**	387.3	06–06	CB Richard Ellis Pty Limited
Figtree	100.0	100.0	**115.0**	110.9	06–07	Knight Frank Valuations
Fountain Gate	100.0	100.0	**793.5**	738.5	06–07	Knight Frank Valuations
Helensvale	50.0	50.0	**146.7**	138.3	06–07	Jones Lang La Salle
Hornsby	100.0	100.0	**821.8**	775.8	12–07	CB Richard Ellis Pty Limited
Hurstville	50.0	50.0	**299.3**	288.0	06–07	CB Richard Ellis Pty Limited
Innaloo	100.0	100.0	**238.2**	228.0	06–07	Savills (NSW) Pty Limited
Knox	30.0	30.0	**275.3**	260.3	12–07	CB Richard Ellis Pty Limited
Kotara	100.0	100.0	**608.1**	284.2	12–07	CB Richard Ellis Pty Limited
Liverpool	50.0	50.0	**436.2**	419.1	12–07	Pricewaterhouse Coopers
Macquarie	50.0	50.0	**428.0**	404.2	12–07	CB Richard Ellis Pty Limited
Marion	50.0	50.0	**463.8**	439.0	12–07	Colliers International C&V Pty Limited
Miranda	50.0	50.0	**612.9**	579.2	06–07	Knight Frank Valuations
Mt Gravatt	75.0	75.0	**602.8**	567.8	06–07	CB Richard Ellis Pty Limited
North Lakes	50.0	50.0	**191.7**	57.7	12–07	Jones Lang La Salle
North Rocks	100.0	100.0	**106.6**	83.7	12–07	Knight Frank Valuations
Pacific Fair	40.0	40.0	**434.1**	412.2	12–07	CB Richard Ellis Pty Limited
Parramatta [iii]	50.0	50.0	**747.7**	1,432.1	12–07	CB Richard Ellis Pty Limited
Penrith	50.0	50.0	**533.3**	498.9	12–07	CB Richard Ellis Pty Limited
Plenty Valley [i]	50.0	50.0	**13.0**	13.1	06–06	Jones Lang La Salle
Strathpine	100.0	100.0	**277.7**	257.8	12–07	Knight Frank Valuations
Sydney Central Plaza	100.0	100.0	**520.4**	490.8	12–07	CB Richard Ellis Pty Limited
Sydney City [ii]	100.0	100.0	**643.7**	640.8	12–07	CB Richard Ellis Pty Limited
Tuggerah	100.0	100.0	**576.4**	551.4	12–07	Savills (NSW) Pty Limited
Warrawong	100.0	100.0	**214.2**	204.4	12–07	Pricewaterhouse Coopers
Warringah Mall	25.0	25.0	**270.7**	251.9	12–07	CB Richard Ellis Pty Limited
Westlakes	50.0	50.0	**175.9**	155.6	06–07	Colliers International C&V Pty Limited
Whitford City	50.0	50.0	**274.1**	246.8	12–07	Savills (NSW) Pty Limited
Woden	50.0	50.0	**304.0**	286.9	12–07	Savills (NSW) Pty Limited
Total consolidated centres			**18,378.4**	17,819.5		

Equity accounted Australian shopping centres (refer Note 16(c))	Ownership Interest %	Equity accounted Interest %	**Carrying Value 31 Dec 07 $million**	Carrying Value 31 Dec 06 $million	Latest independent valuation Date	Valuer
Cairns	50.0	50.0	**205.1**	168.3	06–07	CB Richard Ellis Pty Limited
Karrinyup [iv]	25.0	25.0	**152.2**	119.7	12–07	CB Richard Ellis Pty Limited
Macquarie	5.0	5.0	**41.8**	39.4	12–07	CB Richard Ellis Pty Limited
Mt Druitt	50.0	50.0	**223.7**	199.0	12–07	Jones Lang La Salle
Pacific Fair	4.0	4.0	**43.4**	41.2	12–07	CB Richard Ellis Pty Limited
Southland	50.0	50.0	**632.9**	590.1	12–07	CB Richard Ellis Pty Limited
Tea Tree Plaza	50.0	50.0	**329.1**	318.2	12–07	Colliers International C&V Pty Limited
Total equity accounted centres			**1,628.2**	1,475.9		
Total Australian portfolio			**20,006.6**	19,295.4		

[i] Properties currently under redevelopment.

[ii] Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade.

[iii] 50% of Doncaster and Parramatta was disposed in 2007.

[iv] Since the end of the year, Westfield acquired an additional 8.3% interest in the shopping centre increasing Westfield's ownership to 33.3%.

NOTE 15(b) DETAILS OF SHOPPING CENTRE INVESTMENTS – NEW ZEALAND

Consolidated New Zealand shopping centres	Ownership Interest %	Consolidated Interest %	**Carrying Value 31 Dec 07 NZ$million**	Carrying Value 31 Dec 06 NZ$million	Latest independent valuation Date	Valuer
Albany	100.0	100.0	**381.5**	–	11–07	CB Richard Ellis Limited
Chartwell	100.0	100.0	**151.2**	137.1	12–07	Collier International New Zealand Limited
Downtown	100.0	100.0	**78.7**	73.2	06–07	Collier International New Zealand Limited
Glenfield	100.0	100.0	**194.3**	185.7	11–07	CB Richard Ellis Limited
Manukau [(i)]	100.0	100.0	**241.5**	241.1	12–07	Collier International New Zealand Limited
Newmarket	100.0	100.0	**283.0**	254.7	05–07	CB Richard Ellis Limited
Pakuranga	100.0	100.0	**123.2**	119.3	11–07	CB Richard Ellis Limited
Queensgate	100.0	100.0	**366.2**	350.0	05–07	CB Richard Ellis Limited
Riccarton	100.0	100.0	**407.5**	378.4	06–07	Collier International New Zealand Limited
Shore City	100.0	100.0	**153.0**	144.8	05–07	CB Richard Ellis Limited
St Lukes	100.0	100.0	**509.8**	483.7	12–07	Collier International New Zealand Limited
WestCity	100.0	100.0	**224.3**	212.8	11–07	CB Richard Ellis Limited
Total New Zealand portfolio			**3,114.2**	2,580.8		
Exchange rate			**1.1341**	1.1212		
Total New Zealand portfolio in A$			**2,746.0**	2,301.8		

[(i)] Properties currently under redevelopment.

NOTE 15(c) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED KINGDOM

Consolidated United Kingdom shopping centres	Ownership Interest %	Consolidated Interest %	**Carrying Value 31 Dec 07 £million**	Carrying Value 31 Dec 06 £million	Latest independent valuation Date	Valuer
Sprucefield	100.0	100.0	**73.6**	76.6	06–07	Knight Frank LLP
Total consolidated centres			**73.6**	76.6		
Exchange rate			**0.4383**	0.4025		
Total consolidated centres in A$			**167.9**	190.3		

Equity accounted United Kingdom shopping centres (refer Note 16(c))	Ownership Interest %	Equity accounted Interest %	**Carrying Value 31 Dec 07 £million**	Carrying Value 31 Dec 06 £million	Latest independent valuation Date	Valuer
Nottingham	75.0	75.0	**61.7**	66.5	12–07	CB Richard Ellis Limited
Belfast [(i)]	33.3	50.0	**93.3**	157.5	12–07	Knight Frank LLP
Derby	50.0	50.0	**271.2**	83.3	12–07	Knight Frank LLP
Guildford	50.0	50.0	**69.5**	75.0	12–07	Knight Frank LLP
Merry Hill [(i)]	33.3	50.0	**314.2**	495.0	12–07	Atisreal Limited
Tunbridge Wells [(i)]	33.3	50.0	**51.4**	83.1	12–07	Knight Frank LLP
Total equity accounted centres			**861.3**	960.4		
Exchange rate			**0.4383**	0.4025		
Total equity accounted centres in A$			**1,965.1**	2,386.1		
Total United Kingdom centres			**934.9**	1,037.0		
Exchange rate			**0.4383**	0.4025		
Total United Kingdom centres in A$			**2,133.0**	2,576.4		

[(i)] The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 15(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership Interest %	Consolidated Interest %	**Carrying Value 31 Dec 07 US$million**	Carrying Value 31 Dec 06 US$million	Latest independent valuation Date	Valuer
Annapolis	100.0	100.0	**710.2**	442.2	12–07	PricewaterhouseCoopers LLP
Belden Village	100.0	100.0	**190.1**	187.2	12–07	PricewaterhouseCoopers LLP
Brandon	100.0	100.0	**382.2**	218.5	06–07	Weiser Realty Advisors, LLC
Broward[iii]	100.0	100.0	**225.0**	–	[iii]	
Capital	100.0	100.0	**203.1**	89.2	06–07	PricewaterhouseCoopers LLP
Century City	100.0	100.0	**763.9**	699.3	12–07	PricewaterhouseCoopers LLP
Chesterfield[ii]	100.0	100.0	**–**	237.0	12–06	Weiser Realty Advisors, LLC
Chicago Ridge	100.0	100.0	**133.4**	126.6	06–07	Weiser Realty Advisors, LLC
Citrus Park	100.0	100.0	**271.4**	216.2	06–07	Weiser Realty Advisors, LLC
Connecticut Post	100.0	100.0	**285.9**	283.8	12–07	Weiser Realty Advisors, LLC
Countryside	100.0	100.0	**236.2**	246.8	06–07	PricewaterhouseCoopers LLP
Crestwood[ii]	100.0	100.0	**–**	64.4	12–05	PricewaterhouseCoopers LLP
Downtown Plaza	100.0	100.0	**207.1**	206.3	06–07	Weiser Realty Advisors, LLC
Eastland	100.0	100.0	**133.6**	126.7	06–07	Cushman & Wakefield of California, Inc.
Eastridge	100.0	100.0	**45.8**	47.8	06–07	PricewaterhouseCoopers LLP
Fox Hills[i]	100.0	100.0	**202.5**	201.3	12–06	PricewaterhouseCoopers LLP
Fox Valley	100.0	100.0	**261.4**	258.5	06–07	PricewaterhouseCoopers LLP
Franklin Park	100.0	100.0	**380.8**	404.4	12–07	Weiser Realty Advisors, LLC
Galleria at Roseville[i]	100.0	100.0	**336.1**	335.9	06–06	Cushman & Wakefield of California, Inc.
Gateway	100.0	100.0	**144.0**	144.9	06–07	Weiser Realty Advisors, LLC
Great Northern	100.0	100.0	**167.8**	166.9	06–07	PricewaterhouseCoopers LLP
Hawthorn	100.0	100.0	**261.0**	241.0	06–07	Weiser Realty Advisors, LLC
Horton Plaza	100.0	100.0	**395.4**	383.9	12–07	Cushman & Wakefield of California, Inc.
Louis Joliet	100.0	100.0	**139.5**	131.5	06–07	PricewaterhouseCoopers LLP
Mainplace	100.0	100.0	**316.7**	283.1	06–07	Cushman & Wakefield of California, Inc.
Meriden	100.0	100.0	**168.9**	178.0	06–07	PricewaterhouseCoopers LLP
Mid Rivers[ii]	100.0	100.0	**–**	188.7	06–06	Weiser Realty Advisors, LLC
Mission Valley	100.0	100.0	**373.6**	300.8	12–07	PricewaterhouseCoopers LLP
North County	100.0	100.0	**236.4**	228.4	12–07	Weiser Realty Advisors, LLC
Oakridge	100.0	100.0	**404.3**	404.9	12–07	Cushman & Wakefield of California, Inc.
Old Orchard	100.0	100.0	**495.2**	416.7	12–07	Weiser Realty Advisors, LLC
Palm Desert	100.0	100.0	**232.4**	219.1	12–07	Cushman & Wakefield of California, Inc.
Parkway	100.0	100.0	**347.7**	343.7	12–07	PricewaterhouseCoopers LLP
Plaza Bonita[i]	100.0	100.0	**232.4**	231.6	12–05	PricewaterhouseCoopers LLP
Plaza Camino Real	100.0	100.0	**237.7**	233.0	06–07	PricewaterhouseCoopers LLP
Promenade	100.0	100.0	**78.8**	84.1	12–07	PricewaterhouseCoopers LLP
San Francisco Centre	100.0	100.0	**309.6**	302.1	12–07	Cushman & Wakefield of California, Inc.
Santa Anita[i]	100.0	100.0	**423.6**	418.6	12–06	PricewaterhouseCoopers LLP
Sarasota	100.0	100.0	**162.2**	93.5	12–07	Weiser Realty Advisors, LLC
Solano	100.0	100.0	**270.9**	247.3	12–07	PricewaterhouseCoopers LLP
Southcenter[i]	100.0	100.0	**376.9**	375.9	12–05	Weiser Realty Advisors, LLC
South County[ii]	100.0	100.0	**–**	189.9	12–06	Weiser Realty Advisors, LLC
Southgate	100.0	100.0	**105.4**	100.8	12–07	Weiser Realty Advisors, LLC
Southlake	100.0	100.0	**268.6**	266.8	12–07	Weiser Realty Advisors, LLC
Southpark	100.0	100.0	**315.3**	195.1	06–07	PricewaterhouseCoopers LLP
South Shore	100.0	100.0	**226.1**	246.2	12–07	PricewaterhouseCoopers LLP
Sunrise	100.0	100.0	**152.6**	161.2	12–07	Weiser Realty Advisors, LLC
Topanga[i]	100.0	100.0	**716.5**	715.2	12–06	PricewaterhouseCoopers LLP
Trumbull	100.0	100.0	**316.6**	313.4	06–06	PricewaterhouseCoopers LLP
Vancouver	100.0	100.0	**147.5**	147.4	12–07	Cushman & Wakefield of California, Inc.
West County[ii]	100.0	100.0	**–**	356.3	06–06	PricewaterhouseCoopers LLP
West Covina	100.0	100.0	**308.9**	308.7	12–07	PricewaterhouseCoopers LLP
Westland[iii]	100.0	100.0	**175.7**	–	[iii]	
Wheaton	100.0	100.0	**339.0**	334.2	06–06	PricewaterhouseCoopers LLP
Total consolidated centres			**13,815.9**	13,345.0		
Exchange Rate			**0.8785**	0.7896		
Total consolidated centres in A$			**15,726.7**	16,900.9		

NOTE 15(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES (CONTINUED)

Equity accounted United States shopping centres (refer Note 16(c))	Ownership Interest %	Equity accounted Interest %	Carrying Value 31 Dec 07 US$million	Carrying Value 31 Dec 06 US$million	Latest independent valuation Date	Valuer
Fashion Square	50.0	50.0	**147.5**	145.5	12–07	Cushman & Wakefield of California, Inc.
Garden State Plaza	50.0	50.0	**721.0**	539.5	06–07	PricewaterhouseCoopers LLP
Montgomery	50.0	50.0	**248.3**	243.8	06–07	Weiser Realty Advisors, LLC
North Bridge[ii]	33.3	33.3	–	130.0	06–07	Weiser Realty Advisors, LLC
San Francisco Emporium	50.0	50.0	**316.5**	308.0	12–07	Cushman & Wakefield of California, Inc.
UTC	50.0	50.0	**190.6**	183.4	06–07	Weiser Realty Advisors, LLC
Valencia Town Center[i]	50.0	50.0	**112.3**	111.8	06–07	Weiser Realty Advisors, LLC
Valley Fair	50.0	50.0	**534.7**	500.7	12–07	Cushman & Wakefield of California, Inc.
Total equity accounted centres			**2,270.9**	2,162.7		
Exchange Rate			**0.8785**	0.7896		
Total equity accounted centres in A$			**2,585.0**	2,739.0		
Total United States portfolio			**16,086.8**	15,507.7		
Exchange Rate			**0.8785**	0.7896		
Total United States portfolio in A$			**18,311.7**	19,639.9		

[i] Properties currently under redevelopment.
[ii] Properties disposed of during the year.
[iii] Initial interest acquired in November 2007.

NOTE 16 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic interest 31 Dec 07	Economic interest 31 Dec 06	Consolidated carrying value 31 Dec 07 $million	Consolidated carrying value 31 Dec 06 $million
(a) Equity accounted entities carrying value						
Australian & New Zealand investments[i]						
AMP Wholesale Shopping Centre Trust No. 2[ii]	Trust units	30 Jun	**10.0%**	10.0%	**69.9**	65.2
Cairns[ii]	Trust units	30 Jun	**50.0%**	50.0%	**212.1**	170.0
Karrinyup[ii]	Trust units	30 Jun	**25.0%**	25.0%	**152.1**	120.0
Mt Druitt[ii]	Trust units	30 Jun	**50.0%**	50.0%	**220.5**	196.1
SA Shopping Centre Trust	Trust units	31 Dec	**50.0%**	50.0%	**29.9**	29.9
Southland[ii]	Trust units	30 Jun	**50.0%**	50.0%	**633.0**	589.6
Tea Tree Plaza[ii]	Trust units	30 Jun	**50.0%**	50.0%	**307.9**	290.5
					1,625.4	1,461.3
United Kingdom investments[i]						
Nottingham[iii]	Partnership interest	31 Dec	**75.0%**	75.0%	**188.2**	212.4
Belfast[iv]	Partnership interest	31 Dec	**33.3%**	50.0%	**121.1**	244.0
Derby	Partnership interest	31 Dec	**50.0%**	50.0%	**488.6**	178.4
Guildford	Partnership interest	31 Dec	**50.0%**	50.0%	**55.5**	107.1
Merry Hill[iv]	Partnership interest	31 Dec	**33.3%**	50.0%	**768.3**	1,302.6
Tunbridge Wells[iv]	Partnership interest	31 Dec	**33.3%**	50.0%	**104.2**	106.6
Sprucefield	Shares	31 Dec	**50.0%**	50.0%	**19.7**	19.9
Other retail and property investments	Partnership interest	31 Dec	**50.0%**	50.0%	**8.3**	2.1
					1,753.9	2,173.1
United States investments[i]						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**171.3**	189.8
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**538.5**	393.0
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**221.2**	231.5
North Bridge	Partnership units	31 Dec	–	33.3%	–	84.4
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**139.0**	170.3
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**185.0**	193.2
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	50.0%	**63.0**	65.1
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**434.1**	427.7
Other retail and property investments	Units/shares	31 Dec	–	46.0%	–	20.8
					1,752.1	1,775.8
Total equity accounted investments					**5,131.4**	5,410.2

[i] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.
[ii] Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.
[iii] The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control, and as a consequence, significant influence. Accordingly, Nottingham has been accounted for as an associate in accordance with AASB 131: Interest in Joint Ventures.
[iv] The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

82-35029

NOTE 16 DETAILS OF EQUITY ACCOUNTED INVESTMENTS (CONTINUED)

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
(b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	**113.8**	101.6	**144.6**	83.2	**232.2**	225.5	**490.6**	410.3
Property revaluations	**158.1**	301.5	**(4.6)**	86.0	**226.6**	168.6	**380.1**	556.1
Interest income	**1.4**	–	**3.4**	1.7	**1.2**	–	**6.0**	1.7
Total revenue and other income	**273.3**	403.1	**143.4**	170.9	**460.0**	394.1	**876.7**	968.1
Property expenses and outgoings	**(30.4)**	(27.4)	**(49.0)**	(29.9)	**(67.2)**	(62.4)	**(146.6)**	(119.7)
Borrowing costs	**(1.0)**	(1.5)	**(13.5)**	(5.0)	**(57.9)**	(45.0)	**(72.4)**	(51.5)
Share of after tax profits of equity accounted entities	**241.9**	374.2	**80.9**	136.0	**334.9**	286.7	**657.7**	796.9
(c) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	**20.4**	13.0	**57.2**	41.0	**42.2**	39.4	**119.8**	93.4
Receivables	**5.5**	4.4	**25.3**	5.5	**22.1**	15.9	**52.9**	25.8
Shopping centre investments (refer Note 15)	**1,628.2**	1,475.9	**1,965.1**	2,386.1	**2,585.0**	2,739.0	**6,178.3**	6,601.0
Development projects	**13.6**	2.3	**130.8**	365.2	**80.0**	85.3	**224.4**	452.8
Other assets	**5.8**	4.4	**48.2**	7.5	**22.1**	61.2	**76.1**	73.1
Total assets	**1,673.5**	1,500.0	**2,226.6**	2,805.3	**2,751.4**	2,940.8	**6,651.5**	7,246.1
Payables	**(30.1)**	(20.7)	**(60.3)**	(41.0)	**(70.7)**	(41.7)	**(161.1)**	(103.4)
Deferred tax liabilities	**-**	–	**(4.8)**	(5.7)	**-**	–	**(4.8)**	(5.7)
Interest bearing liabilities	**(18.0)**	(18.0)	**(407.6)**	(585.5)	**(928.6)**	(1,123.3)	**(1,354.2)**	(1,726.8)
Total liabilities	**(48.1)**	(38.7)	**(472.7)**	(632.2)	**(999.3)**	(1,165.0)	**(1,520.1)**	(1,835.9)
Net assets	**1,625.4**	1,461.3	**1,753.9**	2,173.1	**1,752.1**	1,775.8	**5,131.4**	5,410.2
(d) Details of the Westfield Group's aggregate share of equity accounted entities lease commitments								
Operating lease receivables								
Future minimum rental revenues under non-cancellable operating retail property leases								
Due within one year	**71.8**	64.9	**89.1**	92.0	**133.3**	136.0	**294.2**	292.9
Due between one and five years	**150.6**	161.0	**321.1**	322.2	**452.5**	456.2	**924.2**	939.4
Due after five years	**130.2**	113.1	**635.7**	672.3	**335.5**	373.3	**1,101.4**	1,158.7
	352.6	339.0	**1,045.9**	1,086.5	**921.3**	965.5	**2,319.8**	2,391.0
(e) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments in relation to development projects								
Due within one year	**0.1**	–	**35.8**	166.0	**50.2**	61.9	**86.1**	227.9
Due between one and five years	–	–	**-**	-	**21.9**	-	**21.9**	-
	0.1	–	**35.8**	166.0	**72.1**	61.9	**108.0**	227.9
(f) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	–	–	**72.4**	17.4	**1.9**	2.3	**74.3**	19.7

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 17 OTHER INVESTMENTS					
Listed investments		**10.9**	7.2	**–**	–
Unlisted investments		**581.8**	107.7	**–**	–
Investment in subsidiaries		**–**	–	**1,414.9**	1,094.3
		592.7	114.9	**1,414.9**	1,094.3
Movement in other investments					
Balance at the beginning of the year		**114.9**	121.5	**1,094.3**	1,070.9
Additions		**481.8**	–	**310.1**	19.3
Disposals		**–**	–	**–**	(54.4)
Transferred from equity accounted entities		**11.3**	–	**–**	–
Net (write down) / revaluation increment to income statement		**(4.4)**	1.8	**–**	–
Write up of subsidiary investments previously written down		**–**	–	**15.6**	69.3
Write down of investment in subsidiaries		**–**	–	**(5.1)**	(10.8)
Retranslation of foreign operations		**(10.9)**	(8.4)	**–**	–
Balance at the end of the year		**592.7**	114.9	**1,414.9**	1,094.3
NOTE 18 PROPERTY, PLANT AND EQUIPMENT					
At cost		**372.3**	392.0	**–**	–
Accumulated depreciation		**(167.6)**	(149.3)	**–**	–
Total property, plant and equipment		**204.7**	242.7	**–**	–
Movement in property, plant and equipment					
Balance at the beginning of the year		**242.7**	182.0	**–**	–
Additions		**49.7**	99.2	**–**	–
Disposals		**(41.8)**	(0.1)	**–**	–
Depreciation expense		**(33.4)**	(31.8)	**–**	–
Retranslation of foreign operations and other differences		**(12.5)**	(6.6)	**–**	–
Balance at the end of the year		**204.7**	242.7	**–**	–

Property, plant and equipment of $204.7 million (31 December 2006: $242.7 million) comprises the following: aircraft $105.2 million (31 December 2006: $144.0 million); and other property, plant and equipment $99.5 million (31 December 2006: $98.7 million).

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 19 PAYABLES					
Current					
Trade, sundry creditors and accruals		**1,703.2**	1,122.2	**0.1**	–
Employee benefits		**76.2**	59.4	**–**	–
Non interest bearing loans from controlled entities		**–**	–	**2,221.6**	1,034.1
		1,779.4	1,181.6	**2,221.7**	1,034.1
Non Current					
Sundry creditors and accruals		**103.0**	28.5	**–**	–
Employee benefits		**89.6**	43.4	**–**	–
		192.6	71.9	**–**	–

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 20 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Bank overdraft [(i)]	27(a)	**0.3**	13.7	**-**	5.0
Bank loans [(i)]		**44.0**	15.0	**-**	-
Notes payable					
- US$ [(ii)]		**-**	633.2	**-**	-
- A$ [(v)]		**390.0**	271.6	**-**	-
Loans from controlled entities		**-**	-	**585.2**	582.0
Secured					
Bank loans [(vi)]		**392.3**	202.4	**-**	-
Other liabilities		**635.7**	-	**-**	-
		1,462.3	1,135.9	**585.2**	587.0
Non Current					
Unsecured					
Bank loans [(i)]		**2,825.3**	4,578.2	**-**	-
Commercial paper [(i)]		**-**	19.8	**-**	-
Notes payable					
- US$ [(ii)]		**4,097.8**	4,559.3	**-**	-
- £ [(iii)]		**1,368.9**	1,490.7	**-**	-
- € [(iv)]		**1,005.6**	1,000.8	**-**	-
- A$ [(v)]		**160.0**	543.8	**-**	-
Finance leases		**86.3**	92.1	**-**	-
Secured					
Bank loans [(vi)]		**3,460.0**	4,451.9	**-**	-
Other liabilities		**-**	689.2	**-**	-
		13,003.9	17,425.8	**-**	-
The maturity profile in respect of current and non current interest bearing liabilities is set out below:					
Due within one year		**1,462.3**	1,135.9	**585.2**	587.0
Due between one and five years		**7,239.9**	9,654.6	**-**	-
Due after five years		**5,764.0**	7,771.2	**-**	-
		14,466.2	18,561.7	**585.2**	587.0

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

(i) These instruments are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$

Guaranteed Senior Notes of US$3,600.0 million were issued in the US 144A bond market. The issue comprised US$1,400.0 million, US$900.0 million, US$700.0 million and US$600.0 million of fixed rate notes maturing 2014, 2016, 2010 and 2012 respectively. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(iii) Notes payable – £

Guaranteed Notes of £600.0 million were issued in the European bond market. The issue comprised £600.0 million of fixed rate notes maturing 2017. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(iv) Notes payable – €

Guaranteed Notes of €600.0 million were issued in the European bond market. The issue comprised €600.0 million of fixed rate notes maturing 2012. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(v) Notes payable – A$

Medium term notes of A$550.0 million were issued in the Australian bond market. The issue comprised A$360.0 million of fixed rate notes maturing 2008 to 2010 and A$190.0 million of floating rate notes maturing in 2008. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(vi) Secured liabilities

Current and non current secured liabilities are $4,488.0 million (31 December 2006: $5,343.5 million). Secured liabilities are borrowings secured by mortgages over properties or loans secured over development projects that have a fair value of $14.3 billion (31 December 2006: $15.1 billion). These properties and development projects are as follows: Annapolis, Belden Village, Broward, Carindale, Century City, Chatswood, Citrus Park, Countryside, Downtown Plaza, Eastland, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Great Northern, Hawthorn, Horton Plaza, Louis Joliet, Mainplace, Meriden, Mission Valley, Mission Valley West, Old Orchard, Parkway, Plaza Bonita, Plaza Camino Real, San Francisco Centre, Santa Anita, Solano, South Shore, Southcenter, Southlake, Southpark, Vancouver, West Covina and Westland.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
NOTE 20 INTEREST BEARING LIABILITIES (CONTINUED)		
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**21,872.0**	24,215.6
Amounts utilised	**(14,708.7)**	(18,605.4)
Available financing facilities	**7,163.3**	5,610.2
Cash	**344.2**	246.9
Financing resources available at the end of the year	**7,507.5**	5,857.1
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,532.1**	1,666.8
Due between one year and five years	**11,758.1**	14,777.6
Due after five years	**8,581.8**	7,771.2
	21,872.0	24,215.6

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and redeemable preference shares set out in Note 21.

Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

		Consolidated		Parent Company	
	Note	**31 Dec 07 $million**	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 21 OTHER FINANCIAL LIABILITIES					
Current					
Convertible redeemable preference shares	(c)	**224.0**	–	–	–
		224.0	–	–	–
Non Current					
Property linked notes	(a)	**1,345.1**	–	–	–
Convertible notes – unsecured	(b)	**345.6**	398.8	–	–
Convertible redeemable preference shares/units	(c)	**495.9**	1,276.5	–	–
Other redeemable preference units	(d)	**361.4**	322.1	–	–
		2,548.0	1,997.4	–	–

(a) Property linked notes

The Property Linked Notes ("Notes") are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT (collectively the "Westfield centres").

The return under the Notes is based on a proportional interest, in respect of the relevant Westfield centre, as specified in the Note ("Reference Property Interest").

The coupon is payable semi annually on 15 March and 15 September each year for as long as the Note remains outstanding.

The review date for each Note is 31 December 2016 and each fifth anniversary of that date.

Redemption events under the Notes include non performance events by the Issuer, changes in tax laws and sale of the relevant Westfield centre. The Notes may also be redeemed by agreement at a Review Date.

The redemption value of a Note is effectively calculated as the market value of the Note holder's Reference Property Interest at the date of redemption and the final coupon (if applicable). On redemption, the obligation to pay the amount due on the Notes, can, in certain circumstances, be satisfied by the transfer of the underlying Reference Property Interest to the Note holder.

The Notes are subordinated to all other secured and unsecured debt of the Group. The Notes are guaranteed (on a subordinated basis) by the Parent Company and Westfield America Management Limited as responsible entity of WAT.

The Notes were initially recorded at fair value and are subsequently remeasured at fair value each reporting period with gains or losses recorded through the income statement. The gains or losses recorded through the income statement are directly related to the revaluation of the relevant Westfield centre. The fair value of the Notes is determined by reference to the fair value of the relevant Westfield centre.

NOTE 21 OTHER FINANCIAL LIABILITIES (CONTINUED)

(b) Convertible notes – unsecured

During the year 48,000 call options issued to Deutsche Bank AG ("WT 2009 Options") were exercised. As a consequence, the face value of a corresponding number of unsecured notes issued to Deutsche Bank AG ("WT Notes") were repaid and stapled securities issued in accordance with the terms of the WT 2009 Options. As at 31 December 2007, there are 223,400 WT Notes outstanding (31 December 2006: 271,400).

The WT Notes are for a five year term with a maturity date of 5 January 2009 and a face value of $1,000 per note. Interest is payable semi-annually in arrears on 5 January and 5 July each year, that commenced from 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10% per annum. The terms of the notes allows redemption in certain circumstances including a change in applicable tax laws and a change in control of the responsible entity of WT ("Responsible Entity").

In conjunction with the issue of the WT Notes, the Responsible Entity issued to Deutsche Bank AG the WT 2009 Options. Refer to Note 24(a)(ii) for the principal terms of this instrument.

(c) Convertible redeemable preference shares/units

The convertible redeemable preference shares/units comprise: (i) Series G convertible preference shares ("Series G CPS"); (ii) Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series I Partnership Preferred Units ("Series I units"); (iv) Series J Partnership Preferred Units ("Series J units") and (v) Partnership preferred units and investor unit rights in the operating partnership.

(i) The Series G CPS that were issued by WAT at a price of US$180.00 each and are not quoted on any stock exchange. The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business date of May 2005 and each year thereafter in an amount up to US$25 million at any one time. In November 2007, WEA repurchased 120,586 Series G CPS from Security Capital Preferred Growth Incorporated ("SCPG") for cash consideration of US$80.0 million. In connection with the partial repurchase of Series G CPS, 120,586 Series G Special Options were cancelled for nil consideration.

As at 31 December 2007, SCPG hold 307,729 (31 December 2006: 428,315) Series G CPS and 307,729 (31 December 2006: 428,315) Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities.

The Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00 per security or US$55,391,220.

(ii) In October 2007, the Jacobs Group redeemed 2,943,277 Series G units for cash consideration of US$101.7 million. As at 31 December 2007, the Jacobs Group holds 10,448,066 (31 December 2006: 13,391,343) Series G units in the Operating Partnership. The holders have the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

(iii) As at 31 December 2007, the previous owners of the Sunrise Mall holds 1,401,426 Series I units (31 December 2006: 1,401,426). At any time after the earlier of (i) 21 July 2005, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I units either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(iv) In March 2007, 666,591 Series J units were redeemed for cash consideration of US$31.9 million. As at 31 December 2007, 1,538,481 (31 December 2006: 2,205,072) Series J units are outstanding. At the holder's discretion, such holder has the right to require the Operating Partnership to redeem its Series J units, at WAT's discretion, either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(v) The partnership preferred units and investor unit rights have a fixed life and are able to be redeemed in cash.

(d) Other redeemable preference units

The other redeemable preference units comprise: (i) partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series H-1 Partnership Preferred Units ("Series H-1 units"); (iii) a Preferred Partnership in Head Acquisition L.P. ("Head LP"); (iv) Series A Partnership Preferred Units ("Series A units"); and (v) limited partnership interests in certain properties.

(i) In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 54.2%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

(ii) The former partners in the San Francisco Centre hold 360,000 Series H-1 units in the Operating Partnership. Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a growth factor. The growth factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

(iii) In September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquiror has a preferred limited partner interest in Head L.P. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

(iv) In connection with the completion of the San Francisco Emporium development, 1,000 Westfield Growth, LP Series A units were issued to Forest City Enterprises, Inc. Redemption of these securities by the holder can only be made at the time that the San Francisco Centre (which includes San Francisco Emporium) is sold or otherwise divested. Should this occur, the redemption of these securities is required to be made in cash but only out of funds legally available from Westfield Growth, LP.

(v) The limited partnership interests have a fixed life and an obligation to distribute available funds.

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 22 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	-	21.2	-	-
Payables on cross currency contracts	-	11.0	-	-
Payables on interest rate swaps	**35.7**	10.0	-	-
	35.7	42.2	-	-
Non Current				
Payables on interest rate swaps	**750.6**	323.6	-	-
Payables on cross currency contracts	**95.4**	55.7	-	-
Payables under forward exchange contracts	**5.9**	206.9	-	-
	851.9	586.2	-	-

	Shares	Shares	**Shares**	Shares
NOTE 23 CONTRIBUTED EQUITY				
(a) Number of securities on issue				
Balance at the beginning of the year	**1,765,884,521**	1,742,314,625	**1,771,753,946**	1,748,184,050
Dividend/distribution reinvestment plan	**11,532,131**	18,311,724	**11,532,131**	18,311,724
Securities issued on exercise of options	**3,593,579**	5,258,172	**3,593,579**	5,258,172
Pro-rata entitlement offer	**155,315,958**	-	**155,315,958**	-
Balance at the end of the year for the Parent Company and Group [(i)]	**1,936,326,189**	1,765,884,521	**1,942,195,614**	1,771,753,946

[(i)] The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2006: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with accounting standards.

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe). The stapled securities have no par value.

	$million	$million	**$million**	$million
(b) Amount of contributed equity				
of the Parent Company	**1,163.8**	908.1	**1,225.9**	969.7
of WT and WAT	**15,097.5**	12,026.8	-	-
of the Group	**16,261.3**	12,934.9	**1,225.9**	969.7
Movement in contributed equity attributable to members of the Group				
Balance at the beginning of the year	**12,934.9**	12,519.4	**969.7**	919.3
Dividend/distribution reinvestment plan	**263.0**	321.8	**19.4**	25.9
Securities issued on the exercise of options	**78.1**	93.7	**16.3**	24.5
Pro-rata entitlement offer	**3,028.8**	-	**223.5**	-
Costs associated with the pro-rata entitlement offer	**(43.5)**	-	**(3.0)**	-
Balance at the end of the year	**16,261.3**	12,934.9	**1,225.9**	969.7

Since the end of the year:

- 7,223 (31 December 2006: 2,971,107) stapled securities have been issued for a cash consideration of $0.1 million (31 December 2006: $40 million) as a consequence of the exercise of options.
- 6,460,687 (31 December 2006: 11,532,131) stapled securities have been issued for a cash consideration of $112.7 million (31 December 2006: $262.9 million) pursuant to the Westfield Group Distribution Reinvestment Plan.

NOTE 24 SHARE BASED PAYMENTS

	Note	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $	31 Dec 06 No. of options	31 Dec 06 Weighted average exercise price $
(a) Options on issue					
– Executive options	24(a)(i)	**239,965**	**15.20**	356,200	14.84
– WT 2009 options	24(a)(ii)	**223,400**	**13.31**	271,400	13.39
– Series G Special options	24(a)(iii)	**307,729**	**9.46**	428,315	14.86
	24(a)(iv)	**771,094**	**12.36**	1,055,915	14.48
Movement in options on issue					
Balance at the beginning of the year		**1,055,915**	**14.48**	1,721,915	14.39
Movement in Executive options					
Options exercised during the year					
– extinguished by issuance of new shares		**–**	**–**	(140,000)	15.05
– extinguished by payment of cash equal to the difference between market value and the exercise price		**(7,500)**	**15.47**	(232,500)	14.97
– extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(108,750)**	**21.21**	(176,500)	16.28
Options lapsed during the year		**–**	**–**	(47,500)	–
Additional options granted due to pro-rata entitlement offer		**15**	**–**	–	–
Movement in WT 2009 options					
Options exercised during the year					
– extinguished by issuance of new shares		**(48,000)**	**13.39**	(69,500)	13.39
Movement in Series G Special options					
Options exercised during the year					
– extinguished by payment of cash equal to the difference between market value and the exercise price		**(120,586)**	**19.14**	–	–
Balance at the end of the year[i]		**771,094**	**12.36**	1,055,915	14.48

[i] At 31 December 2007, the 771,094 (31 December 2006: 1,055,915) options on issue were convertible to 31,785,213 (31 December 2006: 35,467,608) Westfield Group stapled securities.

(a) (i) Executive Option Plans

Issue date	Expiry date	Exercise price[i] 31 Dec 07	Exercise price 31 Dec 06	Note	Number exercisable at 31 Dec 07	Number On issue at 31 Dec 07	Number exercisable at 31 Dec 06	Number On issue at 31 Dec 06
25 Oct 2002	25 Oct 2007	–	$12.910	(a)	**–**	**–**	12,500	47,500
20 Dec 2002	20 Dec 2007	–	$13.800	(a)	**–**	**–**	13,750	31,250
19 Aug 2003	19 Aug 2008	$15.470	$15.600	(a)	**–**	**15,000**	–	22,500
1 Sep 2003	1 Sep 2008	$15.430	$15.560	(a)	**80,650**	**197,550**	27,200	202,550
1 Sep 2003	1 Sep 2008	$0.000	$0.000	(b)	**1,200**	**2,415**	600	2,400
13 Nov 2003	13 Nov 2008	$14.680	$14.810	(a)	**–**	**25,000**	12,500	50,000
					81,850	**239,965**	66,550	356,200

[i] There is a decrease in exercise price of $0.13 due to the pro-rata entitlement offer.

(a) Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Executive Performance Share Plan under which these awards were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan permit the Parent Company to satisfy the exercise of an option or award in one of the following ways:

(i) issuing or transferring a Group stapled security to the executive option or award holder;

(ii) paying the executive option holder an amount equal to the difference between the market value of a Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Group. The fair value of the Executive Option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

NOTE 24 SHARE BASED PAYMENTS (CONTINUED)

(a) Options on issue (continued)

(ii) WT 2009 Options

Each WT 2009 Option is exercisable at any time between 1 January 2004 and 5 January 2009. The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was reduced by $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of Group stapled securities or cash. The number of Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 48,000 (31 December 2006: 69,500) WT 2009 Options. The options were extinguished by the issuance of 3,554,918 (31 December 2006: 5,096,518) stapled securities at a weighted average issue price of $21.67 (31 December 2006: $17.50).

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iii) Series G Special Options

Each Series G Special Option ("Series G Option") entitles the holder to deliver a Series G Preferred Share in WEA. On exercise the holder will receive 34.6632 Westfield Group stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G Preferred Share, the holder delivers the number of WEA Series A common shares into which a Series G Preferred Share had been converted. The Series G Options are exercisable at any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iv) Details of movements in options since 31 December 2007 and the date of this report

	Number of Options
Options on issue at 31 December 2007	771,094
WT 2009 Options	
– extinguished by issuance of new securities	(100)
Balance of options on issue at the date of this report	770,994

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	**Awards granted($) 31 Dec 07**	**Number of award securities 31 Dec 07**	Awards granted($) 31 Dec 06	Number of award securities 31 Dec 06
1 Jul 2005	1 Jul 2007	$17.63		–	–	1,294,163	73,435
31 Aug 2005	1 Jul 2007		$17.10	–	–	37,569	2,197
28 Feb 2006	1 Jul 2007		$17.68	–	–	42,043	2,378
31 Aug 2006	1 Jul 2007		$18.20	–	–	42,570	2,339
1 Sep 2004	1 Sep 2007	$15.18		–	–	4,647,703	306,330
28 Feb 2005	1 Sep 2007		$16.83	–	–	160,121	9,514
31 Aug 2005	1 Sep 2007		$17.10	–	–	161,920	9,469
28 Feb 2006	1 Sep 2007		$17.68	–	–	181,273	10,253
31 Aug 2006	1 Sep 2007		$18.20	–	–	183,729	10,095
1 Jan 2005	1 Jan 2008	$15.70		**3,855,685**	**245,585**	4,071,911	259,535
1 Jan 2005	1 Jan 2008	$15.18		**65,046**	**4,285**	65,000	4,285
28 Feb 2005	1 Jan 2008		$16.83	**130,634**	**7,762**	137,956	8,197
31 Aug 2005	1 Jan 2008		$17.10	**132,217**	**7,732**	139,656	8,167
28 Feb 2006	1 Jan 2008		$17.68	**147,911**	**8,366**	156,256	8,838
31 Aug 2006	1 Jan 2008		$18.20	**149,822**	**8,232**	158,194	8,692
28 Feb 2007	1 Jan 2008		$21.17	**147,406**	**6,963**	–	–
31 Aug 2007	1 Jan 2008		$21.34	**154,565**	**7,243**	–	–
1 May 2005	1 May 2008	$16.55		**113,202**	**6,840**	113,120	6,840
31 Aug 2005	1 May 2008		$17.10	**3,506**	**205**	3,506	205
28 Feb 2006	1 May 2008		$17.68	**3,925**	**222**	3,925	222
31 Aug 2006	1 May 2008		$18.20	**3,968**	**218**	3,968	218
28 Feb 2007	1 May 2008		$21.17	**3,895**	**184**	–	–
31 Aug 2007	1 May 2008		$21.34	**4,097**	**192**	–	–
27 Jun 2005	27 Jun 2008	$17.55		**47,297**	**2,695**	47,250	2,695
31 Aug 2005	27 Jun 2008		$17.10	**1,385**	**81**	1,385	81
28 Feb 2006	27 Jun 2008		$17.68	**1,556**	**88**	1,556	88
31 Aug 2006	27 Jun 2008		$18.20	**1,565**	**86**	1,565	86
28 Feb 2007	27 Jun 2008		$21.17	**1,545**	**73**	–	–
31 Aug 2007	27 Jun 2008		$21.34	**1,622**	**76**	–	–
1 Jul 2005	1 Jul 2008	$17.63		**129,492**	**7,345**	129,416	7,345
31 Aug 2005	1 Jul 2008		$17.10	**3,762**	**220**	3,762	220

NOTE 24 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan (continued)

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted($) 31 Dec 07	Number of award securities 31 Dec 07	Awards granted($) 31 Dec 06	Number of award securities 31 Dec 06
28 Feb 2006	1 Jul 2008		$17.68	**4,208**	**238**	4,208	238
31 Aug 2006	1 Jul 2008		$18.20	**4,259**	**234**	4,259	234
28 Feb 2007	1 Jul 2008		$21.17	**4,192**	**198**	–	–
31 Aug 2007	1 Jul 2008		$21.34	**4,396**	**206**	–	–
6 Oct 2006	6 Oct 2008	$19.13		**–**	**–**	603,702	31,560
31 Oct 2005	31 Oct 2008	$16.24		**–**	**–**	397,931	24,505
28 Feb 2006	31 Oct 2008		$17.68	**–**	**–**	13,614	770
31 Aug 2006	31 Oct 2008		$18.20	**–**	**–**	13,777	757
1 Jan 2007	31 Dec 2008	$19.35		**1,682,328**	**86,942**	–	–
28 Feb 2007	31 Dec 2008		$21.17	**45,240**	**2,137**	–	–
31 Aug 2007	31 Dec 2008		$21.34	**47,503**	**2,226**	–	–
1 Jan 2006	1 Jan 2009	$17.34		**11,384,594**	**656,551**	12,150,991	701,211
28 Feb 2006	1 Jan 2009		$17.68	**366,100**	**20,707**	391,099	22,121
31 Aug 2006	1 Jan 2009		$18.20	**370,752**	**20,371**	396,123	21,765
28 Feb 2007	1 Jan 2009		$21.17	**364,759**	**17,230**	–	–
31 Aug 2007	1 Jan 2009		$21.34	**382,818**	**17,939**	–	–
1 July 2006	1 Jan 2009	$17.34		**31,125**	**1,795**	–	–
28 Feb 2006	1 Jan 2009		$17.68	**1,008**	**57**	–	–
31 Aug 2006	1 Jan 2009		$18.20	**1,019**	**56**	–	–
28 Feb 2007	1 Jan 2009		$21.17	**995**	**47**	–	–
31 Aug 2007	1 Jan 2009		$21.34	**1,046**	**49**	–	–
25 Sep 2006	1 Jan 2009	$17.34		**50,026**	**2,885**	–	–
28 Feb 2006	1 Jan 2009		$17.68	**1,609**	**91**	–	–
31 Aug 2006	1 Jan 2009		$18.20	**1,638**	**90**	–	–
28 Feb 2007	1 Jan 2009		$21.17	**1,609**	**76**	–	–
31 Aug 2007	1 Jan 2009		$21.34	**1,686**	**79**	–	–
20 Dec 2006	20 Dec 2009	$19.35		**1,350,059**	**69,777**	2,150,000	111,136
28 Feb 2007	20 Dec 2009		$21.17	**36,391**	**1,719**	–	–
31 Aug 2007	20 Dec 2009		$21.34	**38,220**	**1,791**	–	–
1 Jan 2007	31 Dec 2009	$19.35		**21,502,378**	**1,111,234**	–	–
28 Feb 2007	31 Dec 2009		$21.17	**580,862**	**27,438**	–	–
31 Aug 2007	31 Dec 2009		$21.34	**609,577**	**28,565**	–	–
1 Jan 2006	1 Jan 2010	$17.34		**238,598**	**13,760**	238,607	13,760
28 Feb 2006	1 Jan 2010		$17.68	**7,638**	**432**	7,638	432
31 Aug 2006	1 Jan 2010		$18.20	**7,735**	**425**	7,735	425
28 Feb 2007	1 Jan 2010		$21.17	**7,621**	**360**	–	–
31 Aug 2007	1 Jan 2010		$21.34	**7,981**	**374**	–	–
5 Feb 2007	5 Feb 2010	$21.51		**613,637**	**28,528**	–	–
28 Feb 2007	5 Feb 2010		$21.17	**14,840**	**701**	–	–
31 Aug 2007	5 Feb 2010		$21.34	**15,578**	**730**	–	–
12 Mar 2007	12 Mar 2010	$21.96		**96,492**	**4,394**	–	–
31 Aug 2007	12 Mar 2010		$21.34	**2,347**	**110**	–	–
9 July 2007	12 Mar 2010	$20.38		**41,881**	**2,055**	–	–
31 Aug 2007	12 Mar 2010		$21.34	**1,110**	**52**	–	–
27 Apr 2007	27 Apr 2010	$21.15		**361,348**	**17,085**	–	–
31 Aug 2007	27 Apr 2010		$21.34	**9,155**	**429**	–	–
1 Jan 2007	1 May 2010	$19.35		**1,200,010**	**62,016**	–	–
28 Feb 2007	1 May 2010		$21.17	**32,263**	**1,524**	–	–
31 Aug 2007	1 May 2010		$21.34	**33,845**	**1,586**	–	–
14 May 2007	14 May 2010	$21.46		**431,282**	**20,097**	–	–
31 Aug 2007	14 May 2010		$21.34	**10,734**	**503**	–	–
1 Jun 2007	1 Jun 2010	$21.29		**75,005**	**3,523**	–	–
31 Aug 2007	1 Jun 2010		$21.34	**1,878**	**88**	–	–
9 July 2007	9 July 2010	$20.38		**100,718**	**4,942**	–	–
31 Aug 2007	9 July 2010		$21.34	**2,668**	**125**	–	–
28 Sep 2007	28 Sep 2010	$21.42		**592,413**	**27,657**	–	–
25 Sep 2006	25 Sep 2010	$18.50		**400,007**	**21,622**	400,000	21,622
28 Feb 2007	25 Sep 2010		$21.17	**11,262**	**532**	–	–
31 Aug 2007	25 Sep 2010		$21.34	**11,801**	**553**	–	–
20 Dec 2006	20 Dec 2010	$19.35		**3,500,128**	**180,902**	3,500,000	180,894
28 Feb 2007	20 Dec 2010		$21.17	**94,122**	**4,446**	–	–
31 Aug 2007	20 Dec 2010		$21.34	**98,762**	**4,628**	–	–
1 Jan 2007	31 Dec 2010	$19.35		**500,004**	**25,840**	–	–

NOTE 24 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan (continued)

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted($) 31 Dec 07	Number of award securities 31 Dec 07	Awards granted($) 31 Dec 06	Number of award securities 31 Dec 06
28 Feb 2007	31 Dec 2010		$21.17	**13,443**	**635**	–	–
31 Aug 2007	31 Dec 2010		$21.34	**14,106**	**661**	–	–
1 Jan 2006	1 Jan 2011	$17.34		**21,312,334**	**1,229,085**	21,311,992	1,229,085
28 Feb 2006	1 Jan 2011		$17.68	**682,165**	**38,584**	682,165	38,584
31 Aug 2006	1 Jan 2011		$18.20	**690,890**	**37,961**	690,890	37,961
28 Feb 2007	1 Jan 2011		$21.17	**678,943**	**32,071**	–	–
31 Aug 2007	1 Jan 2011		$21.34	**712,393**	**33,383**	–	–
1 Jan 2007	31 Dec 2011	$19.35		**13,238,070**	**684,138**	–	–
28 Feb 2007	31 Dec 2011		$21.17	**355,931**	**16,813**	–	–
31 Aug 2007	31 Dec 2011		$21.34	**373,365**	**17,496**	–	–
30 Jun 2007	30 Jun 2012	$20.78		**2,500,000**	**120,308**	–	–
31 Aug 2007	30 Jun 2012		$21.34	**64,087**	**3,003**	–	–
				93,133,090	**5,029,578**	54,754,246	3,178,784

	Number of award securities 31 Dec 07	Weighted average conversion price($) 31 Dec 07	Number of award securities 31 Dec 06	Weighted average conversion price($) 31 Dec 06
Movement in Executive Deferred Awards				
Balance at the beginning of the year	**3,178,784**	**17.23**	843,676	15.90
Awards issued during the year	**2,273,159**	**19.52**	2,560,411	17.60
Distribution reinvested as awards during the year	**258,833**	**21.26**	166,577	17.94
Awards exercised during the year	**(433,714)**	**16.38**	–	–
Awards lapsed during the year	**(247,484)**	**17.76**	(391,880)	17.12
Balance at the end of the year	**5,029,578**	**18.52**	3,178,784	17.23

The Executive Deferred Awards ("EDA") Plan is a plan in which senior and high performing executives participate. The fair value of the EDA is measured at each reporting date using inputs that include the number of employees remaining in service, volume weighted average of the Group stapled security prices, distribution policy and growth assumptions during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to EDA.

(ii) The Partnership Incentive Plan

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted($) 31 Dec 07	Number of award securities 31 Dec 07	Awards granted($) 31 Dec 06	Number of award securities 31 Dec 06
1 Jan 2005	1 Jan 2010	$15.70		**9,044,525**	**576,115**	9,044,525	576,115
28 Feb 2006	1 Jan 2010		$17.68	**319,831**	**18,090**	319,831	18,090
31 Aug 2006	1 Jan 2010		$18.20	**323,942**	**17,799**	323,942	17,799
28 Feb 2007	1 Jan 2010		$21.17	**318,376**	**15,039**	–	–
31 Aug 2007	1 Jan 2010		$21.34	**334,078**	**15,655**	–	–
1 Jan 2006	1 Jan 2011	$17.34		**9,804,115**	**565,435**	9,804,115	565,435
28 Feb 2007	1 Jan 2011		$21.17	**294,199**	**13,897**	–	–
31 Aug 2007	1 Jan 2011		$21.34	**308,598**	**14,461**	–	–
1 Jan 2007	1 Jan 2012	$19.35		**12,468,055**	**644,095**	–	–
				33,215,719	**1,880,586**	19,492,413	1,177,439

	Number of award securities 31 Dec 07	Weighted average conversion price($) 31 Dec 07	Number of award securities 31 Dec 06	Weighted average conversion price($) 31 Dec 06
Movement in Partnership Incentives				
Balance at the beginning of the year	**1,177,439**	**16.56**	615,555	15.70
Incentives issued during the year	**644,095**	**19.35**	603,270	17.34
Distribution reinvested as awards during the year	**59,052**	**21.26**	35,889	17.94
Awards lapsed during the year	**–**	**–**	(77,275)	16.50
Balance at the end of the year	**1,880,586**	**17.66**	1,177,439	16.56

82-35029

NOTE 24 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans

(ii) The Partnership Incentive Plan (continued)

The senior leadership team of the Westfield Group participate in the Partnership Incentive Plan ("PIP"). The Executive Chairman does not participate in the PIP Plan. The fair value of the PIP Plan is measured at each reporting date using inputs that include the Group achieving the performance hurdles, number of employees remaining in service, volume weighted average of the Group stapled security prices, distribution policy and growth assumption during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to the PIP.

Accounting for Share Based Payments

The accounts of the Group and the remuneration disclosures in this Annual Report disclose the full liability to security holders of the grant of awards under the Group's equity-linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any changes in circumstances. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts.

During the year, $48.9 million (31 December 2006: $21.8 million) was charged to the income statement as gross amortisation in respect of share based payments.

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 25 RESERVES				
of the Parent Company	**67.2**	(20.0)	-	-
of WT and WAT	**(362.6)**	486.2	-	-
of the Group	**(295.4)**	466.2	-	-
Total reserves of the Group				
Foreign currency translation reserve	**(295.4)**	466.2	-	-
Balance at the end of the year	**(295.4)**	466.2	-	-
Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	**466.2**	558.3	-	-
Foreign exchange movement				
– realised and unrealised differences on the translation of investment in foreign entities, currency loans and asset hedging derivatives which qualify for hedge accounting	**(737.6)**	(74.0)	-	-
– deferred tax effect	**(24.0)**	(18.1)	-	-
Balance at the end of the year	**(295.4)**	466.2	-	-
NOTE 26 RETAINED PROFITS				
of the Parent Company	**989.7**	836.8	**689.2**	732.7
of WT and WAT	**10,636.3**	9,215.1	-	-
of the Group	**11,626.0**	10,051.9	**689.2**	732.7
Movement in retained profits				
Balance at the beginning of the year	**10,051.9**	6,388.7	**732.7**	15.4
Profit after tax expense and external minority interests	**3,437.2**	5,583.1	**20.9**	788.5
Dividends paid	**(1,863.1)**	(1,919.9)	**(64.4)**	(71.2)
Balance at the end of the year	**11,626.0**	10,051.9	**689.2**	732.7

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 27 CASH AND CASH EQUIVALENTS					
(a) Components of cash and cash equivalents					
Cash		**344.2**	246.9	**0.3**	-
Overdrafts and short term loans	20	**(0.3)**	(13.7)	-	(5.0)
Total cash and cash equivalents		**343.9**	233.2	**0.3**	(5.0)
(b) Reconciliation of profit after tax expense to net cash flows from operating activities					
Profit after tax expense		**3,460.3**	5,636.1	**20.9**	788.5
Property revaluations		**(1,740.3)**	(4,581.4)	-	-
Impairment of investment in subsidiaries		-	-	**5.1**	10.8
Share of associates profit in excess of dividend/distribution		**(398.3)**	(553.8)	-	-
Write down of goodwill		-	104.1	-	-
Deferred tax expense		**174.9**	489.2	-	-
Tax on sale of assets and capital costs written off		**13.2**	7.2	-	-
Borrowing costs		**515.1**	1,216.0	**82.8**	26.7
Net fair value loss of forward exchange contracts		**576.6**	374.2	-	-
Interest income		**(28.7)**	(17.0)	**(87.5)**	(42.2)
Net profit on realisation of assets		**(71.4)**	(20.9)	-	(547.0)
Write back of previously written down subsidiaries		-	-	**(15.6)**	(69.3)
Decrease / (Increase) in working capital attributable to operating activities		**370.1**	(119.3)	**(7.2)**	(43.0)
Net cash flows from / (used in) operating activities		**2,871.5**	2,534.4	**(1.5)**	124.5

(c) Non–cash investing activities

On 16 October 2007, the Group contributed three centres in the US to a new joint venture vehicle managed and controlled by CBL & Associates Properties, Inc. in return for a preferred minority limited partner interest of US$423.2 million.

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Company 31 Dec 07 $million	Parent Company 31 Dec 06 $million
NOTE 28 DIVIDENDS/DISTRIBUTIONS				
(a) Final dividend/distribution paid				
Dividend/distribution in respect of the 6 months to 31 December 2007 - paid on 29 February 2008				
Parent Company 10.00 cents per share 100% franked	**193.6**	-	**194.2**	-
WT 23.00 cents per unit, 38% estimated tax advantaged[i]	**445.4**	-	-	-
WAT 20.25 cents per unit, 87% estimated tax advantaged	**392.1**	-	-	-
Dividend/distribution in respect of the 6 months to 31 December 2006 - paid on 28 February 2007				
Parent Company 3.64 cents per share 60% franked	-	64.2	-	64.4
WT 18.96 cents per unit, 53% tax advantaged	-	334.2	-	-
WAT 29.40 cents per unit, 46% tax advantaged	-	518.3	-	-
Westfield Group 53.25 cents per stapled security (31 Dec 06: 52.00 cents)	**1,031.1**	916.7	**194.2**	64.4

[i] The taxable amount in respect of WT's full year aggregated distribution is estimated to include capital gains (discounted by 50%) of 11 cents per unit arising from property disposals made during the financial year.

Interim dividend/distributions of 53.25 cents were paid on 28 August 2007. Final dividend/distributions were paid on 29 February 2008. Dividends paid by the Parent Company was franked at the corporate tax rate of 30%. The record date for these dividends/distributions was 5pm, 15 February 2008.

The Westfield Group Distribution Reinvestment Plan ("DRP") was in operation for the distribution paid on 29 February 2008. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued. The record date for participation in the DRP for the distribution paid on 29 February 2008 was 5pm, 15 February 2008.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 28 DIVIDENDS/DISTRIBUTIONS (CONTINUED)				
(b) Dividends/Distributions paid during the year				
Dividend/distribution in respect of the 6 months to 30 June 2007				
WT 29.00 cents per unit, 38% estimated tax advantaged	**515.4**	–	–	–
WAT 24.25 cents per unit, 87% estimated tax advantaged	**431.0**	–	–	–
Dividend/distribution in respect of the 6 months to 31 December 2006				
Parent Company 3.64 cents per share 60% franked	**64.2**	–	**64.4**	–
WT 18.96 cents per unit, 53% tax advantaged	**334.2**	–	–	–
WAT 29.40 cents per unit, 46% tax advantaged	**518.3**	–	–	–
Dividend/distribution in respect of the 6 months to 30 June 2006				
WT 29.17 cents per unit, 53% tax advantaged	–	511.4	–	–
WAT 25.33 cents per unit, 46% tax advantaged	–	444.0	–	–
Dividend/distribution in respect of the 6 months to 31 December 2005				
Parent Company 4.09 cents per share 100% franked	–	71.1	–	71.2
WT 22.04 cents per unit, 21% tax advantaged	–	383.0	–	–
WAT 29.37 cents per unit, 45% tax advantaged	–	510.5	–	–
	1,863.1	1,920.0	**64.4**	71.2

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
(c) Franking credit balance of the Parent Company				
The amount of franking credits available on a tax paid basis for future distributions are:				
– franking credits balance as at the end of the year at the corporate tax rate of 30% (31 December 2006: 30%)	**43.0**	28.7	**43.0**	28.7
– franking credits/(debits) arising from the payment/refund of income tax provided/received in this financial report	**80.8**	(11.3)	**80.8**	(11.3)
Franking credits available for distribution	**123.8**	17.4	**123.8**	17.4
– franking debits that will arise from the payment of the final dividend on 29 February 2008	**(83.2)**	(16.5)	**(83.2)**	(16.5)
Franking credits available for future distributions	**40.6**	0.9	**40.6**	0.9

	Consolidated		Parent Company	
	31 Dec 07 $	31 Dec 06 $	**31 Dec 07 $**	31 Dec 06 $
NOTE 29 NET TANGIBLE ASSET BACKING				
Net tangible asset backing per security	**14.25**	13.28	**1.14**	0.97

Net tangible asset backing per security is calculated by dividing total equity attributable to stapled security holders of the Group by the number of securities on issue. The number of securities used in the calculation of the consolidated net tangible asset backing is 1,936,326,189 (31 December 2006: 1,765,884,521) and for Parent Company is 1,942,195,614 (31 December 2006: 1,771,753,946).

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million

NOTE 30 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned and leased by the Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**2,079.0**	2,045.8	-	-
Due between one and five years	**5,494.7**	5,759.7	-	-
Due after five years	**4,993.5**	4,656.4	-	-
	12,567.2	12,461.9	-	-

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

Operating lease payables

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Expenditure contracted but not provided for				
Due within one year	**16.3**	46.3	-	-
Due between one and five years	**71.2**	57.2	-	-
Due after five years	**3.7**	16.8	-	-
	91.2	120.3	-	-
Retail property leases	-	30.2	-	-
Offices and other operating leases	**91.2**	90.1	-	-
	91.2	120.3	-	-

In addition to the above minimum lease rental payments, the Group may be liable to a $37 million lump sum lease rental payment in 2010. This amount is payable at the option of the head lessor to commute future contingent lease rental in respect of a 99 year head lease.

NOTE 31 CAPITAL EXPENDITURE COMMITMENTS

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Estimated capital expenditure committed at balance date but not provided for in relation to development projects				
Due within one year	**1,875.1**	1,625.0	-	-
Due between one and five years	**309.6**	1,209.7	-	-
	2,184.7	2,834.7	-	-

NOTE 32 CONTINGENT LIABILITIES

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Performance guarantees	**705.7**	470.2	-	-
Special tax assessment municipal bonds	**46.9**	64.9	-	-
Guaranteed borrowings of subsidiaries and controlled entities	-	-	**10,677.6**	12,278.0
	752.6	535.1	**10,677.6**	12,278.0

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

NOTE 33 SEGMENT INFORMATION

Primary segment – business

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios and corporate acquisitions, income and expenses on properties held for future redevelopment.

Corporate

Corporate segment includes change in fair value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

Secondary segment – geographic

The geographic segments are determined based on the location of the Group's assets and are represented by the following segments:

- Australia & New Zealand;
- United Kingdom; and
- United States.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 33 SEGMENT INFORMATION (CONTINUED)

Primary segment – business

31 December 2007	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	3,155.6	33.8	–	3,189.4
Property development and project management revenue	899.5	–	–	899.5
Property and funds management income	76.5	–	–	76.5
	4,131.6	**33.8**	–	**4,165.4**
Share of after tax profits of equity accounted entities [ii]				
Property revenue	483.6	7.0	–	490.6
Property expenses and outgoings	(141.6)	(5.0)	–	(146.6)
Net interest and tax expense	(49.2)	(12.2)	(5.0)	(66.4)
	292.8	**(10.2)**	**(5.0)**	**277.6**
Total segment revenue and other income [i]	**4,424.4**	**23.6**	**(5.0)**	**4,443.0**
Expenses				
Property expenses and outgoings	(1,005.1)	(110.0)	–	(1,115.1)
Property development and project management costs	(831.4)	–	–	(831.4)
Property and funds management costs	(36.2)	–	–	(36.2)
Corporate overheads	–	–	(37.3)	(37.3)
	(1,872.7)	**(110.0)**	**(37.3)**	**(2,020.0)**
Currency derivatives	–	–	(432.8)	(432.8)
Total segment expenses	**(1,872.7)**	**(110.0)**	**(470.1)**	**(2,452.8)**
Segment result	**2,551.7**	**(86.4)**	**(475.1)**	**1,990.2**
Property revaluations [i]	935.8	804.5	–	1,740.3
Equity accounted property revaluations [i] [ii]	75.3	304.8	–	380.1
Net profit on realisation of assets [i]	–	–	71.4	71.4
Segment result	**3,562.8**	**1,022.9**	**(403.7)**	**4,182.0**
Interest income [i]				28.7
Financing costs				(515.1)
Tax expense				(235.3)
Consolidated profit after tax				**3,460.3**
Segment assets				
Segment assets	43,713.8	5,007.1	–	48,720.9
Group assets				2,080.0
Total segment assets	**43,713.8**	**5,007.1**	–	**50,800.9**
Segment liabilities				
Segment liabilities	1,248.9	604.8	–	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**1,248.9**	**604.8**	–	**23,018.5**
Equity accounted associates included in segment assets				
Investment properties	6,124.0	278.7	–	6,402.7
Interest bearing liabilities	(1,075.5)	(278.7)	–	(1,354.2)
Working capital and deferred tax	82.9	–	–	82.9
Equity accounted associates included in segment assets	**5,131.4**	–	–	**5,131.4**
Additions to segment non current assets	**1,280.1**	**2,460.0**	–	**3,740.1**

[i] Total revenue and other income for the period of $6,663.5 million (31 December 2006: $9,203.3 million) comprises revenue and other income (excluding property revaluations) of $4,443.0 million (31 December 2006: $4,027.9 million), property revaluations of $2,120.4 million (31 December 2006: $5,137.5 million), net profit on realisation of assets of $71.4 million (31 December 2006: $20.9 million) and interest income of $28.7 million (31 December 2006: $17.0 million).

[ii] Total share of after tax profits of equity accounted entities for the period of $657.7 million (31 December 2006: $796.9 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $277.6 million (31 December 2006: $240.8 million) and property revaluations of $380.1 million (31 December 2006: $556.1 million).

NOTE 33 SEGMENT INFORMATION (CONTINUED)

Primary segment – business (continued)

31 December 2006	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	3,392.3	11.6	–	3,403.9
Property development and project management revenue	328.2	–	–	328.2
Property and funds management income	55.0	–	–	55.0
	3,775.5	**11.6**	**–**	**3,787.1**
Share of after tax profits of equity accounted entities				
Property revenue	403.7	6.6	–	410.3
Property expenses and outgoings	(115.9)	(3.8)	–	(119.7)
Net interest and tax expense	(62.1)	(8.0)	20.3	(49.8)
	225.7	**(5.2)**	**20.3**	**240.8**
Total segment revenue and other income	**4,001.2**	**6.4**	**20.3**	**4,027.9**
Expenses				
Property expenses and outgoings	(1,018.2)	(88.8)	–	(1,107.0)
Property development and project management costs	(289.8)	–	–	(289.8)
Property and funds management costs	(28.0)	–	–	(28.0)
Corporate overheads	–	–	(32.2)	(32.2)
	(1,336.0)	**(88.8)**	**(32.2)**	**(1,457.0)**
Write down of goodwill	–	–	(104.1)	(104.1)
Currency derivatives	–	–	(230.6)	(230.6)
Total segment expenses	**(1,336.0)**	**(88.8)**	**(366.9)**	**(1,791.7)**
Segment result	**2,665.2**	**(82.4)**	**(346.6)**	**2,236.2**
Property revaluations	3,708.7	872.7	–	4,581.4
Equity accounted property revaluations	479.2	76.9	–	556.1
Net profit on realisation of assets	–	–	20.9	20.9
Segment result	**6,853.1**	**867.2**	**(325.7)**	**7,394.6**
Interest income				17.0
Financing costs				(1,216.0)
Tax expense				(559.5)
Consolidated profit after tax				**5,636.1**
Segment assets				
Segment assets	43,481.0	3,796.8	–	47,277.8
Group assets				1,603.9
Total segment assets	**43,481.0**	**3,796.8**	**–**	**48,881.7**
Segment liabilities				
Segment liabilities	1,071.3	76.4	–	1,147.7
Group liabilities				24,104.7
Total segment liabilities	**1,071.3**	**76.4**	**–**	**25,252.4**
Equity accounted associates included in segment assets				
Investment properties	6,540.6	513.2	–	7,053.8
Interest bearing liabilities	(1,213.6)	(513.2)	–	(1,726.8)
Working capital and deferred tax	83.2	–	–	83.2
Equity accounted associates included in segment assets	**5,410.2**	**–**	**–**	**5,410.2**
Additions to segment non current assets	**668.4**	**3,025.7**	**–**	**3,694.1**

NOTE 33 SEGMENT INFORMATION (CONTINUED)

Secondary segment – geographic

31 December 2007	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,619.0	12.3	1,558.1	3,189.4
Property development and project management revenue	457.2	400.4	41.9	899.5
Property and funds management income	30.3	10.1	36.1	76.5
	2,106.5	**422.8**	**1,636.1**	**4,165.4**
Share of after tax profits of equity accounted entities				
Property revenue	113.8	144.6	232.2	490.6
Property expenses and outgoings	(30.4)	(49.0)	(67.2)	(146.6)
Net interest and tax expense	0.4	(10.1)	(56.7)	(66.4)
	83.8	**85.5**	**108.3**	**277.6**
Total segment revenue and other income	**2,190.3**	**508.3**	**1,744.4**	**4,443.0**
Expenses				
Property expenses and outgoings	(485.5)	(48.0)	(581.6)	(1,115.1)
Property development and project management costs	(421.6)	(373.7)	(36.1)	(831.4)
Property and funds management costs	(8.0)	(6.8)	(21.4)	(36.2)
Corporate overheads	(32.1)	-	(5.2)	(37.3)
	(947.2)	**(428.5)**	**(644.3)**	**(2,020.0)**
Currency derivatives	(10.8)	9.5	(431.5)	(432.8)
Total segment expenses	**(958.0)**	**(419.0)**	**(1,075.8)**	**(2,452.8)**
Segment result	**1,232.3**	**89.3**	**668.6**	**1,990.2**
Other segment information				
Segment assets	22,227.7	3,375.8	17,986.0	43,589.5
Group assets				2,080.0
Investments in equity accounted associates	1,625.4	1,753.9	1,752.1	5,131.4
Total segment assets	**23,853.1**	**5,129.7**	**19,738.1**	**50,800.9**
Additions to segment non current assets	**898.6**	**884.8**	**1,956.7**	**3,740.1**

NOTE 33 SEGMENT INFORMATION (CONTINUED)

Secondary segment – geographic (continued)

31 December 2006	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,578.8	152.1	1,673.0	3,403.9
Property development and project management revenue	88.0	182.7	57.5	328.2
Property and funds management income	18.6	3.8	32.6	55.0
	1,685.4	**338.6**	**1,763.1**	**3,787.1**
Share of after tax profits of equity accounted entities				
Property revenue	101.6	83.2	225.5	410.3
Property expenses and outgoings	(27.4)	(29.9)	(62.4)	(119.7)
Net interest expense	(1.5)	(3.3)	(45.0)	(49.8)
	72.7	50.0	118.1	240.8
Total segment revenue and other income	**1,758.1**	**388.6**	**1,881.2**	**4,027.9**
Expenses				
Property expenses and outgoings	(466.0)	(65.5)	(575.5)	(1,107.0)
Property development and project management costs	(74.2)	(161.2)	(54.4)	(289.8)
Property and funds management costs	(5.4)	(2.6)	(20.0)	(28.0)
Corporate overheads	(27.9)	–	(4.3)	(32.2)
	(573.5)	**(229.3)**	**(654.2)**	**(1,457.0)**
Write down of goodwill	–	(104.1)	–	(104.1)
Currency derivatives	8.3	–	(238.9)	(230.6)
Total segment expenses	**(565.2)**	**(333.4)**	**(893.1)**	**(1,791.7)**
Segment result	**1,192.9**	**55.2**	**988.1**	**2,236.2**
Other segment information				
Segment assets	20,894.2	2,575.4	18,398.0	41,867.6
Group assets				1,603.9
Investments in equity accounted associates	1,461.3	2,173.1	1,775.8	5,410.2
Total segment assets	**22,355.5**	**4,748.5**	**20,173.8**	**48,881.7**
Additions to segment non current assets	**826.1**	**1,205.6**	**1,662.4**	**3,694.1**

NOTE 34 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities :

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (ie debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are made within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buyback program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 35 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objectives.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Risk Management Committee comprising three directors. The Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Risk Management Committee is assisted in its oversight role by the Group's internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, cash flows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

NOTE 36 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Summary of interest rate positions at balance date

The Group has interest rate risk on borrowings and the exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

	Note	Consolidated 31 Dec 07 $million	31 Dec 06 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	20	**1,462.3**	1,135.9
Non current interest bearing liabilities	20	**13,003.9**	17,425.8
Unsecured convertible notes	21	**345.6**	398.8
Share of equity accounted entities interest bearing liabilities	16(c)	**1,354.2**	1,726.8
Cross currency swaps			
– A$	37(ii)	**100.0**	243.6
– £798.0 million (31 December 2006: £133.0 million)	37(i)	**1,820.7**	330.3
– US$485.1 million (31 December 2006: US$4,468.6 million)	37(i)	**552.2**	5,659.3
– US$3,983.5 million (31 December 2006: nil)	37(v)	**4,534.4**	–
Principal amounts subject to interest rate exposure		**23,173.3**	26,920.5
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– A$	36(iii)	**353.7**	525.4
– €600.0 million (31 December 2006: €600.0 million)	36(iii)	**1,005.5**	1,000.8
– £877.4 million (31 December 2006: £877.4 million)	36(iii)	**2,001.8**	2,179.9
– US$7,478.8 million (31 December 2006: US$7,892.4 million)	36(iii)	**8,513.2**	9,995.4
Fixed rate derivatives			
– A$	36(iii)	**176.0**	2,313.1
– £896.7 million (31 December 2006: £907.5 million)	36(iii)	**2,045.9**	2,254.6
– US$6,355.6 million (31 December 2006: US$5,435.5 million)	36(iii)	**7,234.6**	6,883.8
Principal amounts on which interest rate exposure has been hedged		**21,330.7**	25,153.0

At balance date the Group has fixed 92% of its interest payable exposure. The remaining 8% is exposed to floating rates on a principal payable of $1,842.6 million, at an average interest rate of 7.1%, including margin (31 December 2006: 93% hedged on $1,767.5 million at an average rate of 6.5%). An increment of 0.5% in the market rate would result in an increase in interest expense of $9.2 million (31 December 2006: $8.8 million). A decrement of 0.5% in the market rate would result in a decrease in interest expense of $9.2 million (31 December 2006: $8.8 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out in Note 36(iii).

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 36 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(ii) Interest receivable

The Group is exposed to interest receivable risk on notional borrowings entered into under cross currency swaps.

The exposures at reporting date together with the interest rate risk management transactions which have been entered into to manage those exposures are as follows:

	Note	**31 Dec 07 $million**	31 Dec 06 $million
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	37(i), 37(v)	**7,227.3**	5,731.7
– €600.0 million (31 December 2006: €600.0 million)	37(i)	**1,005.5**	1,000.8
– NZ$122.0 million (31 December 2006: NZ$294.5 million)	37(ii)	**107.6**	262.7
Principal amounts subject to interest rate exposure		**8,340.4**	6,995.2
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– A$	36(iii)	**5,708.0**	5,731.0
– €600.0 million (31 December 2006: €600.0 million)	36(iii)	**1,005.5**	1,000.8
Principal amounts on which interest rate exposure has been hedged		**6,713.5**	6,731.8

At balance date the Group has fixed 80% of its interest receivable exposure. The remaining 20% is exposed to floating rates on a principal receivable of $1,626.9 million, at an average interest rate of 7.8%, including margin (31 December 2006: 96% hedged on $263.4 million at an average rate of 8.2%). An increment of 0.5% in the market rate would result in a decrease in interest expense of 8.1 million (31 December 2006: $1.3 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $8.1 million (31 December 2006: $1.3 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of fixed rate derivatives due to interest rate movements are set out in Note 36(iii).

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin
A$ receivable								
31 December 2006	–	–	–	–	A$5,731.0	6.59%	–	–
31 December 2007	**A$5,708.0**	**6.59%**	–	–	A$5,732.0	6.59%	–	–
31 December 2008	**A$5,200.0**	**6.72%**	–	–	A$3,500.0	6.60%	–	–
31 December 2009	**A$5,500.0**	**6.76%**	–	–	A$3,500.0	6.60%	–	–
31 December 2010	**A$5,050.0**	**6.83%**	–	–	A$3,000.0	6.60%	–	–
31 December 2011	**A$5,000.0**	**6.87%**	–	–	A$2,500.0	6.60%	–	–
31 December 2012	**A$4,136.0**	**6.90%**	–	–	A$1,750.0	6.61%	–	–
31 December 2013	**A$2,200.0**	**6.91%**	–	–	A$450.0	6.42%	–	–
31 December 2014	**A$1,250.0**	**7.01%**	–	–	A$200.0	6.22%	–	–
€ receivable								
31 December 2006	–	–	–	–	€600.0	3.58%	–	–
31 December 2007	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2008	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2009	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2010	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2011	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–

NOTE 36 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date
(iii) Fixed rate debt and interest rate derivatives (continued)

	Interest rate derivatives		**Fixed rate borrowings**		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin
A$ payable								
31 December 2006	–	–	–	–	A$(2,313.1)	6.84%	A$(525.4)	6.41%
31 December 2007	**A$(176.0)**	**5.24%**	**A$(353.7)**	**6.38%**	A$(3,284.9)	6.64%	A$(353.7)	6.38%
31 December 2008	**A$(1,200.7)**	**5.26%**	**A$(157.1)**	**6.45%**	A$(3,660.7)	6.70%	A$(157.1)	6.45%
31 December 2009	**A$(2,271.3)**	**6.53%**	**A$(158.5)**	**6.41%**	A$(3,161.3)	6.79%	A$(158.5)	6.41%
31 December 2010	**A$(2,942.7)**	**6.69%**	–	–	A$(2,942.7)	6.69%	–	–
31 December 2011	**A$(2,260.6)**	**6.69%**	–	–	A$(2,260.6)	6.69%	–	–
31 December 2012	**A$(1,841.1)**	**6.60%**	–	–	A$(1,841.1)	6.60%	–	–
31 December 2013	**A$(893.9)**	**6.68%**	–	–	A$(543.9)	6.33%	–	–
31 December 2014	**A$(769.0)**	**6.65%**	–	–	A$(419.0)	6.17%	–	–
31 December 2015	**A$(10.0)**	**6.66%**	–	–	A$(10.0)	6.66%	–	–
€ payable								
31 December 2006	–	–	–	–	–	–	€(600.0)	3.58%
31 December 2007	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2008	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2009	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2010	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2011	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
£ payable								
31 December 2006	–	–	–	–	£(907.5)	5.39%	£(877.4)	5.58%
31 December 2007	**£(896.7)**	**5.35%**	**£(877.4)**	**5.58%**	£(927.5)	5.30%	£(877.4)	5.58%
31 December 2008	**£(1,292.2)**	**5.35%**	**£(600.0)**	**5.39%**	£(1,323.0)	5.36%	£(600.0)	5.39%
31 December 2009	**£(1,332.2)**	**5.33%**	**£(600.0)**	**5.39%**	£(1,363.0)	5.34%	£(600.0)	5.39%
31 December 2010	**£(1,482.2)**	**5.33%**	**£(600.0)**	**5.39%**	£(1,482.2)	5.33%	£(600.0)	5.39%
31 December 2011	**£(1,482.2)**	**5.33%**	**£(600.0)**	**5.39%**	£(1,482.2)	5.33%	£(600.0)	5.39%
31 December 2012	**£(1,182.5)**	**5.29%**	**£(600.0)**	**5.39%**	£(1,182.5)	5.29%	£(600.0)	5.39%
31 December 2013	**£(1,182.5)**	**5.29%**	**£(600.0)**	**5.39%**	£(1,182.5)	5.29%	£(600.0)	5.39%
31 December 2014	**£(890.0)**	**5.23%**	**£(600.0)**	**5.39%**	£(890.0)	5.23%	£(600.0)	5.39%
31 December 2015	**£(450.0)**	**5.44%**	**£(600.0)**	**5.39%**	£(450.0)	5.44%	£(600.0)	5.39%
31 December 2016	–	–	**£(600.0)**	**5.39%**	–	–	£(600.0)	5.39%
US$ payable								
31 December 2006	–	–	–	–	US$(5,435.5)	5.35%	US$(7,892.4)	5.24%
31 December 2007	**US$(6,355.6)**	**5.74%**	**US$(7,478.8)**	**5.24%**	US$(6,497.1)	5.69%	US$(7,669.5)	5.26%
31 December 2008	**US$(7,548.2)**	**5.80%**	**US$(7,079.7)**	**5.27%**	US$(6,541.5)	5.72%	US$(7,243.2)	5.29%
31 December 2009	**US$(7,859.4)**	**6.03%**	**US$(6,234.9)**	**5.29%**	US$(6,354.5)	5.98%	US$(6,376.9)	5.33%
31 December 2010	**US$(7,258.5)**	**6.08%**	**US$(5,393.8)**	**5.42%**	US$(6,255.6)	6.05%	US$(5,525.2)	5.47%
31 December 2011	**US$(7,029.6)**	**6.06%**	**US$(4,562.3)**	**5.45%**	US$(5,499.0)	6.07%	US$(4,623.4)	5.52%
31 December 2012	**US$(6,149.0)**	**6.03%**	**US$(3,631.0)**	**5.46%**	US$(4,448.8)	6.04%	US$(3,687.0)	5.54%
31 December 2013	**US$(5,334.9)**	**6.02%**	**US$(3,363.8)**	**5.45%**	US$(3,634.9)	6.04%	US$(3,206.1)	5.53%
31 December 2014	**US$(4,775.0)**	**5.95%**	**US$(1,703.1)**	**5.70%**	US$(3,075.0)	5.92%	US$(1,545.4)	5.89%
31 December 2015	**US$(3,350.0)**	**5.97%**	**US$(1,644.2)**	**5.73%**	US$(1,650.0)	5.94%	US$(1,486.5)	5.93%
31 December 2016	**US$(1,900.0)**	**5.95%**	**US$(517.9)**	**5.89%**	US$(200.0)	5.57%	US$(220.1)	6.59%
31 December 2017	–	–	**US$(148.7)**	**6.09%**	–	–	–	–

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $486.4 million (31 December 2006: gain of $72.2 million). At balance date the aggregate fair value is a payable of $695.7 million (31 December 2006: $236.0 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $185.5 million (31 December 2006: $157.6 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $191.6 million (31 December 2006: $163.1 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is expected to be held to maturity, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The gain for the year ended 31 December 2007 was $89.5 million (31 December 2006: $145.3 million). The difference between the carrying value and fair value of fixed rate debt at balance date is a receivable of $296.6 million (31 December 2006: $207.1 million). An increment of 0.5% in the market rate would result in a decrease in fair value of $225.0 million (31 December 2006: $305.2 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $232.5 million (31 December 2006: $315.8 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 37 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets. The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The Group's foreign exchange exposures at reporting date together with the foreign exchange risk management transactions which have been entered into to manage these exposures are as follows:

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
US$ net assets		**US$16,649.4**	US$15,433.4
US$ borrowings		**US$(8,738.6)**	US$(9,366.0)
US$ cross currency swaps	37(i)	**US$(485.1)**	US$(4,468.6)
US$ currency swaps	37(ii)	**US$(1,248.7)**	US$390.0
US$ denominated net assets		**US$6,177.0**	US$1,988.8
NZ$ net assets		**NZ$3,263.7**	NZ$2,702.6
NZ$ borrowings		**NZ$(71.1)**	NZ$(143.3)
NZ$ cross currency swaps	37(ii)	**NZ$122.0**	NZ$294.5
NZ$ denominated net assets		**NZ$3,314.6**	NZ$2,853.8
£ net assets		**£2,153.9**	£1,851.1
£ borrowings		**£(1,049.2)**	£(1,593.6)
£ cross currency swaps	37(i)	**£(798.0)**	£(133.0)
£ currency swaps	37(ii)	**£(150.0)**	–
£ denominated net assets		**£156.7**	£124.5

An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in a charge to the foreign currency translation reserve of $455.2 million (31 December 2006 – 0.7896 to 0.8396: $120.6 million) and a gain to the income statement of $76.5 million (31 December 2006: expense of $29.4 million). A decrement of 5 cents in the market rate for US$ would result in an increase to the foreign currency translation reserve of $510.1 million (31 December 2006: $136.9 million) and an expense to the income statement of $85.8 million (31 December 2006: gain of $33.4 million). An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a charge to the foreign currency translation reserve of $118.9 million (31 December 2006 – 1.1212 to 1.1712: $96.3 million) and an expense to the income statement of $4.5 million (31 December 2006: $11.2 million). A decrement of 5 cents in the market rate for NZ$ would result in an increase to the foreign currency translation reserve of $129.8 million (31 December 2006: $105.2 million) and a gain to the income statement of $5.0 million (31 December 2006: $12.3 million). An increment of 3 pence in the market rate for £ (0.4383 to 0.4683) would result in a charge to the foreign currency translation reserve of $44.8 million (31 December 2006 – 0.4025 to 0.4325: $21.5 million) and a gain to the income statement of $21.9 million (31 December 2006: nil). A decrement of 3 pence in the market rate for £ would result in an increase to the foreign currency translation reserve of $51.4 million (31 December 2006: $24.9 million) and an expense to the income statement of $25.1 million (31 December 2006: nil). The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

NOTE 37 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(i) Net investment hedges of the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts have been designated and qualify as hedges of net investment of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 07	31 Dec 06	31 Dec 07 million	Amount (payable)/receivable 31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
£						
Contracts to receive A$ and pay £						
31 December 2007	**0.4263**	–	**A$1,559.8**	**£(665.0)**	–	–
31 December 2008	**0.4263**	–	**A$1,911.8**	**£(815.0)**	–	–
31 December 2009	**0.4263**	–	**A$1,911.8**	**£(815.0)**	–	–
31 December 2010	**0.4263**	–	**A$1,735.8**	**£(740.0)**	–	–
31 December 2011	**0.4264**	–	**A$1,383.7**	**£(590.0)**	–	–
31 December 2012	**0.4264**	–	**A$856.0**	**£(365.0)**	–	–
31 December 2013	**0.4265**	–	**A$504.1**	**£(215.0)**	–	–
31 December 2014	**0.4269**	–	**A$210.8**	**£(90.0)**	–	–
Contracts to receive € and pay £						
31 December 2006	–	0.6648	–	–	€200.0	£(133.0)
31 December 2007	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2008	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2009	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2010	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2011	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
US$						
Contracts to receive A$ and pay US$						
31 December 2006	–	0.6950	–	–	A$5,731.7	US$(3,983.5)
31 December 2007	–	0.6975	–	–	A$5,603.8	US$(3,908.5)
31 December 2008	–	0.6970	–	–	A$5,563.2	US$(3,877.5)
31 December 2009	–	0.6973	–	–	A$4,700.6	US$(3,277.5)
31 December 2010	–	0.6940	–	–	A$4,110.3	US$(2,852.5)
31 December 2011	–	0.7200	–	–	A$3,086.0	US$(2,222.0)
31 December 2012	–	0.7199	–	–	A$2,225.2	US$(1,602.0)
31 December 2013	–	0.7181	–	–	A$1,160.0	US$(833.0)
Contracts to receive € and pay US$						
31 December 2006	–	1.2128	–	–	€400.0	US$(485.1)
31 December 2007	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2008	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2009	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2010	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2011	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)

These cross currency swaps are effective net investment hedges and recorded directly in the foreign currency translation reserve at 31 December 2007 as a loss of $499.6 million (31 December 2006: gain of $454.5 million). The fair values of these instruments are disclosed in Note 11 – Derivative Assets and Note 22 – Derivative Liabilities.

NOTE 37 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to exchange US$ and sell A$						
31 December 2007	–	0.7412	–	–	A$(337.3)	US$250.0
31 December 2008	**0.8708**	0.7403	**A$1,433.9**	**US$(1,248.7)**	A$(189.1)	US$140.0
£						
Contracts to sell £ and buy A$						
31 December 2008	**0.4115**	–	**A$364.5**	**£(150.0)**	–	–
Cross currency swaps contracted as at the reporting date and outstanding at						
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2006	–	1.2088	–	–	A$(243.6)	NZ$294.5
31 December 2007	**1.2200**	1.2088	**A$(100.0)**	**NZ$122.0**	A$(243.6)	NZ$294.5

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $47.3 million (31 December 2006: loss of $16.9 million). The aggregate fair value of other foreign currency derivatives at balance date is a receivable of $40.9 million (31 December 2006: a payable of $6.4 million). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in a gain to the income statement of $76.4 million (31 December 2006: loss of $28.3 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $85.7 million (31 December 2006: gain of $32.3 million). An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a loss to the income statement of $4.5 million (31 December 2006: $11.2 million). A decrement of 5 cents in the market rate for NZ$ would result in a gain to the income statement of $5.0 million (31 December 2006: $12.3 million). An increment of 3 pence in the market rate for £ (0.4383 to 0.4683) would result in a gain to the income statement of $21.8 million (31 December 2006: nil). A decrement of 3 pence in the market rate for £ would result in a loss to the income statement of $25.0 million (31 December 2006: nil). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(iii) Foreign currency options to hedge the Group's foreign currency assets and liabilities

The following foreign currency options were terminated during the year. These contracts did not qualify as hedges of net investments of foreign operations.

Foreign currency options maturing during the year ended	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to sell A$ and buy US$						
31 December 2008 – Bought A$ Put / US$ Call	–	0.7086	–	–	A$(5,627.1)	US$3,987.5
31 December 2008 – Sold A$ Call / US$ Put	–	0.7559	–	–	A$(5,275.2)	US$3,987.5

(iv) Forward exchange contracts to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Group's foreign currency denominated earnings and the Group's distribution.

The following table details the forward exchange contracts outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2007	–	1.1272	–	–	A$156.5	NZ$(176.4)
31 December 2008	**1.1298**	1.1280	**A$176.1**	**NZ$(199.0)**	A$158.7	NZ$(179.0)
31 December 2009	**1.1509**	1.1498	**A$173.1**	**NZ$(199.2)**	A$152.4	NZ$(175.2)
31 December 2010	**1.1872**	1.1801	**A$129.7**	**NZ$(154.0)**	A$110.2	NZ$(130.0)
31 December 2011	**1.2191**	1.2110	**A$90.2**	**NZ$(110.0)**	A$57.0	NZ$(69.0)
31 December 2012	**1.2409**	–	**A$40.3**	**NZ$(50.0)**	–	–
US$						
Contracts to buy A$ and sell US$						
31 December 2007	–	0.6025	–	–	A$396.2	US$(238.7)
31 December 2008	**0.6688**	0.6688	**A$332.4**	**US$(222.3)**	A$332.4	US$(222.3)
31 December 2009	**0.7102**	0.7102	**A$292.9**	**US$(208.0)**	A$292.9	US$(208.0)
31 December 2010	**0.7270**	0.7121	**A$228.7**	**US$(166.3)**	A$198.4	US$(141.3)
31 December 2011	**0.7716**	0.7334	**A$175.0**	**US$(135.0)**	A$85.9	US$(63.0)
31 December 2012	**0.7986**	–	**A$75.1**	**US$(60.0)**	–	–

NOTE 37 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(iv) Forward exchange contracts to hedge the Group's foreign currency earnings (continued)

At balance date none of the above described foreign exchange contracts qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $49.4 million (31 December 2006: $46.8 million). The aggregate fair value of foreign exchange contracts at balance date is a receivable of $216.6 million (31 December 2006: $266.0 million). An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a gain to the income statement of $22.0 million (31 December 2006: $23.2 million). A decrement of 5 cents in the market rate for NZ$ would result in a loss to the income statement of $24.0 million (31 December 2006: $25.3 million). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in a gain to the income statement of $50.1 million (31 December 2006: $69.8 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $56.5 million (31 December 2006: $79.5 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(v) Cross currency interest rate swaps to hedge the Group's foreign currency earnings

The Group has entered into the following foreign currency derivatives financial instruments to sell US$ and purchase A$ at floating interest rates on notional principals at fixed exchange rates.

The following table details the cross currency interest rate swaps outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

	Weighted average exchange rate		**Amount (payable)/receivable**			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
Contracts to receive A$ and pay US$						
31 December 2006	–	–	–	–	–	–
31 December 2007	**0.7029**	–	**A$5,667.5**	**US$(3,983.5)**	–	–
31 December 2008	**0.7024**	–	**A$5,627.0**	**US$(3,952.5)**	–	–
31 December 2009	**0.7007**	–	**A$4,784.5**	**US$(3,352.5)**	–	–
31 December 2010	**0.6984**	–	**A$4,191.5**	**US$(2,927.5)**	–	–
31 December 2011	**0.7191**	–	**A$3,194.1**	**US$(2,297.0)**	–	–
31 December 2012	**0.7188**	–	**A$2,228.6**	**US$(1,602.0)**	–	–
31 December 2013	**0.7153**	–	**A$1,164.5**	**US$(833.0)**	–	–

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $739.8 million (31 December 2006: nil). At balance date the aggregate fair value is a receivable of $739.8 million (31 December 2006: nil). An increment of 5 cents in the market rate for US$ (ie from 0.8785 to 0.9285) would result in a gain to the income statement of $38.3 million (31 December 2006: nil). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $42.9 million (31 December 2006: nil). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 38 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on its outstanding face value.

In accordance with the Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2007, the Group had 61% of its aggregate credit risk spread over four counterparties each with an S&P long term rating of AA– or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher. The aggregate credit risk in respect of derivative financial instruments is $1,579.1 million (31 December 2006: $1,270.8 million).

The Group undertakes active liquidity and funding risk management which ensures that it has sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Interest bearing liabilities, and funding facilities and their maturity profiles, are set out in Note 20.

NOTE 39 FINANCIAL RISK – PARENT COMPANY

The Parent Company's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities and investments in subsidiaries.

As a member of the Group, the Parent Company is covered under the same policies and procedures outlined above. Refer to Note 35 for the management of the Group's key financial risks.

The Parent Company does not deal in derivative financial instruments. All the risk management activities are undertaken by its controlled entities.

The Parent Company is exposed to interest and foreign exchange risk on intercompany loans and investment in subsidiaries.

(i) Intercompany loans payable and receivable

Where the Parent Company undertakes a borrowing or investment in a foreign currency, the exchange risk is mitigated by the Parent Company entering into an equal and opposite deal with a controlled entity, hence substantially mitigating any exchange or interest exposure which may be present in the original transaction.

At balance date the foreign currency loans are ineffective hedges for accounting purposes and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $3.6 million (31 December 2006: $0.1 million).

At balance date the net currency exposure on these loans is a receivable of £16.2 million (31 December 2006: £16.5 million). An increment of 3 pence in the market rate for £ (0.4383 to 0.4683) would result in a loss to the income statement of $2.4 million (31 December 2006: $2.8 million). A decrement of 3 pence in the market rate for £ would result in a gain to the income statement of $2.7 million (31 December 2006: $3.3 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(ii) Investments in subsidiaries

Investments in subsidiaries denominated in foreign currency and subsidiaries which are involved in hedging activities are carried at the lower of cost or recoverable amount. Any decrements are recorded directly in the income statement.

The Parent Company is exposed to foreign exchange translation risk on its investments in subsidiaries which are denominated in foreign currencies, when assessing recoverable amount. The Parent Company does not specifically hedge these items in its own financial statements, these activities are carried out on a Group basis in accordance with the policies outlined above.

Notes to the Financial Statements

NOTE 40 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASH FLOW MATURITY PROFILE

Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer Note 20) together with the estimated interest thereon, and the estimated impact of contracted interest and currency derivative cash flows is set out below:

	Consolidated		Parent Company	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Due within one year	**1,265.0**	969.1	**585.2**	587.0
Due between one and five years	**7,837.7**	10,971.3	**–**	–
Due after five years	**8,293.1**	11,042.8	**–**	–
	17,395.8	22,983.2	**585.2**	587.0

NOTE 41 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Consolidated assets				
Cash	**344.2**	246.9	**344.2**	246.9
Trade receivables [i]	**61.8**	53.2	**61.8**	53.2
Derivative assets	**1,432.5**	1,202.1	**1,432.5**	1,202.1
Consolidated liabilities				
Payables [i]	**1,972.0**	1,208.7	**1,972.0**	1,208.7
Interest bearing liabilities				
– Fixed rate debt	**10,884.6**	12,559.0	**11,181.2**	12,766.1
– Floating rate debt	**3,285.0**	5,795.6	**3,285.0**	5,795.6
Other financial liabilities	**2,772.0**	1,997.4	**2,772.0**	1,997.4
Derivative liabilities	**887.6**	628.4	**887.6**	628.4
Parent Company assets				
Receivables	**3,378.6**	2,217.9	**3,378.6**	2,217.9
Parent Company liabilities				
Payables [i]	**2,221.7**	1,034.1	**2,221.7**	1,034.1
Interest bearing liabilities	**585.2**	587.0	**585.2**	587.0

[i] These financial assets and liabilities are not subject to interest rate risk.

[ii] The carrying value of equity accounted financial assets and liabilities exceeded the net fair value amount by $44.3 million (31 December 2006: the net fair value exceeded the carrying value by $10.5 million).

NOTE 42 AUDITOR'S REMUNERATION

	Fair value		Carrying amount	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Amounts received or due and receivable by the auditors of the Parent Company and any other entity in the Group for:				
– Audit or review of the financial reports	**5,590**	5,016	**146**	136
– Assurance and compliance services	**265**	634	**–**	–
– Technical accounting advice and services	**125**	206	**–**	–
	5,980	5,856	**146**	136
Amounts received or due and receivable by Affiliates of the auditors of the Parent Company for:				
– Audit or review of the financial reports	**5,541**	4,000	**–**	–
– Assurance and compliance services	**–**	30	**–**	–
– Taxation advice and compliance	**568**	520	**–**	–
	6,109	4,550	**–**	–
	12,089	10,406	**146**	136

NOTE 43 SUPERANNUATION COMMITMENTS

The Group sponsors accumulation style superannuation funds and plans to provide retirement benefits to its employees. There are no unfunded liabilities in respect of these superannuation funds and plans. The Group does not sponsor defined benefits style superannuation funds and plans.

NOTE 44 EMPLOYEES

At 31 December 2007, the Group employed 4,974 (31 December 2006: 4,647) staff, including full time, part time and casual staff on a full time equivalent basis.

NOTE 45 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this Note unless disclosed elsewhere in this financial report.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of key management personnel are disclosed in Note 46.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Group. This is due to this entity being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent

Subsidiaries

Details of Parent Company interests in subsidiaries are disclosed in Note 47.

Key Management Personnel of the entity

Details of Key Management Personnel are disclosed in Note 46.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Company.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in Note 46.

The Group owns aircraft for business use by its executives. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be on arm's length rate. Amounts charged to LFG and these Directors totalled $829,906 (31 December 2006: $539,566) during the period, and were payable on seven day terms.

Other Related Parties

The Group and LFG have entered into arrangements regarding the Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows:

- The Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Group incurred costs amounting to $1,125,811 (31 December 2006: $1,654,569) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Group has aircraft operation, maintenance, crew sharing, and hangar facility agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Group charged LFG $540,117 (31 December 2006: $441,961) in relation to the provision of aircrew, maintenance, and hangar facility to LFG, which were payable on seven day terms. Also during the period, the Group was charged $389,104 (31 December 2006: $169,425) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

NOTE 45 RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions and their terms and conditions with related parties

(i) Consolidated (continued)

LFG currently subleases premises from the Group. During the period $299,356 (31 December 2006: $273,520) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the previous corresponding period, the Group provided design and construction administrative services to the Lowy Institute for International Policy for which it charged $11,423 (no services were provided during 2007), which was based on arm's length rates. Amounts charged are payable on seven day terms.

During the period the Group paid amounts totalling $29,885 (31 December 2006: $46,834) for rental accommodation owned by LFG.

During the period the Group charged LFG $99,936 (31 December 2006: $231,079) for service costs in relation to the provision of communication services.

During the period the Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

At year end the following amounts were recorded in the Group's balance sheet as receivable with the following related parties:

Nature	Type	**2007**	2006
Owing from LFG	Current receivable	**$1,509**	$26,798

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

(ii) Parent

Subsidiaries

Investments held in subsidiaries are disclosed in Note 47.

Included in the operating result of the Parent Company is dividend income of $13.0 million (31 December 2006: $186.7 million) received from subsidiary companies.

Included in the operating result of the Parent Company is management fee expenses of $4.3 million (31 December 2006: $4.1 million) payable to subsidiary companies.

Included in the operating result is a net interest income of $4.7 million (31 December 2006: $15.5 million) relating to loans with subsidiaries.

Included in the operating result is a net foreign currency loss of $3.6 million (31 December 2006: $0.1 million) relating to foreign currency loans with subsidiaries.

In the prior year, the Parent Company sold a subsidiary company to WAT for consideration of $575.1 million. Included in the profit for the prior year was a gain on sale relating to this transaction of $520.7 million.

Key Management Personnel of the entity

Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties

Details of transactions with Other Related Parties are disclosed in part b(i) above.

NOTE 46 REMUNERATION OF KEY MANAGEMENT PERSONNEL

(a) Remuneration of Key Management Personnel

The amounts below represent the full remuneration amounts for Key Management Personnel of the Group. The Group has applied Corporations Regulation 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the Financial Report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures.

	Short term benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits[2]	Other post employment benefits	Amortisation of cash settled share based payment transactions[1]	
Key Management Personnel	$	$	$	$	$	$	$
F P Lowy, AC – Executive Chairman[3]							
31 December 2007	**8,000,000**	**7,000,000**	**817,421**	**1,351**	**66,506**	**–**	**15,885,278**
31 December 2006	8,000,000	5,500,000	756,737	42,554	88,906	–	14,388,197
D H Lowy, AM – Deputy Chairman							
31 December 2007	**204,000**	**–**	**–**	**–**	**–**	**–**	**204,000**
31 December 2006	204,000	–	–	–	–	–	204,000
R L Furman – Non Executive Director							
31 December 2007	**162,000**	**–**	**–**	**–**	**–**	**–**	**162,000**
31 December 2006	162,000	–	–	–	–	–	162,000
D M Gonski, AC – Non Executive Director							
31 December 2007	**188,000**	**–**	**–**	**–**	**–**	**–**	**188,000**
31 December 2006	188,000	–	–	–	–	–	188,000
F G Hilmer, AO – Non Executive Director							
31 December 2007	**207,144**	**–**	**–**	**–**	**–**	**–**	**207,144**
31 December 2006	228,000	–	–	–	–	–	228,000
S P Johns – Non Executive Director							
31 December 2007	**608,000**	**–**	**–**	**–**	**–**	**–**	**608,000**
31 December 2006	608,000	–	–	–	–	–	608,000
P Lowy – Group Managing Director							
31 December 2007	**2,980,448**	**4,000,000**	**–**	**(147,589)**	**–**	**3,161,090**	**9,993,949**
31 December 2006	3,317,850	3,052,422	–	293,347	–	2,465,383	9,129,002
S Lowy – Group Managing Director							
31 December 2007	**2,500,000**	**4,000,000**	**–**	**70,513**	**–**	**3,161,090**	**9,731,603**
31 December 2006	2,500,000	3,000,000	–	446,346	–	2,465,383	8,411,729
J B Studdy, AM – Non Executive Director							
31 December 2007	**57,445**	**–**	**–**	**–**	**–**	**–**	**57,445**
31 December 2006	170,000	–	–	–	–	–	170,000
F T Vincent – Non Executive Director							
31 December 2007	**50,687**	**–**	**–**	**–**	**–**	**–**	**50,687**
31 December 2006	150,000	–	–	–	–	–	150,000
G H Weiss – Non Executive Director							
31 December 2007	**168,000**	**–**	**–**	**–**	**–**	**–**	**168,000**
31 December 2006	168,000	–	–	–	–	–	168,000
D R Wills, AO – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
C M Zampatti, AM – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
Subtotal Directors							
31 December 2007	**15,437,724**	**15,000,000**	**817,421**	**(75,725)**	**66,506**	**6,322,180**	**37,568,106**
31 December 2006	16,007,850	11,552,422	756,737	782,247	88,906	4,930,766	34,118,928

NOTE 46 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(a) Remuneration of Key Management Personnel (continued)

	Short term benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits[2]	Other post employment benefits	Amortisation of cash settled share based payment transactions[1]	
Key Management Personnel	$	$	$	$	$	$	$
P Allen – Group Chief Financial Officer[4]							
31 December 2007	**1,000,000**	**1,500,000**	**-**	**88,871**	**-**	**3,276,389**	**5,865,260**
31 December 2006	900,000	1,000,000	-	53,729	-	3,005,620	4,959,349
M Gutman – Managing Director, UK and Europe[5]							
31 December 2007	**955,110**	**1,552,053**	**952,019**	**28,010**	**-**	**3,123,099**	**6,610,291**
31 December 2006	988,937	1,222,195	800,464	38,939	-	2,935,517	5,986,052
R Jordan – Managing Director, Australia and New Zealand[6]							
31 December 2007	**1,000,000**	**1,500,000**	**-**	**97,075**	**-**	**3,184,914**	**5,781,989**
31 December 2006	900,000	1,000,000	-	79,177	-	2,869,256	4,848,433
K Wong – Managing Director, United States[7]							
31 December 2007	**953,743**	**596,090**	**124,799**	**18,414**	**-**	**3,293,155**	**4,986,201**
31 December 2006	995,355	928,998	154,137	15,390	-	2,926,383	5,020,263
Subtotal Non Director Key Management Personnel							
31 December 2007	**3,908,853**	**5,148,143**	**1,076,818**	**232,370**	**-**	**12,877,557**	**23,243,741**
31 December 2006	3,784,292	4,151,193	954,601	187,235	-	11,736,776	20,814,097
Total Key Management Personnel							
31 December 2007	**19,346,577**	**20,148,143**	**1,894,239**	**156,645**	**66,506**	**19,199,737**	**60,811,847**
31 December 2006	19,792,142	15,703,615	1,711,338	969,482	88,906	16,667,542	54,933,025

[1] Cash settled share based transactions represent amounts amortised relating to the EDA Plan and PIP Plan. Refer to the Remuneration Report in the Directors' Report for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $814,511 (31 December 2006: $753,827) relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $66,506 (31 December 2006: $88,906) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2004/2005 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] During the financial year, 27,313 awards vested and Mr P Allen was paid $534,789 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

[5] Non monetary benefits for Mr M Gutman of $952,019 (31 December 2006: $800,464) comprise normal expatriate benefits including accommodation (plus fringe benefits tax on those benefits) paid to compensate the executive for additional costs incurred as an expatriate. During the financial year, 19,658 awards vested and Mr M Gutman was paid $384,904 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

[6] During the financial year, 13,269 awards vested and Mr R Jordan was paid $259,807 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

[7] Non monetary benefits for Mr K Wong of $124,799 (31 December 2006: $154,137) comprised deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan and medical benefits. Mr K Wong's last day of employment was 27 February 2008: no termination benefit was paid to Mr K Wong with regards to his resignation from the Group. Mr K Wong's unvested awards lapsed on 27 February 2008 as a result of his resignation from the Group with the exception of awards to the value of $102,518 which vested on 1 January 2008 and were paid on 2 January 2008. This payment has been reflected in the amortisation of cash settled share based payment transactions.

NOTE 46 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(b) Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

(c) Shareholdings of Key Management Personnel

Stapled securities held in the Group (number)	Balance at 1 Jan 2007	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2007
F P Lowy, AC; D H Lowy, AM; P S Lowy; S M Lowy [1]	166,370,941			13,227,427	179,598,368
R L Furman	–				–
D M Gonski, AC	299,527			20,912	320,439
F G Hilmer, AO	219,433			19,079	238,512
S P Johns	1,577,503			(41,068)	1,536,435
J B Studdy, AM [2]	38,573				38,573
F T Vincent [2]	10,000				10,000
G H Weiss	20,000			1,739	21,739
D R Wills, AO	20,000				20,000
C M Zampatti, AM	310,949			27,973	338,922
P Allen	166,042			5,253	171,295
M Gutman	383,590			(282,640)	100,950
R Jordan	724,869			48,250	773,119
K Wong	–				–
Total	**170,141,427**	**–**	**–**	**13,026,925**	**183,168,352**

[1] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield Officers Superannuation Fund (formerly known as Westfield Superannuation C Fund). The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

[2] Mr J B Studdy AM and Mr F T Vincent retired from the Board on 2 May 2007. This represents their holdings on the date of their retirement.

(d) Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with Key Management Personnel are included in Note 45.

(ii) During the financial year, transactions occurred between the Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by the Group in respect of stapled securities held in the Group.

82-35029

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA						
Parent Company						
Westfield Holdings Limited	100.0	100.0	100.0	100.0	100.0	100.0
Consolidated Controlled Entities						
Adurant Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Alphen Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Annsa Pty Ltd	100.0	100.0	100.0	100.0	100.0	100.0
Bobian Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Bondi Junction Trust	-	100.0	100.0	-	100.0	100.0
Cairns Investment Trust – Shares Trust	100.0	100.0	100.0	100.0	100.0	100.0
Cairns Investment Trust – Units Trust	-	100.0	100.0	-	100.0	100.0
Carindale Property Trust	-	50.0	100.0	-	50.0	100.0
Cavemont Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Croissy Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Descon Invest Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Fountain Gate Trust	-	100.0	100.0	-	100.0	100.0
Gaural Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Greissen Limited	100.0	100.0	100.0	100.0	100.0	100.0
Lourens Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Lycus Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Marchet Limited	100.0	100.0	100.0	100.0	100.0	100.0
Market Street Investment Trust	-	100.0	100.0	-	100.0	100.0
Market Street Property Trust	-	100.0	100.0	-	100.0	100.0
Nauthiz Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Orta Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Parliv Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Regional Shopping Centre Nominees Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Risemond Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Samel Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Titania Services Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Variscite Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	-	100.0	100.0	-	100.0	100.0
W.D. Trust	-	100.0	100.0	-	100.0	100.0
WASCF Alliances Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WestArt Trust	-	100.0	100.0	-	100.0	100.0
Westfield (Parramatta) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Alliances (NZ) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Alliances Carindale Pty Limited	85.0	100.0	100.0	85.0	100.0	100.0
Westfield Alliances Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield America Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield America Trust	4.1	100.0	100.0	4.5	100.0	100.0
Westfield American Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Assets Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Finance Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Corporation Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Capital Financial Services Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Carindale Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Chatswood Trust	-	100.0	100.0	-	100.0	100.0
Westfield Custodian Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Design and Construction Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Developments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield European Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Executive Option Plan Trust	-	-	100.0	-	-	100.0
Westfield Finance (Aust) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Funds Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Gift Cards Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Internet Shoppingtown Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Morley Trust	-	100.0	100.0	-	100.0	100.0
Westfield No. 1 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield No. 4 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[i]		Consolidated	Beneficial[i]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Northgate Trust	–	100.0	100.0	–	100.0	100.0
Westfield Projects (Australia) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Promotion Fund Management Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield QLD No 1 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield QLD No 2 Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Queensland Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield R.S.C.F. Management Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Services Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Services Trust	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (A.C.T.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Qld.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (S.A.) Pty Ltd	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co (Vic.) Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shopping Centre Management Co Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Carousel Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust C	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust D	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust E	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust F	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust G	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust H	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust I	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust J	–	100.0	100.0	–	100.0	100.0
Westfield Sub Trust K	–	100.0	100.0	–	100.0	100.0
Westfield Sub-trust No. 2	–	100.0	100.0	–	100.0	100.0
Westfield Trust	–	100.0	100.0	–	100.0	100.0
Westfield Tuggerah Trust	–	100.0	100.0	–	100.0	100.0
Westfield U.S. Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WestNM Trust	100.0	100.0	100.0	100.0	100.0	100.0
WestUS Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WestUS Trust	100.0	100.0	100.0	100.0	100.0	100.0
WFA Finance (Aust) Pty Limited	4.1	100.0	100.0	4.5	100.0	100.0
Woodfield Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WRS Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
WSF Fund Limited	100.0	100.0	100.0	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	–	100.0	100.0	–	100.0	100.0
Zed Investments Pty Limited	100.0	100.0	100.0	100.0	100.0	100.0
Proportionately Consolidated Joint Ventures						
Westfield Airport West	–	50.0	50.0	–	50.0	50.0
Westfield Bay City	–	50.0	50.0	–	50.0	50.0
Westfield Belconnen	–	50.0	50.0	–	50.0	50.0
Westfield Carindale	–	25.0	50.0	–	25.0	50.0
Westfield Helensvale	–	50.0	50.0	–	50.0	50.0
Westfield Hurstville	–	50.0	50.0	–	50.0	50.0
Westfield Liverpool	–	50.0	50.0	–	50.0	50.0
Westfield Marion	–	50.0	50.0	–	50.0	50.0
Westfield Miranda	–	50.0	50.0	–	50.0	50.0
Westfield North Lakes	–	50.0	50.0	–	50.0	50.0
Westfield Parramatta	–	50.0	50.0	–	50.0	50.0
Westfield Penrith	–	50.0	50.0	–	50.0	50.0
Westfield Plenty Valley	–	50.0	50.0	–	50.0	50.0
Westfield Westlakes	–	50.0	50.0	–	50.0	50.0
Westfield Whitford City	–	50.0	50.0	–	50.0	50.0
Westfield Woden	–	50.0	50.0	–	50.0	50.0

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[5]		Consolidated	Beneficial[5]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Equity Accounted Entities						
AMP Wholesale Shopping Centre Trust No.2	–	10.0	10.0	–	10.0	10.0
Cairns Central Limited	50.0	50.0	50.0	50.0	50.0	50.0
CMS General Trust	–	50.0	50.0	–	50.0	50.0
CMS Property Trust	–	50.0	50.0	–	50.0	50.0
KSC Trust	–	25.0	25.0	–	25.0	25.0
Mt Druitt Shopping Centre Trust	–	50.0	50.0	–	50.0	50.0
SA Shopping Centre Trust	–	50.0	50.0	–	50.0	50.0
Southland Trust	–	50.0	50.0	–	50.0	50.0
Tea Tree Plaza Trust	–	50.0	50.0	–	50.0	50.0
ENTITIES INCORPORATED IN IRELAND						
Consolidated Controlled Entities						
Belfast WCSCF Finance Limited	100.0	100.0	100.0	–	–	–
Derby WCSCF Finance Limited	100.0	100.0	100.0	–	–	–
Guildford WCSCF Finance Limited	100.0	100.0	100.0	–	–	–
Merry Hill WCSCF Finance Limited	100.0	100.0	100.0	–	–	–
The Sprucefield Centre Limited	25.5	50.0	50.0	25.5	50.0	50.0
Tunbridge Wells WCSCF Finance Limited	50.0	50.0	50.0	–	–	–
Westfield Europe Finance (No. 2) Limited	100.0	100.0	100.0	–	–	–
Westfield Europe Finance Plc	100.0	100.0	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN JERSEY						
Consolidated Controlled Entities						
Aldeburgh Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield No. 1 General Partner Limited	51.0	100.0	50.0	51.0	100.0	50.0
Sprucefield No. 1 Limited Partnership	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield No. 1 Nominee Limited	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield No. 2 General Partner Limited	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield No. 2 Limited Partnership	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield No. 2 Nominee Limited	51.0	100.0	100.0	51.0	100.0	100.0
Sprucefield Unit Trust	51.0	100.0	100.0	51.0	100.0	100.0
The Westfield Jersey Unit Trust	100.0	100.0	100.0	100.0	100.0	100.0
UK Shopping Centres Trustee (No.1) Limited	100.0	100.0	100.0	15.0	100.0	100.0
UK Shopping Centres Trustee (No.2) Limited	100.0	100.0	100.0	15.0	100.0	100.0
Westfield Management Jersey (Nominee) Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield Management Jersey Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield MH (No.1) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.2) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.3) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.4) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.5) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.6) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.7) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield MH (No.8) Jersey Unit Trust	15.0	100.0	100.0	15.0	100.0	100.0
Westfield UK Acquisitions (Jersey) Limited	51.0	100.0	100.0	51.0	100.0	100.0
Westfield UK Acquisitions No. 2 (Jersey) Limited	51.0	100.0	100.0	51.0	100.0	100.0
White City Jersey Unit Trust (No. 1)	15.0	100.0	100.0	–	–	–
Equity Accounted Entities						
W (No.1) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.1) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.2) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.3) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.4) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee A) Limited	50.0	50.0	50.0	50.0	50.0	50.0
W (No.5) GP (Nominee B) Limited	50.0	50.0	50.0	50.0	50.0	50.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN JERSEY (CONTINUED)						
Equity Accounted Entities (continued)						
W (No.6) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.6) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee C) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee D) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee E) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee F) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
WCSCF CastleCourt Jersey Unit Trust	**33.3**	**33.3**	**33.3**	–	–	–
WCSCF Derby Jersey Unit Trust	**33.3**	**33.3**	**33.3**	–	–	–
WCSCF Tunbridge Wells Jersey Unit Trust	**33.3**	**33.3**	**33.3**	–	–	–
ENTITIES INCORPORATED IN LUXEMBOURG						
Consolidated Controlled Entities						
Darmor SA	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Equity Accounted Entities						
WCSCF Finance Sarl	**33.3**	**33.3**	**33.3**	–	–	–
ENTITIES INCORPORATED IN MALAYSIA						
Consolidated Controlled Entities						
Westasia Malls Sdn. Bhd.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtowns Corporation Sdn Bhd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN NEW ZEALAND						
Consolidated Controlled Entities						
Albany Shopping Centre (No 2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Albany Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Cedarville Properties Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Chartwell Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Downtown Shopping Centre (No 2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Downtown Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Glenfield Mall Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Johnsonville Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Kroftfield Properties Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Manukau City Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Petavid Investments Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Queensgate Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Redisville Enterprises Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Riccarton Shopping Centre (1997) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Shore City Centre (1993) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group (No. 2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group (No. 3) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group Holdings Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Square (1993) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
The Plaza Pakuranga Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
WestCity Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield (New Zealand) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Finance (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Leasing (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Properties (New Zealand) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Trust (NZ) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
WT Finance (NZ) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
ENTITIES INCORPORATED IN SINGAPORE						
Consolidated Controlled Entities						
WRMS Pte Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM						
Consolidated Controlled Entities						
Belfast Business Management Limited	66.7	66.7	66.7	–	–	–
Belfast Investments General Partner Limited	100.0	100.0	100.0	–	–	–
Belfast Investments Limited Partnership	66.3	66.3	66.3	–	–	–
Belfast Investments Trustee Limited	100.0	100.0	100.0	–	–	–
Cable Plaza Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Castle & Pedmore Houses Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Crossmane Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Derby Business Management Limited	100.0	100.0	100.0	–	–	–
Derby Investments General Partner Limited	100.0	100.0	100.0	–	–	–
Derby Investments Limited Partnership	100.0	100.0	100.0	–	–	–
Derby Investments Trustee Limited	100.0	100.0	100.0	–	–	–
DGL Acquisitions Limited	25.5	50.0	50.0	25.5	50.0	50.0
Duelguide Finance Limited	25.5	50.0	100.0	25.5	50.0	100.0
Duelguide Holdings Limited	25.5	50.0	100.0	25.5	50.0	100.0
Duelguide Limited	25.5	50.0	100.0	25.5	50.0	100.0
Duelguide Mezzanine Limited	25.5	50.0	100.0	25.5	50.0	100.0
Fox Retail General Partner Limited	100.0	100.0	100.0	51.0	100.0	100.0
Guildford Business Management Limited	100.0	100.0	100.0	–	–	–
Guildford Investments General Partner Limited	100.0	100.0	100.0	–	–	–
Guildford Investments Limited Partnership	100.0	100.0	100.0	–	–	–
Guildford Investments Trustee Limited	100.0	100.0	100.0	–	–	–
Merry Hill Management Services Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Merry Hill Services Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Merry Hill Trading Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Nottingham Business Management Limited	100.0	100.0	100.0	–	–	–
Nottingham Investments General Partner Limited	100.0	100.0	100.0	–	–	–
Nottingham Investments Limited Partnership	100.0	100.0	100.0	–	–	–
Nottingham Investments Trustee Limited	100.0	100.0	100.0	–	–	–
Stratford City Developments Limited	51.0	100.0	100.0	51.0	100.0	100.0
The Westfield UK Limited Partnership	100.0	100.0	100.0	–	–	–
The White City (Shepherds Bush) Limited Partnership	51.0	100.0	100.0	51.0	100.0	100.0
Tunbridge Wells Business Management Limited	66.7	66.7	66.7	–	–	–
Tunbridge Wells Investments General Partner Limited	100.0	100.0	100.0	–	–	–
Tunbridge Wells Investments Limited Partnership	66.3	66.3	66.3	–	–	–
Tunbridge Wells Investments Trustee Limited	100.0	100.0	100.0	–	–	–
WCSCF General Partner Limited	100.0	100.0	100.0	–	–	–
WCSCF Management General Partner Limited	100.0	100.0	100.0	–	–	–
WCSCF Management Limited Partnership	15.4	100.0	100.0	–	–	–
WCSCF Management Trustee Limited	100.0	100.0	100.0	–	–	–
Westfield Acquisitions Plc	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Bradford No. 2 Limited (Formerly Stannifer Bradford)	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Bradford Limited (Formerly Stannifer Bradford)	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Merry Hill Limited	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Acquistions Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Group Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Holdings Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Investments Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Leaseholds Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Participations Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Phase 1 Limited	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Properties Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield MH Waterfront Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield Shoppingtowns Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK General Partner Limited	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK Limited Partnership	100.0	100.0	100.0	100.0	100.0	100.0
Westfield UK Trustee Limited (Formerly UK Nominee Ltd)	100.0	100.0	100.0	100.0	100.0	100.0
Westfield White City GP Ltd	51.0	100.0	100.0	51.0	100.0	100.0
Westfield White City HC Ltd	51.0	100.0	100.0	51.0	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[i]		Consolidated	Beneficial[i]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield White City LP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SAGP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SALP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Wholesale (Nominee) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Wholesale General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City (Shepherds Bush) General Partner Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee 1) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee 2) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Business Management (No. 1) Limited	**100.0**	**100.0**	**100.0**	–	–	–
White City Developments Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Investments (No. 1) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
White City Investments (No. 1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
White City Investments (No. 1) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
White City Investments (No. 1) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
White City Shopping Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Equity Accounted Entities						
Belfast SLP General Partner Limited	**33.3**	**33.3**	**33.3**	–	–	–
Belfast SLP Limited Partnership	**33.3**	**33.3**	**33.3**	–	–	–
Broadmarsh Retail General Partner Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.1) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.2) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Derby SLP General Partner Limited	**33.3**	**33.3**	**33.3**	–	–	–
Derby SLP Limited Partnership	**33.3**	**33.3**	**33.3**	–	–	–
MH (No.1) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.1) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.2) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.3) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.4) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.5) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.5) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.6) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.7) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.8) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Limited Partnership	**7.5**	**50.0**	**50.0**	7.5	50.0	50.0
MH (No.1) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.1) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.5) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.5) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Broadmarsh Retail Limited Partnership	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
The Westfield Core Shopping Centre Fund Limited Partnership	**33.3**	**33.3**	**33.3**	–	–	–
WCSCF Business Management Limited	**33.3**	**33.3**	**33.3**	–	–	–
Wilmslow (No. 1) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Equity Accounted Entities (continued)						
The Wilmslow (No. 1) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 2) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 2) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 3) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 3) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 3) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 3) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 4) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 4) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 5) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 5) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 6) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 6) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.7) Gerneral Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.7) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Tunbridge Wells SLP General Partner Limited	**33.3**	**33.3**	**33.3**	–	–	–
Tunbridge Wells SLP Limited Partnership	**33.3**	**33.3**	**33.3**	–	–	–
ENTITIES INCORPORATED IN UNITED STATES						
Consolidated Controlled Entities						
1801 Avenue of the Stars, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
21919 Erwin Street, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
21945 Erwin Street, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Agoura Hills Acquisition, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Anita Associates	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Land II, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Land, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Manager, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Parcel, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Annapolis Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Avenue of the Stars, LLC (formerly Avenue of the Stars GP, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Arch Real Estate, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Bellweather Properties of Florida (Limited)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Beverly Park Corporation	**16.4**	**100.0**	**100.0**	–	–	–
Brandon Land Partners, Ltd	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Brandon Partners, Ltd.	**16.4**	**100.0**	**100.0**	–	–	–
Brandon Shopping Center Partners, Ltd	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Broward Mall II LLC	**16.4**	**100.0**	**100.0**	–	–	–
Broward Mall LLC	**16.4**	**100.0**	**100.0**	–	–	–
Bulletin Building Owner, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Bunworth Enterprises, LLC	**16.4**	**100.0**	**100.0**	–	–	–
Bunworth Holdings, LLC	**16.4**	**100.0**	**100.0**	–	–	–
Capital Mall Company	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Capital Mall GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Capital Mall Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Capital Mall Land, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Capital Mall I LLC	**16.4**	**100.0**	**100.0**	–	–	–
Capital Shopping Center, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CC Building GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CC Building, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Century City Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Century City Task Force LLC	**16.4**	**100.0**	**100.0**	–	–	–
Chesterfield Mall, LLC	–	–	–	16.3	100.0	100.0
Chesterfield Parcel, LLC	–	–	–	16.3	100.0	100.0
Citrus Park Venture, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
City Task Force LLC	**16.4**	**100.0**	**100.0**	–	–	–
CMF Fox Hills, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
CMF MP North, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF MP South, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF NCF North, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF NCF South, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF PCR, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF PWC, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF Richland, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF Santa Anita, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF UTC North, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF UTC South, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF Wheaton Borrower, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF Wheaton, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
CMF LLC	**16.4**	**100.0**	**100.0**	–	–	–
Connecticut Post Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Crestwood Holdings, LLC	–	–	–	16.3	100.0	100.0
Crestwood Plaza MM, LLC	–	–	–	16.3	100.0	100.0
Downtown Plaza, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Eagle Rock Holdings, LLC	–	–	–	16.3	100.0	100.0
Eastland Holdings, LLC	–	–	–	16.3	100.0	100.0
Eastland Manager, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Eastland Shopping Center, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
EWH Escondido Associates, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Fashion Square, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
FH Financing, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Fox Hills GP, LLC (formerly Fox Hills Mall, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Fox Hills Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Fox Valley Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Fox Valley Parcel, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Franklin Park Parcel, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Franklin Residential Parcel, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Great Northern Partnership	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Growth Head GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
GSP Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Hahn UPI	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Hawthorn Theatre, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Hawthorn, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Hawthorn Furniture LLC	**16.4**	**100.0**	**100.0**	–	–	–
Head Acquisition, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
HEX Holding LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Horton Land, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Horton Plaza GP, LLC (formerly Horton Plaza, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Horton Plaza, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Independence Mall Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Kravco Acquisition Class A LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Kravco Acquisition I LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Louis Joliet Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Louis Joliet Shoppingtown, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
MainPlace Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
MerchantWired LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Meriden Square #2, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Meriden Square #3, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Meriden Square Partnership	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mid Rivers Holdings, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers Land Holdings, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers Land, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers Land II, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers Land, Inc	–	–	–	16.3	100.0	100.0
Mid Rivers Mall, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers MM, LLC	–	–	–	16.3	100.0	100.0
Mid Rivers Office Development I, Inc	–	–	–	16.3	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Midway Manager LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley Center, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley Finance, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley Partnership	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley Service, LLC (formerly Mission Valley Service, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley No. 1 LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley No. 2 LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Mission Valley Shoppingtown LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Montgomery Mall Properties, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Nauthiz XRS, LLC	**–**	**–**	**–**	16.3	100.0	100.0
North County Fair, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Oakridge Mall GP, LLC (formerly Oakridge Mall, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Oakridge Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Old Orchard Urban, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Old Orchard License Holdings LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Oregon Aviation, Inc.	**16.4**	**100.0**	**100.0**	–	–	–
Owensmouth Office Associates Ltd.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Bonita Parking GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Parkway Plaza GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Parkway Plaza, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
PCRGP, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Bonita GP, LLC (formerly Plaza Bonita, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Bonita II, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Bonita IV LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Bonita, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Camino Real, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Camino Real, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza Camino Service, LLC (formerly Plaza Camino Service, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza West Covina GP, LLC (formerly Plaza West Covina, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Plaza West Covina, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Promenade, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
R A Hotel, Inc.	**16.4**	**100.0**	**100.0**	–	–	–
R A West, Inc.	**16.4**	**100.0**	**100.0**	–	–	–
RNA-NY LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Rolim Real Estate Investments, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Rolim West, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
RoPro TRS, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Residential Real Estate I, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Residential Rental and Investments, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Roseville Parcel, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Roseville Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
S.F. Shopping Centre Associates, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
S.F. Centre Limited Partnership	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
S.F. Centre LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Santa Ana Venture	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Santa Anita Fashion Park, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Santa Anita GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Santa Anita Service, LLC (formerly Santa Anita Service, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Santa Anita Shoppingtown LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Sarasota Property LLC	**16.4**	**100.0**	**100.0**	–	–	–
Sarasota Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Sargent Drive Acquisition, LLC	**–**	**–**	**–**	16.3	100.0	100.0
Sargent Drive Holding, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Solano Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
South County Center, LLC	**–**	**–**	**–**	16.3	100.0	100.0
South County Holdings, LLC	**–**	**–**	**–**	16.3	100.0	100.0
South County Post Office, LLC	**–**	**–**	**–**	16.3	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
South County Properties, Inc	–	–	–	16.3	100.0	100.0
South County Shoppingtown, LLC	–	–	–	16.3	100.0	100.0
South Shore Mall Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
South Shore Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
South Shore Manager, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Southgate Plaza, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Southlake Indiana LLC	**16.4**	**100.0**	**100.0**	–	–	–
Southpark Mall LLC	**16.4**	**100.0**	**100.0**	–	–	–
SSM Land, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
St. Louis Assets, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Sunrise Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
The Connecticut Post, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Topanga Center, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Topanga Plaza, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Topanga Plaza Owner, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Trumbull Department Stores, Inc	–	–	–	16.3	100.0	100.0
Trumbull Mall, LLC	–	–	–	16.3	100.0	100.0
Trumbull Shopping Center # 1, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Trumbull Shopping Center # 2, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
UC Century Genpar, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
UK Shopping Centres (No.1) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.2) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.3) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.4) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UPI Associates	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Urban Roseville, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Urban Shopping Centers, LP	–	–	–	16.3	100.0	100.0
Vancouver Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Vancouver Mall II, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Vancouver Mall II, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Vancouver Mall III LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Vancouver Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WALP Service, LLC (formerly WALP Service, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WAP HC, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WCI Finance, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WCM (BOS), LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WCMI (Texas), LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Belden, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Brandon I GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Brandon II GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Chesterfield, LLC	–	–	–	16.3	100.0	100.0
WEA Chicago Ridge, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Citrus GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Countryside GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Crestwood Plaza, LLC	–	–	–	16.3	100.0	100.0
WEA CT Houses, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Eastridge GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Eastridge, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Finance, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Fox Valley GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Garden State Plaza GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Gateway, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Great Northern GP II, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Great Northern GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Great Northern Mall, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA GSP, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Hawthorn Shopping Center GP, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Hawthorn Theatre MM, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA HRE- Abbey, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Meriden Square, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WEA Meriden Square No.2, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
WEA Meriden Square No.3, LLC	–	–	–	16.3	100.0	100.0
WEA Meriden Square, Inc	16.4	100.0	100.0	16.3	100.0	100.0
WEA North Bridge, LLC	–	–	–	16.3	100.0	100.0
WEA North County Fair, LLC	–	–	–	16.3	100.0	100.0
WEA Northwest Indiana Holdings LLC 1	16.4	100.0	100.0	16.3	100.0	100.0
WEA NY Houses, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA NY, Inc	16.4	100.0	100.0	16.3	100.0	100.0
WEA Old Orchard GP, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Palm Desert, LP	16.4	100.0	100.0	16.3	100.0	100.0
WEA San Francisco GP, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Solano BB, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Southcenter, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Southlake, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Southpark, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA Valley Fair, LP	16.4	100.0	100.0	16.3	100.0	100.0
WEA Valley Fair UTC, LP	16.4	100.0	100.0	16.3	100.0	100.0
WEA VTC GP, LLC	16.4	100.0	100.0	16.3	100.0	100.0
WEA VTC LP, LLC	–	–	–	16.3	100.0	100.0
West County Center, LLC	–	–	–	16.3	100.0	100.0
West County Holdings, LLC	–	–	–	16.3	100.0	100.0
West County Parcel, LLC	–	–	–	16.3	100.0	100.0
West County Shoppingtown, LLC	–	–	–	16.3	100.0	100.0
West Valley Development, LLC	16.4	100.0	100.0	16.3	100.0	100.0
West Valley, LP	16.4	100.0	100.0	16.3	100.0	100.0
West Valley Partnership	16.4	100.0	100.0	16.3	100.0	100.0
Westfield 816–818 Mission Street LLC	16.4	100.0	100.0	–	–	–
Westfield America GP, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America GP, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America Investor, LP	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America, LP	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America M.S., Inc.	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of Annapolis, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of Bonita, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of Meriden Square, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of Missouri, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of Vancouver, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America of West Covina, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America Shopping Centers, LP	16.4	100.0	100.0	16.3	100.0	100.0
Westfield America, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Aviation, Inc.	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Beneficiary 1, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Beneficiary 2, Inc	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Beverage, Inc.	16.4	100.0	100.0	–	–	–
Westfield Branding, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Bulletin Building, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield BTW Sponsor, LLC, (formerly WEA NY II, Inc)	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Centers, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Century City, LLC (formerly Westfield Century City TRS, Inc)	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Concession Management II LLC (formerly Independence Service, LLC)	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Concession Management, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Development Inc. (formerly Westfield Merchantwired, Inc.)	16.4	100.0	100.0	–	–	–
Westfield Emporium, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Franklin Park II, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Franklin Park Mall, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Franklin Park Mezz II, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield Garden State, LLC	16.4	100.0	100.0	16.3	100.0	100.0
Westfield GEX LLC	16.4	100.0	100.0	16.3	100.0	100.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[i]		Consolidated	Beneficial[i]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Gift Card Management, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Growth II, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Growth, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Head, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Independence, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Independence Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Louis Joliet, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Management Acquisition, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Management Company	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Management, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Metreon, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Mission Valley, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield North Bridge, Inc	–	–	–	16.3	100.0	100.0
Westfield Project Management, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Sacramento Acquisition Associates, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield San Francisco I, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield San Francisco, LLC (formerly Westfield San Francisco TRS, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield SF, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Subsidiary REIT 1, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Subsidiary REIT 2, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Topanga Owner, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield U.S. Holdings, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Urban Preferred, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield Urban, LLC (formerly Westfield Urban TRS, Inc)	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield USA Centres, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield WRI, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westfield WTC Holding, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Mall LLC	**16.4**	**100.0**	**100.0**	–	–	–
Westland Milford Properties, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Partners, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Properties, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Realty Beneficiary, Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Shopping Center L.P., A California Limited Partnership	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Shopping Center, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland South Shore Mall, LP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Westland Town Center, LLC	–	–	–	16.3	100.0	100.0
Wheaton Plaza No.1, LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Wheaton Plaza Regional Shopping Center, LLP	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WHL (USA), Inc.	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WPI Meriden Square, Inc	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
WTC Retail LLC	**16.4**	**100.0**	**100.0**	16.3	100.0	100.0
Equity Accounted Entities						
Abbey Acquisition, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Bulletin Building, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
DTA Holding, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
DTA Acquisition LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Emporium Development, LLC	–	–	–	8.2	50.0	50.0
Emporium Mall, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Fashion Square Service TRS, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
GSP Service TRS, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Horton Plaza Venture, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Mid Rivers, LP	–	–	–	5.4	33.3	33.3
Montgomery Mall Borrower, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall Condo, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall of Maryland, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Service, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0

NOTE 47 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest			31 Dec 06 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Equity Accounted Entities (continued)						
North Bridge Service TRS, Inc	–	–	–	5.4	33.3	33.3
Northbridge Retail Company, LLC	–	–	–	5.4	33.3	33.3
RN 116 Company, LLC	–	–	–	5.4	33.3	33.3
RN 120 Company, LLC	–	–	–	5.4	33.3	33.3
RN 124/125 Company, LLC	–	–	–	5.4	33.3	33.3
RN 540 Hotel Company, LLC	–	–	–	5.4	33.3	33.3
Sherman Oaks Fashion Associates, LP	8.2	50.0	50.0	8.2	50.0	50.0
Tri-Party Miscellaneous, LLC	–	–	–	7.1	43.3	43.3
Tri-Party Non-856 Assets, LLC	7.1	43.3	43.3	7.1	43.3	43.3
University Towne Center, LLC	8.2	50.0	50.0	8.2	50.0	50.0
UTC Venture LLC	8.2	50.0	50.0	8.2	50.0	50.0
V F Mall, LLC	8.2	50.0	50.0	8.2	50.0	50.0
Valencia Town Center Associates, LP	8.2	50.0	50.0	8.2	50.0	50.0
Valencia Town Center Venture, G.P., LLC	8.2	50.0	50.0	8.2	50.0	50.0
Valencia Town Center Venture, LP	8.2	50.0	50.0	8.2	50.0	50.0
Valley Fair UTC, LLC	8.2	50.0	50.0	8.2	50.0	50.0
VF/UTC Service, Inc	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Paramus 1, Inc	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Paramus 2, Inc	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Paramus Holdings 1, LLC	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Paramus Holdings 2, LLC	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Paramus Holdings 3, LLC	8.2	50.0	50.0	8.2	50.0	50.0
Westfield Valencia, LLC (formerly Westfield Valencia TRS, Inc)	8.2	50.0	50.0	8.2	50.0	50.0
Westland Garden State Plaza, LP	8.2	50.0	50.0	8.2	50.0	50.0

(i) Beneficial interest in underlying controlled and equity accounted entities reflects the Parent Company's and the Group's ownership interest as determined under Australian equivalent to International Financial Reporting Standards ("AIFRS") excluding certain convertible redeemable preference shares/units and other redeemable preference units which have been accounted for as other financial liabilities in these financial statements.

NOTE 47 SUBSEQUENT EVENTS

There are no significant events since the end of the Financial Year.

Directors' Declaration

82-35029

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors opinion, the Financial Statements and notes, and the additional disclosures included in the Directors' Report, under the heading "Remuneration Report" at section 7.1 to 7.2, 7.3.2 to 7.3.5 and 7.5 to 7.6.4 designated as audited thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 14 March 2008 in accordance with a resolution of the Board of Directors.



F P Lowy, AC
Executive Chairman



F G Hilmer, AO
Director

Independent Audit Report

TO MEMBERS OF WESTFIELD HOLDINGS LIMITED



Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959

Independent auditor's report to the members of Westfield Holdings Limited

We have audited the accompanying financial report of Westfield Holdings Limited (the company), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures ("remuneration disclosures"), under the heading "Remuneration Report" on section 7.1 to 7.2, 7.3.2 to 7.3.5 and 7.5 to 7.6.4 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Westfield Holdings Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Westfield Holdings Limited and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards.
3. the remuneration disclosures that are contained on section 7.1 to 7.2, 7.3.2 to 7.3.5 and 7.5 to 7.6.4 of the directors' report comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young

Chris Westworth
Partner
Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

The Directors of Westfield Holdings Limited ("Company") submit the following Report for the period from 1 January 2007 to 31 December 2007 ("Financial Year").

1. OPERATIONS AND ACTIVITIES

1.1 Review of Operations and State of Affairs

A review of the operations for the Financial Year of the Company and the other entities required by the accounting standards to be included in the consolidated financial statements (collectively the "Westfield Group" or the "Group") and the results of those operations are contained in the Chairman's and Group Managing Directors' Reviews, at pages 3 and 5 of the Annual Report.

Significant events in the Group's business during the Financial Year were:

- an 11.6% increase in Operational segment earnings ($1.8 billion) on a constant currency basis over last year;
- $1.1 billion of development gains from development projects completed during the Financial Year;
- revaluations during the Financial Year which generated a valuation uplift of $1.0 billion giving a total portfolio valuation uplift for the year of $2.1 billion;
- the completion of $1.9 billion of major developments (the Group's share $1.3 billion) which included the opening of five major projects across four countries in a four week period;
- the opening of the Group's first major development in the United Kingdom (Derby) six months ahead of schedule;
- the opening, again ahead of schedule, of the Group's largest development at Albany in Auckland, New Zealand; and
- the commencement of $1.5 billion of developments.

In addition, in January the Group announced the reacquisition of an investment in retail premises at the World Trade Center site and the formation of a joint venture with The Port Authority of New York and New Jersey to own the retail facilities, with the Group responsible for management and leasing for the joint venture.

Except as may be stated elsewhere in the Annual Report, the Directors are not aware of any matter or circumstance since 31 December 2007 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or state of affairs of the Group for future financial years.

1.2 Principal Activities

The principal activities of the Group during the Financial Year were the ownership, development, design, construction, funds/asset management, leasing and marketing activities undertaken with respect to its global portfolio of retail properties. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Future Developments, Business Strategy and Prospects

Business strategy

The Westfield Group has extensive experience which has been built up over more than 47 years of operation. The Group is involved in every aspect of the shopping centre business from development, design and construction activities, to leasing and ongoing management of day-to-day activities, and asset management of the global portfolio. The business is overseen by an experienced executive team which has adopted a culture which emphasises the importance of intensive management of the Group's assets.

The Westfield Group's objective is to achieve superior returns for investors through the management and redevelopment of the existing portfolio and the acquisition of additional shopping centres, to which the Group's operating strategy is then applied.

This strategy involves a strong focus on operating performance at each centre whilst developing strong relationships with retailers. Our objective is to leverage the benefits of our strong brand. At the same time we recognise that shopping centres must be developed in order to keep pace with the evolving demands of the communities they serve. These developments serve to enhance the value of the asset by meeting or anticipating the changing needs of consumers and retailers.

Westfield also seeks to leverage its experience in the shopping centre business through the active transfer of knowledge and skills between the different markets in which it operates, a process that ensures the Group takes full advantage of its global position in the shopping centre industry and the expertise and knowledge which it acquires as a consequence.

Operating business

The Group seeks to increase income from the existing portfolio through proactive management involving leasing and the day-to-day management and marketing of the centres.

The Westfield Group's approach is to maximise returns by creating an efficient and dynamic environment for retailers and a quality shopping experience for consumers. This involves developing a strong relationship and working closely with retailers to enhance their performance. This is in addition to developing a strong relationship with consumers by supporting the local community of each shopping centre through various community based and marketing activities.

The majority of the Westfield Group's centres are branded – the name "Westfield" is synonymous with shopping in Australia, New Zealand and in some parts of the United States. There is also increasing recognition of the Westfield brand in the United Kingdom through the major projects currently being undertaken in that market. Westfield centres deliver consistency and quality in the retail offering, a range of facilities and services for consumers, and a safe and clean shopping environment.

Westfield Group is an industry leader in the management of shopping centres. The Group's intensive management approach includes a process of continually reassessing each centre's tenancy mix (having regard to the changing demands of the consumer) in order to capture a greater proportion of the retail spend within that centre's catchment area. In the current environment this has involved not only expansion of entertainment and leisure precincts but the introduction of larger format specialty stores. There are also emerging new concepts from strong national chains which have created further demand for space at Westfield centres.

This approach has resulted in consistent growth in base rents for the entire portfolio and has enabled the Group to maintain strong occupancy levels for each of the regional portfolios.

Given the size of the global portfolio, the Group is able to achieve significant economies of scale. The clustering strategy adopted in the United States where the Group has a significant presence in Los Angeles, San Diego, Northern California, Chicago and Florida is one example of how the Group creates greater brand penetration, operating efficiencies and savings by reducing the overall cost of advertising and services for a cluster of properties.

Various initiatives are also undertaken by the Group to enhance net operating income at individual centres. Corporate partnership deals with American Express, Coca-Cola and Paramount allow these companies to implement sophisticated marketing campaigns that promote their brands directly to shoppers, whilst mall merchandising deals have been completed with corporates such as Foxtel, Dell and Vodafone.

Westfield's recognised excellence in retail management has led to long term joint ventures with significant partners in the various markets in which it operates.

Development and new business

The Group's development program is one of the primary drivers for sustained earnings growth for the Group.

The Group's property development activities encompass all of the elements of development, design, construction and leasing with a view to maximising returns on investment from both increased rental returns and capital appreciation of the asset.

The need to keep shopping centres relevant to consumers and retailers results in a continuous pipeline of redevelopment projects. The Westfield Group currently has 12 projects under construction globally with an estimated cost of approximately $5.9 billion, with the Group's share being $4.0 billion. Focus will remain on the Group's development program, with $10 billion (the Group's share being $9 billion) of new development projects expected to commence over the next three years.

In the current environment, development projects generally provide higher income returns on capital invested when compared with initial returns from new acquisitions. In addition, the redeveloped property often benefits from a repositioning of the entire shopping centre resulting in an increase in capital value upon completion. The Group's result for the Financial Year includes $1.1 billion of development gains from development projects completed during the Financial Year.

The Group has a solid track record of completing projects on time and within budget. Much of the risk usually associated with property development is mitigated by having lease arrangements in place with anchor tenants before commencing construction. In addition, the risks associated with any individual development project are mitigated by the large number of projects underway globally at any point in time.

This overview of the Group's business strategy is supplemented by the specific information incorporated in this Report, in particular in the Chairman's Review and the Group Managing Directors' Review. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

1.4 Environmental Performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored. Further information in relation to the Group's philosophy in relation to the environment and the community is set out at pages 14 to 17 of the Annual Report.

2. DIVIDENDS

The following dividends were paid to members during the Financial Year:

The dividend for the six months ended 31 December 2006, paid 28 February 2007 [1]:

- 3.64 cents per share final dividend (60% franked at the corporate tax rate of 30%) for all ordinary shares;

$64,383,090

- 2.41 cents per share final dividend (60% franked at the corporate tax rate of 30%) for ordinary shares issued on 31 August 2006 pursuant to the Group's DRP.

No dividend was declared for the six months ended 30 June 2007 [2].

The following final dividend was declared for payment to members with respect to the Financial Year, paid on 29 February 2008 [3]:

- 10.00 cents per share final dividend (100% franked at the corporate tax rate of 30%) for all ordinary shares.

$194,219,561

[1] A distribution of 52.00 cents per ordinary WDC stapled security and 34.48 cents per WDCNB August 2006 DRP stapled security was paid on 28 February 2007. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

[2] A distribution of 53.25 cents per ordinary WDC stapled security and 35.89 cents per WDCNA February 2007 DRP stapled security was paid on 28 August 2007. This distribution is an aggregate of a distribution from each of Westfield Trust and Westfield America Trust.

[3] A distribution of 53.25 cents per ordinary WDC stapled security was paid on 29 February 2008. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

3. DIRECTORS & SECRETARIES

3.1 Board Membership & Qualifications

The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirement of Mr John B Studdy AM and Mr Francis T Vincent on 2 May 2007. In addition, Professor Hilmer AO stepped down as Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent Director.

Subsequent to the end of the Financial Year, Mr Dean Wills AO advised that he will not stand for re-election at the annual general meeting of the Company, scheduled to be held on 23 May 2008. Mr Wills will retire from the Board at the conclusion of that meeting. On 26 February 2008, Professor Judith Sloan and Mr John McFarlane were appointed to the Board.

Details of the qualifications, experience and special responsibilities of each of the Company's Directors as at the date of this Report are set out on pages 26 to 27 of the Annual Report.

3.2 Directors' Relevant Interests

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	179,598,368
R L Furman	–
D M Gonski, AC	223,918
F G Hilmer, AO	205,904
S P Johns	1,522,267
J McFarlane	–
J Sloan	1,000
G H Weiss	21,739
D R Wills, AO	20,000
C M Zampatti, AM	338,922

Messrs Studdy and Vincent retired from the Board on 2 May 2007. On the date of retirement, Messrs Studdy and Vincent held 38,573 and 10,000 ordinary stapled securities in the Westfield Group respectively.

None of the Directors hold options over any issued or unissued stapled securities in the Westfield Group.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests in the Group. None of the Directors hold debentures of the Westfield Group.

3.3 Directors' Attendance at Meetings

The number of Directors' meetings, including meetings of Committees of the Board of Directors, held during the Financial Year and the number of those meetings attended by each of the Directors of the Company are shown below:

Number of meetings held	
Board of Directors	7
Audit and Compliance Committee	5
– Compliance Sub Committee	4
Remuneration Committee	3
Nomination Committee	1
Board Risk Management Committee	3

Directors	Board		Audit & Compliance		Remuneration		Nomination		Board Risk Management	
	A	B	A	B	A	B	A	B	A	B
F P Lowy, AC	7	7	–	–	–	–	1	1	–	–
D H Lowy, AM	7	7	–	–	–	–	–	–	3	3
P S Lowy	7	7	–	–	–	–	–	–	–	–
S M Lowy	7	7	–	–	–	–	–	–	–	–
R L Furman	7	7	–	–	3	3	–	–	–	–
D M Gonski, AC	7	7	5	5	3	3	1	1	–	–
F G Hilmer, AO	7	6	5	5	3	3	–	–	–	–
S P Johns	7	7	5	4	–	–	–	–	3	3
J B Studdy, AM*	2	2	2	2	–	–	–	–	–	–
F T Vincent*	2	1	–	–	–	–	–	–	–	–
G H Weiss	7	7	–	–	–	–	–	–	3	3
D R Wills, AO	7	7	–	–	–	–	1	1	–	–
C M Zampatti, AM	7	7	–	–	–	–	1	1	–	–

Key: A = Number of meetings eligible to attend
B = Number of meetings attended

* Messrs JB Studdy AM and FT Vincent retired from the Board on 2 May 2007.

Note: Professor Judith Sloan and Mr John McFarlane were appointed to the Board on 26 February 2008.

3.4 Directors' Directorships of Other Listed Companies

The following table sets out the directorships of other listed companies held by the Company's Directors during the three years preceding the end of the Financial Year and up to the date of this Report, and the time for which each directorship has been held:

Director	Company	Date Appointed	Date Resigned
F P Lowy, AC	Daily Mail & General Trust plc	14 December 1994	7 February 2007
	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	16 January 1979	Continuing
D H Lowy, AM	Consolidated Media Holdings Limited[1]	31 May 2006	Continuing
	Crown Limited	6 July 2007	Continuing
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
P S Lowy	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	1 May 1986	Continuing
S M Lowy	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	28 June 1989	Continuing
R L Furman	Westfield America Management Limited*	29 May 2002	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
D M Gonski, AC	ASX Limited[2]	1 June 2007	Continuing
	Australia and New Zealand Banking Group Limited	7 February 2002	30 June 2007
	Coca-Cola Amatil Limited	1 October 1997	Continuing
	Fairfax Media Limited[3]	29 September 1993	8 April 2005
	Singapore Airlines Limited	9 May 2006	Continuing
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
F G Hilmer, AO	Fairfax Media Limited[3]	9 November 1998	18 November 2005
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
S P Johns	Brambles Industries Limited	1 August 2004	4 December 2006
	Brambles Industries plc	1 August 2004	4 December 2006
	Brambles Limited	21 August 2006[4]	Continuing
	Spark Infrastructure Group	8 November 2005[5]	Continuing
	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	11 November 1985	Continuing
J McFarlane	Australian & New Zealand Banking Group Limited	1 October 1997	30 September 2007
	Westfield America Management Limited*	26 February 2008	Continuing
	Westfield Management Limited**	26 February 2008	Continuing

3.4 Directors' Directorships of Other Listed Companies (continued)

Director	Company	Date Appointed	Date Resigned
J Sloan	Babcock & Brown Communities Limited[6]	30 May 2006	Continuing
	Babcock & Brown Communities Investor Services Limited[7]	30 July 2007	Continuing
	Santos Limited	5 September 1994	Continuing
	Westfield America Management Limited*	26 February 2008	Continuing
	Westfield Management Limited**	26 February 2008	Continuing
J B Studdy, AM	Angus & Coote (Holdings) Limited	23 March 1999	2 February 2007
	Ten Network Holdings Limited	4 June 1998	Continuing
	Westfield America Management Limited*	1 January 2004	2 May 2007
	Westfield Management Limited**	1 January 2004	2 May 2007
F T Vincent	Time Warner Inc.	1993	Continuing
	Westfield America Management Limited*	29 May 2002	2 May 2007
	Westfield Management Limited**	13 July 2004	2 May 2007
G H Weiss	Ariadne Australia Limited	28 November 1989	Continuing
	Australian Wealth Management Limited	5 November 2004[8]	29 May 2006
	Canberra Investment Corporation Limited	27 September 1995	Continuing
	Capral Aluminium Limited	25 November 2003	Continuing
	Coats plc[9]	15 April 2003	Continuing
	Guinness Peat Group plc	30 November 1990	Continuing
	Premier Investments Limited	11 March 1994	Continuing
	Tag Pacific Limited	1 October 1988	Continuing
	Tower Australia Group Limited[10]	8 August 2006	Continuing
	Tower Limited	27 March 2003	4 October 2007
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	29 May 2002	Continuing
D R Wills, AO	Fairfax Media Limited[3]	4 October 1994	26 August 2005
	Transfield Services Limited	6 March 2001	26 August 2005
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing
C M Zampatti, AM	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing

[1] Formerly Publishing and Broadcasting Limited.

[2] Formerly Australian Stock Exchange Limited.

[3] Formerly John Fairfax Holdings Limited.

[4] While Mr Johns was appointed to the Board on this date, Brambles Limited did not list on the ASX until 27 November 2006.

[5] While Mr Johns was appointed to the Board on this date, Spark Infrastructure Group did not list on the ASX until 16 December 2005.

[6] Formerly Primelife Corporation Limited. Now part of Babcock & Brown Communities Group.

[7] Part of Babcock & Brown Communities Group.

[8] While Dr Weiss was appointed to the Board on this date, Australian Wealth Management Limited did not list on the ASX until 15 February 2005.

[9] Coats plc delisted from the London Stock Exchange in 2003, although its preference shares were listed on that Exchange until 29 June 2005.

[10] In November 2006, Tower Limited separated its Australian and New Zealand businesses. Shares in Tower Australia Group Limited commenced trading on the ASX on 21 November 2006.

* Westfield America Management Limited, as responsible entity for Westfield America Trust, a managed investment scheme whose securities are stapled to units in Westfield Trust and shares in the Company and which trade on the ASX as Westfield Group.

** Westfield Management Limited as responsible entity for a) Westfield Trust, a managed investment scheme whose securities are stapled to units in Westfield America Trust and shares in the Company and which trade on the ASX as Westfield Group; and b) Carindale Property Trust, a listed managed investment scheme. Westfield Management Limited became responsible entity of Carindale Property Trust on 21 December 2000.

3.5 Secretaries

As at the date of this Report, the Company had the following Secretaries:

Mr Simon J Tuxen

Simon Tuxen joined Westfield in July 2002 as Group General Counsel and Company Secretary. He holds a Bachelor of Laws degree and has practised as a solicitor and corporate lawyer for over 26 years. Prior to joining Westfield, Mr Tuxen was the General Counsel of BIL International Limited in Singapore, Group Legal Manager of the Jardine Matheson Group in Hong Kong and a partner with Mallesons Stephen Jaques from 1987 to 1993.

Ms Maureen T McGrath

Maureen McGrath joined Westfield in May 2000 and was appointed a Secretary of the Company in July 2002. She holds Bachelor of Jurisprudence and Bachelor of Laws degrees and has practised as a solicitor and corporate lawyer for over 19 years. Ms McGrath was a solicitor and later a senior associate with Mallesons Stephen Jaques for 11 years before joining Westfield.

4. OPTIONS

Details of the unissued ordinary shares in the Company under options as at the date of this Report are provided in Note 24 to the Financial Statements (page 54).

Details of fully paid ordinary shares in the Company which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued shares are provided in Note 23 to the Financial Statements (page 53).

5. INDEMNITIES AND INSURANCE PREMIUMS

Subject to the following, no indemnity was given or insurance premium paid during or since the end of the Financial Year for a person who is or has been an officer or auditor of the Group.

The Company's Constitution provides that a person who is or has been a Director or Secretary of the Company is entitled to be indemnified out of the property of the Company against liabilities incurred by the person in that capacity and for all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of that capacity. The indemnity does not apply to the extent that the Company is forbidden by statute to indemnify the person or the indemnity would, if given, be made void by statute.

The Group has paid premiums for directors' and officers' liability insurance in respect of Directors, Secretaries and Executive Officers of the Group as permitted by the Corporations Act 2001. The terms of the insurance policy prohibit disclosure of details of the nature of the liabilities covered by, and the amounts of the premiums payable under, that insurance policy.

6. AUDIT

6.1 Audit and Compliance Committee

As at the date of this Report, the Company had an Audit and Compliance Committee of the Board of Directors.

6.2 Non-Audit Services and Audit Independence

Details of the amount paid to the auditor, which includes amounts paid for non-audit services, are set out in Note 42 to the Financial Statements (page 74). The Board is satisfied that the provision of non-audit services by the auditor during the Financial Year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Furthermore, the provision of non-audit services by the auditor during the Financial Year did not compromise the independence requirements under the Corporations Act 2001 because:

- the Group's Charter of Audit Independence sets out the categories of non-audit services that the auditor may or may not undertake. Those categories of permitted services remain subject to the overriding principle that a non-audit service may not be provided in circumstances where it would be detrimental to the actual or perceived independence of the statutory auditor;
- the Charter of Audit Independence provides a mechanism by which approval for non-audit services proposed to be performed by the auditor is required to be given prior to the provision of such non-audit services, providing an appropriate review point for independence issues prior to engagement;
- under the Charter of Audit Independence, the auditor is required to report at least twice each year as to its compliance with the terms of the Charter and, in all instances, confirm the position that the independence of Ernst & Young as statutory auditor has been maintained;
- the auditor has provided an Auditor's Independence Declaration to the Board declaring that there has been no contravention of the auditor independence requirements of the Corporations Act 2001 or of any applicable code of professional conduct and that the Charter of Audit Independence has been complied with.

6.3 Auditor's Independence Declaration to the Directors of the Company

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Chris Westworth
Partner

Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

7. REMUNERATION REPORT

7.1 Remuneration Committee

7.1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its Charter, a copy of which is available on the Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing the management's recommendations of the total proposed awards to be issued under each equity-linked plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

7.1.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AC	Member	Independent Director

The Committee met three times in the Financial Year. All members of the Committee attended the meetings.

7.2 Remuneration of Non-Executive Directors

7.2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

The Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this Report and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Group's equity-linked incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the Annual General Meeting of the Company held in November 2004.

During the Financial Year, the Board resolved to increase the Non-Executive Directors' remuneration from $150,000 to $175,000 per annum, effective from 1 January 2008. The Deputy Chairman's loading and the fees payable to Directors serving on Committees remain unchanged.

The Board also recommended that a resolution be put to members at the Annual General Meeting of the Company to he held on 23 May 2008 seeking approval for an increase in the pool of funds available for payment of Non-Executive Directors' fees from $1.8 million to $2.5 million.

In making the decision to increase the Non-Executive Directors' remuneration and to seek Member approval to an increase in the pool of funds available for the payment of Non-Executive Directors' fees, the Board took into consideration a comparative analysis of fees paid to non-executive directors in other listed entities as well as noting that there had not been an increase in fees paid to the Group's Non-Executive Directors since 2004.

Further details of the proposal will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

7.2.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	2007 Total $	2006[1] Total $
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000	162,000
D M Gonski, AC	150,000	–	20,000	–	6,000	12,000	–	188,000	188,000
F G Hilmer, AO	150,000	9,144[2]	30,000	–	–	18,000	–	207,144	228,000
S P Johns	150,000	–	20,000	18,000	–	–	420,000[3]	608,000	608,000
J B Studdy, AM	50,687	–	6,758	–	–	–	–	57,445[4]	170,000
F T Vincent	50,687	–	–	–	–	–	–	50,687[4]	150,000
G H Weiss	150,000	–	–	18,000	–	–	–	168,000	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000	156,000

[1] The base fees and committe fees for the Financial Year were the same as financial year 2006. The total fees paid to Professor Hilmer and Messrs Studdy and Vincent reflect a pro-rata adjustment for periods served. In 2006 the Deputy Chair fee paid to Professor Hilmer was $30,000, the base Director fees paid to Messrs. Studdy and Vincent were $150,000 and the Audit and Compliance Committee fee paid to Mr Studdy was $20,000.

[2] Professor Hilmer stepped down as Deputy Chairman in April 2007. The amount paid is for the period 1 January 2007 to April 2007.

[3] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues.

[4] Mr Studdy and Mr Vincent each retired as Directors of the Board on 2 May 2007. The amounts paid are for the period 1 January 2007 to 2 May 2007.

7.2.3 Other Entitlements

Short term employee benefits

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 7.2.2.

Non-Executive Directors are not entitled:

- to short-term compensated absences;
- to short-term cash profit sharing or other cash or performance related bonus; or
- to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

- to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
- to any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans and are not entitled to share based compensation.

7.2.4 Board changes

In February 2008, Mr Dean Wills informed the Board that he will not seek re-election at the next annual general meeting of the Company to be held on 23 May 2008. Mr Wills will retire as a Director effective at the close of that meeting.

Professor Judith Sloan and Mr John McFarlane joined the Board on 26 February 2008. Biographies of each of Professor Sloan and Mr McFarlane are included in the section on the Board of Directors in the Annual Report.

In accordance with the constitution of the Company, Professor Sloan and Mr McFarlane will seek election as Directors at the annual general meeting to be held on 23 May 2008.

7.3 Group Managing Directors and Other Senior Executives

7.3.1 Policy and Environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Group adopt policies and procedures which:

- enable the Group to attract and retain key executives who will create sustainable value for members;
- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with members; and
- comply with applicable legal requirements and appropriate standards of governance.

The detail of the Group's policies and procedures is set out in section 7.3.4 of this Report. This section summarises the Group's position on remuneration issues taking into account the prevailing market conditions which influence the Group's current policies.

The Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Group's business and the philosophy of intensive management of the Group's business mean that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting, and transferring skills to, the Group's business in various locations around the world.

The Group is justifiably proud of its success in retaining the services of its executive team over a long period. That continuity is critical in many areas of the business, including the execution of the development program where projects often have a lifespan (from planning to completion) well in excess of five years. The Board regards the ability of the Group to achieve continuity within the executive team as a significant continuing objective.

Given global demand for skills in specific areas of the Group's business (and the consequent competition for the services of executives), there has been a continuing focus on the policies and measures required to retain the services of our executives.

The rapid expansion of the Group's business in the United Kingdom has placed additional pressure on the Group's human resources. Executives from Australia/New Zealand and the United States have been relocated to the United Kingdom to bolster resources and to ensure that there is an appropriate transfer of operating culture and knowledge from the more established countries in which the Group operates.

The Group has responded to these pressures by attempting to ensure that all elements of our executive remuneration remain highly competitive on a global basis. The Group's current remuneration structure combines base salary with short term cash incentives and short and medium to long term equity-linked incentives. The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and long term incentives. As executives gain seniority in the Group, the balance of this mix moves to a higher proportion of variable and long term rewards which are considered to be "at risk" and which are dependent upon the performance of the Group and of the relevant executive.

The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

The Group's remuneration practices are regularly benchmarked against its competitors in all markets. This extends beyond salary and short-term performance bonuses to the Group's equity-linked incentive schemes (the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan") – both described in greater detail below) which are an important part of the package used by the Group to attract, incentivise and retain executives.

Awards made under the EDA Plan are generally in the nature of a deferral (for a period of three years) of a part of the short term incentive payable to an executive in respect of the performance of that executive in a financial year.

Equally, the PIP Plan in which the most senior executives in the Group participate (see section 7.3.4) is intended to reward strong performance by the executive team (measured against performance hurdles set in respect of the year in which the hurdles apply, known as the Qualifying Year) and to provide an incentive for executives to remain with the Group over the subsequent vesting period of four years.

The hurdles for the 2007 Qualifying Year were based on the Group:

(a) achieving growth in Operational segment earnings (on a constant currency basis) as reported by the Group (this hurdle had a 75% weighting); and

(b) achieving a targeted level of development project starts (this hurdle had a 25% weighting).

Both hurdles were achieved in the Financial Year. As a consequence, 100% of the potential awards which were eligible for issue under the PIP Plan in respect of the 2007 Qualifying Year, have been issued to participants.[1]

In respect of the hurdles for the 2008 Qualifying Year, the Remuneration Committee and the Board have continued to focus on hurdles which reflect the underlying operating strength of the business. As a consequence, the structure of the hurdles for the 2008 Qualifying Year remains the same as for the 2007 Qualifying Year. That is:

(a) achieving growth in Operational segment earnings (on a constant currency basis) continues with a graduated scale of vesting having regard to performance against set targets. This hurdle has a 75% weighting; and

(b) achieving a targeted level of development project starts. This target is binary (i.e. this portion of the PIP awards will not vest if the target is not achieved). This hurdle has a 25% weighting.

The Remuneration Committee and Board have maintained the position that performance against these targets will be measured in a single Qualifying Year after which the only vesting requirement will be that the executive remains with the Group for a further four years. The Committee considers that the structure of annual awards with performance hurdles measured in a single Qualifying Year and vesting over an extended period provides an appropriate balance between performance incentives and retention.

Both hurdles reflect vital measures of the health of the underlying business of the Group. Growth in earnings from the Operational segment on a constant currency basis measures the profitability of the core operating business of the Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). Operational segment earnings (on a constant currency basis) are reported to the market semi-annually.

The Board does not believe it is appropriate to publish the precise targets which have been set for the executive team as this may be taken as a forecast of Operational segment performance. However, the hurdle recommended by the Remuneration Committee and approved by the Board incorporates a graduated scale of growth in Operational segment earnings which will result in participants earning between 50% and 100% of the targeted number of awards, depending on the level of growth achieved. If that level of growth is below the minimum level set in the graduated scale, no part of the value of the awards which are contingent on meeting this hurdle will vest.

[1] Mr Ken Wong, Managing Director, United States has resigned from the Group. His last day of employment was 27 February 2008. All of Mr Wong's unvested awards including the PIP Plan awards in respect of the 2007 Qualifying Year lapsed on 27 February 2008 as a result of his resigning from the Group.

7.3 Group Managing Directors and Other Senior Executives (continued)

The second hurdle is a measure of the success of the Group in achieving a targeted value of development project starts. All developments must be approved by the Board prior to commencement to ensure that relevant financial, operating and strategic requirements are satisfied. Development starts are considered by the Remuneration Committee and by the Board to be of particular importance to the medium term growth of Operational segment earnings as well as the capital value of the Group's portfolio. The Committee has set a targeted level of development starts which must be achieved in order for the awards linked to this hurdle to vest. If the level of development project starts is below that target, no part of the value of the awards which are contingent on meeting this hurdle will vest.

The Board retains the discretion to review the level of the development starts if projects, which are otherwise ready for commencement, are deferred for strategic or economic reasons which are not related to the unsatisfactory performance of management.

As in previous years, the Remuneration Committee has considered, and taken advice regarding, the implementation of a hurdle based on measurement of total return to shareholders ("TRS") (based on a combination of distributions and capital growth in the price of Westfield Group securities) compared to an identified peer group. The Committee ultimately rejected the use of a TRS based hurdle primarily due to unwillingness on the part of the Board and the Committee to determine executive rewards by reference to movements in the price of Westfield Group securities.

Although the Westfield Group (and before the Merger, the Company) has a well established record of delivering increases in share price over time, the philosophy of the Group has been, and remains, that this record of success is a product of sound operating performance and strategic decision making and that the focus of the executive team should remain on the underlying business and not on the price of the Group's securities. The Group's view remains that long term incentives (which are an increasingly significant component of executive remuneration) should not fluctuate in favour of, or against, the executive, based principally on movements in the price of Westfield Group securities. Rather, performance hurdles should focus on the fundamentals of the Group's business and on the performance of the executive team in meeting the operational, development and corporate targets which the Group sets for itself. The Committee is of the view that if the management team maintains its intensive focus on these fundamentals, security holders will be rewarded, over time, by superior market performance.

The interests of the executive and the members are also aligned in respect of the price of the Group's securities as the value of awards at the time of vesting fluctuates with movements in the price of the Group's securities. The higher the price at the time of vesting, the greater the benefit received by the executive.

Apart from these general concerns regarding TRS hurdles, it was also apparent to the Remuneration Committee that, having regard to the Group's size and business model, there is no appropriate peer group in Australia or internationally to act as a benchmark against which to measure TRS performance[2]. The Group has a market capitalisation which is significantly larger than the next largest Australian listed property trust. The Group's significant international presence, its industry focus on regional and super regional retail centres and its capital and debt structure, mean that comparisons of the Group with both local and international competitors are difficult.

The Remuneration Committee and the Board are satisfied that the proposed hurdles for the 2008 Qualifying Year and the remuneration structure in general are appropriate having regard to the general objectives referred to above.

7.3.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and, where relevant, promotion.

7.3.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Executive Chairman, the Group Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

7.3.4 The equity-linked incentive plans

The Westfield Group has two equity-linked incentive plans: the EDA Plan and the PIP Plan.

Following the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby on maturity, the executive is entitled to receive one Westfield Group security for each award. However, as explained below, the current equity-linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $20.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;

[2] Westfield is the only stapled property trust in the top 10 entities (by market capitalisation) included in the S&P/ASX 200 Index. As at 29 February 2008, Westfield had a weighting of 37.7% in the S&P Property Index.

- assuming the executive remains employed by the Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a plan in which senior and high performing executives participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The Board and Remuneration Committee have acknowledged that in the Financial Year there was continued strong upward pressure on remuneration in the markets in which the Group operates. In recent years, in each of these markets, we have experienced a combination of strong local economies, historically low unemployment rates and skill shortages in certain areas of the workforce. Towards the end of the Financial Year however, there were signs that a number of these factors were easing in some of our markets.

As was the case in the preceding financial year, there is continuing pressure regarding certain job types where there is an international shortage of supply and the Group and its executives are perceived as market leaders. As a result, these executives are keenly sought by the Group and by our local and international competitors.

Since financial year 2005, the Board has utilised the EDA Plan to make non-recurring awards to the Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Group Managing Directors will receive these awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 16 executives world-wide, including the Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

(a) qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

(b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates - 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdles chosen by the Remuneration Committee for the 2008 Qualifying Year also reflect the focus on achieving fundamental operating targets consistent with the Group's Budget as approved by the Board in respect of Financial Year 2008. These hurdles and the reasons for their adoption are discussed in more detail in section 7.3.1.

Specifically the PIP hurdles for the 2008 Qualifying Year are focussed on:

- achieving growth in earnings (on a constant currency basis) from the Operational segment as reported by the Group (this hurdle has been given a 75% weighting); and
- achieving a targeted level of development starts (this hurdle has been given a 25% weighting).

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

Accounting for awards

The accounts of the Westfield Group and the remuneration disclosures in this Annual Report disclose the full liability to members of the grant of awards under the Group's equity linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any change in circumstances. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts and disclosed as part of the remuneration of executive directors and specified executives.

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7.3 Group Managing Directors and Other Senior Executives (continued)

7.3.5 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Group's Security Trading Policy, participants in the EDA Plan and the PIP Plan are prohibited from entering into hedging arrangements in respect of unvested awards in EDAP, PIP or any other equity-linked incentive plan operated by the Group.

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Group and its security holders. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the EDA Plan or the PIP Plan. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

7.3.6 Review of equity-linked incentive plans

Prior to the Merger in 2004, the Group had altered the nature of its long term incentive plans from market priced options to zero priced options in the Company. That position has been maintained post Merger with the EDA and PIP Plans both of which are synthetic plans which simulate the grant, for zero consideration, of securities in the Westfield Group. As explained above, on vesting of an EDA or PIP award, the executive receives a cash payment equal to the aggregate of distributions and capital growth of a Westfield Group security over the life of the award.

The fundamental reason why the EDA and PIP awards are cash settled rather than equity settled is that tax laws previously in force in relation to options and shares issued under employee share plans did not apply to options over trust units.

However, in 2007 the Federal Government introduced legislation to correct this position with regard to stapled securities where a share in a company is stapled to units in a trust.

As a result of this change, the Group conducted a further review of its existing incentive plans and, as a result of that review, the Group is proposing to seek member approval at the Annual General Meeting of the Company in May 2008 to replace the EDA and PIP Plans with zero priced performance rights plans ("Performance Rights Plans"). Essentially the Performance Rights Plans will function in the same manner as the EDA and PIP Plans except that entitlements will be satisfied by the issue or transfer of a Westfield Group security to the plan participant (as opposed to the payment of a cash amount).

The structure and philosophy of the EDA and PIP Plans will be retained with the Performance Rights Plans.

As with the EDA and PIP Plans, the grant of entitlements under the new plans will be closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. The vesting schedules under the EDA and PIP Plans will be retained under the Performance Rights Plans.

The Performance Right Plan to replace the PIP Plan will also replicate the PIP Plan with its emphasis on meeting operational hurdles during a Qualifying Year. As with the PIP Plan, the new plan is intended to reward strong performance by the senior executive team and to provide an incentive for executives to remain with the Group over the subsequent vesting period of four years.

The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (see section 7.3.1). These hurdles were met. Accordingly, the participants in the PIP Plan including the Group Managing Directors and the Specified Executives (see section 7.6.1) became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

It is proposed that, subject to members approving the introduction the Performance Rights Plans, the PIP awards in respect of the 2007 Qualifying Year will be granted pursuant to the PIP Performance Right Plan.

If members do not approve the introduction of the Performance Rights Plans, the EDA Plan and PIP Plan will continue in their current form.

Further details of the Performance Rights Plans will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

7.4 Performance of the Westfield Group

7.4.1 Performance of the Company

Although the performance of the Group by comparison with its domestic and international peers is reviewed regularly, the remuneration policy of the Group is more focused on achievement of the Group's internal financial and operational objectives. The Group regards achievement of these objectives as the appropriate criteria for determining remuneration rather than simply measuring relative performance against an external comparator group. The incentive to achieve these financial and operational objectives creates an alignment with the interests of security holders which is enhanced by the fact that the remuneration ultimately derived by executives from the equity-linked incentive plans (which in the case of senior executives is a significant proportion of overall remuneration) will depend on movements in the price of Westfield Group securities over a period of three to five years.

As noted at 7.3.1 above, the hurdles chosen by the Remuneration Committee for the 2008 Qualifying Year for the PIP Plan reflect the focus on achieving fundamental operating targets consistent with the Group's Budget as approved by the Board in respect of Financial Year 2008. The hurdle of achieving growth in earnings (on a constant currency basis) from the Operational segment as reported by the Group has been given a 75% weighting.

Growth in earnings from the Operational segment on a constant currency basis measures the profitability of the core operating business of the Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). The Operational segment analysis for the last three years is detailed below.

Operational segment earnings on a constant currency basis[1]

Financial year to 31 December	Operational segment earnings $m	Operational segment earnings (cents per security)	Operational segment earnings growth (annual)
2007	1,786.5	96.12	6.01%
2006	1,600.6	90.67	6.48%
2005	1,468.2	85.16	N/A

[1] Constant currency is achieved by retranslating each item in the prior period income statement at the current period exchange rate. The average exchange rates are A$/US$ 0.8388 (31/12/06 0.7535 & 31/12/05 0.7622); A$/ £ 0.4188 (31/12/06 0.4091 & 31/12/05 0.4191); A$/NZ$ 1.1397 (31/12/06 1.1627 & 31/12/05 1.0823).

Details of the Group's earnings per share since the Merger and the Company's earnings per share for the 12 months prior to the Merger are detailed below.

Financial year to 31 December	Westfield Group's EPS (cents)[1]	Westfield Group's EPS growth (annual %)
2007	184.93[2]	(41.5)
2006	316.27[2]	27.8
2005	247.53	–[3]
2004[4]	155.32	–[3]

Financial year to 30 June	Company's EPS (cents)[5]	Company's EPS growth (annual %)
2004	57.70	14.0%

[1] EPS (diluted earnings per security) is calculated under AIFRS (as opposed to AGAAP which was used to calculate the Company's EPS for the year ended 30 June 2004).

[2] The number of stapled securities used in the calculation of EPS includes an adjustment for the bonus element of the pro-rata entitlement offer which was completed in July 2007, being 4.376 million securities for the period to July 2007 and 8.641 million securities for the full year ended 31 December 2006.

[3] As the financial year was a shortened financial year from 30 June 2004 to 31 December 2004, there is no comparable period by which to compare the Group's EPS growth.

[4] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

[5] Diluted earnings per share (cents) and, in respect of 2004 only, before Merger and capital restructure charges.

Significant fluctuations in EPS growth occur from year to year. Under AIFRS, EPS growth includes non-cash items such as movements in the value of properties in the Group's portfolio and mark to market adjustments of financial instruments. EPS is not used by the Group as a metric for assessment of the Group's performance. As noted above, growth in Operational segment earnings on a constant currency basis is regarded as the key metric.

Distributions paid by the Group since the Merger and dividends paid by the Company for the 12 month period prior to the Merger are as follows:

Financial year to 31 December	Annual distributions per stapled security (cents)	Annual distributions total ($)
2007	106.50	1,977,500,000
2006	106.50	1,872,100,000
2005	106.57	1,838,300,000
2004[1]	52.03	872,600,000

Financial year to 30 June	Annual dividend per share (cents)	Annual dividend total ($)
2004	28.92	77,432,000

[1] The financial year was a shortened financial year from 30 June 2004 to 31 December 2004.

Movement in the Company's share price over the 2 year period to 30 June 2004 is shown in the chart below. Movement in the Westfield Group's security price since the Merger to 29 February 2008 is also shown in the chart below.

Source: Bloomberg

SHARE PRICE MOVEMENTS


$24.0
WESTFIELD HOLDINGS (WHL)
$22.0
WESTFIELD GROUP (WDC)
$20.0
$18.0
$16.0
$14.0
$12.0
JUL 02
DEC 02
JUN 03
DEC 03
JUN 04
DEC 04
JUN 05
DEC 05
JUN 06
DEC 06
JUN 07
DEC 07
FEB 08

Directors' Report (continued)

7.4.2 Performance of the Westfield Group

During the Financial Year the Group implemented a number of significant capital management initiatives including:

- the issue of $1.26 billion of Property-Linked Notes, based on interests in six centres in the Australian portfolio;
- the formation of a new joint ventures with GIC Real Estate at Westfield Parramatta, Sydney ($717.5 million) and LaSalle Investment Inc. at Westfield Doncaster, Victoria ($738 million);
- the establishment of the £530 million Westfield UK Shopping Centre Fund with interests in four centres in the United Kingdom portfolio to be managed and developed by Westfield; and
- the raising of $3 billion of equity through the pro-rata entitlement offer.

The Group has maintained its focus on the development of its portfolio completing ten major developments during the Financial Year at a gross cost of $1.9 billion (the Group's share being $1.3 billion). A further $1.5 billion of new major projects were commenced during the Financial Year.

The Group's expansion in the United Kingdom continued during the Financial Year with a major highlight being the opening of the Group's first major development at Derby, six months ahead of schedule. The Group's first greenfield and largest development in New Zealand at Albany was also opened ahead of schedule.

The Group also achieved its forecast distribution of 106.5 cents per security for the Financial Year.

Despite the volatility of the global markets during the last half of the Financial Year and the first quarter of 2008 which has impacted on the Group's share price, the Group has continued to function strongly which is a reflection on the strength of the Group's underlying operations.

As a consequence of the Merger, the Westfield Group is included in the S&P/ASX Property Trust Index with a weighting of approximately 38% of that index.

The chart below shows the performance of the Group against the S&P/ASX Property Trust Accumulation Index from 1 January 2007 to 29 February 2008.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX 1 JANUARY 2007 - 29 FEBRUARY 2008


120
110
100
90
80
70
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASA5PROP)
JAN 07
FEB 07
MAR 07
APR 07
MAY 07
JUN 07
JUL 07
AUG 07
SEP 07
OCT 07
NOV 07
DEC 07
JAN 08
FEB 08

Source: Bloomberg

As evidenced by the chart below, the performance of the Westfield Group has approximated the movements in the Index during the period from the Merger to date.

PERFORMANCE AGAINST S&P/ASX PROPERTY TRUST ACCUMULATION INDEX SINCE THE ANNOUNCEMENT OF THE MERGER


180
160
140
120
100
80
WESTFIELD GROUP (WDC) INCLUDING DISTRIBUTIONS
S&P/ASX PROPERTY TRUST ACCUMULATION INDEX (ASA5PROP)
JUL 04
JUN 05
JUN 06
JUN 07
FEB 08

Source: Bloomberg

7.5 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

7.5.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2007 and was extended on the same terms until 31 December 2008. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

(a) a base salary of $8 million;

(b) an annual performance bonus of $7 million. The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as the 2007 Qualifying Year hurdles for the PIP Plan (see section 7.3.1). These hurdles were met; and

(c) other benefits as detailed in the table below.

In respect of the 12 month period to 31 December 2008, Mr Lowy's base salary remains at $8 million. His target performance bonus is $8 million. Mr Lowy will only qualify for that bonus if the Group meets the performance hurdles established in respect of the PIP Plan as detailed in section 7.3.1.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Group operates, both locally and internationally. With over 47 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Group's equity-linked incentive plans.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $66,506.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year ended 31 December 2007.

Component of Remuneration	2007 Amount $	2006 Amount $
Short Term Employee Benefits		
– Base salary Fixed	8,000,000	8,000,000
– Cash bonus (accrued)[1] At risk	7,000,000	5,500,000
– Other short term employee benefits[2] Fixed	1,351	42,554
– Non monetary benefits[3] Fixed	817,421	756,737
Post Employment Employee Benefits		
– Pension and superannuation benefits[4] Fixed	66,506	88,906
Other Long Term Benefits	–	–
Termination Benefits	–	–
Share Based Payments[5]	–	–
Total Remuneration	**15,885,278**	**14,388,197**

[1] The bonus was payable if the Westfield Group met the 2007 Qualifying Year hurdles for the PIP Plan (see section 7.3.1). These hurdles were met.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Group's aircraft which is classified as private usage ($814,511). The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

7.5.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of Remuneration	2007 Amount $	2006 Amount $
Short Term Employee Benefits		
– Base salary [1] Fixed	2,980,448	3,317,850
– Cash bonus (accrued) [2] At risk	4,000,000	3,052,422
– Other short term employee benefits [3] Fixed	(147,589)	293,347
– Non monetary benefits Fixed	–	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	–	–
Share Based Payments [4][5]		
– EDA Plan At risk	1,134,138	927,306
– PIP Plan At risk	2,026,952	1,538,077
Other Long Term Benefits	–	–
Total Remuneration	**9,993,949**	**9,129,002**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

[2] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave and long service leave entitlements.

[4] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 7.5.3 and 7.5.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

[5] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

Mr Steven Lowy

- Has been with the Group since 1987.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of Remuneration	2007 Amount $	2006 Amount $
Short Term Employee Benefits		
– Base salary Fixed	2,500,000	2,500,000
– Cash bonus (accrued)[1] At risk	4,000,000	3,000,000
– Other short term employee benefits[2] Fixed	70,513	446,346
– Non monetary benefits Fixed	–	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	–	–
Share Based Payments[3][4]		
– EDA Plan At risk	1,134,138	927,306
– PIP Plan At risk	2,026,952	1,538,077
Other Long Term Benefits	–	–
Total Remuneration	**9,731,603**	**8,411,729**

[1] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 7.5.3 and 7.5.4 for details of awards held by of Mr Lowy under the EDA Plan and PIP Plan.

[4] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

7.5.3 Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Lowy							
Group Managing Director	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A
Steven Lowy							
Group Managing Director	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

[3] These awards vested (and were paid) in January 2008. The payout amount was $1,178,100 for each Group Managing Director.

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7.5.4 Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Lowy							
Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied
Steven Lowy							
Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

7.6 Executive Remuneration and Termination Arrangements

7.6.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the Executives (other than the Directors) numbering at least five, who received the highest remuneration for the Financial Year. Mr Peter Allen, Group Chief Financial Officer, and each of Mr Michael Gutman, Mr Robert Jordan and Mr Ken Wong (as Managing Directors of the UK and Europe, Australia and New Zealand and the United States, respectively) are also the Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 20 years and Mr Allen has been with the Group for 12 years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

Since the expiry of Mr Wong's three year contract with the Group in February 2006, Mr Wong's employment terms have been governed by Californian employment law. Mr Wong, Managing Director, United States has resigned from the Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Group.

Since the expiry of Mr Schwartz's four year contract with the Group in October 2006, Mr Schwartz's employment terms are governed by Californian employment law.

It is common practice in California, once the initial term of an employment contact expires, that the employment relationship be governed by Californian employment law.

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Michael Gutman Managing Director UK and Europe	Westfield Shoppingtowns Limited	22 September 1993	3 years ending 31 December 2008 (subject to extension by agreement)	At the end of the term, if the executive does not continue with the Group, the Company will pay one year's base salary and other accrued entitlements. Any unvested awards (excluding five year awards under the EDA Plan) granted under the equity-linked incentive plans will vest and may be exercised by the executive.
Robert Jordan Managing Director Australia and New Zealand	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Kenneth Wong Managing Director United States	Westfield LLC	27 February 2003	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group. Mr Wong has resigned from the Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Group.
Peter Schwartz Senior Executive Vice President, General Counsel, USA	Westfield LLC	1 October 2002	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

7.6.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

EXECUTIVE		SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS $ [4]		TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	TOTAL [7]
		BASE SALARY FIXED [1]	ACCRUED BONUS Vested: 100% AT RISK [2]	OTHER SHORT TERM EMPLOYEE BENEFITS FIXED [3]	NON MONETARY BENEFITS FIXED		EDA PLAN TOTAL AT RISK [5]	PIP PLAN TOTAL AT RISK [6]			
Peter Allen Group Chief Financial Officer	2007	1,000,000	1,500,000	88,871	-	-	2,392,372	884,017	-	-	5,865,260
	2006	900,000	1,000,000	53,729	-	-	2,350,816	654,804	-	-	4,959,349
Michael Gutman Managing Director UK and Europe	2007	955,110	1,552,053	28,010	952,019 [8]	-	2,293,676	829,423	-	-	6,610,291
	2006	988,937	1,222,195	38,939	800,464	-	2,313,947	621,570	-	-	5,986,052
Robert Jordan Managing Director Australia and New Zealand	2007	1,000,000	1,500,000	97,075	-	-	2,300,897	884,017	-	-	5,781,989
	2006	900,000	1,000,000	79,177	-	-	2,214,452	654,804	-	-	4,848,433
Kenneth Wong [9] Managing Director United States	2007	953,743	596,090	18,414	124,799 [10]	-	2,157,757	1,135,398	-	-	4,986,201
	2006	995,355	928,998	15,390	154,137	-	2,082,815	843,568	-	-	5,020,263
Peter Schwartz [11] Senior Executive Vice President, General Counsel, USA	2007	774,917	953,743	33,827	684,196 [12]	-	185,013	614,975	-	-	3,246,671

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Schwartz and Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group.

[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer notes (5) and (6) for share based payments.

[5] Refer to the table at 7.6.3.

[6] Refer to the table at 7.6.4.

[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.

[8] Comprising normal expatriate benefits including medical benefits, accommodation, school fees, home leave plus fringe benefits tax on those benefits.

[9] Mr Ken Wong, Managing Director, United States, has resigned from the Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Group.

[10] Comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan and medical benefits.

[11] This is the first year Mr Schwartz has been included as a Specified Executive. Accordingly, there are no comparative figures.

[12] Comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan, the value of interest free loan amounts, loan forgiveness and medical benefits.

Directors' Report (continued)

7.6.3 Specified Executives: participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Group Chief	1 September 2004	23,060	1 September 2007[3]	4,253	27,313	427,889	N/A
Financial Officer	1 January 2006	20,185	1 January 2009	2,334	22,519	457,669	N/A
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	20,672	1 January 2010	1,037	21,709	463,362	N/A
Michael Gutman							
Managing Director	1 September 2004	16,595	1 September 2007[4]	3,063	19,658	307,944	N/A
UK and Europe	1 January 2006	17,205	1 January 2009	1,990	19,195	390,117	N/A
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	22,064	1 January 2010	1,107	23,171	494,531	N/A
Robert Jordan							
Managing Director	1 September 2004	11,200	1 September 2007[5]	2,069	13,269	207,837	N/A
Australia and	1 January 2006	17,305	1 January 2009	2,002	19,307	392,379	N/A
New Zealand	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	20,672	1 January 2010	1,037	21,709	463,362	N/A
Kenneth Wong[6]							
Managing Director	1 January 2005	4,155	1 January 2008[7]	769	4,924	77,108	N/A
United States	1 January 2006	9,460	1 January 2009	1,094	10,554	214,503	Awards have lapsed
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	Awards have lapsed
	1 January 2007	16,463	1 January 2010	826	17,289	368,999	Awards have lapsed
Peter Schwartz							
Senior Executive	1 January 2005	4,985	1 January 2008[8]	923	5,908	92,429	N/A
Vice President,	1 January 2006	6,435	1 January 2009	745	7,180	145,926	N/A
General Counsel, USA	1 January 2007	9,878	1 January 2010	496	10,374	221,454	N/A

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

[3] These awards have vested and have been paid. The payout amount was $534,789.

[4] These awards have vested and have been paid. The payout amount was $384,904.

[5] These awards have vested and have been paid. The payout amount was $259,807.

[6] Mr Ken Wong, Managing Director US has resigned from the Group. His last day of employment was 27 February 2008. Mr Wong's unvested EDA Plan awards lapsed on 27 February 2008 as a result of his resigning from the Group.

[7] These awards vested prior to Mr Wong last day of employment and have been paid. The payout amount was $102,518.

[8] These awards have vested and have been paid. The payout amount was $123,005.

7.6.4 Specified Executives: participation in the PIP Plan

The following chart details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Group Chief Financial Officer	1 January 2006	44,590	22,295: 01/01/09 22,295: 01/01/10	5,154	49,744	994,254	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	2,314	48,454	968,478	Satisfied[3]
Michael Gutman							
Managing Director UK and Europe	1 January 2006	44,590	22,295: 01/01/09 22,295: 01/01/10	5,154	49,744	994,254	Satisfied
	1 January 2007	41,285	20,643: 01/01/10 20,642: 01/01/11	2,071	43,356	866,572	Satisfied[3]
Robert Jordan							
Managing Director Australia and New Zealand	1 January 2006	44,590	22,295: 01/01/09 22,295: 01/01/10	5,154	49,744	994,254	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	2,314	48,454	968,478	Satisfied[3]
Kenneth Wong							
Managing Directo United States[4]	1 January 2006	56,465	28,233: 01/01/09 28,232: 01/01/10	6,525	62,990	1,259,652	Awards have lapsed
	1 January 2007	60,530	30,265: 01/01/10 30,265: 01/01/11	3,035	63,565	1,270,525	Awards have lapsed
Peter Schwartz							
Senior Executive Vice President,	1 January 2006	29,065	14,533: 01/01/09 14,532: 01/01/10	3,360	32,425	562,607	Satisfied
General Counsel, USA	1 January 2007	30,265	15,133: 01/01/10 15,132: 01/01/11	1,518	31,783	629,125	Satisfied[3]

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

[3] The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (see section 7.3.1). These hurdles were met. Accordingly, the Group Specified Executives became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

[4] Mr Ken Wong, Managing Director, US has resigned from the Group. His last day of employment was 27 February 2008. Mr Wong's PIP Plan awards lapsed on 27 February 2008 as a result of his resigning from the Group.

8. ASIC DISCLOSURES

8.1 Rounding

The Company is of a kind referred to in Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

8.2 Synchronisation of Financial Year

Carindale Property Trust is a consolidated entity of the Company. By an order dated 27 June 2005 made by the Australian Securities & Investments Commission, the Directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.





F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

14 March 2008

The Westfield Group through its Boards and executives recognises the need to establish and maintain corporate governance policies and practices which reflect the requirements of the market regulators and participants and the expectations of members and others who deal with the Westfield Group. These policies and practices remain under constant review as the corporate governance environment and good practice evolve.

This statement outlines the Westfield Group's main corporate governance practices during the Financial Year and the extent of the Group's compliance with them as at the end of the Financial Year by reference to the second edition of the Corporate Governance Principles and Recommendations published in August 2007 by the ASX Corporate Governance Council and to the Corporations Act 2001. The second edition of the Principles applies to the first financial year beginning on or after 1 January 2008. However, the Council has encouraged entities to make an early transition to the new Principles. The Westfield Group has made this early transition.

As at 31 December 2007, the Westfield Group achieved substantial compliance with the recommendations. Corporate governance documentation including charters and relevant corporate policies and codes referred to in this statement can be found on the westfield.com website, in the corporate governance section.

Principle 1: Lay Solid Foundations For Management and Oversight

1.1 Functions of board and management

The Westfield Group operates as a single economic entity under a triple stapled structure.

The Boards of the Company, Westfield Management Limited ("Westfield Management") (as responsible entity of Westfield Trust) and Westfield America Management Limited ("Westfield America Management") (as responsible entity of Westfield America Trust) each have common membership(1). Each Board has adopted a common Board Charter which sets out the objectives, responsibilities and framework for the operation of the Board.

The Charter also formalises the matters that are reserved for the Board. Specifically, the Board reserved its authority over the following matters except where such matters are expressly delegated to a committee of the Board, a Group Managing Director or another nominated member of the senior management team:

- strategy and direction – providing overall strategic direction and plans for major business units, key business and financial objectives and approving the dividend policy, amounts and timing of payments and significant acquisitions, disposals of asset or expenditure;
- financial controls, compliance and risk management – approving budgets, treasury policies, financial statements, published reports and any significant changes in accounting policies or procedures, establishing and reviewing the effectiveness of the internal control systems and risk management processes and compliance with statutory and regulatory obligations;
- capital structure – approving any changes to the capital structure including any reductions in share capital, share buy backs or issue of new securities other than in accordance with the Group's equity based incentive plans;
- appointments – appointing Directors to the Board and the Company Secretary, appointing and evaluating the performance of Group Managing Directors and the Group Chief Financial Officer and appointing the external auditors;
- delegation of authority – approving any changes to the membership or Charter of any committee of the Board, determining the scope of authority delegated to a Group Managing Director or the Group Chief Financial Officer and any other significant matters.
- policies – initiating significant policies including the Code of Conduct, security trading policies for Directors and senior executives, health and safety policies, risk management policies and continuous disclosure and communications policies;
- corporate governance matters – determining the independence and remuneration of non-executive Directors, resolutions and documentation to be put to members in general meeting and approving announcements and press releases concerning matters decided by the Board.

The Board has delegated a number of these responsibilities to its Committees. The role and responsibilities of this Committee are explained later in this statement.

The Board has delegated the day to day management of the business of the Westfield Group to management through the Executive Chairman and the Group Managing Directors subject to the agreed authority limits applicable to the senior executive management team.

The Board has delegated to management, responsibility for:

- strategy: development of strategies and the management and performance of the business and operations;
- management: managing the Westfield Group in accordance with the strategy, business plans and policies approved by the Board;
- financial performance: developing the annual budget, managing day to day operations within the budget and ensuring that the financial reports present a true and fair view of the Group's financial condition and operational results and are in accordance with the relevant accounting standards;
- risk management: maintaining effective risk management frameworks and internal control systems;
- continuous disclosure: keeping the Board and the market fully informed about material developments; and
- selection of senior management: making recommendations for the appointment of senior executives, determining terms of appointment, evaluating performances and developing and maintaining succession plans for senior management.

1.2 Process for evaluating the performance of senior executives

The Group has an established process of objective setting and performance review of all staff. In particular, senior executives who have a discretionary element to their total remuneration package, have set objectives which are agreed at the commencement of each financial year. Their performance against these objectives is assessed annually in an interview with the manager to whom they report, in addition to regular feedback during the performance period. In that interview, the potential development of that executive is also discussed along with any training required to enhance the prospects of the development objectives being achieved.

In the case of the senior executive team (including the Group Managing Directors) an assessment of their performance is undertaken by the Remuneration Committee and the Board. Issues relating to remuneration are dealt with in more detail in the Remuneration Report which forms part of the Directors' Report.

In addition to the induction program provided to new employees generally, new members of the senior executive team undertake an induction program tailored to their needs, which includes individual meetings with every member of the senior executive team. Training and development programs are also available to ensure that senior executives update their skills and knowledge.

1.3 Performance evaluation

During the Financial Year, each member of the senior executive team, including the Group Managing Directors, was subject to a performance review as described in 1.2 above.

(1) Unless otherwise specified, the Boards of the individual entities sit as the "Westfield Group". For the balance of this statement, the Westfield Group Board will be referred to as "the Board".

Principle 2: Structure the board to add value

2.1 Independent directors

The composition of the Board is set out in the table below:

Name	Position Held	Independent (Y/N)	Date appointed to Company Board	Date appointed to WML Board [1]	Date appointed to WAML Board [1]	Length of tenure at 31/12/07 [2]
Frank P Lowy, AC	Executive Chairman/ Executive Director	N	1960	1979	1996	47 years [3]
David H Lowy, AM	Deputy Chairman / Non-Executive Director	N	1981	2004	2004	26 years
Frederick G Hilmer, AO	Lead Independent Director / Non-Executive Director	Y	1991	2004	2004	16 years
Roy L Furman	Non-Executive Director	Y	2004	2004	2002	5 years
David M Gonski, AC	Non-Executive Director	Y	1985	2004	2004	22 years
Stephen P Johns	Non-Executive Director	N	1985	1985	1996	22 years
Peter S Lowy	Group Managing Director / Executive Director	N	1987	1986	1996	21 years
Steven M Lowy	Group Managing Director / Executive Director	N	1989	1989	1996	18 years
John McFarlane [4]	Non-Executive Director	Y	2008	2008	2008	-
Judith Sloan [4]	Non-Executive Director	Y	2008	2008	2008	-
Gary H Weiss	Non-Executive Director	Y	2004	2002	2004	5 years
Dean R Wills, AO	Non-Executive Director	Y	1994	2004	2004	13 years
Carla M Zampatti, AM	Non-Executive Director	Y	1997	2004	2004	10 years

[1] Professor F Hilmer, Mr D Lowy, Mr D Gonski, Mr D Wills and Ms C Zampatti previously served as Directors of this Board, but resigned in May 2002. This date reflects the most recent date of appointment to this Board.

[2] Length of tenure calculated from year of first appointment to the Company (or any of its predecessor vehicles), Westfield Management or Westfield America Management.

[3] This includes Mr Lowy's service on the Boards of predecessor vehicles.

[4] Mr John McFarlane and Professor Judith Sloan were appointed to the Boards on 26 February 2008.

[5] Mr Dean Wills will not stand for re-election at the annual general meeting of the Company, scheduled to be held on 23 May 2008. Mr Wills will retire at the conclusion of that meeting.

Biographies of the Directors are included in the section on the Board of Directors in this Annual Report.

As indicated in the table of the Directors on the Board, eight of the thirteen Directors are considered to be independent. Therefore, a majority of the Directors are independent.

The Board Charter requires that the Board regularly assesses the independence of each Director in light of the terms of the Board Charter, the interests they have disclosed and such other factors as the Board determines are appropriate to take into account.

In making this determination the Board is seeking to assess whether Directors are:

- independent of management; and
- free of any business or other relationship that could materially interfere or be perceived to materially interfere with their unfettered and independent judgement; and
- capable of making decisions without bias and which are in the best interests of all members.

A Non-Executive Director will not be regarded as an independent director if that Director:

(a) is a substantial securityholder of the Westfield Group or an officer of, or otherwise associated directly with, a substantial securityholder of the Westfield Group;

(b) within the last three years has been employed in an executive capacity by any member of the Group, or been a Director after ceasing to hold any such employment;

(c) within the last three years has been a partner or a senior management executive with audit responsibilities of a firm which has acted in the capacity of statutory auditor of any member of the Group;

(d) within the last three years has been a principal, employee or consultant of a material professional adviser to any member of the Group – for this purpose a material professional adviser is an adviser whose billings to the Group exceed 1% of the adviser's total revenues;

(e) is a principal, employee or associate of a material supplier to, or material customer of, any member of the Group – for this purpose a material supplier to the Group means a supplier whose revenues from the Group exceed 5% of the supplier's total revenues. A material customer is a customer whose payments to the Group exceed 1% of the customer's operating costs;

(f) has a material contractual relationship with any member of the Group other than as a director of the Westfield Group Board; and

(g) has any interest or business or other relationship which could materially interfere with the Director's ability to act in the best interests of the Group and independently of management.

Corporate Governance Statement (continued)

As regards the Non-Executive Directors, applying the criteria set out in the Board Charter, the Board reached the following conclusions:

- Mr David Lowy is not independent given that he was formerly a managing director of the Company and that he has declared an interest as an associate of a substantial securityholder.
- Mr Stephen Johns is not independent (following his resignation as an executive in October 2003) given his long standing executive role with the Westfield Group.
- Professor Frederick Hilmer, Mr Roy Furman, Mr David Gonski, Mr John McFarlane, Professor Judith Sloan, Dr Gary Weiss, Mr Dean Wills and Ms Carla Zampatti are all independent Directors.

  In making this determination the Board noted that Mr Gonski is Chairman of Investec Bank (Australia) Limited ("Investec") which provides advisory services to the Westfield Group. The fees paid to Investec for advisory services totalled $250,000 in the Financial Year. The fees are charged on arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that in transactions and other matters on which advice was sought from Investec, it was usual for Investec to be acting as one of a number of advisers in relation to the issues under consideration. The Board also noted that the fees derived by Investec represented considerably less than 1% of the total revenues of Investec's operations in Australia in the same period and an even smaller percentage of the revenues of the global Investec Group. Mr Gonski is not a substantial shareholder in Investec Group which is listed in the United Kingdom and South Africa. The Board considered that these advisory arrangements with Investec were not a material contractual relationship to the Westfield Group or to Investec, such as might give rise to any actual or perceived loss of independence on the part of Mr Gonski.

Each Non-Executive Director has signed a letter of appointment which, amongst other things, places an onus on each independent Director to disclose immediately to the Board any matter or circumstance which he/she believes may impact his/her status as an independent Director. Where the Board concludes that a Director has lost his/her status as an independent Director, that conclusion will be advised to the market.

The Nomination Committee's Charter discloses a process for selection and appointment of new Directors and re-election of incumbent Directors. The role and responsibilities of the Nomination Committee are set out later in this statement.

2.2 Chairperson and independence

The Westfield Group notes the ASX Corporate Governance Council recommendations that listed companies have an independent director as chairman and that the roles of chairman and Chief Executive Officer are not held by the same person. Notwithstanding these recommendations, and for the reasons set out below, the Board believes that Mr Frank Lowy is the most appropriate person to act as Chairman of the Westfield Group Boards, notwithstanding that he is the Chief Executive Officer of the Company and is not an independent Director.

Mr Lowy is the co-founder of the Westfield Group and has overseen the success of the Group since 1960. With over 47 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

Mr Lowy's knowledge of Westfield, its history, its growth and of the broader industry, both locally and internationally, places him in a unique position to lead the Board and the Westfield Group. For this reason, the Board takes the view that it is in the best interests of members that Mr Lowy, with his extensive background and experience, be the Chairman of the Westfield Group Boards and the Chief Executive Officer of the Company.

In arriving at this view, the Board has noted the following matters:

- the appointment of Professor Hilmer, as the lead independent Director. Where necessary, Professor Hilmer will act as a liaison point for independent Directors and confer with the Chairman and with independent Directors on Board matters;
- there is a majority of independent Directors serving on the Board; and
- the delegation of certain responsibilities to Board committees (of which the chairman is not a member), the Chairman being a member of the Nomination Committee only.

2.3 Nomination Committee

The Nomination Committee is a committee of the Company only, given that Westfield Management and Westfield America Management are each committed to having a common Board of Directors as a result of the stapled structure of the Group.

The Committee comprises the following members:

Name	Position Held	Status
Frank P Lowy, AC	Chairman	Executive Director
David M Gonski, AC	Member	Independent Director
Dean R Wills, AO	Member	Independent Director
Carla M Zampatti, AM	Member	Independent Director

The Committee met once during the Financial Year. All members of the Committee attended that meeting.

The Nomination Committee is responsible for advising the Board on the appointment of suitably qualified directors who are able to meet the needs of the Westfield Group, as well as the ongoing evaluation and review of the performance of the Board. External advisers may from time to time be engaged to access a wide base of potential Directors.

The functions undertaken by the Committee in discharging that responsibility include:

- assessing the skills of current Board members against the collective skill set required by the Board;
- making recommendations to the Board regarding its composition and reviewing the effectiveness of the Board;
- identifying suitable candidates to fill Board vacancies; and
- ensuring the existence of proper succession planning processes and plans for the Board.

A Charter for the Nomination Committee, approved by the Board, appears in the corporate governance section of the westfield.com website.

Recommendations regarding future appointment of additional directors will be made by the Nomination Committee and considered by the Board having regard to:

- the assessment made on the skill set required to discharge the responsibilities of the Board compared with the skills currently represented on the Board;
- the current strategic direction of the Westfield Group and the consequent need to consider skills which may be required in the future; and
- the suitability of available candidates identified following an appropriate search process undertaken in the context of a detailed description of the role and capabilities required for a particular appointment.

Recommendations made by the Nomination Committee will be considered by the Board, which retains an unfettered discretion on the appointment of a Director to fill a casual vacancy or act as an additional director, prior to the formal election of that Director by the members of the Company in general meeting.

2.4 Review of Board and Committees

An induction programme exists for new directors joining the Westfield Group Board to help familiarise them with matters relating to the current issues before the Board. New Board members are provided with the opportunity to experience first hand the operations of the Group and to meet and discuss all aspects of the Group's operations with key members of executive management. As part of the induction program, the Company Secretary provides access to information in areas such as operations, finance, treasury and risk management to assist the new Board member as required.

New Directors receive a letter of appointment which sets out the key terms and conditions on which each Director is appointed. This letter provides that if a Director ceases to be a Director of the Company for any reason, he/she must also resign as a Director of Westfield Management and Westfield America Management. The letter of appointment conforms with the Recommendations of the ASX Corporate Governance Council.

The letter also sets out a procedure by which Directors are able to take independent professional advice at the Group's expense. Directors are encouraged to direct any enquiries or requests for additional information to the Company Secretary, who will facilitate a response to the query and/or provide the Director with the requested information.

On an ongoing basis, Directors are provided with periodic updates on legal and corporate developments, particularly those pertaining to matters relating to the responsibilities of boards and directors generally, changes to the Corporations Act 2001, corporate governance principles, tax and accounting developments and other matters of interest. Management also makes regular presentations to the Board and Board Committees on operational, financial, treasury, legal and tax issues of relevance to the Board.

The Company Secretary is appointed and removed by the Board. The Company Secretary works with the Chairman, the Board and the Board Committees on all governance related issues. All Directors have access to the Company Secretary for the purpose of obtaining information or advice. The office of the Company Secretary also provides secretariat services for each of the Committees. The Committee agendas, paper and minutes are available to all members of the Board.

The Board undertakes ongoing self assessment and review of its performance and of the performance of the Board Committees. Board surveys are conducted on a regular basis in order to establish the views of all Directors on these issues.

During the year, the Committee discussed a range of issues relating to the roles, skills and performance of the Board, its procedures and practices. Overall, the Committee found that the Board has a wide diversity of skills, experience and views and that there are no obvious deficiencies in the collective skill set of the Board. The Committee is of the view that the Board has continued to work in a cohesive, focused and strategic way with Directors actively encouraged to express a full range of views.

Principle 3: Promote ethical and responsible decision-making

3.1 Code of Conduct

Directors' Code of Conduct

The Directors' Code of Conduct covers personal conduct, situations of conflict of interest, confidentiality and director independence. A copy of the Code of Conduct appears in the Corporate Governance section of the westfield.com website.

Compliance Manual

The Westfield Group has developed a Compliance Manual which provides detailed guidance to employees of the Group on the laws applicable in the jurisdiction in which they work and the standards of conduct and the procedures to be adopted to comply with those laws. For example, the Australian Compliance Manual deals with issues such as:

- occupational health and safety;
- trade practices;
- retail tenancy legislation;
- environment;
- Corporations Act and ASX Listing Rules requirements; and
- complaints handling procedures.

The conduct of all the Group's employees is governed by a set of core principles which incorporate the fundamental principles to which employees are expected to adhere when dealing with other staff members, customers and retailers, shareholders and the community. These values include requirements that Westfield staff, at all times:

- welcome a diversity of people;
- create a healthy and safe work environment;
- create an environment that motivates and allows staff to contribute and develop;
- display honest, just and fair management in all dealings with staff;
- meet the commitments of the Westfield Group;
- examine ways to continually improve processes in a manner which adds value;
- provide members with sustainable superior returns on a sustainable basis;
- constantly seek new opportunities and pursue sound growth and earning opportunities;
- conduct our activities in a safe and environmentally responsible manner; and
- contribute expertise and resources to promote positive interaction between all members of the community.

Staff Code of Conduct

Westfield's core principles are supplemented by the Staff Code of Conduct which is issued to all employees at the time of joining the Group and which deals, in broad terms, with issues such as:

- the high standards of personal conduct and ethical behaviour expected of all employees;
- the duty of employees to avoid conflicts of interest which may arise if the employee or any person or entity associated with that employee has a business arrangement or relationship with a Group company outside their normal employment relationship;
- the duty of employees to maintain confidentiality with respect to the Group's information and information provided by our retailers and customers;
- the duty of employees to avoid discrimination against any person; and
- the Group's policy prohibiting harassment in any form.

The Staff Code of Conduct, which is provided to, and acknowledged by, all employees who join Westfield, and the Compliance Manual are each reviewed on a regular basis to ensure they remain current. Compliance seminars to update staff on changes to legal requirements and procedures are conducted on a regular basis and all staff in the relevant divisions are required to attend.

It is the responsibility of each Director and employee to understand the respective Codes of Conduct and other policies applicable to them and to bring to the attention of senior management any conduct or activities which may be in breach of those policies so that a proper investigation can be conducted.

Serious breaches of these policies (including matters such as suspicions of fraud or financial impropriety, auditing issues, improper or unethical behaviour or criminal activities) must be reported immediately to a compliance officer in the relevant country or to the Group Compliance Officer for investigation in accordance with the Group's policies. Where appropriate, the police or other regulatory authority will be informed.

Complaints are treated in a confidential manner. No action of any kind will be taken against a Westfield employee, adviser or contractor who, in good faith, makes an allegation against the Westfield Group, any employee, adviser or contractor, whether or not that complaint is confirmed by subsequent investigation.

Whistleblower Policy

The Whistleblower Policy forms an integral part of Westfield's compliance programme. The policy has been adopted to ensure that concerns regarding unethical, unlawful or improper conduct may be raised without fear of reprisal.

Under the policy, Westfield has appointed Whistleblower Protection Officers in each country in which it operates. Employees are encouraged to report any genuine matter or behaviour that they honestly believe contravenes Westfield's Code of Conduct, policies or the law. Such matters may include any actual or suspected:

- conduct or practices which are illegal or breach any law;
- corrupt activities;
- theft or fraud;
- misleading or deceptive conduct of any kind;
- harm to public health or safety or the health or safety of any Westfield employee.

Westfield will investigate all reported concerns appropriately and will, where applicable, provide feedback regarding the investigation's outcome. Westfield will take any necessary action in response to a report and where no action is taken, an explanation will be provided. Where appropriate, a third party may be engaged to assist in the investigation.

Every six months a report is provided to the Westfield Group's Audit and Compliance Committee summarising the whistleblower activities for the period.

3.2 Security Trading Policy

All Directors and employees are subject to Corporations Act restrictions on buying, selling or subscribing for securities in the Westfield Group or any listed entity in respect of which a Group company is the responsible entity if they are in possession of price sensitive information (i.e. information which a reasonable person would expect to have a material impact on the price or value of the relevant security) which has not been published.

In addition, members of the Board and certain employees within the Westfield Group who have been notified that this policy applies to them are prohibited from trading in Westfield Group securities in certain defined black-out periods, which include the period of preparation of half-year and full-year results.

At any other time, any member of the Board wishing to trade in the Group's securities must obtain a clearance from the Company Secretary.

A summary of the Security Trading Policy appears in the corporate governance section of the westfield.com website.

Principle 4: Safeguard integrity in financial reporting

4.1 Audit and Compliance Committee

Composition

The primary function of the Westfield Group's Audit and Compliance Committee is to ensure that an effective internal control framework exists within the Group, through the establishment and maintenance of adequate internal controls to safeguard the assets of the business and to ensure the integrity and reliability of financial and management reporting systems.

The composition of the Audit and Compliance Committee of each of the Company, Westfield Management and Westfield America Management is identical so that each Committee has the same membership and, for all purposes, act as one "Westfield Group" Committee.

The composition of the Audit and Compliance Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
David M Gonski, AC	Member	Independent Director
Stephen P Johns	Member	Non-Executive Director

The Committee met five times during the Financial Year. Professor Hilmer and Mr Gonski attended all the meetings. Mr Johns attended four of the five meetings.

Biographies of the members of the Audit and Compliance Committee are included in the section on the Board of Directors in this Annual Report.

Compliance officers have been appointed for the Australian, United States, United Kingdom and New Zealand operations of the Group. Those officers are responsible for reviewing and monitoring the efficacy of compliance systems within the Group on an ongoing basis to ensure appropriate measures are in place to educate staff as to their compliance responsibilities and to report to the Audit and Compliance Committee on those matters.

Audit and Compliance Committee Charter

Amongst other things, the Audit and Compliance Committee Charter sets out the objectives and responsibilities of the Audit and Compliance Committee, which are listed below.

The Audit and Compliance Committee assists the Board in fulfilling its corporate governance responsibilities by:

- reviewing and reporting to the Board on the half-year and annual reports and financial statements of the Group;
- making recommendations regarding the appointment, evaluation and removal of the Group's external auditor and reviewing and reporting to the Board on the adequacy, scope and quality of the annual statutory audit and half-year audit review and on the integrity and reliability of the financial statements;
- reviewing the effectiveness of the Group's internal control environment, including the effectiveness of internal control procedures;
- monitoring and reviewing the reliability of financial reporting;
- monitoring and reviewing the compliance of the Group with applicable laws and regulations;
- monitoring the scope of the internal audit function to ensure that its resources are adequate and used effectively, including the co-ordination of the internal and external audit functions; and
- monitoring the adequacy and effectiveness of compliance systems in relation to the legal exposures of the Group.

The Audit and Compliance Committee meets with external auditors at least twice each year (and more frequently if required) to review the adequacy of existing external audit arrangements and the scope of the audit. The internal and external auditors have a direct line of communication at any time to either the chairman of the Audit and Compliance Committee or the chairman of the Board.

The Audit and Compliance Committee reports to the Board after each Committee meeting.

The internal and external auditors, the Group Chief Financial Officer and the Group Compliance Officer are invited to attend Audit and Compliance Committee meetings at the discretion of the Committee. At least annually, the Audit and Compliance Committee meets with the internal auditor and external auditors without management being present.

Charter of Audit Independence

Annexed to the Audit and Compliance Committee Charter is the Charter of Audit Independence. The purpose of this Charter is to ensure that the external auditor carries out the statutory audit function in a manner which is, at all times, demonstrably independent of the Westfield Group.

The Westfield Group recognises that a high quality, independent statutory audit is fundamental to the maintenance of sound corporate governance and to the proper functioning of the capital markets. It is an integral part of the process of providing members with clear, comprehensive and reliable financial information. This Charter reflects the Group's desire to preserve the independence of the statutory audit process.

Under the terms of the Charter the lead audit partner (having primary responsibility for the audit) and the audit partner responsible for reviewing the audit must rotate every five years. The Committee requires that a succession plan be presented to it for approval by the external auditor at least one year before the rotation is due to occur.

The Charter of Audit Independence also sets out some key requirements in the relationship between the external auditor and the Group and defines the scope and value of the non-audit services which may be provided by the external auditor to the Westfield Group without impacting the actual or perceived independence of the external auditor. The Charter also requires an annual confirmation by the external auditor regarding compliance with the terms of the Charter and a variety of other issues which impact the actual and perceived independence of the external auditor.

The Audit and Compliance Committee Charter (incorporating the Audit Independence Charter) appears in the Corporate Governance section of the westfield.com website.

4.3 Compliance Sub-Committee of the Audit and Compliance Committee

Under the Corporations Act, Westfield Management and Westfield America Management, as the responsible entities for Westfield Trust and Westfield America Trust respectively, are required to register a Compliance Plan with ASIC. The Compliance Plan outlines the measures which are to be applied by the responsible entity to ensure compliance with the Corporations Act and the respective Trust's Constitution.

The Compliance Sub-Committee (a sub-committee of the Audit and Compliance Committee) is responsible for monitoring Westfield's compliance with the Compliance Plan and reports on its findings to the Board through the Audit and Compliance Committee.

The members of the Compliance Sub-Committee are Mr J B Studdy AM (Chairman) and Mr S P Johns. Mr Studdy served as a Director on the Board until he retired in May 2007. Mr Studdy is engaged by the Westfield Group as Chairman of the Committee.

The Sub-Committee met four times during the Financial Year. Both members of the Sub-Committee attended each of those meetings.

Principle 5: Make timely and balanced disclosure

5.1 Continuous Disclosure and Communications Policy

Westfield is committed to maintaining a level of disclosure that meets the highest standards and provides all investors with timely and equal access to information.

The Westfield Group's Continuous Disclosure and Communications Policy underlines the Group's commitment to ensuring that the Group's members and the market are provided with high quality, relevant and accurate information regarding its activities in a timely manner and that investors are able to trade in Westfield Group securities in a market which is efficient, competitive and informed as well as ensuring that market participants have an equal opportunity to review and assess information disclosed by the Group.

The Policy includes a vetting and authorisation process so that all disclosures are factual, do not omit material matters and are expressed in a clear and objective manner.

The Continuous Disclosure and Communications Policy appears in the corporate governance section of the westfield.com website.

Principle 6: Respect the rights of members

6.1 Communications with members

The Westfield Group is committed to providing all members with comprehensive, timely and equal access to information about its activities to enable them to make informed investment decisions.

Westfield employs a wide range of communication approaches including direct communications with members, publication of all relevant company information in the Investor Centre section of the westfield.com website, access to market briefings via webcasting and teleconferencing facilities.

The Westfield Group continues to use its website as a means of providing information to members and the broader investment community. A section of this website is dedicated to Westfield's investors. Media releases, investor presentations and interim and full-year financial reports are available for review on the westfield.com website. These announcements, presentations and reports are placed on the website immediately after they have been released to the ASX. An archive of announcements, presentations and reports is retained on the website for at least three years. Members with access to email can, through the westfield.com website, elect to be placed on an email mailing list in order to be sent certain corporate information as it is released.

Also available for review on the westfield.com website are notices of members' meetings and explanatory documents issued by Westfield in respect of those meetings. These are retained on the website for at least three years. The 2007 AGM was broadcast live on the website.

During course of the Financial Year, legislative amendments were effected to enable the Company to make its annual report available online in absence of a Member electing to receive a printed copy. The Group has encouraged members to access the Annual Report online as this assists with the Group's commitment to the environment, as well as having the benefit of reducing costs. Consequently, going forward, a printed copy of the Annual Report will only be sent to those members who have made an election to receive it. Otherwise members will be notified when the Annual Report is available to be accessed online at the westfield.com website. Members have also been encouraged to provide the Group with email addresses so that the Group can notify members when the Annual Report is available and to keep members updated on other member communications.

As the usage and acceptance of electronic communication in the community increases, the Westfield Group is working closely with its share registrar to investigate the potential for increased use of electronic means of communicating with its investors.

Principle 7: Recognise and manage risk

7.1 Risk oversight and management and internal control

The responsibilities of the Board Risk Management Committee are detailed in the Board Risk Management Committee Charter, which is available in the corporate governance section of the westfield.com website.

The objective of the Committee is to assist the Board by monitoring and reviewing the corporate policies for identifying and managing relevant risks associated with the business of the Group and the adequacy of the Group's practices and procedures in implementing those policies. This includes monitoring and reviewing:

(a) the Group's policies regarding risk oversight and risk management which are incorporated in the Enterprise Risk Management Policy and Enterprise Risk Management Framework;

(b) the appropriateness of the Enterprise Risk Management Policy and internal control systems adopted by the Group;

(c) the Group's continuing processes for:

i) the identification of material financial, legal and operational risks associated with the conduct of the business of the Group;

ii) the maintenance of appropriate internal control systems designed to manage key risk areas;

iii) assessing the above matters in conjunction with management and the internal and external auditors; and

iv) monitoring and reporting against compliance with the Enterprise Risk Management Policy and Enterprise Risk Management Framework.

As at the date of this Annual Report, the composition of the Board Risk Management Committee is as set out in the table below:

Name	Position Held	Status
David H Lowy, AM	Chairman	Non-Executive Director
Stephen P Johns	Member	Non-Executive Director
Gary H Weiss	Member	Independent Director

The Committee met three times during the Financial Year. All members of the Committee attended those meetings.

The Charter of the Board Risk Management Committee appears in the corporate governance section of the westfield.com website.

Operating a vertically integrated shopping centre group undertaking ownership, construction, funds and asset management, property management, leasing and marketing inevitably involves risks of various kinds. The Westfield Group's objective is to ensure that those business risks are identified and considered and that, where it is practical and economic, steps are taken to mitigate the impact of any risk which may eventuate.

The Group regards risk management as an essential element in its management processes with linkages to every aspect of the Group's business including the acquisition of new centres, development of existing centres, expansion into new markets, relationships with major tenants and suppliers and treasury and capital management activities.

The Westfield Group's approach to risk management involves:

- pro-actively identifying risk;
- properly assessing and making informed decisions on risk issues;
- ensuring that sound risk management issues are in place; and
- reviewing, as part of its regular business processes, the operation and adequacy of its risk management systems and the assumptions which dictate those systems.

Risk management is aimed at managing the level of risk within parameters which are acceptable to the Group, rather than seeking to eliminate all risks. The Group's risk management systems promote the need for informed and measured decision making on risk issues based on a systematic approach to risk identification, assessment, control, review and reporting.

The Westfield Group Board has adopted an Enterprise Risk Management Policy which is a general statement of the Group's philosophy with respect to risk management practices. The policy also states the responsibilities of various interested parties including the Board, various committees and executives generally. The Enterprise Risk Management Policy operates in conjunction with the Enterprise Risk Management Framework (also adopted by the Board) which outlines the framework adopted by the Group to identify, assess, manage and monitor the various risks inherent in the Group's business.

The Group's implementation of the Enterprise Risk Management Policy and Framework has been undertaken as follows:

- in conjunction with KPMG, each country and the corporate head office (Sydney) identified and assessed relevant risks;
- a profile was created with respect to each risk detailing current controls and planned improvements in those controls;
- each profile is reviewed as part of the budget process or more frequently if a change in circumstance occurs which materially impacts on the Group's assessment of the identified risk;
- planned process improvements are noted in an action register and followed up to ensure appropriate action is taken.

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7.2 Management of material business risks
In addition to the Board Risk Management Committee, there is an Executive Risk Management Committee which comprises the Group Chief Financial Officer, the Group General Counsel, a Deputy Group Chief Financial Officer, the Chief Operating Officers and the Chief Risk Officer. This committee is responsible for:

- assisting in the formulation of all aspects of the risk management process to be adopted by the Group;
- overseeing the implementation of the Group's policies and procedures by management by ensuring that all phases of the process of identification, assessment, control, review and reporting are reflected appropriately in the business processes of the Group;
- ensuring that there is a proper allocation of responsibility for the implementation and conduct of the risk management process as between the Group's management in the various jurisdictions; and
- implementing appropriate systems for confirming compliance with all relevant laws and other regulatory obligations are complied with and for ensuring that the risk management processes of the Group are such that the Group Managing Directors and the Group Chief Financial Officer are able to give those certifications which are required to be given in order to comply with the Corporations Act, applicable accounting standards and the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations.

The Executive Risk Management Committee reports to the Board, through the Board Risk Management Committee, as to the effectiveness of the Group's management of its material risks.

7.3 Executive Chairman, Group Managing Directors and Group Chief Financial Officer Assurance
The Executive Chairman, the Group Managing Directors and the Group Chief Financial Officer confirm in writing to the Board, at the time the financial statements are being considered for approval by the Board, that in all material respects:

- the financial statements present a true and fair view; and
- that this assertion is founded on a sound system of financial risk management and internal compliance and control which implements the policies adopted by the Board; and
- that the Group's financial risk management and internal compliance and control systems are operating efficiently and effectively in all material respects in relation to financial reporting risks.

The Board receives regular reports from management, the Audit and Compliance Committee and the Board Risk Management Committee on areas where there are considered to be significant business risks and on the management of those risks. The internal audit function also monitors these risks and reports to the Audit and Compliance and Board Risk Management Committees.

Principle 8: Remunerate fairly and responsibly
The Group's remuneration policy is designed to attract and retain high calibre directors and senior executives capable of meeting the specific management needs of the Group.

The Group's current remuneration objectives and policies regarding determination of base pay, the short term variable bonus and long term equity-linked incentives are explained in the Remuneration Report which forms part of the Directors' Report.

Details of the remuneration of all Directors, the five executives receiving the highest remuneration and key management personnel within the Group are set out in the Remuneration Report and the Financial Statements.

8.1 Remuneration Committee
The Remuneration Committee is a committee of the Company only, as Westfield Trust and Westfield America Trust, as well as their responsible entities, have no employees.

The composition of the Remuneration Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AC	Member	Independent Director

The Committee met three times during the Financial Year. All members of the Committee attended those meetings.

The Charter of the Remuneration Committee may be viewed on the corporate governance section on the westfield.com website.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the policy for participation by senior executives in equity-linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

8.2 Structure of non-executive directors' remuneration
Fees paid to Non-Executive Directors are determined by the Board, within the current maximum aggregate limit set by members of the Company. Current fees and emoluments are fully disclosed in the Remuneration Report section of the Directors' Report. Directors' fees are reviewed annually by the Remuneration Committee and by the Board taking into consideration the level of fees paid to non-executive directors by companies of a similar size and stature.

Non-Executive Directors are paid their fees in cash. The Non-Executive Directors do not participate in schemes designed for the remuneration of executives, nor do they receive options or bonus payments. The gross fee received by Non-Executive Directors is inclusive of any contribution that the Westfield Group is obliged to pay pursuant to the superannuation guarantee legislation. Non-Executive Directors are not entitled to any payment on retirement or resignation.

In 2007, the Board determined that there be an increase in Non-Executive Directors' remuneration from $150,000 per annum to $175,000 per annum, effective from 1 January 2008. The Deputy Chairman's loading and the fees payable to Directors serving on Committees remain unchanged. Further, the Board resolved to put a resolution to members at the Annual General Meeting of the Company seeking approval for an increase in the pool of funds available for payment of Directors' fees from $1.8 million to $2.5 million.

8.3 Payment of equity-based executive remuneration with thresholds set in plans approved by shareholders
During the course of the Financial Year, executive options issued pursuant to the Westfield Executive Option Plan vested and were exercised by executives. Executive share awards issued pursuant to the Westfield Executive Performance Share Plan also vested and were exercised during the Financial Year.

The Westfield Executive Option Plan and Westfield Executive Performance Share Plan were approved by members of the Company at the 1998 Annual General Meeting. No options or awards have been issued under these plans since 2003. There is no intention to issue any options or awards from these plans in the future. Executives who exercised options and share awards during the Financial Year satisfied all vesting requirements of the Westfield Executive Option Plan and Westfield Executive Performance Share Plan.

Following the Merger, two equity-linked incentive plans, the Executive Deferred Award Plan (EDA Plan) and the Partnership Incentive Plan (PIP Plan) have been introduced to replace the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report.

Although benefits payable under the EDA Plan and PIP Plan are affected by movements in the value of Westfield Group stapled securities and distributions paid on those securities on the vesting of entitlements under these plans, no equity will be issued to participating executives. Implementation of these plans did not require Member approval under the Corporations Act 2001, the ASX Listing Rules or any other relevant legislation.

The Board has adopted a Hedging of Executive Awards Policy that prohibits executives who participate in the Group's equity-linked performance plans from entering into hedging arrangements or other derivative transactions in respect of outstanding benefits (whether or not those benefits are subject to unsatisfied performance hurdles) under those plans.

The primary purpose of the prohibition is to ensure that at all times until the awards mature, there is a complete alignment between the interests of the Group and its security holders and the interests of the executive. That alignment potentially ceases if the executive's economic interest in the award is hedged, with the effect that the executive is not affected or is affected to a lesser extent by the positive or negative movement in the value of the Group's securities. This policy can be accessed in the corporate governance section of the Westfield website.

Prior to the Merger, the Group had altered the nature of its long terms incentive plans from market priced options to zero priced options in the Company.

That position has been maintained post Merger with the EDA and PIP Plans both of which are synthetic plans which simulate the grant, for zero consideration, of securities in the Westfield Group. On vesting of an EDA or PIP award, the executive receives a cash payment equal to the aggregate of distributions and capital growth of a Westfield Group security over the life of the award. The cash proceeds are taxed in the hands of the executive as ordinary income in the year of receipt.

The fundamental reason why the EDA and PIP awards are cash settled rather than equity settled is that tax laws previously in force did not provide the same exemptions for options over trust units as existed over shares in listed companies. However, in 2007 the Federal Government introduced legislation to correct this position with regard to stapled securities where the shares of a company are stapled to units in a trust.

As a result of this change, the Group conducted a further review of its existing incentive plans and, as a result of that review, the Group is proposing to seek member approval at the Annual General Meeting of the Company in May 2008 to replace the EDA and PIP Plans with zero priced performance rights plans ("Performance Right Plans"). Essentially the Performance Rights Plans will function in the same manner as the EDA and PIP Plans except that entitlements will be satisfied by the issue or transfer of a Westfield Group security to the plan participant on maturity or vesting of the right (as opposed to the payment of a cash amount).

If members do not approve the introduction of the Performance Right Plans, the EDA Plan and PIP Plan will continue in their current form.

Further details of the proposed Performance Right Plans will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting of the Company to be held on 23 May 2008.

ASX CORPORATE GOVERNANCE COUNCIL

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 1:	**Lay solid foundations for management and oversight**		
1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Corporate Governance Statement – section 1.1	Y
1.2	Companies should disclose the process for evaluating the performance of senior executives.	Corporate Governance Statement – sections 1.2 and 1.3	Y
1.3	Companies should provide the following information:		
	– an explanation of any departure from Recommendations 1.1, 1.2 or 1.3;	N/A	
	– whether a performance evaluation for senior executives has taken place in the reporting period and whether it was in accordance with the process disclosed.	Corporate Governance Statement – section 1.3	Y
	A statement of matters reserved for the board, or the board Charter or the statement of areas of delegated authority to senior executives should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section.	The Board Charter can be found at www.westfield.com	Y
Principle 2:	**Structure the board to add value**		
2.1	A majority of the board should be independent directors.	Corporate Governance Statement – section 2.1	Y
2.2	The chair should be an independent director.	Corporate Governance Statement – section 2.2	N
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Corporate Governance Statement – section 2.2	N
2.4	The board should establish a nomination committee	Corporate Governance Statement – section 2.3	Y
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Corporate Governance Statement – sections 2.3 & 2.4	Y

Corporate Governance Statement (continued)

ASX CORPORATE GOVERNANCE COUNCIL (CONTINUED)

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
2.6	Companies should provide the following information in the corporate governance statement of the annual report:	Corporate Governance Statement	
	– the skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report;	Section 2.1 (& Director's Biographies)	Y
	– the names of the directors considered by the board to constitute independent directors and the company's materiality thresholds;	Section 2.1	Y
	– the existence of any of the relationships listed in Box 2.1 (i.e. relationships affecting the independent status of a director) and an explanation of why the board considers a director to be independent notwithstanding the existence of those relationships;	Section 2.1	Y
	– a statement as to whether there is a procedure agreed by the board for directors to take independent professional advice at the expense of the company;	Section 2.4	Y
	– the period of office held by each director in office at the date of the annual report;	Section 2.1	Y
	– the names of members of the nomination committee and their attendance at meetings of the committee;	Section 2.3	Y
	– whether a performance evaluation for the board, its committees and directors has taken place in the reporting period and whether it was in accordance with the process disclosed;	Section 2.4	Y
	– an explanation of any departures from Recommendations 2.1, 2.2, 2.3, 2.4, 2.5 or 2.6.	Section 2.2	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:		
	– a description of the procedure for the selection and appointment of new directors and the re-election of incumbent directors;	Sections 2.3 & 2.4	Y
	– the Charter of the nomination committee or a summary of the role, rights, responsibilities and membership requirements for that committee; – the board's policy for the nomination and appointment of directors.	The Charter of the Nomination Committee can be found at www.westfield.com	Y
Principle 3:	**Promote ethical and responsible decision making**		
3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to:	Corporate Governance Statement – section 3.1	Y
	– the practices necessary to maintain confidence in the company's integrity; – the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; – the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	The Directors' Code of Conduct can be found at www.westfield.com	Y
3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees and disclose the policy or a summary of that policy.	Corporate Governance Statement – section 3.2	Y
3.3	Companies should provide the following information:		
	– an explanation of any departures from Recommendations 3.1, 3.2 or 3.3.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – any applicable code of conduct or a summary; – the trading policy or a summary.	The Directors' Code of Conduct and Security Trading Policy can be found at www.westfield.com	Y
Principle 4:	**Safeguard integrity in financial reporting**		
4.1	The board should establish an audit committee.	Corporate Governance Statement – section 4.1	Y
4.2	The audit committee should be structured so that it: – consists only of non-executive directors; – consists of a majority of independent directors; – is chaired by an independent chair, who is not chair of the board; – has at least three members.	Corporate Governance Statement – section 4.1	Y
4.3	The audit committee should have a formal charter	Corporate Governance Statement – section 4.1	Y
4.4	Companies should provide the following information: – the names and qualifications of those appointed to the audit committee and their attendance at meetings of the committee; – the number of meetings of the audit committee;	Corporate Governance Statement – section 4.1	Y
	– an explanation of any departures from Recommendations 4.1, 4.2, 4.3 or 4.4.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – the audit committee Charter; – information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.	The Audit and Compliance Committee Charter and the Charter of Audit Independence can be found at www.westfield.com	Y

ASX CORPORATE GOVERNANCE COUNCIL (CONTINUED)

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 5:	**Make timely and balanced disclosure**		
5.1	Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at senior level for that compliance and disclose those policies or a summary of those policies.	Corporate Governance Statement – section 5.1	Y
5.2	An explanation of any departures from Recommendations 5.1 or 5.2 should be included in the corporate governance statement in the annual report.	N/A	
	The policies or a summary of those policies designed to guide compliance with Listing Rule disclosure requirements should be made publicly available, ideally by posting them to the company's website in a clearly marked corporate governance section.	The Continuous Disclosure and Communications Policy can be found at www.westfield.com	Y
Principle 6:	**Respect the rights of shareholders**		
6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Corporate Governance Statement – section 6.1	Y
6.2	An explanation of any departure from Recommendations 6.1 or 6.2 should be included in the corporate governance statement in the annual report.	N/A	
	The company should describe how it will communicate with its shareholders publicly, ideally by posting this information on the company's website in a clearly marked corporate governance section.	The Continuous Disclosure and Communications Policy can be found at www.westfield.com	Y
Principle 7:	**Recognise and manage risk**		
7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Corporate Governance Statement – section 7.1	Y
7.2	The board should require management to design and implement the risk management and internal control system to manage the company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company's management of its material business risks.	Corporate Governance Statement – section 7.2	Y
7.3	The board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 259A of the Corporations Act is founded on a sound system or risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Corporate Governance Statement – section 7.3	Y
7.4	The following material should be included in the corporate governance statement in the annual report:		
	– an explanation of any departures from Recommendations 7.1, 7.2 or 7.3;	N/A	
	– whether the board has received the report from management under Recommendation 7.2; – whether the board has received assurance form the chief executive officer (or equivalent) and the chief financial officer, (or equivalent) under Recommendation 7.3.	Corporate Governance Statement – sections 7.2 & 7.3	Y
Principle 8:	**Remunerate fairly and responsibly**		
8.1	The board should establish a remuneration committee.	Corporate Governance Statement – section 8.1	Y
8.2	Companies should clearly distinguish the structure of non–executive directors' remuneration from that of executive directors and senior executives.	Corporate Governance Statement – section 8 Remuneration Report	Y
8.3	The following material or a clear cross reference to the location of the material should be included in the corporate governance statement in the annual report: – the names of the members of the remuneration committee and their attendance at meetings of the committee; – the existence and terms of any schemes for retirement benefits, other than superannuation, for non–executive directors;	Corporate Governance Statement – section 8.1 and cross reference to Remuneration Report	Y
	– an explanation of any departures from Recommendation 8.1, 8.2 or 8.3.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – the Charter of the remuneration committee or a summary of the role, rights, responsibilities and membership requirements for that committee; – a summary of the company's policy on prohibiting the entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under any equity–based remuneration schemes.	The Charter of the Remuneration Committee and the Hedging Policy can be found at www.westfield.com	Y

* the reference refers to the corresponding paragraph in the Corporate Governance Statement or to the Directors' Report.

The Westfield Group website is being re-designed and will be launched in the near future. The new look website includes more information about the Westfield Group in particular more information about our recent development activity.

Please visit our website at www.westfield.com/corporate.

For ease of navigation, the new site map information below will be reorganised by subject.

Westfield Group Website – Site Map

About Westfield Group
- Group Overview
- History
- Board of Directors
- Management
- Governance
- Environment & Community
- Corporate Offices

News & Announcements
- Media Release
- ASX Announcements
- Presentation & Briefings
- Annual Reports
- Financial Results
- Calendar

Property Portfolio
- Australia
- New Zealand
- United Kingdom
- United States of America
- New Developments

Investor Services
- Security Price
- WDC Securityholding Information
- Guide for New Investors
- American Depositary Receipt Program (ADR)
- Register for E-News
- Frequently Asked Questions
- Contact Investor Services

Careers
- Australia
- New Zealand
- United Kingdom
- United States

Electronic Information

By becoming an electronic investor and registering your email address, you can receive via email Group news and announcements, dividend/distributions statements, taxation statements and annual reports.

Secure Access to Your Securityholding

Details 24 Hours a Day

Online – You can go to *www.westfield.com/corporate/investor* to access your securityholding information as well as extensive information on the Group including the latest press releases, results announcements, presentations and more.

To view your securityholding, you will need your SRN/HIN and you will be asked to verify your postcode (inside Australia) or your country of residence (outside Australia).

Phone – You can confirm your holding balance, request forms and access distribution and trading information by phoning 1300 132 211 then, pressing 2.

You may be asked to enter your SRN/HIN.

Westfield Group Securities

Westfield Group securities commenced trading on the the ASX on 5 July 2004 under the code 'WDC'.

A Westfield Group stapled security comprises;

- one Westfield Holdings share;
- one Westfield Trust unit;
- one Westfield America Trust unit;

and trade together as one security.

Westfield Group Distribution Details

Your interim distribution will be paid at the end of August and your final distribution paid at the end of February. Details of the 2007 year distribution are provided in the table below. To ensure timely receipt of your distribution, please consider the following:

Direct Credit

You can receive your distribution payment efficiently and safely by having it direct credited to your bank account. If you wish to register for direct credit, please complete the form and return it to the registry. This form can be downloaded from *www.westfield.com/corporate/investor* or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote).

Distribution Reinvestment Plan (DRP)

The Westfield Group DRP was introduced in February 2005. You can elect to participate in the DRP by completing a DRP form, which can be downloaded from *www.westfield.com/corporate/investor* or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote).

Listing

Australian Securities Exchange – Code: WDC

	Ordinary Securities	DRP Securities
Dividends/distributions for the year ended 31 December 2007	106.50	35.89
Interim dividend/distribution paid on 31 August 2007	**53.25**	**35.89**
Dividend in respect of a Westfield Holdings share	n/a	n/a
Distribution in respect of a Westfield Trust unit	29.00	19.55
Distribution in respect of a Westfield America Trust unit	24.25	16.34
Final dividend/distribution paid on 29 February 2008	**53.25**	**0.00**
Dividend in respect of a Westfield Holdings share	10.00	0.00
Distribution in respect of a Westfield Trust unit	23.00	0.00
Distribution in respect of a Westfield America Trust unit	20.25	0.00

Tax File Number (TFN)
You are not required by law to provide your Tax File Number, Australian Business Number or Exemption.

However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 46.5% for Australian resident members, may be deducted from distributions paid to you. If you have not supplied this information and wish to do so, please advise our Registry or your sponsoring broker.

Annual Tax Statement and 2008 Tax Guide
The Annual Tax Statement and Tax Guide are dispatched to securityholders every year in July.

Copies of historic statements are also available at *www.westfield.com/corporate/investor.*

Unpresented Cheques & Unclaimed Funds
If you believe you have unpresented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry will be able to do a search going back seven years, before this period, you would need to contact the NSW Office of State Revenue. If you believe you have unclaimed money please refer to the NSW Office of State Revenue website at www.osr.nsw.gov.au, where you can search for your funds and make a claim to recover your funds online.

Australian Capital Gains Tax considerations
A Westfield Group stapled security comprises three separate assets for capital gains tax purposes. For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis. One possible method of apportionment is on the basis of the relative Net Tangible Assets (NTAs) of the individual entities.

These are set out by entity in the table below.

American Depositary Receipts (ADR)
Westfield Group established its ADR program in November 2006 providing a tradeable security in the United States.

Details of the ADR program are available on our website at *www.westfield.com/corporate/investor.*

Contact Details
All changes of name, address, tax file number, payment instructions and document requests should be passed to the Registry.

Principle Share Registry Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001
Telephone 1300 132 211
International +61 3 9415 4070
Facsimile +61 3 9473 2500
web.queries@computershare.com.au

All other queries are best directed to Westfield Group Investor Relations:

Level 24, 100 William Street
Sydney NSW 2011, Australia
GPO Box 4004
Sydney NSW 2001
Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
investor@au.westfield.com
www.westfield.com/corporate

Investor Feedback
If you have any complaints or feedback, please direct these in writing to Westfield Group Investor Relations at GPO Box 4004, Sydney NSW 2001.

Westfield Group Calendar

February
- Full Year Results released
- Income distribution for six months ending December

March
- Annual Report released

May
- Annual General Meeting
- First Quarter update

July
- Annual Tax Statements released

August
- Half Year Results released
- Income distribution for the six months ending June

October
- Half Year Review released

November
- Third Quarter update

Relative Net Tangible Assets (NTA) of entities in Westfield Group	31-Dec-05	30-Jun-06	31-Dec-06	31-Dec-07
Westfield Holdings	8.05%	8.02%	7.38%	8.07%
Westfield Trust	51.66%	54.90%	58.43%	62.46%
Westfield America Trust	40.29%	37.08%	34.19%	29.47%

Members' Information

FOR THE YEAR ENDED 31 DECEMBER 2007

	Twenty Largest Holders of Stapled Securities in Westfield Group [1]	Number of Securities	% of Issued Securities
1	HSBC Custody Nominees (Australia) Limited	401,972,403	20.70
2	J P Morgan Nominees Australia Limited	306,627,790	15.79
3	National Nominees Limited	234,489,015	12.07
4	Citicorp Nominees Pty Limited	108,020,763	5.56
5	Cordera Holdings Pty Limited	100,724,953	5.19
6	ANZ Nominees Limited <Cash Income A/C>	58,664,422	3.02
7	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,517,724	2.03
8	Cogent Nominees Pty Limited	39,230,313	2.02
9	AMP Life Limited	35,886,894	1.85
10	Cogent Nominees Pty Limited <SMP Account>	23,056,007	1.19
11	Queensland Investment Corporation	18,924,676	0.97
12	Bond Street Custodians Limited <ENH Property Securities A/C>	17,345,020	0.89
13	Franley Holdings Pty Limited	16,975,434	0.87
14	UBS Nominees Pty Ltd <116C A/C>	13,440,000	0.69
15	Perpetual Trustee Company Limited	12,738,784	0.66
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	10,750,830	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	9,764,953	0.50
18	Bond Street Custodians Limited <Property Securities A/C>	9,676,664	0.50
19	Mr Frank P Lowy	8,817,391	0.45
20	Citicorp Nominees Pty Limited <CFSIL CFS WS INDX Prop A/C>	8,246,619	0.42
		1,474,870,655	**75.92**

[1] Ordinary shares in the Company were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the ASX under the code WDC.

Voting Rights

The Company: At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust and Westfield America Trust: At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	No. of Options [1]	No. of Option Holders	No. of Stapled securities [2]	No. of Security-holders	% of securities in each Category
1–1,000	2,415	2	32,639,167	65,374	1.68
1,001–5,000	5,000	1	121,515,205	56,485	6.26
5,001–10,000	10,000	1	43,004,094	6,265	2.21
10,001–100,000	222,550	5	76,467,810	3,315	3.94
100,001 and over	531,029	2	1,668,576,561	288	85.91
Total	**770,994**	**11**	**1,942,202,837**	**131,727**	**100.00**

As at 28 February 2008, 3,034 members held less than a marketable parcel of quoted securities in the Westfield Group.

The number of options on issue include options on issue by each of the Company, Westfield Trust and Westfield America Trust. Under the stapling arrangements each entity is required to issue securities on the exercise of options in one of the other entities.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of the Company. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 28 February 2008 is 28,432,203

[2] Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,025,287,200 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
Barclay's Group	97,541,941
Commonwealth Bank of Australia	97,098,630

82-35029

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate


EMAS

As part of the Group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2007.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

DESIGN: MONCHOCREATIVE.COM.AU
PRODUCTION: COMPUTERSHARE

WESTFIELD GROUP ANNUAL REPORT 2007

westfield.com/corporate

82-35029



Westfield Trust
Financial Report
31 December 2007

Westfield Management Limited ABN 41 001 670 579
AFSL No. 230329 as responsible entity of **Westfield Trust** ARSN 090 849 746

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate



EMAS

As part of the Westfield Group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF), and is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007"

TYPESETTING: MONOCHROCREATIVE.COM.AU PRODUCTION: COMPUTERSHARE

82-35029

Financial Report

WESTFIELD TRUST

For the financial year ended 31 December 2007

Contents

2	Income Statement
3	Balance Sheet
4	Statement of Changes in Equity
5	Cash Flow Statement
6	Notes to the Financial Statements
46	Directors' Declaration
47	Independent Audit Report
48	Directors' Report
50	Corporate Governance Statement
51	Members' Information

Income Statement

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Revenue and other income					
Property revenue	3	**1,549.6**	1,490.5	**598.8**	543.8
Property revaluations	11	**1,398.5**	3,386.4	**503.6**	1,400.7
Distributions from subsidiaries and other investments		**-**	-	**635.6**	603.9
		2,948.1	4,876.9	**1,738.0**	2,548.4
Share of after tax profits of equity accounted entities					
Property revenue		**113.2**	102.4	**-**	-
Property revaluations		**157.5**	300.8	**-**	-
Property expenses and outgoings		**(32.9)**	(30.3)	**-**	-
Interest and tax expense		**0.4**	(1.5)	**-**	-
	12(b)	**238.2**	371.4	**-**	-
Foreign currency exchange gain		**98.8**	-	**117.7**	-
Net profit on realisation of assets	4	**30.2**	10.8	**3.8**	9.5
Interest income		**65.1**	48.0	**56.7**	37.2
Total revenue and other income		**3,380.4**	5,307.1	**1,916.2**	2,595.1
Expenses					
Property expenses and outgoings		**(418.0)**	(397.9)	**(163.8)**	(140.1)
Property and funds management costs		**(17.0)**	(11.8)	**(10.1)**	(9.4)
Corporate costs		**(4.9)**	(7.6)	**(2.0)**	(19.0)
Foreign currency exchange loss		**-**	(111.0)	**-**	(96.4)
Currency derivatives		**10.3**	14.1	**(1.6)**	14.1
		(429.6)	(514.2)	**(177.5)**	(250.8)
Financing costs	5	**(349.0)**	(331.8)	**(278.0)**	(277.7)
Total expenses		**(778.6)**	(846.0)	**(455.5)**	(528.5)
Profit before tax expense and minority interests		**2,601.8**	4,461.1	**1,460.7**	2,066.6
Tax expense	6(a)	**(71.9)**	(137.9)	**-**	-
Profit after tax expense for the period		**2,529.9**	4,323.2	**1,460.7**	2,066.6
Less: net profit attributable to minority interests		**(22.8)**	(53.1)	**-**	-
Net profit attributable to members of Westfield Trust ("WT")		**2,507.1**	4,270.1	**1,460.7**	2,066.6

	Note	31 Dec 07	31 Dec 06
		cents	cents
Basic earnings per unit	7	**134.47**	241.08
Diluted earnings per unit	7	**127.09**	227.54
		$million	$million
Final Distribution proposed	23	**446.7**	335.4
Interim Distribution paid	23	**517.1**	513.0
Total Distribution		**963.8**	848.4
Weighted average number of units entitled to distribution at 31 December (millions)		**1,863.3**	1,763.8
6 months ended 31 December			
Distribution proposed per ordinary unit (cents)		**23.00**	18.96
Distribution proposed per Distribution Reinvestment Plan ("DRP") unit (cents)		**-**	12.57
6 months ended 30 June			
Distribution paid per ordinary unit (cents)		**29.00**	29.17
Distribution paid per DRP unit (cents)		**19.55**	19.66

Balance Sheet

82-35029

AS AT 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Current assets					
Cash and cash equivalents	22(a)	**90.5**	65.1	**35.9**	30.2
Trade receivables		**16.3**	8.6	**4.7**	2.5
Derivative assets	8	**36.5**	1.5	**28.3**	3.6
Receivables	9	**2,515.0**	476.6	**2,607.4**	644.7
Prepayments and deferred costs	10	**49.1**	46.6	**32.9**	28.2
Total current assets		**2,707.4**	598.4	**2,709.2**	709.2
Non current assets					
Investment properties	11	**21,674.1**	20,473.3	**8,394.7**	7,681.4
Equity accounted investments	12(a)	**1,625.7**	1,460.9	**–**	–
Other investments	13	**1,168.8**	1,313.5	**13,814.4**	13,366.2
Derivative assets	8	**283.9**	83.2	**269.3**	81.1
Prepayments and deferred costs	10	**128.7**	129.1	**71.3**	65.8
Total non current assets		**24,881.2**	23,460.0	**22,549.7**	21,194.5
Total assets		**27,588.6**	24,058.4	**25,258.9**	21,903.7
Current liabilities					
Payables	14	**1,658.5**	498.8	**1,463.7**	343.7
Interest bearing liabilities	15	**1,068.3**	1,836.4	**1,018.3**	1,836.4
Derivative liabilities	17	**43.9**	17.0	**36.0**	11.6
Total current liabilities		**2,770.7**	2,352.2	**2,518.0**	2,191.7
Non current liabilities					
Interest bearing liabilities	15	**4,785.4**	6,698.1	**3,243.0**	5,187.0
Other financial liabilities	16	**1,690.7**	398.8	**1,690.7**	398.8
Deferred tax liabilities	6(b)	**417.1**	354.7	**–**	–
Derivative liabilities	17	**291.8**	149.5	**364.7**	197.6
Total non current liabilities		**7,185.0**	7,601.1	**5,298.4**	5,783.4
Total liabilities		**9,955.7**	9,953.3	**7,816.4**	7,975.1
Net assets		**17,632.9**	14,105.1	**17,442.5**	13,928.6
Equity attributable to members of WT					
Contributed equity	18(b)	**8,033.8**	6,088.0	**8,033.8**	6,088.0
Reserves	20	**193.4**	279.9	**5,559.3**	4,599.4
Retained profits	21	**9,215.3**	7,560.7	**3,849.4**	3,241.2
Total equity attributable to members of WT		**17,442.5**	13,928.6	**17,442.5**	13,928.6
Equity attributable to minority interests					
Contributed equity		**94.0**	94.0	**–**	–
Retained profits		**96.4**	82.5	**–**	–
Total equity attributable to minority interests		**190.4**	176.5	**–**	–
Total Equity		**17,632.9**	14,105.1	**17,442.5**	13,928.6

Statement of Changes in Equity

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Changes in equity attributable to members of WT					
Opening balance of equity		**13,928.6**	10,235.4	**13,928.6**	10,235.4
Movements in contributed equity					
Pro-rata entitlement offer	18(b)	**1,769.7**	–	**1,769.7**	–
Distribution reinvestment plan	18(b)	**153.7**	171.4	**153.7**	171.4
Conversion of options	18(b)	**48.3**	48.2	**48.3**	48.2
Costs associated with the pro-rata entitlement offer	18(b)	**(25.9)**	–	**(25.9)**	–
Movement in foreign currency translation reserve					
Net exchange difference on translation of foreign operations [(i)]	20(a)	**(2.1)**	3.1	–	–
Movement in asset revaluation reserve					
Revaluation increment (decrement) [(i)(ii)]	20(b)	**(84.4)**	97.8	**959.9**	2,304.4
Movement in retained profits					
Distributions paid	23(b)	**(852.5)**	(897.4)	**(852.5)**	(897.4)
Net adjustments recognised directly in equity		**1,006.8**	(576.9)	**2,053.2**	1,626.6
Net profit attributable to members of WT [(i)(ii)]		**2,507.1**	4,270.1	**1,460.7**	2,066.6
Closing balance of equity attributable to members of WT		**17,442.5**	13,928.6	**17,442.5**	13,928.6
Changes in equity attributable to minority interests					
Opening balance of equity		**176.5**	131.8	–	–
Net profit attributable to external minority interests		**22.8**	53.1	–	–
Distributions paid or provided for		**(8.9)**	(8.4)	–	–
Closing balance of equity attributable to minority interests		**190.4**	176.5	–	–
Total Equity		**17,632.9**	14,105.1	17,442.5	13,928.6

(i) Total consolidated income and expenses for the period attributable to members of WT, including amounts recognised directly in equity, is $2,420.6 million (31 December 2006: $4,371.0 million), being profit after tax expense for the period of $2,507.1 million (31 December 2006: $4,270.1 million), revaluation decrement recognised in reserves of $84.4 million (31 December 2006 increment: $97.8 million) and the net exchange loss on translation of foreign operations of $2.1 million (31 December 2006 gain: $3.1 million).

(ii) For the Parent Entity total income and expenses for the period, including amounts recognised directly in equity, is $2,420.6 million (31 December 2006: $4,371.0 million), being profit after tax expense for the period of $1,460.7 (31 December 2006: $2,066.6 million) and revaluation increment recognised in reserves of $959.9 million (31 December 2006: $2,304.4 million).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated		Parent Entity	
		31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**1,706.4**	1,636.8	**683.2**	607.6
Payments in the course of operations (including GST)		**(461.7)**	(451.6)	**(213.9)**	(183.6)
Distributions received from subsidiaries and equity accounted entities		**69.7**	63.0	**693.8**	541.3
Goods and services taxes paid		**(137.8)**	(111.4)	**(47.1)**	(43.0)
Net cash flows from operating activities	22(b)	**1,176.6**	1,136.8	**1,116.0**	922.3
Cash flows from investing activities					
Payments for the acquisition of property investments		**(110.6)**	(132.0)	**(89.1)**	(55.4)
Payments of capital expenditure for property investments		**(620.9)**	(491.2)	**(392.1)**	(433.3)
Payments for the purchases of other investments		**(46.4)**	(454.8)	**(46.4)**	(677.4)
Proceeds from the sale of property investments		**938.6**	37.7	**717.5**	28.1
Proceeds from the sale of other investments		**136.4**	–	**136.4**	–
Net payments for investments in equity accounted entities		**(8.3)**	(192.0)	**-**	-
Net cash flows from (used in) investing activities		**288.8**	(1,232.3)	**326.3**	(1,138.0)
Cash flows from financing activities					
Proceeds from the issuance of securities		**1,942.8**	198.3	**1,942.8**	198.3
Payment for costs associated with pro-rata entitlement offer		**(20.2)**	–	**(20.2)**	–
Net proceeds from (repayments of) interest bearing liabilities		**(1,862.8)**	641.1	**(241.4)**	652.0
Proceeds from the issuance of property-linked notes		**1,262.9**	–	**1,262.9**	-
Financing costs		**(502.4)**	(507.1)	**(275.2)**	(407.2)
Interest received		**69.3**	29.1	**61.6**	25.0
Distributions paid	23(b)	**(852.5)**	(897.4)	**(852.5)**	(897.4)
Distributions paid by controlled entities to minority interests		**(8.7)**	(8.1)	**-**	–
Loans repaid by (paid to) related entities		**(1,468.3)**	654.1	**(3,314.6)**	654.1
Net cash flows (used in) from financing activities		**(1,439.9)**	110.0	**(1,436.6)**	224.8
Net increase in cash and cash equivalents held		**25.5**	14.5	**5.7**	9.1
Add opening cash and cash equivalents brought forward		**65.1**	50.4	**30.2**	21.1
Effects of exchange rate changes on cash and cash equivalents		**(0.1)**	0.2	**-**	–
Cash and cash equivalents at the end of the year	22(a)	**90.5**	65.1	**35.9**	30.2

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

Note	Description	Page
1	Basis of preparation of the Financial Report	7
2	Summary of significant accounting policies	7
3	Property revenue	10
4	Net profit on realisation of assets	10
5	Financing costs	10
6	Taxation	10
7	Earnings per unit	11
8	Derivative assets	11
9	Receivables	11
10	Prepayments and deferred costs	12
11	Investment properties	12
12	Details of equity accounted investments	13
13	Other investments	14
14	Payables	14
15	Interest bearing liabilities	14
16	Other financial liabilities	15
17	Derivative liabilities	16
18	Contributed equity	16
19	Share based payments	17
20	Reserves	20
21	Retained profits	20
22	Cash and cash equivalents	20
23	Distributions	20
24	Lease commitments	21
25	Capital expenditure commitments	21
26	Contingent liabilities	21
27	Segment information	22
28	Capital risk management	23
29	Financial risk management	23
30	Interest rate risk management	24
31	Exchange rate risk management	26
32	Credit and liquidity risk management	28
33	Financial risk – Parent Entity	28
34	Interest bearing liabilities, interest and derivative cash flow maturity profile	28
35	Fair value of financial assets and liabilities	29
36	Auditor's remuneration	29
37	Related party disclosures	30
38	Remuneration of Key Management Personnel	32
39	Details of controlled entities, proportionately consolidated and equity accounted entities	44
40	Subsequent events	45

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of Westfield Trust ("WT") for the year ended 31 December 2007 was approved in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT ("Responsible Entity") on 14 March 2008.

The nature of the operations and principal activities of WT are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by WT and its controlled entities (collectively referred to as "the Group") for the year ended 31 December 2007. The directors have assessed the impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follow:

- AASB 8 Operating Segments, AASB 101 Presentation of Financial Statements and AASB 123 Borrowing Costs which are applicable for annual reporting periods beginning on or after 1 January 2009; and
- AASB 2007-4: Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments which is applicable for annual reporting period beginning on or after 1 July 2007.

These standards will not impact the amounts recognised in the financial statements.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, other investments and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

(d) Adoption of new accounting standards

The Group has adopted AASB 7 Financial Instruments: Disclosures, AASB 101 Presentation of Financial Statements and all consequential amendments which became applicable on 1 January 2007. The adoption of these standards has only affected the disclosure in these financial statements. These standards have not affected the amounts recognised in the income statement or the balance sheet of the entity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Listed Property Trust Units

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield America Trust ("WAT") and WT. The securities trade as one security on the Australian Stock Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

(b) Consolidation and classification

The consolidated financial report comprises the financial statements and notes to the financial statements of WT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and Subsidiaries are collectively referred to as the economic entity known as the Group. Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interest for the period 1 January to 31 December 2007 represents interests in Carindale Property Trust ("CPT") not held by the Group.

i) Synchronisation of Financial Year

By an order dated 5 November 2001, made by Australian Securities and Investment Commission ("ASIC") pursuant to subsection 340(1) of the Act, the Directors of the Responsible Entity have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial year of the controlled entity CPT, coincides with the financial year of the Parent Entity.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Entity being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

(c) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

82-35029

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Investment properties (continued)

i) Shopping centre investments (continued)

Initially, shopping centre investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each shopping centre investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, anticipated maintenance costs, appropriate discount rate and make reference to market evidence of transaction prices for similar properties.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of new and existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(d) Other investments

Other investments are designated investments available for sale. Other investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value.

Gains or losses on available for sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Entity and its Australian subsidiaries is Australian dollars. The functional currency of the New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheet of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

On consolidation, exchange differences and the related tax effect on foreign currency denominated loans, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(f) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(g) Expenses

Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation

i) Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

   Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

ii) Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

   Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(i) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the associated financing costs are capitalised.

Refer to Note 2(m) for other items included in financing costs.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(l) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

(m) Derivative and other financial instruments

The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program and are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements are not met in all circumstances. As a result, all derivatives instruments, other than cross currency swaps that hedge net investments in foreign operations, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve. Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectability of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

ii) Financial liabilities

Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include property linked notes and convertible notes. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is fair valued through the income statement.

The fair value of property linked notes are determined by reference to the fair value of the underlying linked property investments. The fair value of convertible notes are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 16.

(n) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(o) Earnings per unit

Basic earnings per unit is calculated as net profit attributable to members divided by the weighted average number of ordinary units. Diluted earnings per unit is calculated as net profit attributable to members divided by the weighted average number of ordinary units and dilutive potential ordinary units.

(p) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 3 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,567.3**	1,508.7	**606.7**	549.8
Amortisation of tenant allowances	**(17.7)**	(18.2)	**(7.9)**	(6.0)
	1,549.6	**1,490.5**	**598.8**	**543.8**
NOTE 4 NET PROFIT ON REALISATION OF ASSETS				
Revenues from asset sales	**938.6**	37.7	**717.5**	28.1
Carrying value of assets sold and capital costs written off	**(908.4)**	(26.9)	**(713.7)**	(18.6)
	30.2	10.8	**3.8**	9.5
NOTE 5 FINANCING COSTS				
Gross financing costs (excluding net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting)				
– Interest bearing liabilities	**(345.8)**	(405.2)	**(65.9)**	(304.4)
– Other financial liabilities	**(14.9)**	(18.9)	**(14.9)**	(18.9)
Related party borrowing costs	**(18.7)**	(87.3)	**(196.7)**	(87.3)
Financing costs capitalised	**17.1**	15.1	**5.8**	11.4
Financing costs	**(362.3)**	(496.3)	**(271.7)**	(399.2)
Finance lease interest expense	**(2.4)**	(2.4)	**–**	–
Net fair value gain on interest rate hedges that do not qualify for hedge accounting	**185.7**	203.8	**163.7**	158.4
Interest expense on other financial liabilities	**(64.0)**	–	**(64.0)**	–
Net fair value loss on other financial liabilities	**(106.0)**	(36.9)	**(106.0)**	(36.9)
	(349.0)	(331.8)	**(278.0)**	(277.7)
NOTE 6 TAXATION				
(a) Tax expense				
Current - underlying tax	**–**	–	**–**	–
Deferred tax - benefit from the reduction of tax rates	**34.6**	–	**–**	–
Deferred tax	**(106.5)**	(137.9)	**–**	–
	(71.9)	(137.9)	**–**	–

The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the income statement as follows:

	Consolidated 31 Dec 07	Consolidated 31 Dec 06	Parent Entity 31 Dec 07	Parent Entity 31 Dec 06
Accounting profit before income tax expense	**2,601.8**	4,461.1	**1,460.7**	2,066.6
Prima facie tax expense on profit at 30% (31 December 2006: 30%)	**(780.5)**	(1,338.3)	**(438.2)**	(620.0)
Australian trust income not assessable	**674.0**	1,200.4	**438.2**	620.0
Effect of change in New Zealand income tax rate 30% (31 December 2006: 33%)	**34.6**	–	**–**	–
Tax expense	**(71.9)**	(137.9)	**–**	–
(b) Deferred tax liabilities				
Tax effect of book value in excess of the tax cost base of investment properties	**417.1**	354.7	**–**	–
	417.1	354.7	**–**	–

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
NOTE 7 EARNINGS PER UNIT		
(a) Attributable to members of WT		
Basic earnings per unit	**134.47**	241.08
Diluted earnings per unit	**127.09**	227.54

The following reflects the income and unit data used in the calculations of basic and diluted earnings per unit:

	Number of units	Number of units
Weighted average number of ordinary units used in calculating basic earnings per unit[i]	**1,864,402,754**	1,771,258,308
Bonus element of unit options which are dilutive	**108,305,230**	105,363,520
Adjusted weighted average number of ordinary units used in calculating diluted earnings per unit	**1,972,707,984**	1,876,621,828

	$million	$million
Earnings used in calculating basic earnings per unit	**2,507.1**	4,270.1
Adjustment to earnings on options which are considered dilutive	-	-
Earnings used in calculating diluted earnings per unit	**2,507.1**	4,270.1

The weighted average number of converted, lapsed or cancelled potential ordinary units used in calculating diluted earnings per unit was 477,716 (31 December 2006: 519,397).

[i] 1,864.4 million (31 December 2006: 1,771.3 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings per units. This includes an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million units for the period to July 2007 and 8.641 million units for the full year ended 31 December 2006.

(b) Conversions, calls, subscription or issues after 31 December 2007

Since the end of the financial year:

- 7,223 stapled units have been issued as a consequence of the exercise of options; and
- 6,460,687 stapled units have been issued pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 8 DERIVATIVE ASSETS				
Current				
Receivables under forward exchange contracts	**22.0**	1.2	-	0.6
Receivables under forward exchange contracts with related entities	-	-	**8.0**	-
Receivables under cross currency contracts	**7.6**	-	-	-
Receivables under cross currency contracts with related entities	-	-	**11.2**	-
Receivables on interest rate swaps	**5.4**	0.3	**5.8**	3.0
Receivables on interest rate swaps with related entities	**1.5**	-	**3.3**	-
	36.5	1.5	**28.3**	3.6
Non Current				
Receivables under cross currency contracts	**31.8**	22.3	-	22.3
Receivables under cross currency contracts with related entities	-	-	**31.8**	-
Receivables under forward exchange contracts	**2.7**	3.7	-	-
Receivables on interest rate swaps	**137.0**	49.1	**102.7**	50.7
Receivables on interest rate swaps with related entities	**112.4**	8.1	**134.8**	8.1
	283.9	83.2	**269.3**	81.1
NOTE 9 RECEIVABLES				
Current				
Sundry debtors	**98.4**	71.5	**63.4**	54.0
Amounts receivable from subsidiaries	-	-	**127.4**	185.6
Loans receivable from related entities - interest bearing	**667.2**	405.1	**667.2**	405.1
Loans receivable from related entities - non interest bearing	**1,749.4**	-	**1,749.4**	-
	2,515.0	476.6	**2,607.4**	644.7

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 10 PREPAYMENTS AND DEFERRED COSTS				
Current				
Prepayments and deposits	**12.3**	13.2	**8.8**	7.5
Deferred costs - tenant allowances, leasing and others	**36.8**	33.4	**24.1**	20.7
	49.1	46.6	**32.9**	28.2
Non Current				
Deferred costs - tenant allowances, leasing and others	**128.7**	129.1	**71.3**	65.8
	128.7	129.1	**71.3**	65.8
NOTE 11 INVESTMENT PROPERTIES				
Shopping centre investments	**21,082.6**	20,295.0	**8,199.8**	7,572.5
Development projects	**591.5**	178.3	**194.9**	108.9
	21,674.1	20,473.3	**8,394.7**	7,681.4
Movement in investment properties				
Balance at the beginning of the year	**20,473.3**	16,606.8	**7,681.4**	5,980.2
Acquisition of properties	**110.6**	126.6	**89.1**	68.5
Disposal of properties	**(908.4)**	(26.6)	**-**	(18.6)
Redevelopment costs	**628.3**	464.5	**120.6**	250.6
Net revaluation increment	**1,398.5**	3,386.4	**503.6**	1,400.7
Retranslation of foreign operations	**(28.2)**	(84.4)	**-**	-
Balance at the end of the year	**21,674.1**	20,473.3	**8,394.7**	7,681.4
A reconciliation of investment properties at market value to the carrying value is shown below:				
Investment properties at market value	**21,780.6**	20,573.0	**8,432.7**	7,725.2
Add ground leases included as finance leases	**37.1**	35.7	**-**	-
Less amounts included in prepayments and deferred costs	**(143.6)**	(135.4)	**(38.0)**	(43.8)
Carrying value of investment properties	**21,674.1**	20,473.3	**8,394.7**	7,681.4

Investment properties are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. This is determined by the investment's original acquisition cost together with capital expenditure since acquisition or latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs, ground leases and straight line rent recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years and confirmed annually. Independent valuations are conducted in accordance with the International Valuation Standards Committee for Australia and New Zealand properties.

Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since or has not been included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated on the most recent independent valuation of the shopping centre in conjunction with current financial information to prepare an updated valuation using both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

NOTE 12 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 07	Economic Interest 31 Dec 06	Consolidated Carrying Value 31 Dec 07 $million	Consolidated Carrying Value 31 Dec 06 $million
(a) Equity accounted entities carrying value						
Australian investments[i]						
AMP Wholesale Shopping Centre Trust No. 2[ii]	Trust units	30 Jun	10.0%	10.0%	69.9	65.3
Karrinyup[ii]	Trust units	30 Jun	25.0%	25.0%	152.1	120.1
Mt Druitt[ii]	Trust units	30 Jun	50.0%	50.0%	221.2	195.9
SA Shopping Centre Trust	Trust units	31 Dec	50.0%	50.0%	30.0	30.0
Southland[ii]	Trust units	30 Jun	50.0%	50.0%	633.5	589.4
Tea Tree Plaza[ii]	Trust units	30 Jun	50.0%	50.0%	307.0	290.2
Cairns[ii]	Trust units	30 Jun	50.0%	50.0%	212.0	170.0
Total equity accounted investments					**1,625.7**	**1,460.9**

[i] All equity accounted property partnerships, trusts and companies operate solely as retail property investors.
[ii] Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of Westfield Trust being 31 December.

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million
(b) Details of WT's aggregate share of equity accounted entities net profit		
Property revenue	**113.2**	102.4
Property revaluations	**157.5**	300.8
Total revenue and other income	**270.7**	403.2
Property expenses and outgoings	**(32.9)**	(30.3)
Interest and tax expense	**0.4**	(1.5)
Share of net profit of equity accounted entities	**238.2**	371.4
(c) Details of WT's aggregate share of equity accounted entities assets and liabilities		
Cash	**20.4**	13.1
Receivables	**5.5**	4.5
Shopping centre investments	**1,629.6**	1,449.8
Development projects	**18.3**	32.2
Total assets	**1,673.8**	1,499.6
Payables	**(30.1)**	(20.7)
Interest bearing liabilities	**(18.0)**	(18.0)
Total liabilities	**(48.1)**	(38.7)
Net assets	**1,625.7**	1,460.9
(d) Details of WT's aggregate share of equity accounted entities lease commitments		
Operating lease receivables		
Future minimum rental revenues under non-cancellable operating retail property leases		
Due within one year	**71.8**	64.8
Due between one and five years	**150.6**	161.0
Due after five years	**130.2**	113.1
	352.6	338.9
(e) Details of WT's aggregate share of equity accounted entities capital expenditure commitments		
Estimated capital expenditure commitments in relation to development projects		
Due within one year	**0.1**	0.1
	0.1	0.1

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated		Parent Entity	
		31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 13 OTHER INVESTMENTS					
Unlisted investments		**1,168.8**	1,313.5	**1,168.8**	1,313.5
Investments in subsidiaries		**-**	-	**12,645.6**	12,052.7
		1,168.8	1,313.5	**13,814.4**	13,366.2
Movement in other investments					
Balance at the beginning of the year		**1,313.5**	760.9	**13,366.2**	10,327.0
Additions		**85.2**	454.8	**347.5**	734.8
Disposals		**(145.5)**	-	**(859.2)**	-
Net (write down)/revaluation increment to asset revaluation reserve	20(b)	**(84.4)**	97.8	**959.9**	2,304.4
Balance at the end of the year		**1,168.8**	1,313.5	**13,814.4**	13,366.2
NOTE 14 PAYABLES					
Current					
Trade, sundry creditors and accruals		**564.4**	498.8	**369.6**	343.7
Loans payable to related entities - non interest bearing		**1,094.1**	-	**1,094.1**	-
		1,658.5	498.8	**1,463.7**	343.7
NOTE 15 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Notes payable – A$ (v)		**390.0**	275.0	**340.0**	275.0
Notes payable – US$ (ii)		**-**	316.6	**-**	-
Loans from associates of the Responsible Entity		**678.3**	1,244.8	**678.3**	1,244.8
Loans from controlled entities		**-**	-	**-**	316.6
		1,068.3	1,836.4	**1,018.3**	1,836.4
Non Current					
Unsecured					
Bank loans (i)		**1,841.6**	3,110.0	**-**	-
Commercial paper (i)		**-**	19.8	**-**	19.8
Notes payable					
– US$ (ii)		**1,309.0**	1,456.4	**-**	-
– £ (iii)		**1,003.9**	1,093.2	**-**	-
– € (iv)		**335.2**	333.6	**-**	-
– A$ (v)		**160.0**	550.0	**160.0**	500.0
Finance leases		**37.1**	35.7	**-**	-
Loans from controlled entities		**-**	-	**3,083.0**	4,667.2
Secured					
Bank loans (vi)		**98.6**	99.4	**-**	-
		4,785.4	6,698.1	**3,243.0**	5,187.0
The maturity profile in respect of current and non current interest bearing liabilities are set out below:					
Due within one year		**1,068.3**	1,836.4	**1,018.3**	1,836.4
Due between one and five years		**2,727.7**	4,539.1	**1,214.7**	3,063.7
Due after five years		**2,057.7**	2,159.0	**2,028.3**	2,123.3
		5,853.7	8,534.5	**4,261.3**	7,023.4

NOTE 15 INTEREST BEARING LIABILITIES (CONTINUED)

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.
Refer Note 30 for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$

Guaranteed Senior Notes of US$2,100.0 million were issued in the US 144A bond market by the Westfield Group. The issue comprised US$1,400.0 million and US$700.0 million of fixed rate notes maturing 2014 and 2010 respectively. WT was assigned US$1,150.0 million comprising US$550.0 million and US$600.0 million of fixed rate notes maturing 2014 and 2010 respectively. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iii) Notes payable – £

Guaranteed Notes of £600.0 million were issued in the European bond market by the Westfield Group. The issue comprised £600.0 million of fixed rate notes maturing 2017 of which WT was assigned £440.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Notes payable – €

Guaranteed Notes of €600.0 million were issued in the European bond market by the Westfield Group. The issue comprised €600.0 million of fixed rate notes maturing 2012 of which WT was assigned €200.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(v) Notes payable – A$

Medium term notes of A$550.0 million were issued in the Australian bond market by WT. The issue comprised A$360.0 million of fixed rate notes maturing 2008 to 2010 and A$190.0 million of floating rate notes maturing in 2008. These notes are subject to negative pledge arrangements which require WT to comply with certain minimum financial requirements.

(vi) Secured liabilities

Non current secured liabilities is $98.6 million (31 December 2006: $99.4 million). Secured liabilities are borrowings secured by mortgages over properties that have at fair value of $510.3 million (31 December 2006: $470.8 million). These properties are Carindale and Chatswood.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**12,962.1**	14,141.8
Amounts utilised	**(5,868.8)**	(8,552.8)
Available financing facilities	**7,093.3**	5,589.0
Cash	**90.5**	65.1
Financing resources available at the end of the year	**7,183.8**	5,654.1
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,068.3**	2,362.4
Due between one year and five years	**7,018.7**	9,620.4
Due after five years	**4,875.1**	2,159.0
	12,962.1	14,141.8

These facilities comprise floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and property linked notes set out in Note 16.

Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

WT as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $7,093.3 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 16 OTHER FINANCIAL LIABILITIES				
Non Current				
Property Linked Notes [i]	**1,345.1**	–	**1,345.1**	–
Convertible notes – unsecured [ii]	**345.6**	398.8	**345.6**	398.8
	1,690.7	398.8	**1,690.7**	398.8

NOTE 16 OTHER FINANCIAL LIABILITIES (CONTINUED)

(i) Property linked notes

The Property Linked Notes ("Notes") are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT (collectively the "Westfield centres").

The return under the Notes is based on a proportional interest, in respect of the relevant Westfield centre, as specified in the Note ("Reference Property Interest").

The coupon is payable semi annually on 15 March and 15 September each year for as long as the Note remains outstanding.

The review date for each Note is 31 December 2016 and each fifth anniversary of that date.

Redemption events under the Notes include non performance events by the Issuer, changes in tax laws and sale of the relevant Westfield centre. The Notes may also be redeemed by agreement at a Review Date.

The redemption value of a Note is effectively calculated as the market value of the Note holder's Reference Property Interest at the date of redemption and the final coupon (if applicable). On redemption, the obligation to pay the amount due on the Notes, can, in certain circumstances, be satisfied by the transfer of the underlying Reference Property Interest to the Note holder.

The Notes are subordinated to all other secured and unsecured debt of the Westfield Group. The Notes are guaranteed (on a subordinated basis) by the WHL and Westfield America Management Limited as responsible entity of WAT.

The Notes were initially recorded at fair value and are subsequently remeasured at fair value each reporting period with gains or losses recorded through the income statement. The gains or losses recorded through the income statement are directly related to the revaluation of the relevant Westfield centre. The fair value of the Notes is determined by reference to the fair value of the relevant Westfield centre.

(ii) Convertible notes – unsecured

During the year 48,000 call options issued to Deutsche Bank AG ("WT 2009 Options") were exercised. As a consequence, the face value of a corresponding number of unsecured notes issued to Deutsche Bank AG ("WT Notes") were repaid and stapled securities were issued in accordance with the terms of the WT 2009 Options. As at 31 December 2007, there are 223,400 WT Notes outstanding (31 December 2006: 271,400).

The WT Notes are for a five year term with a maturity date of 5 January 2009 and a face value of $1,000 per note. Interest is payable semi-annually in arrears on 5 January and 5 July each year, that commenced from 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10% per annum. The terms of the notes allows redemption in certain circumstances including a change in applicable tax laws and a change in control of the responsible entity of WT ("Responsible Entity").

In conjunction with the issue of the WT Notes, the Responsible Entity issued to Deutsche Bank AG the WT 2009 Options. Refer to Note 19(ii) for the principal terms of this instrument.

	Consolidated		Parent Entity	
	31 Dec 07 Units	31 Dec 06 Units	**31 Dec 07 Units**	31 Dec 06 Units
NOTE 17 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	**14.6**	3.3	**0.6**	2.7
Payables on interest rate swaps	**3.7**	–	**4.0**	–
Payables on interest rate swaps with related entities	**0.3**	7.6	**2.5**	0.1
Payables on cross currency contracts	**–**	–	**–**	2.7
Payables on cross currency contracts with related entities	**25.3**	6.1	**28.9**	6.1
	43.9	17.0	**36.0**	11.6
Non Current				
Payables on interest rate swaps	**11.8**	3.7	**5.9**	36.9
Payables under forward exchange contracts	**9.6**	6.5	**–**	2.8
Payables under forward exchange contracts with related entities	**–**	–	**6.9**	–
Payables on interest rate swaps with related entities	**–**	35.9	**58.3**	25.3
Payables on cross currency contracts	**–**	–	**–**	29.2
Payables on cross currency contracts with related entities	**270.4**	103.4	**293.6**	103.4
	291.8	149.5	**364.7**	197.6

	Units	Units	**Units**	Units
NOTE 18 CONTRIBUTED EQUITY				
(a) Number of units on issue				
Balance at the beginning of the year	**1,771,753,946**	1,748,184,050	**1,771,753,946**	1,748,184,050
Distribution reinvestment plan	**11,532,131**	18,311,724	**11,532,131**	18,311,724
Units issued on exercise of options	**3,593,579**	5,258,172	**3,593,579**	5,258,172
Pro – rata entitlement offer	**155,315,958**	–	**155,315,958**	–
Balance at the end of the year	**1,942,195,614**	1,771,753,946	**1,942,195,614**	1,771,753,946

Stapled securities have the right to receive dividends from WHL and distributions from WAT and WT and, in the event of winding up WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

NOTE 18 CONTRIBUTED EQUITY (CONTINUED)

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
(b) Movement in contributed equity attributable to members of WT				
Balance at the beginning of the year	**6,088.0**	5,868.4	**6,088.0**	5,868.4
Pro-rata entitlement offer	**1,769.7**	–	**1,769.7**	–
Distribution reinvestment plan	**153.7**	171.4	**153.7**	171.4
Conversion of options	**48.3**	48.2	**48.3**	48.2
Costs associated with the pro-rata entitlement offer	**(25.9)**	–	**(25.9)**	-
Balance at the end of the year	**8,033.8**	6,088.0	**8,033.8**	6,088.0

Since the end of the year:

- 7,223 (31 December 2006: 2,971,107) stapled securities have been issued by the Westfield Group for a cash consideration of $0.1 million (31 December 2006: $40.0 million) as a consequence of the exercise of options, WT's share is $0.04 million (31 December 2006: $15.0 million); and
- 6,460,687 (31 December 2006: 11,532,131) stapled securities have been issued by the Westfield Group for a cash consideration of $112.7 million (31 December 2006: $262.9 million) pursuant to the Westfield Group Distribution Reinvestment Plan, WT's share is $70.4 million (31 December 2006: $153.7 million).

NOTE 19 SHARE BASED PAYMENTS

	Note	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $	31 Dec 06 No. of options	31 Dec 06 Weighted average exercise price $
Options on issue					
- Executive options	19(i)	**239,965**	**5.70**	356,200	5.57
- WT 2009 options	19(ii)	**223,400**	**5.00**	271,400	5.02
- Series F Special options	19(iii)	**52,500**	**4.02**	52,500	6.32
- Series G Special options	19(iv)	**307,729**	**3.55**	428,315	5.57
- Series G1 Special options	19(v)	**277,778**	**3.55**	277,778	5.57
- Series H Special options	19(vi)	**11,805,862**	**4.03**	14,070,072	6.33
- Series I Special options	19(vii)	**13,260,859**	**3.89**	13,260,859	6.11
	19(viii)	**26,168,093**	**4.10**	28,717,124	5.96
Movement in options on issue					
Balance at the beginning of the year		**28,717,124**	**5.96**	29,383,124	5.47
Movement in Executive options					
Options exercised during the year					
- extinguished by issuance of new units		**-**	**-**	(140,000)	5.64
- extinguished by payment of cash equal to the difference between market value and the exercise price		**(7,500)**	**5.81**	(232,500)	5.61
- extinguished by issuance of new shares for $nil consideration equal to the difference between market value and the exercise price		**(108,750)**	**7.96**	(176,500)	6.11
Options lapsed during the year		**-**	**-**	(47,500)	-
Additional options granted due to pro-rata entitlement offer		**15**	**-**		
Movement in WT 2009 options					
Options exercised during the year					
- extinguished by issuance of new units		**(48,000)**	**5.03**	(69,500)	5.02
Movement in Series G Special options					
Options exercised during the year					
- extinguished by payment of cash equal to the difference between market value and the exercise price		**(120,586)**	**7.18**	-	-
Movement in Series H Special options					
Options cancelled during the year					
- cancelled for $nil consideration		**(2,264,210)**	**-**	-	-
Balance at the end of the year [i]		**26,168,093**	**4.10**	28,717,124	5.96

(i) At 31 December 2007, the 26,168,093 (31 December 2006: 28,717,124) options on issue were convertible to 127,597,068 (31 December 2006: 131,279,464) Westfield Group stapled securities.

NOTE 19 SHARE BASED PAYMENTS (CONTINUED)

(i) Executive Option

The options issued to WHL were in relation to options WHL had issued to its executives (ie. 1,479,900 as at 16 July 2004).

Executive Option Plans

Issue date	Expiry date	Exercise price[i]	Note	Number exercisable at 31 Dec 07	Number On issue at 31 Dec 07	Number exercisable at 31 Dec 06	Number On issue at 31 Dec 06
25 Oct 2002	25 Oct 2007	–	(a)	–	–	12,500	47,500
20 Dec 2002	20 Dec 2007	–	(a)	–	–	13,750	31,250
19 Aug 2003	19 Aug 2008	$5.802	(a)	–	15,000	–	22,500
1 Sep 2003	1 Sep 2008	$5.787	(a)	80,650	197,550	27,200	202,550
1 Sep 2003	1 Sep 2008	$0.000	(b)	1,200	2,415	600	2,400
13 Nov 2003	13 Nov 2008	$5.505	(a)	–	25,000	12,500	50,000
				81,850	239,965	66,550	356,200

[i] There is a decrease in exercise price of $0.05 due to the pro-rata entitlement offer.

(a) Under the terms of the Westfield Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Executive Performance Share Plan under which these awards were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

Under the rules of the Westfield Executive Option Plan and the Executive Performance Share Plan the exercise of an executive option can be satisfied in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

(ii) paying the executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group. The fair value of the Executive Option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

The Parent Entity and the Responsible Entity of WAT have each granted options to WHL to enable WHL to satisfy its obligations to deliver the stapled securities to the holders of the executive options on exercise of that executive option. The price reimbursable by WHL to the Parent Entity is as shown in the above table (being 37.5% of the exercise price of this WHL option).

(ii) WT 2009 Options

On 1 December 2003, the Responsible Entity issued 850,000 call options ("WT 2009 Options") over ordinary units in WT to Deutsche Bank AG Sydney Branch.

Each WT 2009 Option is exercisable at any time between 1 January 2004 and 5 January 2009. The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was adjusted by negative $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of Westfield Group stapled securities or cash. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 48,000 (31 December 2006: 69,500) WT 2009 Options. The options were extinguished by the issuance of 3,554,918 (31 December 2006: 5,096,518) stapled securities at a weighted average issued price of $21.67 (31 December 2006: $17.50). WT's share of this issue price was $8.13.

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iii) Series F Special Options

The WAT Series F Special Option entitles the holder the right to be issued for 157.35 fully paid stapled securities in exchange for either US$1,000.0 ($1,138.3) or 1 Series F Cumulative Preferred Stock ('Series F Preferred Share') in Westfield America, Inc. ("WEA"). The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. As at 31 December 2007 and 31 December 2006 there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

The Parent Entity and Westfield Holdings have each granted 52,500 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series F Option on exercise of that option. Where the exercise of a Series F Special Option is satisfied by delivery of US$1,000, WAT must pay the Parent Entity US$375.00 (37.5% of the exercise price). Where the exercise price of the Series F Option is satisfied by the delivery of a Series F Preferred Share, WAT must pay the Parent Entity US$375.00 being 37.5% of US$1,000 (being the value of the Series F Preferred Share under the Option).

NOTE 19 SHARE BASED PAYMENTS (CONTINUED)

(iv) Series G Special Options

The WAT Series G Special Options are exercisable at any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G Cumulative Redeemable Preferred Share ("Series G CPS") in WEA (or the number of WEA Series A common shares into which Series G CPS has been converted). On exercise the holder of a series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS has converted. As at 31 December 2007 there were 307,729 (31 December 2006: 428,315) WAT Series G Special Options on issue which are exchangeable for 10,666,872 stapled securities. (31 December 2006:14,846,769).

The Parent Entity and Westfield Holdings have each granted 428,315 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series Special G Options on exercise of that Series G Special Option. 307,729 options were outstanding as at 31 December 2007. Where the exercise of a Series G Special Option is satisfied by delivery of a Series G CPS (or WEA Series A common shares into which the Series G CPS has converted) WAT must pay the Parent Entity 37.5% of the value of a Series G CPS (or common shares into which the Series G CPS has converted) at the time of exercise.

(v) Series G1 Special Options

The WAT Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D Cumulative Redeemable Preference Share ("Series D CPS") in WEA (or the number of WEA common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2007 and 31 December 2006, there were 277,778, Series G Special Options on issue which are exchangable for 9,628,674 stapled securities.

The Parent Entity and Westfield Holdings have each granted 277,778 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series G1 Special Options on exercise of that Series G1 Special Option. Where the exercise of a Series G Special Option is satisfied by delivery of a Series D CPS (or common WEA shares into which the Series D CPS has converted) WAT must pay the Parent Entity 37.5% of the value of a Series D CPS (or WEA common shares into which the Preferred Share has converted) at the time of exercise.

(vi) Series H Special Options

The WAT Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049065 stapled securities. As at 31 December 2007 there were 11,805,862 (31 December 2006: 14,070,072) Series H Special Options on issue which are exchangable for 35,996,841 stapled securities (31 December 2006: 35,996,841).

The Parent Entity and Westfield Holdings have each granted 11,805,862 (31 December 2006: 14,070,072) options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series H Special Options on exercise of that Series H Option. Where the exercise of a Series H Special Option is satisfied by delivery of a WEA common share WAT must pay the Parent Entity 37.5% of the value of a WEA common share at the time of exercise.

(vii) Series I Special Options

The WAT Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.161595 stapled securities. As at 31 December 2007 and 31 December 2006, there were 13,260,859 Series I Special Options on issue which are convertible to 41,925,466 stapled securities (31 December 2005: 41,925,466).

The Parent Entity and WHL have each granted 13,260,859 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series I Special Options on exercise of the Series I Options. Where the exercise of a Series I Special Option is satisfied by delivery of a WEA common share WAT must pay the Parent Entity 37.5% of the value of a WEA common share at the time of exercise.

(viii) Details of movements in options since 31 December 2007 and the date of this report

	Number of Options
Options on issue at 31 December 2007	26,168,093
WT 2009 Options	
– extinguished by issuance of new securities	(100)
Balance of options on issue at the date of this report	26,167,993

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 20 RESERVES				
Foreign currency translation reserve	**134.2**	136.3	**-**	-
Asset revaluation reserve	**59.2**	143.6	**5,559.3**	4,599.4
Balance at the end of the year	**193.4**	279.9	**5,559.3**	4,599.4
(a) Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	**136.3**	133.2	**-**	-
Foreign exchange movement				
– translation of foreign entities and currency loans hedge which qualify for hedge accounting	**(2.1)**	3.1	**-**	-
Balance at the end of the year	**134.2**	136.3	**-**	-
(b) Movement in asset revaluation reserve				
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.				
Balance at the beginning of the year	**143.6**	45.8	**4,599.4**	2,295.0
Net (write down)/revaluation increment	**(84.4)**	97.8	**959.9**	2,304.4
Balance at the end of the year	**59.2**	143.6	**5,559.3**	4,599.4
NOTE 21 RETAINED PROFITS				
Balance at the beginning of the year	**7,560.7**	4,188.0	**3,241.2**	2,072.0
Profit after tax expense attributable to members	**2,507.1**	4,270.1	**1,460.7**	2,066.6
Distributions paid	**(852.5)**	(897.4)	**(852.5)**	(897.4)
Balance at the end of the year	**9,215.3**	7,560.7	**3,849.4**	3,241.2
NOTE 22 CASH AND CASH EQUIVALENTS				
(a) Components of cash and cash equivalents				
Cash	**90.5**	65.1	**35.9**	30.2
Total cash and cash equivalents	**90.5**	65.1	**35.9**	30.2
(b) Reconciliation of profit after income tax expense to net cash flows from operating activities				
Profit after tax expense	**2,507.1**	4,270.1	**1,460.7**	2,066.6
Property revaluations	**(1,398.5)**	(3,386.4)	**(503.6)**	(1,400.7)
Deferred tax expense	**71.9**	137.9	**-**	-
Financing costs	**349.0**	331.8	**278.0**	277.7
Interest income	**(65.1)**	(48.0)	**(56.7)**	(37.2)
Share of associates' profit in excess of distribution	**(168.5)**	(308.4)	**-**	-
Profit on disposal of non current assets	**(30.2)**	(10.8)	**(3.8)**	(9.5)
Amortisation of tenant allowances	**17.7**	18.2	**7.9**	6.0
Increase/(Decrease) in other assets attributable to operating activities	**(20.5)**	(17.7)	**49.6**	13.4
Net profit attributable to minority interests	**22.8**	53.1	**-**	-
Foreign currency exchange loss/(gain)	**(109.1)**	97.0	**(116.1)**	6.0
Net cash flows from operating activities	**1,176.6**	1,136.8	**1,116.0**	922.3
NOTE 23 DISTRIBUTIONS				
(a) Final distribution proposed				
38% estimated tax advantaged (31 December 2006: 53% tax advantaged)	**446.7**	335.4	**446.7**	335.4
	446.7	335.4	**446.7**	335.4

The final proposed distribution was paid on 29 February 2008. The record date for these distributions was 5pm, 15 February 2008.

The Westfield Group Distribution Reinvestment Plan (DRP) was in operation for the distribution payable on 29 February 2008. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued. The record date for participation in the DRP for the distribution paid on 29 February 2008 was 5pm, 15 February 2008.

NOTE 23 DISTRIBUTIONS (CONTINUED)

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
(b) Distributions paid during the year				
Distribution in respect of the 6 months to 30 June 2007 [i]	**517.1**	–	**517.1**	–
Distribution in respect of the 6 months to 31 December 2006	**335.4**	–	**335.4**	–
Distribution in respect of the 6 months to 30 June 2006	–	513.0	–	513.0
Distribution in respect of the 6 months to 31 December 2005	–	384.4	–	384.4
Total distribution paid	**852.5**	897.4	**852.5**	897.4

[i] Total distribution proposed/paid for the year was $963.8 million (31 December 2006: $848.4 million).

NOTE 24 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned and leased by WT is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**1,227.5**	1,110.5	**479.7**	423.6
Due between one and five years	**2,707.3**	2,817.9	**1,077.3**	1,158.9
Due after five years	**2,502.5**	2,006.2	**992.0**	731.3
	6,437.3	5,934.6	**2,549.0**	2,313.8

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

NOTE 25 CAPITAL EXPENDITURE COMMITMENTS

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Estimated capital expenditure committed at balance date but not provided for				
Due within one year	**332.7**	246.5	**94.1**	7.4
Due between one and five years	–	15.8	–	–
Due after five years	–	–	–	–
	332.7	262.3	**94.1**	7.4

NOTE 26 CONTINGENT LIABILITIES

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Performance guarantees	**14.5**	17.5	**0.5**	1.6
Borrowings of controlled entities	–	–	**4,489.7**	6,310.7
Borrowings of associates of the Responsible Entity	**4,808.8**	5,967.4	**4,808.8**	5,967.4
	4,823.3	5,984.9	**9,299.0**	12,279.7

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 27 SEGMENT INFORMATION

Primary Geographic Segment

	Australia		New Zealand		Consolidated	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Revenue and other income						
Revenue	**1,325.0**	1,284.8	**224.6**	205.7	**1,549.6**	1,490.5
Property revaluations	**1,188.1**	2,996.4	**210.4**	390.0	**1,398.5**	3,386.4
	2,513.1	4,281.2	**435.0**	595.7	**2,948.1**	4,876.9
Share of after tax profits of equity accounted entities						
Property revenue	**113.2**	102.4	**-**	-	**113.2**	102.4
Property revaluations	**157.5**	300.8	**-**	-	**157.5**	300.8
Property expenses and outgoings	**(32.9)**	(30.3)	**-**	-	**(32.9)**	(30.3)
Interest and tax expense	**0.4**	(1.5)	**-**	-	**0.4**	(1.5)
	238.2	371.4	**-**	-	**238.2**	371.4
Total segment revenue and other income	**2,751.3**	4,652.6	**435.0**	595.7	**3,186.3**	5,248.3
Foreign currency exchange (loss)/gain	**98.3**	-	**0.5**	-	**98.8**	-
Interest income	**63.4**	46.8	**1.7**	1.2	**65.1**	48.0
Net profit on realisation of assets	**29.8**	9.4	**0.4**	1.4	**30.2**	10.8
Total segment revenue and other income	**2,942.8**	4,708.8	**437.6**	598.3	**3,380.4**	5,307.1
Expenses						
Property expenses and outgoings	**(354.2)**	(342.0)	**(63.8)**	(55.9)	**(418.0)**	(397.9)
Property and funds management costs	**(17.0)**	(11.8)	**-**	-	**(17.0)**	(11.8)
Corporate costs	**(4.0)**	(6.4)	**(0.9)**	(1.2)	**(4.9)**	(7.6)
Foreign currency exchange loss	**-**	(111.0)	**-**	-	**-**	(111.0)
	(375.2)	(471.2)	**(64.7)**	(57.1)	**(439.9)**	(528.3)
Currency derivatives	**10.3**	14.1	**-**	-	**10.3**	14.1
Total segment expenses	**(364.9)**	(457.1)	**(64.7)**	(57.1)	**(429.6)**	(514.2)
Segment result	**2,577.9**	4,251.7	**372.9**	541.2	**2,950.8**	4,792.9
Financing costs					**(349.0)**	(331.8)
Tax expense					**(71.9)**	(137.9)
Consolidated profit after tax					**2,529.9**	4,323.2
Segment assets						
Segment assets	**21,622.5**	20,846.8	**2,952.9**	2,474.6	**24,575.4**	23,321.4
Corporate assets					**3,013.2**	737.0
Total segment assets	**21,622.5**	20,846.8	**2,952.9**	2,474.6	**27,588.6**	24,058.4
Segment liabilities						
Segment liabilities	**1,571.7**	422.0	**1,928.4**	1,775.3	**3,500.1**	2,197.3
Corporate liabilities					**6,455.6**	7,756.0
Total segment liabilities	**1,571.7**	422.0	**1,928.4**	1,775.3	**9,955.7**	9,953.3
Other segment information						
Investment in equity accounted entities included in segment assets	**1,625.7**	1,460.9	**-**	-	**1,625.7**	1,460.9
Additions to segment non current assets	**642.2**	934.7	**181.9**	111.2	**824.1**	1,045.9

Secondary Business Segment

WT operates in one business segment being an internally managed, vertically integrated, retail property group.

NOTE 28 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities :

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (ie debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are made within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buyback program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 29 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objective.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Risk Management Committee comprising three directors. The Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Risk Management Committee is assisted in the oversight role by the Group's internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, its cashflows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

82-35029

NOTE 30 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Summary of interest rate positions at balance date

The Group has interest rate risk on borrowings and the exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

		Consolidated	
	Note	**31 Dec 07 $million**	31 Dec 06 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	15	**1,068.3**	1,836.4
Non current interest bearing liabilities	15	**4,785.4**	6,698.1
Unsecured convertible notes	16	**345.6**	398.8
Share of equity accounted entities interest bearing liabilities	12(c)	**18.0**	18.0
Cross currency swaps			
– A$	31(i)	**2,103.1**	2,354.1
– £133.0 million (31 December 2006: £133.0 million)	31(i)	**303.4**	330.3
Principal amounts subject to interest rate exposure		**8,623.8**	11,635.7
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– A$	30(iii)	**360.0**	535.0
– €200.0 million (31 December 2006: €200.0 million)	30(iii)	**335.2**	333.6
– £440.0 million (31 December 2006: £280.7 million)	30(iii)	**1,003.9**	697.4
– US$1,150.0 million (31 December 2006: US$1,150.0 million)	30(iii)	**1,309.0**	1,456.4
Fixed rate derivatives			
– A$ [(i)]	30(iii)	**1,748.4**	3,896.6
– £nil million (31 December 2006: £425.5 million)	30(iii)	**0.0**	1,057.1
Principal amounts on which interest rate exposure has been hedged		**4,756.5**	7,976.1

At balance date the Group has fixed 55% of its interest payable exposure. The remaining 45% is exposed to floating rates on a principal payable of $3,867.3 million, at an average interest rate of 7.4%, including margin. (31 December 2006: 69% hedged on $3,659.6 million at an average rate of 6.7%). An increment of 0.5% in the market rate would result in an increase in interest expense of $19.3 million (31 December 2006: $18.3 million). A decrement of 0.5% in the market rate would result in a decrease in interest expense of $19.3 million (31 December 2006: $18.3 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out at Note 30(iii).

(ii) Interest receivable

	Note	**31 Dec 07 $million**	31 Dec 06 $million
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– US$1,500.0 million (31 December 2006: US$1,580.0 million)	31(i)	**1,707.5**	2,001.0
– €200.0 million (31 December 2006: €200.0 million)	31(i)	**335.2**	333.6
– NZ$122.0 million (31 December 2006: NZ$294.5 million)	31(i)	**107.6**	262.7
– Loans receivable from related entities	9	**667.2**	405.1
Principal amounts subject to interest rate exposure		**2,817.5**	3,002.4
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– US$1,150.0 million (31 December 2006: US$1,150.0 million)	30(iii)	**1,309.0**	1,456.4
– €200.0 million (31 December 2006: €200.0 million)	30(iii)	**335.2**	333.6
Principal amounts on which interest rate exposure has been hedged		**1,644.2**	1,790.0

At balance date the Group has fixed 58% of its interest receivable exposure. The remaining 42% is exposed to floating rates on a principal receivable of $1,173.3 million, at an average interest rate of 7.0%, including margin. (31 December 2006: 60 % hedged on $1,212.4 million at an average rate of 6.4%). An increment of 0.5% in the market rate would result in a decrease in interest expense of $5.9 million (31 December 2006: $6.1 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $5.9 million (31 December 2006: $6.1 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements is set out at Note 30(iii).

NOTE 30 INTEREST RATE RISK MANAGEMENT (CONTINUED)

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	**31 Dec 07 Principal amount million**	**31 Dec 07 Average rate including margin**	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin
A$ receivable/(payable)								
31 December 2006	–	–	–	–	A$(3,896.6)	6.51%	A$(535.0)	5.61%
31 December 2007	**A$(1,748.4)**	**5.96%**	**A$(360.0)**	**5.33%**	A$(4,863.7)	6.41%	A$(360.0)	5.33%
31 December 2008	**A$(2,768.4)**	**6.21%**	**A$(160.0)**	**5.46%**	A$(5,232.4)	6.44%	A$(160.0)	5.46%
31 December 2009	**A$(3,833.4)**	**6.62%**	**A$(160.0)**	**5.46%**	A$(4,725.5)	6.46%	A$(160.0)	5.46%
31 December 2010	**A$(3,695.0)**	**6.43%**	–	–	A$(3,695.0)	6.43%	–	–
31 December 2011	**A$(3,006.3)**	**6.41%**	–	–	A$(3,006.3)	6.41%	–	–
31 December 2012	**A$(2,581.2)**	**6.37%**	–	–	A$(2,581.2)	6.37%	–	–
31 December 2013	**A$(1,631.2)**	**6.83%**	–	–	A$(1,281.2)	6.43%	–	–
31 December 2014	**A$(769.0)**	**6.65%**	–	–	A$(419.0)	6.17%	–	–
31 December 2015	**A$(10.0)**	**6.66%**	–	–	A$(10.0)	6.66%	–	–
€ receivable / (payable)								
31 December 2006	–	–	–	–	€200.0	3.58%	€(200.0)	3.58%
31 December 2007	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2008	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2009	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2010	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2011	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
£ receivable / (payable)								
31 December 2006	–	–	–	–	UK£(425.5)	5.45%	UK£(280.7)	5.33%
31 December 2007	–	–	**UK£(440.0)**	**5.39%**	UK£(425.5)	5.45%	UK£(440.0)	5.39%
31 December 2008	**UK£(300.5)**	**5.11%**	**UK£(440.0)**	**5.39%**	UK£(425.5)	5.45%	UK£(440.0)	5.39%
31 December 2009	**UK£(350.5)**	**5.35%**	**UK£(440.0)**	**5.39%**	UK£(425.5)	5.45%	UK£(440.0)	5.39%
31 December 2010	**UK£(425.5)**	**5.45%**	**UK£(440.0)**	**5.39%**	UK£(425.5)	5.45%	UK£(440.0)	5.39%
31 December 2011	**UK£(425.5)**	**5.45%**	**UK£(440.0)**	**5.39%**	UK£(425.5)	5.45%	UK£(440.0)	5.39%
31 December 2012	**UK£(292.5)**	**5.49%**	**UK£(440.0)**	**5.39%**	UK£(292.5)	5.49%	UK£(440.0)	5.39%
31 December 2013	**UK£(292.5)**	**5.49%**	**UK£(440.0)**	**5.39%**	UK£(292.5)	5.49%	UK£(440.0)	5.39%
31 December 2014	–	–	**UK£(440.0)**	**5.39%**	–	–	UK£(440.0)	5.39%
31 December 2015	–	–	**UK£(440.0)**	**5.39%**	–	–	UK£(440.0)	5.39%
31 December 2016	–	–	**UK£(440.0)**	**5.39%**	–	–	UK£(440.0)	5.39%
US$ receivable / (payable)								
31 December 2006	–	–	–	–	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2007	**US$1,150.0**	**4.71%**	**US$(1,150.0)**	**4.71%**	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2008	**US$1,150.0**	**4.71%**	**US$(1,150.0)**	**4.71%**	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2009	**US$1,150.0**	**4.71%**	**US$(1,150.0)**	**4.71%**	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2010	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2011	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2012	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2013	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $230.2 million (31 December 2006: $226.7 million). At balance date the aggregate fair value is a receivable of $240.5 million (31 December 2006: $10.3 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $49.0 million (31 December 2006: $95.5 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $50.4 million (31 December 2006: $98.6 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is expected to be held to maturity, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The gain for the year ended 31 December 2007 was $83.7 million (31 December 2006: $77.2 million). The difference between the carrying value and fair value of fixed rate debt at balance date is a receivable of $170.6 million (31 December 2006: $86.9). An increment of 0.5% in the market rate would result in a decrease in fair value of $67.6 million (31 December 2006: $86.9 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $68.5 million (31 December 2006: $90.5 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

NOTE 31 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets.The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The table below sumarises the Groups foreign exchange exposure at reporting date together with the foreign exchange risk management transactions which have been entered into to manage those exposures:

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
NZ$ net assets		**NZ$3,231.9**	NZ$2,682.5
NZ$ borrowings		**NZ$(71.1)**	NZ$(143.3)
NZ$ cross currency swaps	31(i)	**NZ$122.0**	NZ$294.5
NZ$ net assets		**NZ$3,282.8**	NZ$2,833.7

An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a charge to the foreign currency translation reserve of $117.7 million (31 December 2006 - 1.1212 to 1.1712: $96.7 million) and an expense to the income statement of $4.5 million (31 December 2006: $11.2 million). A decrement of 5 cents in the market rate for NZ$ would result in an increase to the foreign currency translation reserve of $128.5 million (31 December 2006: $105.7 million) and a gain to the income statement of $5.0 million (31 December 2006: $12.3 million). The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

(i) Cross currency swaps hedging the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 07	Weighted average exchange rate 31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	Amount (payable)/receivable 31 Dec 07 million	Amount (payable)/receivable 31 Dec 06 million	Amount (payable)/receivable 31 Dec 06 million
£						
Contracts to receive € and pay £						
31 December 2006	-	0.6648	-	-	€200.0	UK£(133.0)
31 December 2007	**0.6648**	0.6648	**€200.0**	**UK£(133.0)**	€200.0	UK£(133.0)
31 December 2008	**0.6648**	0.6648	**€200.0**	**UK£(133.0)**	€200.0	UK£(133.0)
31 December 2009	**0.6648**	0.6648	**€200.0**	**UK£(133.0)**	€200.0	UK£(133.0)
31 December 2010	**0.6648**	0.6648	**€200.0**	**UK£(133.0)**	€200.0	UK£(133.0)
31 December 2011	**0.6648**	0.6648	**€200.0**	**UK£(133.0)**	€200.0	UK£(133.0)
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2006	-	1.2088	-	-	A$(243.6)	NZ$294.5
31 December 2007	**1.2200**	1.2088	**A$(100.0)**	**NZ$122.0**	A$(243.6)	NZ$294.5
US$						
Contracts to receive US$ and pay A$						
31 December 2006	-	0.7486	-	-	A$(2,110.5)	US$1,580.0
31 December 2007	**0.7488**	0.7488	**A$(2,003.1)**	**US$1,500.0**	A$(2,003.1)	US$1,500.0
31 December 2008	**0.7479**	0.7479	**A$(1,818.4)**	**US$1,360.0**	A$(1,818.4)	US$1,360.0
31 December 2009	**0.7479**	0.7479	**A$(1,818.4)**	**US$1,360.0**	A$(1,818.4)	US$1,360.0
31 December 2010	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2011	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2012	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2013	**0.6648**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair values have been reflected in the income statement. The loss for the year ended 31 December 2007 was $169.0 million (31 December 2006: $154.1 million). The aggregate fair value of cross currency swaps at balance date is a payable of $256.2 million (31 December 2006: $87.2 million). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in loss to the income statement of $91.9 million (31 December 2006: $113.1 million). A decrement of 5 cents in the market rate for US$ would result in a gain to the income statement of $103.0 million (31 December 2006: $128.4 million). An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a loss to the income statement of $4.5 million (31 December 2006: $11.2 million). A decrement of 5 cents in the market rate for NZ$ would result in a gain to the income statement of $5.0 million (31 December 2006: $12.3 million). An increment of 3 pence in the market rate for UK£ (0.4383 to 0.4683) would result in a gain to the income statement of $19.4 million (31 December 2006: $20.7 million). A decrement of 3 pence in the market rate for UK£ would result in a loss to the income statement of $22.3 million (31 December 2006: $23.9 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 31 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 07	31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to sell US$ and buy A$						
31 December 2008	**0.8910**	–	**A$(659.6)**	**US$(587.7)**	–	–
£						
Contracts to sell £ and buy A$						
31 December 2008	**0.4115**	–	**A$267.3**	**£(110.0)**	–	–

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $5.8 million (31 December 2006: $nil). The aggregate fair value of other foreign currency derivatives at balance date is a receivable of $5.8 million (31 December 2006: $nil). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in gain to the income statement of $36.0 million (31 December 2006: $nil). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $40.3 million (31 December 2006: $nil). An increment of 3 pence in the market rate for UK£ (0.4383 to 0.4683) would result in a gain to the income statement of $16.0 million (31 December 2006: $nil). A decrement of 3 pence in the market rate for UK£ would result in a loss to the income statement of $18.3 million (31 December 2006: $nil). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(iii) Forward exchange contracts to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Groups foreign currency denominated earnings and the Groups distribution.

The following table details the forward exchange contracts outstanding at reporting date. These have been taken out to mitigate the effect of profit or loss movements on the distribution statement and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate 31 Dec 07	31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2007	–	1.1459	–	–	A$153.9	NZ$(176.4)
31 December 2008	**1.1350**	1.1338	**A$175.3**	**NZ$(199.0)**	A$157.9	NZ$(179.0)
31 December 2009	**1.1509**	1.1498	**A$173.1**	**NZ$(199.2)**	A$152.4	NZ$(175.2)
31 December 2010	**1.1872**	1.1801	**A$129.7**	**NZ$(154.0)**	A$110.2	NZ$(130.0)
31 December 2011	**1.2191**	1.2110	**A$90.2**	**NZ$(110.0)**	A$57.0	NZ$(69.0)
31 December 2012	**1.2409**	–	**A$40.3**	**NZ$(50.0)**	–	–

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $0.4 million (31 December 2006: gain of $14.1 million). The aggregate fair value of forward exchange contracts at balance date is a payable of $5.3 million (31 December 2006: $4.9 million). An increment of 5 cents in the market rate for NZ$ (1.1341 to 1.1841) would result in a gain to the income statement of $22.0 million (31 December 2006: $23.2 million). A decrement of 5 cents in the market rate for NZ$ would result in a loss to the income statement of $24.0 million (31 December 2006: $25.3 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 32 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with creditworthy counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on outstanding face value.

In accordance with Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2007, the Group had 37% of its aggregate credit risk spread over two counterparties each with an S&P long term rating of AA- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A- or higher. The aggregate credit risk in respect of derivative financial instruments is $294.8 million (31 December 2006: $127.5 million).

The Group undertakes active liquidity and funding risk management which ensures that is has sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Total funding facilities and their maturity profile refer Note 15.

Interest bearing liabilities and their maturity profile refer Note 15.

NOTE 33 FINANCIAL RISK-PARENT ENTITY

The Parent Entity's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, and investments in subsidiaries.

As a member of the Group, the Parent Entity is covered under the same policies and procedures outlined above for the management of the Group's key financial risks. Refer Note 29.

The parent is exposed to interest and foreign exchange risk on intercompany loans, other investments and interest and currency derivative financial instruments.

(i) InterGroup Loans payable and receivable

Where the parent undertakes a borrowing or investment in a foreign currency the exchange risk is mitigated by the parent entering into an equal and opposite deal with a controlled entity, hence substantially mitigating any exchange or interest exposure which may be present in the original transaction.

(ii) Other investments

Other investments are designated investments available for sale. Other investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value.

Gains or losses on available for sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

The parent is exposed to foreign exchange translation risk on its other investments which are denominated in foreign currencies, when assessing recoverable amount. The parent hedges these items in its own financial statements, these activities are carried out on a Group basis.

NOTE 34 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASHFLOW MATURITY PROFILE

	Consolidated		Parent Entity	
	31 Dec 07 $000	31 Dec 06 $000	**31 Dec 07 $000**	31 Dec 06 $000
Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer Note 15) together with the estimated interest thereon, and the estimated impact of contracted interest and currency derivative cashflows is set out below:				
Due within one year	**1,101.8**	1,900.7	**1,048.6**	1,891.0
Due between one and five years	**3,225.5**	5,453.9	**1,442.5**	3,684.3
Due after five years	**3,120.8**	3,243.4	**2,889.9**	3,025.3
	7,448.1	10,598.0	**5,381.0**	8,600.6

NOTE 35 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all WT's financial instruments.

	Fair value		Carrying amount	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
Consolidated assets				
Cash and cash equivalents	**90.5**	65.1	**90.5**	65.1
Trade receivables [i]	**16.3**	8.6	**16.3**	8.6
Receivables	**2,515.0**	476.6	**2,515.0**	476.6
Derivative assets	**320.4**	84.7	**320.4**	84.7
Consolidated liabilities				
Payables [i]	**1,658.5**	498.8	**1,658.5**	498.8
Interest bearing liabilities				
- Fixed rate debt	**2,837.5**	2,935.5	**3,008.1**	3,022.4
- Floating rate debt	**2,845.6**	5,512.1	**2,845.6**	5,512.1
Other financial liabilities	**1,690.7**	398.8	**1,690.7**	398.8
Derivative liabilities	**335.7**	166.5	**335.7**	166.5
Parent Entity assets				
Cash and cash equivalents	**35.9**	30.2	**35.9**	30.2
Trade receivables	**4.7**	2.5	**4.7**	2.5
Receivables	**2,607.4**	644.7	**2,607.4**	644.7
Derivative assets	**297.6**	84.7	**297.6**	84.7
Parent Entity liabilities				
Payables [i]	**1,463.7**	343.7	**1,463.7**	343.7
Interest bearing liabilities				
- Fixed rate debt	**2,837.5**	2,935.5	**3,008.1**	3,022.4
- Floating rate debt	**1,253.2**	4,001.0	**1,253.2**	4,001.0
Other financial liabilities	**1,690.7**	398.8	**1,690.7**	398.8
Derivative liabilities	**400.7**	209.2	**400.7**	209.2

[i] These financial assets and liabilities are not subject to interest rate risk.

	Consolidated		Parent Entity	
	31 Dec 07 $000	31 Dec 06 $000	31 Dec 07 $000	31 Dec 06 $000
NOTE 36 AUDITOR'S REMUNERATION				
Amounts received or due and receivable by the auditors of the Parent Entity and any other entity in the economic entity for:				
– Audit or review of the financial reports	**1,866**	1,410	**1,708**	1,307
– Assurance and compliance services	**553**	436	**528**	208
	2,419	1,846	**2,236**	1,515
Amounts received or due and receivable by Affiliates of the auditors of the Parent Entity for:				
– Audit or review of the financial reports	**130**	111	**-**	-
	130	111	**-**	-
	2,549	1,957	**2,236**	1,515

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 37 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this Note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to it. As such while the related party disclosures below make reference to the Westfield Group, they also relate to the Group.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of key management personnel are disclosed in Note 38.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Group. This is due to this entity being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent

Subsidiaries

Details of parent entity interests in subsidiaries are disclosed in Note 39.

Key Management Personnel of the entity

Details of Key Management Personnel are disclosed in Note 38.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Entity.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in Note 38.

The Westfield Group owns aircraft for business use by its executives. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be on arm's length rate. Amounts charged to LFG and these Directors totalled $829,906 (31 December 2006: $539,566) during the period, and were payable on seven day terms.

Other Related Parties

The Westfield Group and LFG have entered into arrangements regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows;

- The Westfield Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Westfield Group incurred costs amounting to $1,125,811 (31 December 2006: $1,654,569) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Westfield Group has aircraft operation, maintenance, crew sharing, and hangar facilities agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $540,117 (31 December 2006: $441,961) in relation to the provision of aircrew, maintenance, and hangar facility to LFG, which were payable on seven day terms. Also during the period, the Westfield Group was charged $389,104 (31 December 2006: $169,425) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Westfield Group. During the period $299,356 (31 December 2006: $273,520) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the previous corresponding period, the Westfield Group provided design and construction administrative services to the Lowy Institute for International Policy for which it charged $11,423 (no services were provided during 2007), which was based on arm's length rates. Amounts charged are payable on seven day terms.

During the period the Westfield Group paid amounts totalling $29,885 (31 December 2006: $46,834) for rental accommodation owned by LFG.

During the period the Westfield Group charged LFG $99,936 (31 December 2006: $231,079) for service costs in relation to the provision of communication services.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

At year end the following amounts were recorded in the Westfield Group balance sheet as receivable with the following related parties:

Nature	Type	2007	2006
Owing from LFG	Current receivable	**$1,509**	$26,798

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

(ii) Parent

Subsidiaries

Investments held in subsidiaries are disclosed in Note 39.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Westfield Group.

During the year, WT, WAT and WHL, transacted on normal commercial terms as stapled entities with respect to the following:

(a) Property management fee

(b) Manager's service charge

(c) Reimbursement of expenses

(d) Construction contracts

(e) Loans and financial derivatives

(c) Property management fee

The Property management fee for the year ended 31 December 2007 was $75.9 million (31 December 2006: $72.0 million) of which $8.0 million (31 December 2006: $6.9 million) was payable to associates of the Responsible Entity at 31 December 2007.

(d) Manager's service charge

The Managers service charge expensed and payable for the year ended 31 December 2007 was $17.0 million (31 December 2006: $11.8 million) of which $8 million (31 December 2006: nil) was payable to associates of the Responsible Entity at 31 December 2007.

(e) Reimbursement of expenses

Reimbursement of expenses to associates of the Responsible Entity were $66.1 million (31 December 2006: $60.7 million) for the year ended 31 December 2007.

(f) Construction contracts

During the year, amounts paid (excluding GST) to associates of the Responsible Entity for construction contracts amounted to $543.7 million (31 December 2006: $473.7 million).

NOTE 37 RELATED PARTY DISCLOSURES (CONTINUED)

(g) Loans and financial derivatives

Cross currency swaps with WAT

WT and WAT entered into cross currency swaps on 3 November 2004. The terms, interest and principal amounts are as follows:

i) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010; and

ii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

On 18 January 2005, WT and WAT entered into two additional cross currency swaps. The terms, interest and principal amounts are as follows:

(i) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$140.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$184.7 million. The maturity date of this instrument is 5 February 2008; and

(ii) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

The interest expense for the year in respect of cross currency swaps with WAT is $44.7 million (31 December 2006: $33.2 million)

Interest rate swaps with WAT

WT and WAT entered into an A$ interest rate swap on 13 December 2004 for the value of $200.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of July 2006 and continues until February 2015.

WT and WAT entered into an A$ interest rate swap on 21 December 2006 for the value of $56.0 million. WT pays, on a quarterly basis, a commercial floating rate to WAT and receives from WAT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of December 2006 and continues until August 2008.

WT and WAT entered into an A$ interest rate swap on 13 July 2007 for the value of $500.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of August 2016 and continues until September 2016.

WT and WAT entered into an A$ interest rate swap on 13 July 2007 for the value of $350.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of November 2013 and continues until August 2015.

WT and WAT entered into an A$ interest rate swap on 10 October 2007 for the value of $24.0 million. WT pays, on a quarterly basis, a commercial floating rate to WAT and receives from WAT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of October 2007 and continues until August 2008.

Interest rate swaps with Westfield Capital Corporation Limited ("WCC")

WT and WCC entered into GBP interest rate swaps on 6 July 2007 for the value of £425.0 million. WT pays, on a quarterly basis, a commercial floating rate to WCC and receives from WCC, on a quarterly basis, a commercial fixed rate. The interest rate swaps have a start date of July 2007 and maturities from September 2008 to December 2010. The interest revenue for the year in respect of the interest rate swaps with WCC is $7.1 million (31 December 2006: $nil).

Loans to/from WHL

During the year WT had advances to/from WHL. The net balance of the loan at year end is $371.3 million receivable (31 December 2006: $332.7 million payable), with accrued interest payable of $0.9 million (31 December 2006: $0.3 million interest payable). The net interest income for the year in respect of the loan to WHL is $12.1 million (31 December 2006: $13.9 million net interest income).

Loans to/from WAT

During the year, WAT advanced loans to WT. The balance of these loans at year end is $394.3 million payable (31 December 2006: $507.1 million payable) with accrued interest of $3.7 million payable (31 December 2006: $6.3 million payable). Interest accrues on this loan on a quarterly basis based on a floating rate. The interest expense for the year in respect of the loan from WAT is $30.8 million (31 December 2006: $37.4 million interest expense).

Loans to Westfield America Limited Partnership ("WALP")

During the year, WT issued a promissory note to WALP. The balance of this note at year end is US$586.0 million receivable (31 December 2006: nil). The interest income for the year in respect of the loan to WALP is $8.5 million (31 December 2006: $nil).

Key Management Personnel of the entity

Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties

Details of transactions with Other Related Parties are disclosed in part b(i) above.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL

The Trust forms part of the Westfield Group. The Responsible Entity does not have any employees. Key Management Personnel of the Trust are paid by related entities within the Westfield Group.

As the Trust forms of the Westfield Group the discussion under other remuneration disclosures (Note 38(e)) relates to the Westfield Group's remuneration policies and practices.

(a) Remuneration of Key Management Personnel

	Short Term Benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits [2]	Other post employment benefits	Amortisation of cash settled share based payment transactions [1]	
Key Management Personnel	$	$	$	$	$	$	$
F P Lowy, AC – Executive Chairman [3]							
31 December 2007	**8,000,000**	**7,000,000**	**817,421**	**1,351**	**66,506**	**–**	**15,885,278**
31 December 2006	8,000,000	5,500,000	756,737	42,554	88,906	–	14,388,197
D H Lowy, AM – Deputy Chairman							
31 December 2007	**204,000**	**–**	**–**	**–**	**–**	**–**	**204,000**
31 December 2006	204,000	–	–	–	–	–	204,000
R L Furman – Non Executive Director							
31 December 2007	**162,000**	**–**	**–**	**–**	**–**	**–**	**162,000**
31 December 2006	162,000	–	–	–	–	–	162,000
D M Gonski, AC – Non Executive Director							
31 December 2007	**188,000**	**–**	**–**	**–**	**–**	**–**	**188,000**
31 December 2006	188,000	–	–	–	–	–	188,000
F G Hilmer, AO – Non Executive Director							
31 December 2007	**207,144**	**–**	**–**	**–**	**–**	**–**	**207,144**
31 December 2006	228,000	–	–	–	–	–	228,000
S P Johns – Non Executive Director							
31 December 2007	**608,000**	**–**	**–**	**–**	**–**	**–**	**608,000**
31 December 2006	608,000	–	–	–	–	–	608,000
P Lowy – Group Managing Director							
31 December 2007	**2,980,448**	**4,000,000**	**–**	**(147,589)**	**–**	**3,161,090**	**9,993,949**
31 December 2006	3,317,850	3,052,422	–	293,347	–	2,465,383	9,129,002
S Lowy – Group Managing Director							
31 December 2007	**2,500,000**	**4,000,000**	**–**	**70,513**	**–**	**3,161,090**	**9,731,603**
31 December 2006	2,500,000	3,000,000	–	446,346	–	2,465,383	8,411,729
J B Studdy, AM – Non Executive Director							
31 December 2007	**57,445**	**–**	**–**	**–**	**–**	**–**	**57,445**
31 December 2006	170,000	–	–	–	–	–	170,000
F T Vincent – Non Executive Director							
31 December 2007	**50,687**	**–**	**–**	**–**	**–**	**–**	**50,687**
31 December 2006	150,000	–	–	–	–	–	150,000
G H Weiss – Non Executive Director							
31 December 2007	**168,000**	**–**	**–**	**–**	**–**	**–**	**168,000**
31 December 2006	168,000	–	–	–	–	–	168,000
D R Wills, AO – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
C M Zampatti, AM – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
Subtotal Directors							
31 December 2007	**15,437,724**	**15,000,000**	**817,421**	**(75,725)**	**66,506**	**6,322,180**	**37,568,106**
31 December 2006	16,007,850	11,552,422	756,737	782,247	88,906	4,930,766	34,118,928

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

	Short Term Benefits				Post Employment	Share Based	Total
Key Management Personnel	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Amortisation of cash settled share based payment transactions[1] $	$
P Allen – Group Chief Financial Officer[4]							
31 December 2007	**1,000,000**	**1,500,000**	**–**	**88,871**	**–**	**3,276,389**	**5,865,260**
31 December 2006	900,000	1,000,000	–	53,729	–	3,005,620	4,959,349
R Jordan – Managing Director, Australia and New Zealand[5]							
31 December 2007	**1,000,000**	**1,500,000**	**–**	**97,075**	**–**	**3,184,914**	**5,781,989**
31 December 2006	900,000	1,000,000	–	79,177	–	2,869,256	4,848,433
Subtotal Non Director Key Management Personnel							
31 December 2007	**2,000,000**	**3,000,000**	**–**	**185,946**	**–**	**6,461,303**	**11,647,249**
31 December 2006	1,800,000	2,000,000	–	132,906	–	5,874,876	9,807,782
Total Key Management Personnel							
31 December 2007	**17,437,724**	**18,000,000**	**817,421**	**110,221**	**66,506**	**12,783,483**	**49,215,355**
31 December 2006	17,807,850	13,552,422	756,737	915,153	88,906	10,805,642	43,926,710

[1] Cash settled share based transactions represent amounts amortised relating to the EDA Plan and PIP Plan. Refer to Note 38(e) for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $814,511 (31 December 2006: $753,827) relate to Mr F Lowy's contractual entitlements to private usage of the Group's aircraft. The entitlement to private usage of the Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $66,506 (31 December 2006: $88,906) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2004/2005 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] During the financial year, 27,313 awards vested and Mr P Allen was paid $534,789 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

[5] During the financial year, 13,269 awards vested and Mr R Jordan was paid $259,807 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

(b) Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

(c) Shareholdings of Key Management Personnel

Stapled securities held in Westfield Group (number)	Balance at 1 Jan 2007	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2007
F P Lowy, AC; D H Lowy, AM; P S Lowy; S M Lowy [1]	166,370,941			13,227,427	179,598,368
R L Furman	–			–	
D M Gonski, AC	299,527			20,912	320,439
F G Hilmer, AO	219,433			19,079	238,512
S P Johns	1,577,503			(41,068)	1,536,435
J B Studdy, AM [2]	38,573				38,573
F T Vincent [2]	10,000				10,000
G H Weiss	20,000			1,739	21,739
D R Wills, AO	20,000				20,000
C M Zampatti, AM	310,949			27,973	338,922
P Allen	166,042			5,253	171,295
R Jordan	724,869			48,250	773,119
Total	**169,757,837**	**–**	**–**	**13,309,565**	**183,067,402**

[1] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield Officers Superannuation Fund (formerly known as Westfield Superannuation C Fund). The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

[2] Mr J B Studdy AM and Mr F T Vincent retired from the Board on 2 May 2007. This represents their holdings on the date of their retirement.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(d) Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with key management personnel are included in Note 37.

(ii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by Westfield Group in respect of stapled securities held in the Group.

(e) Other remuneration disclosures

1 Remuneration Committee

1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its Charter, a copy of which is available on the Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing the management's recommendations of the total proposed awards to be issued under each equity-linked plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

1.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AC	Member	Independent Director

The Committee met three times in the Financial Year. All members of the Committee attended the meetings.

2 Remuneration of Non-Executive Directors

2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

The Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this Report and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Group's equity-linked incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the Annual General Meeting of the Company held in November 2004.

During the Financial Year, the Board resolved to increase the Non-Executive Directors' remuneration from $150,000 to $175,000 per annum, effective from 1 January 2008. The Deputy Chairman's loading and the fees payable to Directors serving on Committees remain unchanged.

The Board also recommended that a resolution be put to members at the Annual General Meeting of the Company to he held on 23 May 2008 seeking approval for an increase in the pool of funds available for payment of Non-Executive Directors' fees from $1.8 million to $2.5 million.

In making the decision to increase the Non-Executive Directors' remuneration and to seek Member approval to an increase in the pool of funds available for the payment of Non-Executive Directors' fees, the Board took into consideration a comparative analysis of fees paid to non-executive directors in other listed entities as well as noting that there had not been an increase in fees paid to the Group's Non-Executive Directors since 2004.

Further details of the proposal will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000
D M Gonski, AC	150,000	–	20,000	–	6,000	12,000	–	188,000
F G Hilmer, AO	150,000	9,144[1]	30,000	–	–	18,000	–	207,144
S P Johns	150,000	–	20,000	18,000	–	–	420,000[2]	608,000
J B Studdy, AM	50,687	–	6,758	–	–	–	–	57,445[3]
F T Vincent	50,687	–	–	–	–	–	–	50,687[3]
G H Weiss	150,000	–	–	18,000	–	–	–	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000

[1] Professor Hilmer stepped down as Deputy Chairman in April 2007. The amount paid is for the period 1 January 2007 to April 2007.

[2] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues.

[3] Mr Studdy and Mr Vincent each retired as Directors of the Board on 2 May 2007. The amounts paid are for the period 1 January 2007 to 2 May 2007.

2.3 Other Entitlements

Short term employee benefits

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 2.2.

Non-Executive Directors are not entitled:

- to short-term compensated absences;
- to short-term cash profit sharing or other cash or performance related bonus; or
- to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

- to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
- to any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans and are not entitled to share based compensation.

2.4 Board changes

In February 2008, Mr Dean Wills informed the Board that he will not seek re-election at the next Annual General Meeting of the Company to be held on 23 May 2008. Mr Wills will retire as a Director effective at the close of that meeting.

Professor Judith Sloan and Mr John McFarlane joined the Board on 26 February 2008. Biographies of each of Professor Sloan and Mr McFarlane are included in the section on the Board of Directors in this Annual Report.

In accordance with the constitution of the Company, Professor Sloan and Mr McFarlane will seek election as Directors at the Annual General Meeting to be held on 23 May 2008.

3 Group Managing Directors and Other Key Management Personnel

3.1 Policy and Environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Group adopt policies and procedures which:

- enable the Group to attract and retain key executives who will create sustainable value for members;
- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with members; and
- comply with applicable legal requirements and appropriate standards of governance.

The detail of the Group's policies and procedures is set out in section 3.4 of this Report. This section summarises the Group's position on remuneration issues taking into account the prevailing market conditions which influence the Group's current policies.

The Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Group's business and the philosophy of intensive management of the Group's business mean that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting, and transferring skills to, the Group's business in various locations around the world.

3.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and, where relevant, promotion.

82-35029

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Executive Chairman, the Group Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

3.4 The equity-linked incentive plans

The Westfield Group has two equity-linked incentive plans: the EDA Plan and the PIP Plan.

Following the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby on maturity, the executive is entitled to receive one Westfield Group security for each award. However, as explained below, the current equity-linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $20.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a plan in which senior and high performing executives participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The Board and Remuneration Committee have acknowledged that in the Financial Year there was continued strong upward pressure on remuneration in the markets in which the Group operates. In recent years, in each of these markets, we have experienced a combination of strong local economies, historically low unemployment rates and skill shortages in certain areas of the workforce. Towards the end of the Financial Year however, there were signs that a number of these factors were easing in some of our markets.

Since financial year 2005, the Board has utilised the EDA Plan to make non-recurring awards to the Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Group Managing Directors will receive these awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

As noted above, the structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 16 executives world-wide, including the Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

(a) qualification for awards under the PIP Plan each year will be subject to the Group achieving performance hurdles which relate to the financial and operating targets of the Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

(b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group securities between the qualification date and vesting.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdles for the 2007 Qualifying Year were based on the Group:

(a) achieving growth in Operational segment earnings (on a constant currency basis) as reported by the Group (this hurdle had a 75% weighting); and

(b) achieving a targeted level of development project starts (this hurdle had a 25% weighting).

Both hurdles were achieved in the Financial Year. As a consequence, 100% of the potential awards which were eligible for issue under the PIP Plan in respect of the 2007 Qualifying Year, have been issued to participants.

The hurdles chosen by the Remuneration Committee for the 2008 Qualifying Year also reflect the focus on achieving fundamental operating targets consistent with the Group's Budget as approved by the Board in respect of Financial Year 2008.

Specifically the PIP hurdles for the 2008 Qualifying Year are focussed on:

- achieving growth in earnings (on a constant currency basis) from the Operational segment as reported by the Group (this hurdle has been given a 75% weighting); and
- achieving a targeted level of development starts (this hurdle has been given a 25% weighting).

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

Accounting for awards

The accounts of the Westfield Group and the remuneration disclosures in this Annual Report disclose the full liability to members of the grant of awards under the Group's equity linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any change in circumstances. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts and disclosed as part of the remuneration of executive directors and specified executives.

3.5 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Group's Security Trading Policy, participants in the EDA Plan and the PIP Plan are prohibited from entering into hedging arrangements in respect of unvested awards in EDAP, PIP or any other equity-linked incentive plan operated by the Group.

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Group and its security holders. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the EDA Plan or the PIP Plan. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

3.6 Review of equity-linked incentive plans

Prior to the Merger in 2004, the Group had altered the nature of its long term incentive plans from market priced options to zero priced options in the Company. That position has been maintained post Merger with the EDA and PIP Plans both of which are synthetic plans which simulate the grant, for zero consideration, of securities in the Westfield Group. As explained above, on vesting of an EDA or PIP award, the executive receives a cash payment equal to the aggregate of distributions and capital growth of a Westfield Group security over the life of the award. The cash proceeds are taxed in the hands of the executive as ordinary income in the year of receipt.

The fundamental reason why the EDA and PIP awards are cash settled rather than equity settled is that tax laws previously in force did not provide the same exemptions for options over trust units as existed over shares in listed companies. However, in 2007 the Federal Government introduced legislation to correct this position with regard to stapled securities where a share in a company is stapled to units in a trust.

As a result of this change, the Group conducted a further review of its existing incentive plans and, as a result of that review, the Group is proposing to seek member approval at the Annual General Meeting of the Company in May 2008 to replace the EDA and PIP Plans with zero priced performance rights plans ("Performance Rights Plans"). Essentially the Performance Rights Plans will function in the same manner as the EDA and PIP Plans except that entitlements will be satisfied by the issue or transfer of a Westfield Group security to the plan participant on maturity or vesting of the right (as opposed to the payment of a cash amount).

The structure and philosophy of the EDA and PIP Plans will be retained with the Performance Rights Plans.

As with the EDA and PIP Plans, the grant of entitlements under the new plans will be closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. The vesting schedules under the EDA and PIP Plans will be retained under the Performance Rights Plans.

The Performance Right Plan to replace the PIP Plan will also replicate the PIP Plan with its emphasis on meeting operational hurdles during a Qualifying Year. As with the PIP Plan, the new plan is intended to reward strong performance by the senior executive team and to provide an incentive for executives to remain with the Group over the subsequent vesting period of four years.

The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (as detailed above in section 3.4). These hurdles were met. Accordingly, the participants in the PIP Plan including the Group Managing Directors and the Specified Executives (see section 5.1) became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

It is proposed that, subject to members approving the introduction the Performance Rights Plans, the PIP awards in respect of the 2007 Qualifying Year will be granted pursuant to the PIP Performance Right Plan.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

If members do not approve the introduction of the Performance Rights Plans, the EDA Plan and PIP Plan will continue in their current form.

Further details of the Performance Rights Plans will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

4 Remuneration of Executive Directors

At the date of th.s report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

4.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2007 and was extended on the same terms until 31 December 2008. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

(a) a base salary of $8 million;

(b) an annual performance bonus of $7 million. The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as the 2007 Qualifying Year hurdles for the PIP Plan (as detailed above in section 3.4). These hurdles were met; and

(c) other benefits as detailed in the table below.

In respect of the 12 month period to 31 December 2008, Mr Lowy's base salary remains at $8 million. His target performance bonus is $8 million. Mr Lowy will only qualify for that bonus if the Group meets the performance hurdles established in respect of the PIP Plan as detailed above in section 3.4.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Group operates, both locally and internationally. With over 47 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Group's equity-linked incentive plans.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $66,506.

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year ended 31 December 2007.

Component of Remuneration	Amount $
Short Term Employee Benefits	
– Base salary Fixed	8,000,000
– Cash bonus (accrued)[1] At risk	7,000,000
– Other short term employee benefits[2] Fixed	1,351
– Non monetary benefits[3] Fixed	817,421
Post Employment Employee Benefits	
– Pension and superannuation benefits[4] Fixed	66,506
Other Long Term Benefits	–
Termination Benefits	–
Share Based Payments[5]	–
Total Remuneration	**15,885,278**

[1] The bonus was payable if the Westfield Group met the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Group's aircraft which is classified as private usage ($814,511). The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component Of Remuneration	Amount $
Short Term Employee Benefits	
– Base salary[1]	2,980,448
Fixed	
– Cash bonus (accrued)[2]	4,000,000
At risk	
– Other short term employee benefits[3]	(147,589)
Fixed	
– Non monetary benefits	-
Fixed	
Post Employment Employee Benefits	
– Pension and superannuation benefits	-
Share Based Payments[4][5]	
– EDA Plan At risk	1,134,138
– PIP Plan At risk	2,026,952
Other Long Term Benefits	-
Total Remuneration	**9,993,949**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

[2] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave and long service leave entitlements.

[4] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 4.3 and 4.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

[5] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

Mr Steven Lowy

- Has been with the Group since 1987.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component Of Remuneration	Amount $
Short Term Employee Benefits	
– Base salary Fixed	2,500,000
– Cash bonus (accrued)[1] At risk	4,000,000
– Other short term employee benefits[2] Fixed	70,513
– Non monetary benefits Fixed	
Post Employment Employee Benefits	
Pension and superannuation benefits	–
Share Based Payments[3][4]	
– EDA Plan At risk	1,134,138
– PIP Plan At risk	2,026,952
Other Long Term Benefits	–
Total Remuneration	**9,731,603**

[1] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 4.3 and 4.4 for details of awards held by of Mr Lowy under the EDA Plan and PIP Plan.

[4] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

4.3 Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Lowy							
Group Managing Director	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A
Steven Lowy							
Group Managing Director	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

[3] These awards vested (and were paid) in January 2008. The payout amount was $1,178,100 for each Group Managing Director.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4.4 Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to any of the Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Lowy							
Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied
Steven Lowy							
Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

5 Executive Remuneration and Termination Arrangements

5.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the Executives (other than the Directors) numbering at least five, who received the highest remuneration for the Financial Year. Mr Peter Allen, Group Chief Financial Officer, and each of Mr Michael Gutman, Mr Robert Jordan (Managing Director of Australia and New Zealand) are also the Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 20 years and Mr Allen has been with the Group for 12 years. There are no formal service contracts for Mr Jordan and Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.

Name and Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Robert Jordan Managing Director Australia and New Zealand	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

82-35029

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

5.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

EXECUTIVE	SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS $ [4]		TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	TOTAL [7]
	BASE SALARY	ACCRUED BONUS	OTHER SHORT TERM EMPLOYEE BENEFITS	NON MONETARY BENEFITS		EDA PLAN	PIP PLAN			
	FIXED [1]	AT RISK [2]	FIXED [3]	FIXED		TOTAL AT RISK [5]	TOTAL AT RISK [6]			
Peter Allen Group Chief Financial Officer	1,000,000	1,500,000 Vested: 100%	88,871	–	–	2,392,372	884,017	–	–	5,865,260
Robert Jordan Managing Director Australia and New Zealand	1,000,000	1,500,000 Vested: 100%	97,075	–	–	2,300,897	884,017	–	–	5,781,989

[1] Base salary is inclusive of superannuation guarantee contributions.

[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer notes (5) and (6) for share based payments.

[5] Refer to the table at 5.3.

[6] Refer to the table at 5.4.

[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.

5.3 Specified Executives: participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Group Chief	1 September 2004	23,060	1 September 2007[3]	4,253	27,313	427,889	N/A
Financial Officer	1 January 2006	20,185	1 January 2009	2,334	22,519	457,669	N/A
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	20,672	1 January 2010	1,037	21,709	463,362	N/A
Robert Jordan							
Managing Director	1 September 2004	11,200	1 September 2007[4]	2,069	13,269	207,837	N/A
Australia and	1 January 2006	17,305	1 January 2009	2,002	19,307	392,379	N/A
New Zealand	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	20,672	1 January 2010	1,037	21,709	463,362	N/A

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

[3] These awards have vested and have been paid. The payout amount was $534,789.

[4] These awards have vested and have been paid. The payout amount was $259,807.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

5.4 Specified Executives: participation in the PIP Plan

The following chart details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Group Chief Financial Officer	1 January 2006	44,590	22,295: 01/01/09 22,295: 01/01/10	5,154	49,744	994,254	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	2,314	48,454	968,478	Satisfied[3]
Robert Jordan							
Managing Director Australia and New Zealand	1 January 2006	44,590	22,295: 01/01/09 22,295: 01/01/10	5,154	49,744	994,254	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	2,314	48,454	968,478	Satisfied[3]

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

[3] The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met. Accordingly, the Group Specified Executives became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 39 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA				
Parent Entity				
Westfield Trust	100.0	100.0	100.0	100.0
Consolidated Controlled Entities				
Bondi Junction Trust	100.0	100.0	100.0	100.0
Cairns Investment Trust – Units	100.0	100.0	100.0	100.0
Carindale Property Trust	50.0	100.0	50.0	100.0
Fountain Gate Trust	100.0	100.0	100.0	100.0
Market Street Investment Trust	100.0	100.0	100.0	100.0
Market Street Property Trust	100.0	100.0	100.0	100.0
VIC Shopping Centre Trust	100.0	100.0	100.0	100.0
WD Trust	100.0	100.0	100.0	100.0
WestArt Trust	100.0	100.0	100.0	100.0
Westfield Sub trust No.2	100.0	100.0	100.0	100.0
Westfield Chatswood Trust	100.0	100.0	100.0	100.0
Westfield Morley Trust	100.0	100.0	100.0	100.0
Westfield Northgate Trust	100.0	100.0	100.0	100.0
Wesfield Australia Shopping Centre Trust No.2 (formerly Westfield Number 2 Sub Trust)	–	–	100.0	100.0
Westfield Number 3 Sub Trust	–	–	100.0	100.0
Westfield Number 4 Sub Trust	–	–	100.0	100.0
Westfield Shoppingtown Property Trust	100.0	100.0	100.0	100.0
Westfield Sub Trust A	–	–	100.0	100.0
Westfield Australia Shopping Centre Trust No.1 (formerly Westfield Sub Trust B)	–	–	100.0	100.0
Westfield Sub Trust C	100.0	100.0	100.0	100.0
Westfield Sub Trust D	100.0	100.0	100.0	100.0
Westfield Sub Trust E	100.0	100.0	100.0	100.0
Westfield Sub Trust F	100.0	100.0	100.0	100.0
Westfield Sub Trust G	100.0	100.0	100.0	100.0
Westfield Sub Trust H	100.0	100.0	100.0	100.0
Westfield Sub Trust I	100.0	100.0	100.0	100.0
Westfield Sub Trust J	100.0	100.0	100.0	100.0
Westfield Sub Trust K	100.0	100.0	100.0	100.0
Westfield Tuggerah Trust	100.0	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	100.0	100.0	100.0	100.0
Proportionately Consolidated Joint Ventures				
Westfield Airport West	50.0	50.0	50.0	50.0
Westfield Bay City	50.0	50.0	50.0	50.0
Westfield Belconnen	50.0	50.0	50.0	50.0
Westfield Carindale	25.0	50.0	25.0	50.0
Westfield Casey	50.0	50.0	50.0	50.0
Westfield Helensvale	50.0	50.0	50.0	50.0
Westfield Hurstville	50.0	50.0	50.0	50.0
Westfield Liverpool	50.0	50.0	50.0	50.0
Westfield Marion	50.0	50.0	50.0	50.0
Westfield Miranda	50.0	50.0	50.0	50.0
Westfield North Lakes	50.0	50.0	50.0	50.0
Westfield Parramatta	50.0	50.0	50.0	50.0
Westfield Penrith	50.0	50.0	50.0	50.0
Westfield Plenty Valley	50.0	50.0	50.0	50.0
Westfield West Lakes	50.0	50.0	50.0	50.0
Westfield Whitford City	50.0	50.0	50.0	50.0
Westfield Woden	50.0	50.0	50.0	50.0

NOTE 39 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 - Interest		31 Dec 06 - Interest	
Name of entity	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)				
Equity Accounted Entities				
AMP Wholesale Shopping Centre Trust No.2	**10.0**	**10.0**	10.0	10.0
CMS General Trust	**50.0**	**50.0**	50.0	50.0
CMS Property Trust	**50.0**	**50.0**	50.0	50.0
KSC Trust	**25.0**	**25.0**	25.0	25.0
Mt Druitt Shopping Centre Trust	**50.0**	**50.0**	50.0	50.0
SA Shopping Centre Trust	**50.0**	**50.0**	50.0	50.0
Southland Trust	**50.0**	**50.0**	50.0	50.0
Tea Tree Plaza Trust	**50.0**	**50.0**	50.0	50.0
ENTITIES INCORPORATED IN NEW ZEALAND				
Consolidated Controlled Entities				
Absynnian Holding Limited	**99.0**	**99.0**	99.0	99.0
Albany Shopping Centre (No 2) Limited	**100.0**	**100.0**	100.0	100.0
Albany Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Cedarville Properties Limited	**100.0**	**100.0**	100.0	100.0
Chartwell Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Downtown Shopping Centre (No 2) Limited	**100.0**	**100.0**	100.0	100.0
Downtown Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Glenfield Mall Limited	**100.0**	**100.0**	100.0	100.0
Johnsonville Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Kroftfield Properties Limited	**100.0**	**100.0**	100.0	100.0
Manukau City Centre Limited	**100.0**	**100.0**	100.0	100.0
Petavid Investments Limited	**100.0**	**100.0**	100.0	100.0
Queensgate Centre Limited	**100.0**	**100.0**	100.0	100.0
Redisville Enterprises Limited	**100.0**	**100.0**	100.0	100.0
Riccarton Shopping Centre (1997) Limited	**100.0**	**100.0**	100.0	100.0
Shore City Centre (1993) Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group (No. 2) Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group (No. 3) Limited	**100.0**	**100.0**	-	-
St Lukes Group Holdings Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Square (1993) Limited	**100.0**	**100.0**	100.0	100.0
The Plaza Pakuranga Limited	**100.0**	**100.0**	100.0	100.0
WestCity Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Westfield Trust (NZ) Limited	**100.0**	**100.0**	100.0	100.0
WT Finance (NZ) Limited	**100.0**	**100.0**	100.0	100.0

NOTE 40 SUBSEQUENT EVENTS

There are no significant events since the end of the financial year.

Directors' Declaration

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 14 March 2008 in accordance with a resolution of the Board of Directors.



FP Lowy, AC
Executive Chairman



FG Hilmer, AO
Director

Independent Audit Report

FOR THE MEMBERS OF WESTFIELD TRUST

82-35029



■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959

Independent auditor's report to the members of Westfield Trust

We have audited the accompanying financial report of Westfield Trust ("the Trust"), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Westfield Trust is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Westfield Trust and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards.

Ernst & Young

Chris Westworth
Partner

Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

Directors' Report

The Directors of Westfield Management Limited ("Responsible Entity"), the responsible entity of Westfield Trust ("Trust") submit the following Report for the year ended 31 December 2007 ("Financial Year").

A reference to the "Westfield Group" or the "Group" is to Westfield Holding Limited, Westfield Trust, Westfield America Trust and their consolidated entities.

Review of Operations and State of Affairs
The Trust reported a net profit of $2,507.1 million and a distribution of $963.8 million for the Financial Year. Basic earnings per unit are 134.47 cents and the distribution per unit is 52.00 cents.

As at 31 December 2007, the Trust had a $23.3 billion (consolidated properties $21.7 billion and share of equity accounted properties: $1.6 billion) interest in 56 shopping centres, comprising 13,102 retail outlets and approximately 3.9 million square of retail space.

The Australian and New Zealand operation contributed net property income of $1,212 million for the Financial Year which includes comparable mall income growth of approximately 5.6%. This performance reflects the steady retail conditions which prevailed in the Financial Year as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99% and specialty store retail growth for the year of 7.1%.

Retail sales for the Trust's 44 Australian centres totalled $19.8 billion for the Financial Year. On a comparable basis, sales increased 5.9% with specialty store sales up 7.1%. Retail sales at the Trust's 12 centres in New Zealand increased 7.9% to NZ$1.9 billion for the Financial Year. On a comparable basis, specialty store sales were up 2.7% for the Financial Year.

Property transactions

During the Financial Year, the Trust formed a $1.4 billion new joint venture in respect of Westfield Parramatta, Sydney with GIC Real Estate Pte Ltd. A GIC affiliate acquired a 50% interest in Westfield Parramatta for $717.5 million which was in line with its book value at 31 December 2006. Westfield was appointed property, leasing and development manager for the centre.

The Trust also formed a $1.48 billion new joint venture in respect of Westfield Doncaster in Victoria with Lasalle Asia Property Fund. Lasalle will make progressive payments over a period of 18 months to fund the current redevelopment of the centre. Lasalle's total investment of $738 million represents 50% of the value of the centre on completion at a property yield of 4.7%.

During the Financial Year, the Trust issued Property-Linked Notes to the value of $1.26 billion. The Notes are designed to provide returns to Noteholders based on the economic performance of the following Westfield super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT. The Trust's obligations under the Notes are guaranteed by Westfield Holdings Limited and Westfield America Trust.

Development projects

The Group completed and opened two new Australian projects during the Financial Year. These are the $170 million development at Westfield Kotara in Newcastle and the $190 million redevelopment of North Lakes in Brisbane.

The Group also obtained approval from the City of Sydney to redevelop its Centrepoint, Imperial Arcade and Skygarden properties in the Sydney CBD. Construction of the project is expected to commence in the second half of 2008.

In New Zealand, the Group completed the NZ$210 million development of a new centre at Albany in Auckland which opened ahead of schedule.

Except as may be stated elsewhere in the Annual Report, the Directors are not aware of any matter or circumstance since 31 December 2007 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or state of affairs of the Group for future financial years.

Principal Activities
The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

Subsequent Events
There are no significant events since the end of the Financial Year.

Future Developments
The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations and State of Affairs above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Environmental Performance
Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored.

Further information in relation to the Group's philosophy in relation to the environment and the community is set out at pages 14 to 17 of the Westfield Group's Annual Report.

Distributions
The following distributions were paid to members during the Financial Year:

- The distribution for the six months ended 31 December 2006[1], paid 28 February 2007:
  - 18.96 cents per unit final distribution for ordinary units;
  - 12.57 cents per unit final distribution for ordinary units issued on 31 August 2006 pursuant to the Group's Distribution Reinvestment Plan — $335,361,971

- The distribution for the six months ended 30 June 2007[2], paid 31 August 2007:
  - 29.00 cents per unit interim distribution for ordinary units;
  - 19.55 cents per unit interim distribution for ordinary units issued on 28 February 2007 pursuant to the Group's Distribution Reinvestment Plan — $517,094,986

The following final distribution was declared for payment to members with respect to the Financial Year, and paid on 29 February 2008:
- 23.00 cents per unit final distribution for ordinary units — $446,704,991

[1] The Trust distribution of 18.96 cents per ordinary unit and 12.57 cents per August 2006 DRP unit formed part of the distribution of 52.0 cents per ordinary WDC stapled security and 34.48 cents per August 2006 DRP stapled security paid on 28 February 2007. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[2] The Trust distribution of 29.00 cents per ordinary unit and 19.55 cents per February 2007 DRP unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security and 35.89 cents per February 2007 DRP stapled security paid on 31 August 2007. This distribution was an aggregate of a distribution from the Trust and a distribution from Westfield America Trust. No dividend was paid by Westfield Holdings Limited. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[3] The Trust distribution of 23.00 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 29 February 2008. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

The Directors
The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirements of Mr John B Studdy AM and Mr Francis T Vincent on 2 May 2007. In addition, Professor Hilmer AO stepped down as Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent Director.

Subsequent to the end of the Financial Year, Mr Dean Wills AO advised that he will not stand for re-election at the annual general meeting of Westfield Holdings Limited, scheduled to be held on 23 May 2008. Mr Wills will retire from the Board at the conclusion of that meeting. On 26 February 2008, Professor Judith Sloan and Mr John McFarlane were appointed to the Board.

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust are stapled to shares in Westfield Holdings Limited and units in Westfield America Trust. The stapled securities trade on the ASX under the code WDC.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	179,598,368
R L Furman	-
D M Gonski, AC	223,918
F G Hilmer, AO	205,904
S P Johns	1,522,267
J McFarlane	-
J Sloan	1,000
G H Weiss	21,739
D R Wills, AO	20,000
C M Zampatti, AM	338,922

Messrs Studdy and Vincent retired from the Board on 2 May 2007. On the date of retirement, Messrs Studdy and Vincent held 38,573 and 10,000 ordinary stapled securities in the Westfield Group respectively.

None of the Directors hold options over any issued or unissued units in the Trust or stapled securities in the Westfield Group. No options over any issued or unissued units in the Trust or stapled securities in the Westfield Group have been issued to the Specified Executives as defined in Note 38.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests in the Trust or the Group. None of the Directors hold debentures of the Westfield Group.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 19 in the Notes to the Financial Statements (page 17).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 18 in the Notes to the Financial Statements (page 16).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

- $86.2 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 24,860,260 units as at the end of the Financial Year. Associates of the Responsible Entity also hold 27,661,209 options in the Trust.
- Details of units issued in the Trust during the Financial Year are set out on Note 18 on page 16.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(c), 2(d), 11, 13 on pages 7,8,12 and 14.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 18 on page 16.

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young

Chris Westworth
Partner

Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial years of Carindale Property Trust end on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the Financial Year of Westfield Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.



F P Lowy, AC
Executive Chairman



F G Hilmer, AO
Director

14 March 2008

Corporate Governance Statement

The Corporate Governance statement for Westfield Trust for the financial year ended 31 December 2007 has been incorporated into the Corporate Governance statement prepared for the stapled Westfield Group. This statement can be found in the 2007 Westfield Group Annual Report, after the Directors' Report.

Members' Information

FOR THE YEAR ENDED 31 DECEMBER 2007

Twenty Largest Holders of Stapled Securities in Westfield Group[1]		Number of Securities	% of Issued Securities
1.	HSBC Custody Nominees (Australia) Limited	401,972,403	20.70
2.	J P Morgan Nominees Australia Limited	306,627,790	15.79
3.	National Nominees Limited	234,489,015	12.07
4.	Citicorp Nominees Pty Limited	108,020,763	5.56
5.	Cordera Holdings Pty Limited	100,724,953	5.19
6.	ANZ Nominees Limited <Cash Income A/C>	58,664,422	3.02
7.	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,517,724	2.03
8.	Cogent Nominees Pty Limited	39,230,313	2.02
9.	AMP Life Limited	35,886,894	1.85
10.	Cogent Nominees Pty Limited <SMP Account>	23,056,007	1.19
11.	Queensland Investment Corporation	18,924,676	0.97
12.	Bond Street Custodians Limited <ENH Property Securities A/C>	17,345,020	0.89
13.	Franley Holdings Pty Limited	16,975,434	0.87
14	UBS Nominees Pty Ltd <116C A/C>	13,440,000	0.69
15	Perpetual Trustee Company Limited	12,738,784	0.66
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	10,750,830	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	9,764,953	0.50
18	Bond Street Custodians Limited <Property Securities A/C>	9,676,664	0.50
19.	Mr Frank P Lowy	8,817,391	0.45
20.	Citicorp Nominees Pty Limited <CFSIL CFS WS INDX Prop A/C>	8,246,619	0.42
		1,474,870,655	**75.92**

[1] Ordinary shares in Westfield Holdings Ltd were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the Australian Securities Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	Number of Options[1]	Number of Option Holders	Number of Stapled securities[2]	Number of Security-holders	% of securities in each Category
1-1,000	2,415	2	32,639,167	65,374	1.68
1,001-5,000	5,000	1	121,515,205	56,485	6.26
5,001-10,000	10,000	1	43,004,094	6,265	2.21
10,001-100,000	222,550	5	76,467,810	3,315	3.94
100,001 and over	531,029	2	1,668,576,561	288	85.91
Total	**770,994**	**11**	**1,942,202,837**	**131,727**	**100.00**

As at 28 February 2008, 3,034 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

The number of options on issue include options on issue by each of Westfield Holdings Limited (the Company), Westfield Trust and Westfield America Trust. Under the stapling arrangements each entity is required to issue securities on the exercise of options in one of the other entities.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of the Company. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 28 February 2008 is 28,432,203

[2] Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,025,287,200 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Westifeld Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Westifeld Group, are as follows:

Members of the Lowy family and associates	166,450,338
Barclay's Group	97,541,941
Commonwealth Bank of Australia	97,098,630



Westfield America Trust Financial Report 31 December 2007

Westfield America Management Limited ABN 66 072 780 619
AFSL No 230324 as responsible entity of **Westfield America Trust** ARSN 092 058 449

Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate


EMAS

As part of the Westfield Group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF), and is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007"

TYPESETTING: MONOCHROMECREATIVE.COM.AU PRODUCTION: COMPUTERSHARE

82-35029

Financial Report

WESTFIELD AMERICA TRUST

For the financial year ended 31 December 2007

Contents

2 Income Statement

3 Balance Sheet

4 Statement of Changes in Equity

5 Cash Flow Statement

6 Notes to the Financial Statements

57 Directors' Declaration

58 Independent Audit Report

59 Directors' Report

61 Corporate Governance Statement

62 Members' Information

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Revenue and other income					
Property revenue	3	**1,539.4**	1,626.5	-	-
Property revaluations		**489.1**	675.5	-	-
Property development and project management revenue		**77.9**	36.0	-	-
Dividends from subsidiaries		-	-	**450.0**	541.2
		2,106.4	2,338.0	**450.0**	541.2
Share of after tax profits of equity accounted entities					
Property revenue		**230.2**	223.3	-	-
Property revaluations		**222.4**	169.9	-	-
Property expenses and outgoings		**(72.1)**	(62.3)	-	-
Interest and tax expense		**(58.8)**	(48.3)	-	-
	13	**321.7**	282.6	-	-
Currency derivatives	4	-	-	-	306.2
Net profit on realisation of assets	5	**69.0**	-	-	11.4
Interest income	6	**44.7**	40.9	**351.6**	177.6
Total revenue and other income		**2,541.8**	2,661.5	**801.6**	1,036.4
Expenses					
Property expenses and outgoings		**(561.1)**	(591.6)	**(2.7)**	(2.1)
Property development and project management costs		**(57.4)**	(22.1)	-	-
Corporate costs		**(6.9)**	(4.2)	**(2.1)**	(2.1)
		(625.4)	(617.9)	**(4.8)**	(4.2)
Currency derivatives	4	**(353.1)**	(192.4)	**(319.6)**	-
Net loss on realisation of assets	5	-	(11.8)	-	-
Financing costs	6	**(600.5)**	(1,360.8)	**(0.8)**	(223.8)
Total expenses		**(1,579.0)**	(2,182.9)	**(325.2)**	(228.0)
Profit before tax expense		**962.8**	478.6	**476.4**	808.4
Tax expense	7	**(163.6)**	(290.2)	**(58.8)**	(81.2)
Net profit attributable to members of Westfield America Trust ("WAT")		**799.2**	188.4	**417.6**	727.2

	Note	cents	cents
Basic earnings per unit	8	**41.04**	10.16
Diluted earnings per unit	8	**40.90**	10.13

	Note	$million	$million
Final distribution proposed		**410.1**	544.4
Interim distribution paid		**452.6**	466.6
Total distribution proposed/paid	25	**862.7**	1,011.0

Weighted average number of units entitled to distribution at 31 December (millions)	**1,945.8**	1,846.9
6 months ended 31 December		
Distribution proposed per ordinary unit (cents)	**20.25**	29.40
Distribution proposed per Distribution Reinvestment Plan ("DRP") unit (cents)	-	19.50
6 months ended 30 June		
Distribution paid per ordinary unit (cents)	**24.25**	25.33
Distribution paid per DRP unit (cents)	**16.34**	17.07

Balance Sheet

AS AT 31 DECEMBER 2007

	Note	Consolidated		Parent Entity	
		31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Current assets					
Cash and cash equivalents	24(a)	**79.5**	35.4	**4.4**	2.7
Trade receivables		**36.0**	35.3	**-**	-
Investment properties classified as held for sale	12	**-**	141.4	**-**	-
Derivative assets	9	**181.3**	151.7	**179.5**	150.2
Receivables	10	**668.9**	570.9	**1,370.5**	691.0
Inventories		**12.2**	2.9	**-**	-
Tax receivable		**18.3**	18.2	**18.3**	18.2
Prepayments and deferred costs	11	**85.9**	72.3	**-**	-
Total current assets		**1,082.1**	1,028.1	**1,572.7**	862.1
Non current assets					
Investment properties	12	**16,680.9**	17,600.5	**-**	-
Equity accounted investments	13	**1,751.4**	1,784.5	**-**	-
Other investments	14	**581.6**	107.7	**6,953.6**	7,202.0
Derivative assets	9	**1,094.0**	719.0	**973.8**	664.9
Property, plant and equipment	15	**81.5**	81.2	**-**	-
Receivables	10	**95.8**	89.1	**-**	-
Deferred tax assets	7	**49.3**	28.4	**-**	-
Prepayments and deferred costs	11	**282.0**	282.7	**-**	-
Total non current assets		**20,616.5**	20,693.1	**7,927.4**	7,866.9
Total assets		**21,698.6**	21,721.2	**9,500.1**	8,729.0
Current liabilities					
Payables	16	**562.4**	445.9	**60.9**	5.4
Interest bearing liabilities	17	**1,025.1**	477.7	**-**	-
Other financial liabilities	18	**426.2**	-	**-**	-
Tax payable		**12.7**	12.4	**9.7**	4.2
Derivative liabilities	19	**59.9**	6.1	**47.0**	5.3
Total current liabilities		**2,086.3**	942.1	**117.6**	14.9
Non current liabilities					
Payables	16	**137.6**	26.6	**-**	-
Interest bearing liabilities	17	**7,180.2**	8,218.2	**90.0**	-
Other financial liabilities	18	**2,633.3**	3,609.7	**-**	-
Deferred tax liabilities	7	**1,486.6**	1,493.1	**743.3**	710.9
Derivative liabilities	19	**864.9**	485.8	**545.3**	295.1
Total non current liabilities		**12,302.6**	13,833.4	**1,378.6**	1,006.0
Total liabilities		**14,388.9**	14,775.5	**1,496.2**	1,020.9
Net assets		**7,309.7**	6,945.7	**8,003.9**	7,708.1
Equity attributable to members of WAT					
Contributed equity	20	**7,328.3**	6,203.8	**6,848.3**	5,723.8
Reserves	22	**(429.8)**	132.9	**1,155.6**	1,452.0
Retained profits	23	**411.2**	609.0	**-**	532.3
Total equity attributable to members of WAT		**7,309.7**	6,945.7	**8,003.9**	7,708.1

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Changes in equity attributable to members of WAT				
Opening balance of equity	**6,945.7**	7,688.8	**7,708.1**	8,278.4
Contributed equity				
Distribution reinvestment plan	**89.9**	124.5	**89.9**	124.5
Conversion of options	**14.0**	20.7	**14.0**	20.7
Pro-rata entitlement offer	**1,035.5**	–	**1,035.5**	–
Costs associated with the pro-rata entitlement offer	**(14.9)**	–	**(14.9)**	–
Foreign currency translation reserve[i]				
Net exchange difference on translation of foreign operations	**(562.7)**	(73.5)	**-**	–
Asset revaluation reserve[ii]				
Revaluation decrement	**-**	–	**(248.4)**	(480.6)
Deferred tax	**-**	–	**(0.9)**	41.1
Amounts transferred to retained profits during the year	**-**	–	**(47.1)**	–
Retained profits				
Amounts transferred from asset revaluation reserve during the year	**-**	–	**47.1**	–
Distribution paid	**(997.0)**	(1,003.2)	**(997.0)**	(1,003.2)
Net adjustments recognised directly in equity	**(435.2)**	(931.5)	**(121.8)**	(1,297.5)
Net profit attributable to members of WAT[i][ii]	**799.2**	188.4	**417.6**	727.2
Closing balance of equity attributable to members of WAT	**7,309.7**	6,945.7	**8,003.9**	7,708.1

[i] Consolidated income and expenses for the period, including amounts recognised directly in equity, is $236.5 million (31 December 2006: $114.9 million), being profit after tax expense for the period of $799.2 million (31 December 2006: $188.4 million) and the net exchange loss on translation of foreign operations of $562.7 million (31 December 2006: $73.5 million).

[ii] For the Parent Entity total income and expenses for the period, including amounts recognised directly in equity, is $168.3 million (31 December 2006: $287.7 million), being profit after tax expense for the period of $417.6 million (31 December 2006: $727.2 million) and net decrement on asset revaluation reserve of $249.3 million (31 December 2006: $439.5 million).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million	Parent Entity 31 Dec 07 $million	Parent Entity 31 Dec 06 $million
Cash flows from operating activities					
Receipts in the course of operations		**1,654.6**	1,717.4	**-**	-
Payments in the course of operations		**(611.1)**	(684.2)	**(1.1)**	(5.2)
Settlement of income hedging currency derivatives		**103.8**	137.4	**103.8**	137.4
Dividends/distributions received from subsidiaries and equity accounted associates		**86.2**	133.5	**467.3**	554.0
Withholding taxes paid		**(27.9)**	(41.8)	**(22.0)**	(32.3)
Net cash flows from operating activities	24(b)	**1,205.6**	1,262.3	**548.0**	653.9
Cash flows from investing activities					
Payments for the acquisition of property investments		**(493.5)**	(272.0)	**-**	-
Payments for the acquisition of assets and property investments from related entities		**-**	(575.0)	**-**	-
Payments of capital expenditure for property investments		**(900.9)**	(919.4)	**-**	-
Proceeds from the sale of property investments		**196.4**	640.0	**-**	-
Net inflows/(outflows) for investments in equity accounted investments		**(57.4)**	124.1	**-**	-
Payments for the purchases of property, plant and equipment		**(67.7)**	(89.7)	**-**	-
Proceeds from the sale of property, plant and equipment		**45.3**	-	**-**	-
Settlement of asset hedging currency derivatives		**(292.6)**	-	**(292.6)**	-
Net cash flows used in investing activities		**(1,570.4)**	(1,092.0)	**(292.6)**	-
Cash flows from financing activities					
Proceeds from the issuance of units		**1,139.4**	145.2	**1,139.4**	145.2
Payments for costs associated with the pro-rata entitlement offer		**(14.9)**	-	**(14.9)**	-
Net proceeds from interest bearing liabilities		**0.3**	1,191.6	**90.0**	-
Loans received from/(advanced to) related entities		**808.1**	56.0	**(654.5)**	27.8
Financing costs		**(568.5)**	(567.5)	**(0.8)**	(6.3)
Interest received		**47.3**	12.4	**184.1**	184.6
Distributions paid		**(997.0)**	(1,003.2)	**(997.0)**	(1,003.2)
Net cash flows from/(used in) financing activities		**414.7**	(165.5)	**(253.7)**	(651.9)
Net increase in cash and cash equivalents held		**49.9**	4.8	**1.7**	2.0
Add opening cash and cash equivalents brought forward		**35.4**	32.7	**2.7**	0.7
Effects of exchange rate changes on opening cash brought forward		**(5.8)**	(2.1)	**-**	-
Cash and cash equivalents at the end of the year	24(a)	**79.5**	35.4	**4.4**	2.7

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

Note	Description	Page
1	Basis of preparation of the Financial Report	7
2	Summary of significant accounting policies	7
3	Property revenue	10
4	Currency derivatives	10
5	Net profit/(loss) on realisation of assets	10
6	Interest income and financing costs	11
7	Taxation	11
8	Earnings per unit	12
9	Derivative assets	12
10	Receivables	12
11	Prepayments and deferred costs	13
12	Investment properties	13
13	Details of equity accounted investments	14
14	Other investments	15
15	Property, plant and equipment	15
16	Payables	15
17	Interest bearing liabilities	15
18	Other financial liabilities	16
19	Derivative liabilities	18
20	Contributed equity	18
21	Share based payments	18
22	Reserves	23
23	Retained profits	23
24	Cash and cash equivalents	24
25	Distributions	24
26	Lease commitments	25
27	Capital expenditure commitments	25
28	Contingent liabilities	25
29	Segment information	25
30	Capital risk management	27
31	Financial risk management	27
32	Interest rate risk management	27
33	Exchange rate risk management	30
34	Credit and liquidity risk management	32
35	Financial risk parent entity	33
36	Interest bearing liabilities, interest and derivative cash flow maturity profile	33
37	Fair value of financial assets and liabilities	33
38	Business combinations	34
39	Auditor's remuneration	34
40	Related party disclosures	34
41	Remuneration of Key Management Personnel	37
42	Employees	49
43	Details of controlled entities and equity accounted entities	50

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of WAT for the year ended 31 December 2007 was approved in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT ("Responsible Entity") on 14 March 2008.

The nature of the operations and principal activities of WAT (the "Parent Entity") are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the year ended 31 December 2007. The Directors have assessed the impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follow:

- AASB 8 Operating Segments, AASB 101 Presentation of Financial Statements and AASB 123 Borrowing Costs which are applicable for annual reporting periods beginning on or after 1 January 2009; and
- AASB 2007-4: Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments which is applicable for annual reporting periods beginning on or after 1 July 2007.

These standards will not impact the amounts recognised in these financial statements.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit or loss or asset revaluation reserve and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

(d) Adoption of new accounting standards

The Group has adopted AASB 7 Financial Instruments: Disclosures, AASB 101 Presentation of Financial Statements and all consequential amendments which became applicable on 1 January 2007. The adoption of these standards has only affected the disclosure in these financial statements. These standards have not affected the amounts recognised in the income statement or the balance sheet of the entity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation and classification

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield Trust ("WT") and WAT. The securities trade as one security on the Australian Securities Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Entity, and each of its subsidiaries as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and subsidiaries are collectively referred to as "the Group". Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

i) Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

ii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iii) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased.

In May 2002, WAT together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest is represented by a 54.2% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

In July 2006, WAT acquired 100% of the shares of Westfield Corporation, Inc. ("WCI"). WCI has been included in the 2006 consolidated financial statements using the purchase method of accounting, which measures WCI's assets and liabilities at their fair value at acquisition date. Accordingly, the 2006 consolidated financial statements include the results of WCI for the six-month period from its acquisition on 1 July 2006. The purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Refer to Note 38 for details of this acquisition.

(b) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Investment properties (continued)

Initially, shopping centre investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

The Directors' assessment of fair value of each shopping centre investment property is confirmed by annual independent valuations conducted on a rolling basis. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, anticipated maintenance costs, appropriate discount rate and make reference to market evidence of transaction prices for similar properties.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(c) Other investments

(i) Other investments

Other investments, excluding investment in subsidiaries, are designated as assets held at fair value consistent with investment properties. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value. Movements in fair value subsequent to initial recognition are included in the income statement.

For investments with no active market, fair values are determined using valuation techniques which keep judgemental inputs to a minimum, including the fair value of underlying properties, recent arm's length transactions, reference to market value of similar investments and discounted cash flow analysis.

ii) Investment in Subsidiaries

Investments in subsidiaries are designated as available for sale financial assets and are recorded at fair value. The investment in subsidiaries is revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entities. This is considered to approximate fair value. The revaluation increments and decrements are recorded through asset revaluation reserve.

(d) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currency of the Parent Entity and its Australian subsidiary is Australian dollars. The functional currency of the United States entities is United States dollars. The presentation currency of the United States entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date.

Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statements of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on foreign currency loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(e) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage of completion basis. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as a separate asset and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(f) Expenses

Expenses including rates, taxes and other outgoings are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(g) Taxation

The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential taxation as set out below.

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA") is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, members of WAT may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(h) Goodwill and deferred tax on acquisitions of property businesses

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment at each reporting date. Impairment may arise when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(i) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the financing costs are capitalised.

Refer to Note 2(o) for other items included in financing costs.

(j) Property development projects and construction contracts for external parties

Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract and provision is made for losses, if any, anticipated.

(k) Depreciation and amortisation

Property, plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class property, plant and equipment ranges from three to fifteen years.

(l) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meet the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(m) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided.

(n) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

(o) Derivative financial instruments and financial instruments

The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program and are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result, all derivative instruments, other than cross currency swaps that hedge net investments in foreign operations, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve. Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectability of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Derivative financial instruments and financial instruments (continued)

ii) Financial liabilities

Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include convertible notes and preference and convertible preference securities. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is fair valued through the income statement.

The fair value of convertible notes, preference and convertible preference securities are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 18.

(p) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(q) Earnings per unit

Basic earnings per unit is calculated as net profit attributable to members divided by the weighted average number of ordinary units. Diluted earnings per unit is calculated as net profit attributable to members divided by the weighted average number of ordinary units and dilutive potential ordinary units.

(r) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 3 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,591.3**	1,682.8	**-**	-
Amortisation of tenant allowances	**(51.9)**	(56.3)	**-**	-
	1,539.4	1,626.5	**-**	-
NOTE 4 CURRENCY DERIVATIVES				
Net gains or losses on currency derivatives (excluding net fair value gain or (loss) of derivatives not qualifying for hedge accounting)	**(504.4)**	166.6	**(188.8)**	166.6
Net fair value gain or (loss) of derivatives	**151.3**	(359.0)	**(130.8)**	139.6
	(353.1)	(192.4)	**(319.6)**	306.2
NOTE 5 NET PROFIT/(LOSS) ON REALISATION OF ASSETS				
Revenues from asset sales	**1,506.7**	802.4	**-**	11.4
Carrying value of assets sold and capital costs written off	**(1,437.7)**	(814.2)	**-**	-
	69.0	(11.8)	**-**	11.4

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million

NOTE 6 INTEREST INCOME AND FINANCING COSTS

(a) Interest income

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Interest income on financial instruments	**44.7**	40.9	**193.2**	177.6
Net fair value gain of interest rate hedges that do not qualify for hedge accounting	**-**	-	**158.4**	-
	44.7	40.9	**351.6**	177.6

(b) Financing costs

Gross financing costs (excluding fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting):

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
– Interest bearing liabilities	**(391.1)**	(390.0)	**(0.8)**	(6.3)
– Other financial liabilities	**(13.2)**	(13.3)	**-**	-
Related party financing costs	**(17.3)**	(9.5)	**-**	-
Financing costs capitalised to construction projects	**23.0**	47.0	**-**	-
Financing costs	**(398.6)**	(365.8)	**(0.8)**	(6.3)
Finance leases interest expense	**(3.5)**	(5.3)	**-**	-
Net fair value loss of interest rate hedges that do not qualify for hedge accounting	**(6.6)**	(218.1)	**-**	(217.5)
Interest expense on other financial liabilities	**(130.6)**	(157.0)	**-**	-
Net fair value loss of other financial liabilities	**(61.2)**	(614.6)	**-**	-
	(600.5)	(1,360.8)	**(0.8)**	(223.8)

NOTE 7 TAXATION

(a) Tax expense

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Current	**(29.0)**	(34.4)	**(27.6)**	(32.3)
Deferred	**(134.6)**	(255.8)	**(31.2)**	(48.9)
	(163.6)	(290.2)	**(58.8)**	(81.2)

The prima facie tax on profit before tax expense is reconciled to the tax expense provided in the financial statements as follows:

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Accounting profit before tax	**962.8**	478.6	**476.4**	808.4
Prima facie withholding tax expense on profit at 15% (31 December 2006: 15%)	**(144.4)**	(71.8)	**(71.5)**	(121.3)
(Loss)/Profit not deductible/assessable	**(19.2)**	(218.4)	**12.7**	40.1
Tax expense	**(163.6)**	(290.2)	**(58.8)**	(81.2)

(b) Deferred tax assets

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Unrealised net fair value loss on financial derivatives	**49.3**	28.4	**-**	-
	49.3	28.4	**-**	-

(c) Deferred tax liabilities

	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Tax effect of book value in excess of the tax cost base of investment properties	**1,470.0**	1,479.2	**-**	-
Tax effect of book value in excess of the tax cost base of investment in subsidiaries	**-**	-	**743.3**	710.9
Other timing differences	**16.6**	13.9	**-**	-
	1,486.6	1,493.1	**743.3**	710.9

For the Parent Entity a deferred tax expense of $0.9 million (31 December 2006: deferred tax benefit of $41.1 million) was charged directly to the asset revaluation reserve.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
NOTE 8 EARNINGS PER UNIT		
(a) Attributable to members of WAT		
Basic earnings per unit	**41.04**	10.16
Diluted earnings per unit	**40.90**	10.13

The following reflects the income and unit data used in the calculations of basic and diluted earnings per unit:

	Number of units	Number of units
Weighted average number of ordinary units used in calculating basic earnings per unit [ii]	**1,947,472,659**	1,854,131,118
Bonus element of security options which are dilutive [i]	**6,341,225**	5,663,085
Adjusted weighted average number of ordinary units used in calculating diluted earnings per unit	**1,953,813,884**	1,859,794,203

	$million	$million
Earnings used in calculating basic earnings per unit	**799.2**	188.4
Adjustment to earnings on options which are considered dilutive [i]	**-**	-
Earnings used in calculating diluted earnings per unit	**799.2**	188.4

[i] At 31 December 2007, there are 25,704,728 (31 December 2006: 25,825,314) options that have been determined as anti-dilutive for the current period.

[ii] 1,947.5 million (31 December 2006: 1,854.1 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings per units. This includes an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million units for the period to July 2007 and 8.641 million units for the full year ended 31 December 2006.

The weighted average number of converted, lapsed or cancelled potential ordinary units used in diluted earnings per unit was 474,484 (31 December 2006: 2,040,784).

(b) Conversions, calls, subscription or issues after 31 December 2007

Since the end of the financial year:

- 7,223 units have been issued as a consequence of the exercise of options; and
- 6,460,687 units have been issued pursuant to the Westfield Group DRP.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 9 DERIVATIVE ASSETS				
Current				
Receivables under cross currency contracts	**-**	9.7	**-**	9.7
Receivables under cross currency contracts with related entities	**25.3**	6.1	**25.3**	6.1
Receivables under forward exchange contracts	**153.4**	133.6	**153.4**	133.6
Receivables on interest rate swaps	**2.3**	2.2	**0.5**	0.7
Receivables on interest rate swaps with related entities	**0.3**	0.1	**0.3**	0.1
	181.3	151.7	**179.5**	150.2
Non Current				
Receivables under cross currency contracts	**118.2**	496.0	**-**	443.1
Receivables under cross currency contracts with related entities	**270.3**	103.4	**270.3**	103.4
Receivables under forward exchange contracts	**79.2**	87.1	**79.2**	87.1
Receivables on interest rate swaps	**626.3**	7.2	**624.3**	6.0
Receivables on interest rate swaps with related entities	**-**	25.3	**-**	25.3
	1,094.0	719.0	**973.8**	664.9
NOTE 10 RECEIVABLES				
Current				
Sundry debtors	**258.1**	50.0	**17.9**	10.6
Dividends receivable	**-**	-	**144.2**	161.5
Interest bearing loans to related entities	**410.8**	520.9	**1,208.4**	518.9
	668.9	570.9	**1,370.5**	691.0
Non Current				
Sundry debtors	**95.8**	89.1	**-**	-
	95.8	89.1	**-**	-

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 11 PREPAYMENTS AND DEFERRED COSTS				
Current				
Prepayments and deposits	**16.3**	6.6	**-**	-
Deferred costs – tenant allowances, leasing and others	**69.6**	65.7	**-**	-
	85.9	72.3	**-**	-
Non Current				
Prepayments and deposits	**-**	0.5		
Deferred costs – tenant allowances, leasing and others	**282.0**	282.2	**-**	-
	282.0	282.7	**-**	-
NOTE 12 INVESTMENT PROPERTIES				
Current				
Investment properties classified as held for sale	**-**	141.4	**-**	-
	-	141.4	**-**	-
Non Current				
Shopping centre investments	**15,646.3**	16,752.7	**-**	-
Development projects	**1,034.6**	847.8	**-**	-
	16,680.9	17,600.5	**-**	-

Movement in current and non current investment properties		
Balance at the beginning of the year	**17,741.9**	16,976.1
Acquisition of properties	**483.1**	360.6
Acquisition of assets and property investments from related entities	**-**	527.7
Disposal of properties	**(1,227.4)**	(751.3)
Transfer from equity accounted investment properties	**-**	107.5
Redevelopment costs	**912.6**	1,082.5
Net revaluation increment	**497.2**	675.5
Retranslation of foreign operations	**(1,726.5)**	(1,236.7)
Balance at the end of the year	**16,680.9**	17,741.9

A reconciliation of investment properties at market value to the carrying value is shown below:

Investment properties at market value	**17,005.8**	18,068.2
Add ground leases included as finance leases	**49.2**	55.2
Less amounts included in deferred costs and receivables	**(374.1)**	(381.5)
Carrying value of current and non current investment properties	**16,680.9**	17,741.9

Investment properties are carried at the Directors' determination of fair value based on annual independent valuations where appropriate. This is determined by the investment's original acquisition cost together with capital expenditure since acquisition or latest full independent valuation or latest independent update. Total acquisition costs include incidental costs of acquisition such as property taxes on acquisition. Differences between the carrying value and the independent valuation are due to tenant allowances, deferred costs, ground leases and straight line rent recorded separately on the balance sheet.

A full independent valuation of a shopping centre is conducted at least once every three years and confirmed annually. Independent valuations are conducted in accordance with Uniform Standards of Professional Appraisal Practice in the United States.

Capital expenditure since valuation includes purchases of sundry properties (and associated expenses such as stamp duty, legal fees, etc.) and capital expenditure in respect of completed projects which has taken place since, or has not been included in the latest valuation of the shopping centres. During the period between full independent valuations, the shopping centre valuations are generally independently updated on the most recent independent valuation of the shopping centre in conjunction with current financial information to prepare an update valuation using both the capitalisation of net income method and the discounting of future net cash flows to their present value method. A formal inspection of the property is performed where a material physical change has occurred.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 07	Economic Interest 31 Dec 06	Consolidated Carrying Value 31 Dec 07 $million	Consolidated Carrying Value 31 Dec 06 $million
(a) Equity accounted entities' carrying value						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**171.6**	189.7
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**526.7**	385.1
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**226.9**	240.7
North Bridge	Partnership units	31 Dec	**-**	33.3%	**-**	83.7
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**143.5**	169.5
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**184.3**	193.0
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	50.0%	**60.2**	65.6
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**438.2**	435.0
Other retail and property investments	Units/shares	31 Dec	**-**	46.0%	**-**	22.2
Total equity accounted investments					**1,751.4**	1,784.5

All equity accounted property partnerships, trusts and companies operate solely as retail property investors in the United States.

	Consolidated 31 Dec 07 $million	Consolidated 31 Dec 06 $million
(b) Details of the Group's aggregate share of equity accounted entities' net profit		
Property revenue	**230.2**	223.3
Property revaluations	**222.4**	169.9
Total revenue and other income	**452.6**	393.2
Property expenses and outgoings	**(72.1)**	(62.3)
Interest and tax expense	**(58.8)**	(48.3)
Share of after tax profits of equity accounted entities	**321.7**	282.6
(c) Details of the Group's aggregate share of equity accounted entities' assets and liabilities		
Cash	**42.2**	39.3
Receivables	**8.7**	10.3
Shopping centre investments	**2,585.0**	2,736.3
Development projects	**80.0**	86.3
Other assets	**30.1**	69.3
Total assets	**2,746.0**	2,941.5
Payables	**(70.8)**	(42.3)
Interest bearing liabilities	**(923.8)**	(1,114.7)
Total liabilities	**(994.6)**	(1,157.0)
Net assets	**1,751.4**	1,784.5
(d) Details of the Group's aggregate share of equity accounted entities' lease commitments		
Operating lease receivables		
Future minimum rental revenues under non-cancellable operating retail property leases		
Due within one year	**133.3**	136.0
Due between one year and five years	**452.5**	456.2
Due after five years	**335.5**	373.3
	921.3	965.5
(e) Details of the Group's aggregate share of equity accounted entities' capital expenditure commitments		
Estimated capital expenditure commitments in relation to development projects		
Due within one year	**50.2**	61.9
Due between one and five years	**21.8**	-
	72.0	61.9
(f) Details of the Group's aggregate share of equity accounted entities' contingent liabilities		
Performance guarantees	**1.9**	2.3
	1.9	2.3

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 14 OTHER INVESTMENTS				
Unlisted investments	**581.6**	107.7	–	–
Investment in subsidiaries	-	–	**6,953.6**	7,202.0
	581.6	107.7	**6,953.6**	7,202.0
Movement in other investments				
Balance at the beginning of the year	**107.7**	116.1	**7,202.0**	7,682.6
Additions	**481.8**	–	–	–
Transferred from equity accounted entities	**11.3**	–	–	–
Net revaluation decrement	**(8.1)**	–	**(248.4)**	(480.6)
Retranslation of foreign operations	**(11.1)**	(8.4)	–	–
Balance at the end of the year	**581.6**	107.7	**6,953.6**	7,202.0
NOTE 15 PROPERTY, PLANT AND EQUIPMENT				
At cost	**97.3**	88.2	–	–
Accumulated depreciation	**(15.8)**	(7.0)	–	–
Total property, plant and equipment	**81.5**	81.2	–	–
Movement in property, plant and equipment				
Balance at the beginning of the year	**81.2**	–	-	–
Additions	**67.7**	89.7	-	–
Disposals	**(45.9)**	–	–	–
Depreciation expense	**(12.9)**	(7.0)	–	–
Retranslation of foreign operations and other differences	**(8.6)**	(1.5)	-	–
Balance at the end of the year	**81.5**	81.2	–	–
NOTE 16 PAYABLES				
Current				
Trade, sundry creditors and accruals	**536.0**	443.2	**58.7**	4.3
Other payables to related entities	**26.4**	2.7	**2.2**	1.1
	562.4	445.9	**60.9**	5.4
Non Current				
Sundry creditors and accruals	**137.6**	26.6	-	–
	137.6	26.6	-	–
NOTE 17 INTEREST BEARING LIABILITIES				
Current				
Unsecured				
Notes payable – US$ (ii)	-	316.6	–	–
Loans from related entities	**667.1**	-	–	–
Secured				
Bank loans (iv)	**358.0**	161.1	-	–
	1,025.1	477.7	-	–
Non Current				
Unsecured				
Bank loans (i)	**363.2**	139.3	**90.0**	–
Notes payable				
– US$ (ii)	**2,788.8**	3,102.8	–	–
– € (iii)	**670.4**	667.2	-	–
Finance leases	**48.8**	55.2	–	–
Secured				
Bank loans (iv)	**3,309.0**	4,253.7	-	–
	7,180.2	8,218.2	**90.0**	–
The maturity profile in respect of current and non current interest bearing liabilities (excluding other financial liabilities) is set out below:				
Due within one year	**1,025.1**	477.7	–	–
Due between one and five years	**4,086.0**	2,995.9	**90.0**	–
Due after five years	**3,094.2**	5,222.3	–	–
	8,205.3	8,695.9	**90.0**	–

Notes to the Financial Statements
FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 17 INTEREST BEARING LIABILITIES (CONTINUED)

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 32(iii) for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$

Guaranteed Senior Notes of US$3,600.0 million were issued in the US 144A bond market by the Westfield Group. The issue comprised US$1,400.0 million, US$900 0 million, US$700.0 million and US$600.0 million of fixed rate notes maturing 2014, 2016, 2010 and 2012 respectively. The Group was assigned US$2,450.0 million, comprising US$850.0 million, US$900.0 million, US$100.0 million and US$600.0 million fixed rate notes maturing 2014, 2016, 2010 and 2012 respectively. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iii) Notes payable – €

Guaranteed Notes of €600.0 million were issued in the European bond market by the Westfield Group. The issue comprised €600.0 million fixed rate notes maturing 2012, of which the Group was assigned €400.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Secured liabilities

Current and non current secured liabilities are $3,667.0 million (31 December 2006: $4,414.8 million). Secured liabilities are borrowings secured by mortgages over properties that have a fair value of $11.5 billion (31 December 2006: $13.0 billion). These properties are as follows: Annapolis, Belden Village, Broward, Century City, Citrus Park, Countryside, Downtown Plaza, Eastland, Fox Hills, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Great Northern, Hawthorn, Horton Plaza, Louis Joliet, Main Place, Meriden, Mission Valley, Mission Valley West, Old Orchard, Parkway, Plaza Bonita, Plaza Camino Real, San Francisco Center, Santa Anita, Solano, South Shore, Southcenter, Southlake, Southpark, Vancouver, West Covina and Westland.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**15,498.5**	13,778.9
Amounts utilised	**(8,417.0)**	(8,727.6)
Available financing facilities	**7,081.5**	5,051.3
Cash	**79.5**	35.4
Financing resources available at the end of the year	**7,161.0**	5,086.7
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,025.1**	477.7
Due between one year and five years	**8,544.4**	8,078.9
Due after five years	**5,929.0**	5,222.3
	15,498.5	13,778.9

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude redeemable preference shares set out in Note 18.

Amounts utilised include overdraft, borrowings and bank guarantees. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

The Group as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $7,081.5 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

		Consolidated	
	Note	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 18 OTHER FINANCIAL LIABILITIES			
Current			
Convertible redeemable preference shares	18(a)	**426.2**	–
		426.2	–
Non Current			
Convertible redeemable preference shares	18(a)	**2,305.8**	3,287.7
Other redeemable preference shares/units	18(b)	**327.5**	322.0
		2,633.3	3,609.7

The above fair values are based on the underlying legal agreements for each financial liability and take into account the redemption value of the securities.

NOTE 18 OTHER FINANCIAL LIABILITIES (CONTINUED)

(a) Convertible redeemable preference shares ("CPS")

The CPS comprise: (i) Series G convertible preference shares ("Series G CPS"); (ii) Series D convertible preference shares ("Series D CPS"); (iii) Series G partnership preferred units ("Series G units") issued to the Jacobs Group; (iv) Series I partnership preferred units ("Series I units"); (v) Series J partnership preferred units ("Series J units"); (vi) partnership preferred units and investor unit rights in the Operating Partnership; (vii) Series F preferred shares; and (viii) foreign currency denominated common shares convertible into stapled securities.

The Series G CPS that were issued in August and December 1998 were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of the Series D CPS and Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

While not a term of the Series G CPS, the original holder of the Series G CPS can, subject to certain conditions, require WEA to redeem a number of the Series G CPS or Series A common shares, or a combination thereof, on the last business date of May of 2005 and each year thereafter in an amount up to US$25 million at any one time.

In November 2007, the Group repurchased 120,586 Series G CPS from Security Capital Preferred Growth Incorporated ("SCPG") for cash consideration of US$80.0 million. In connection with the partial repurchase of Series G CPS, 120,586 Series G Special Options were cancelled for nil consideration.

As at 31 December 2007, SCPG hold 307,729 (31 December 2006: 428,315) Series G CPS and 307,729 (31 December 2006: 428,315) Series G Special Options. Each Special Option allows SCPG to exchange 1 Series G CPS for 34.6632 stapled securities.

The Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00 per security or US$55,391,220.

Each Series D CPS is convertible into 10 common shares in WEA, which will not form a separate series of shares. The original holder of the Series D CPS and/or the common shares into which the Series D CPS have been converted can require WEA, subject to certain conditions, to redeem a number of the Series D CPS or common shares into which such preferred shares convert, or a combination thereof, on the last business date of May 2005 and each year thereafter in an amount up to US$10 million at any one time. The maximum aggregate amount which may be redeemed pursuant to those rights is US$50,000,040. During the period no Series D CPS were redeemed by WEA pursuant to the arrangement.

The Series D and Series G CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference. If WEA is wound up, Series G CPS will carry with it a liquidation preference of US$180.00.

In October 2007, the Jacobs Group redeemed 2,943,277 Series G units for cash consideration of US$101.7 million. As at 31 December 2007, the Jacobs Group holds 10,448,066 (31 December 2006: 13,391,343) Series G units in the Operating Partnership. The holders have the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

In July 2005, the Operating Partnership issued 1,401,426 Series I units in connection with the acquisition of the Sunrise Mall. At any time after the earlier of (i) 21 July 2007, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I units, at WAT's discretion, either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

In March 2007, 666,591 Series J units were redeemed for cash consideration of US$31.9 million. As at 31 December 2007, 1,538,481 (31 December 2006: 2,205,072) Series J units are outstanding. At the holder's discretion, such holder has the right to require the Operating Partnership to redeem its Series J units, at WAT's discretion, either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

The Partnership preferred units and investor unit rights in the Operating Partnership have a fixed life and are able to be redeemed in cash.

The Series F preferred shares are able to be redeemed in cash and are able to be converted into stapled securities with the exercise of Series F – Special Options (refer Note 21).

The foreign currency denominated common shares are able to be converted into stapled securities with the exercise of either Series H – Special Options or Series I – Special Options (refer Note 21).

(b) Other redeemable preference shares/units

The other redeemable preference shares/units comprise: (i) partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series H-1 Partnership Preferred Units ("Series H-1 units"); (iii) a Preferred Partnership in Head Acquisition L.P. ("Head LP"); (iv) Series A Partnership Preferred Units ("Series A units"); and (v) limited partnership interests in certain properties.

In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of the Urban OP. WEA's share of the general partnership interest is 54.2%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

The former partners in the San Francisco Centre held 360,000 Series H units in the Operating Partnership. The Series H units are entitled to receive quarterly distributions equal to US$1.4944 per Series H unit. In September 2006, the Partnership elected to pay a special cash distribution of US$75.3561 per Series H units which resulted in the conversion of each Series H unit to an equivalent number of Series H-1 units.

Each Series H-1 unit is entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a Growth Factor. The Growth Factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

In September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquirer has a preferred limited partner interest in Head L.P. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

In October 2006 and in connection with the completion of the San Francisco Emporium development, 1,000 Westfield Growth, LP Series A units were issued to Forest City Enterprises, Inc. Redemption of these securities by the holder can only be made at the time that the San Francisco Centre (which includes San Francisco Emporium) is sold or otherwise divested. Should this occur, the redemption of these securities is required to be made in cash but only out of funds legally available from Westfield Growth, LP.

The limited partnership interests in certain properties have a fixed life and an obligation to distribute available funds.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	31 Dec 07 $million	31 Dec 06 $million
NOTE 19 DERIVATIVE LIABILITIES				
Current				
Payables under forward exchange contracts	**0.9**	–	**0.9**	–
Payables under forward exchange contracts to related entities	**29.6**	5.3	**29.6**	5.3
Payables on interest rate swaps	**29.4**	0.8	**16.5**	–
	59.9	6.1	**47.0**	5.3
Non Current				
Payables under forward exchange contracts	**9.0**	168.0	**9.0**	168.0
Payables under forward exchange contracts with related entities	**–**	8.9	**–**	8.9
Payables on interest rate swaps	**749.8**	300.8	**430.2**	110.1
Payables on interest rate swaps with related entities	**106.1**	8.1	**106.1**	8.1
	864.9	485.8	**545.3**	295.1

	Units	Units	Units	Units
NOTE 20 CONTRIBUTED EQUITY				
(a) Number of units on issue				
Balance at the beginning of the year	**1,854,838,309**	1,831,268,413	**1,854,838,309**	1,831,268,413
Distribution reinvestment plan	**11,532,131**	18,311,724	**11,532,131**	18,311,724
Units issued on the exercise of options	**3,593,579**	5,258,172	**3,593,579**	5,258,172
Pro-rata entitlement offer	**155,315,958**	–	**155,315,958**	–
Balance at the end of the year	**2,025,279,977**	1,854,838,309	**2,025,279,977**	1,854,838,309

Stapled securities have the right to receive dividends from WHL and distributions from WAT and WT and, in the event of winding up WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	$million	$million	$million	$million
(b) Movement in contributed equity attributable to members of WAT				
Balance at the beginning of the year	**6,203.8**	6,058.6	**5,723.8**	5,578.6
Distribution reinvestment plan	**89.9**	124.5	**89.9**	124.5
Units issued on the exercise of options	**14.0**	20.7	**14.0**	20.7
Pro-rata entitlement offer	**1,035.5**	–	**1,035.5**	–
Costs associated with the pro-rata entitlement offer	**(14.9)**	–	**(14.9)**	–
Balance at the end of the year	**7,328.3**	6,203.8	**6,848.3**	5,723.8

Since the end of the year:

- 7,223 (31 December 2006: 2,971,107) stapled securities have been issued by the Westfield Group for a cash consideration of $0.1 million (31 December 2006: $40.0 million) as a consequence of the exercise of options, WAT's share is $0.1 million (31 December 2006: $11.5 million); and
- 6,460,687 (31 December 2006: 11,532,131) stapled securities have been issued by the Westfield Group for a cash consideration of $112.7 million (31 December 2006: $262.9 million) pursuant to the Westfield Group DRP, WAT's share is $33.2 million (31 December 2006: $89.9 million).

	Note	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $	31 Dec 06 No. of options	31 Dec 06 Weighted average exercise price $
NOTE 21 SHARE BASED PAYMENTS					
(a) Options on issue					
– Executive options	21(i)	**239,965**	**4.36**	356,200	4.26
– WT 2009 options	21(ii)	**223,400**	**3.82**	271,400	3.84
– Series F Special options	21(iii)	**52,500**	**3.08**	52,500	4.84
– Series G Special options	21(iv)	**307,729**	**2.71**	428,315	4.26
– Series G1 Special options	21(v)	**277,778**	**2.71**	277,778	4.26
– Series H Special options	21(vi)	**11,805,862**	**3.09**	14,070,072	4.85
– Series I Special options	21(vii)	**13,260,859**	**2.98**	13,260,859	4.67
		26,168,093	**3.14**	28,717,124	4.56

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(a) Options on issue (continued)

	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $	31 Dec 06 No. of options	31 Dec 06 Weighted average exercise price $
Movement in options on issue				
Balance at the beginning of the year	**28,717,124**	**4.56**	29,383,124	4.18
Movement in Executive options				
Options exercised during the year				
– extinguished by issuance of new units	–	–	(140,000)	4.32
– extinguished by payment of cash equal to the difference between market value and the exercise price	**(7,500)**	**4.44**	(232,500)	4.30
– extinguished by issuance of new units for $nil consideration equal to the difference between market value and the exercise price	**(108,750)**	**6.09**	(176,500)	4.67
Options lapsed during the year	–	–	(47,500)	–
Additional options granted due to pro–rata entitlement offer	**15**	–	–	–
Movement in WT 2009 Options				
Options exercised during the year				
– extinguished by issuance of new units	**(48,000)**	**3.84**	(69,500)	3.84
Movement in Series G Special options				
Options exercised during the year				
– extinguished by payment of cash equal to the difference between market value and the exercise price	**(120,586)**	**5.49**	–	–
Movement in Series H Special options				
Options cancelled during the year				
– cancelled for $nil consideration	**(2,264,210)**	–	–	–
Balance at the end of the year [(a)]	**26,168,093**	**3.14**	28,717,124	4.56

(a) At 31 December 2007, the 26,168,093 (31 December 2006: 28,717,124) options on issue were convertible to 127,597,068 (31 December 2006: 131,279,464) Westfield Group stapled securities.

(i) Executive Options

The options issued to WHL were in relation to options WHL had issued to its executives (ie. 1,479,900 as at 16 July 2004).

Executive Option Plans

Issue date	Expiry date	Exercise price [(i)]	Note	Number exercisable at 31 Dec 07	Number on issue at 31 Dec 07	Number exercisable at 31 Dec 06	Number on issue at 31 Dec 06
25 Oct 2002	25 Oct 2007	–	(a)	–	–	12,500	47,500
20 Dec 2002	20 Dec 2007	–	(a)	–	–	13,750	31,250
19 Aug 2003	19 Aug 2008	$4.440	(a)	–	**15,000**	–	22,500
1 Sep 2003	1 Sep 2008	$4.428	(a)	**80,650**	**197,550**	27,200	202,550
1 Sep 2003	1 Sep 2008	$0.000	(b)	**1,200**	**2,415**	600	2,400
13 Nov 2003	13 Nov 2008	$4.213	(a)	–	**25,000**	12,500	50,000
				81,850	**239,965**	66,550	356,200

(i) There is a decrease in exercise price $0.04 due to pro–rata entitlement offer.

(a) Under the terms of the Westfield Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Executive Performance Share Plan under which these options were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after their fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on their fifth anniversary of their grant dates.

Under the rules of the Westfield Executive Option Plan and the Westfield Executive Performance Share Plan the exercise of an executive option can be satisfied in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

(ii) paying the executive option or award holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the executive option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the executive option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group. The fair value of each executive option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

The Parent Entity and the Responsible Entity of WT have each granted options to WHL to enable WHL to satisfy its obligations to deliver the stapled securities to the holders of the executive options on exercise of that executive option. The price reimbursable by WHL to the Parent Entity is as shown in the above table (being 28.7% of the exercise price of this WHL option).

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)
(a) Options on issue (continued)

(ii) WT 2009 Options
On 16 July 2004, WAT issued options to WT in relation to options issued by WT to Deutsche Bank AG Sydney Branch ("WT 2009 Options"). The WT 2009 Options are exercisable at any time between 1 January 2004 and 5 January 2009. Any financial liability associated with these options is recorded in WT.

The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was reduced by $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of stapled securities or cash. The number of securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

The price reimbursable by WT to the Parent Entity is $287.0 (28.7% of the exercise price of the WT 2009 Option).

During the year, Deutsche Bank exercised 48,000 (31 December 2006: 69,500) WT 2009 Options. The options were extinguished by the issuance of 3,554,918 (31 December 2006: 5,096,518) stapled securities at a weighted average issued price of $21.67 (31 December 2006: $17.50). WAT's share of this issue price was $3.88 (31 December 2006: $3.91).

(iii) Series F – Special Options
The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. Each Series F Special Option entitles the holder the right to be issued 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,138.31) or 1 Series F Cumulative Preferred Stock ('Series F Preferred Share') in WEA. As at 31 December 2007 and 31 December 2006, there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

As the Series F Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iv) Series G – Special Options
The Series G Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G CPS (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder of a Series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS has been converted. As at 31 December 2007 there were 307,729 (31 December 2006: 428,315) Series G Special Options on issue which are exchangeable for 10,666,872 (31 December 2006: 14,846,769) stapled securities.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(v) Series G1 – Special Options
The Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D CPS (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2007 and 31 December 2006, there were 277,778 Series G1 Special Options on issue which are exchangeable for 9,628,674 stapled securities.

As the Series G1 Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(vi) Series H – Special Options
The Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049065 stapled securities. As at 31 December 2007 there were 11,805,862 (31 December 2006: 14,070,072) Series H Special Options on issue which are exchangeable for 35,996,841 (31 December 2006: 35,996,841) stapled securities.

As the Series H Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(vii) Series I – Special Options
The Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.161595 stapled securities. As at 31 December 2007 and 31 December 2006, there were 13,260,859 Series I Special Options on issue which are exchangeable for 41,925,466 stapled securities.

As the Series I Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(viii) Stapling Options
At the time of the Merger, each of WAT, WHL and WT had options on issue. Pursuant to the Merger Implementation Deed, each of WAT, WHL and WT have issued options to each other to enable each entity to satisfy the delivery of a stapled security on exercise of options currently on issue in each of those entities.

(ix) Other
Of the stapling options issued to WAT, 25,704,728 options remain from WT and the same from WHL to enable WAT to satisfy the delivery of a stapled security on exercise of the special options issued by WAT that are on issue.

The voting entitlements of the Special Options are determined in accordance with Section 253F of the Corporations Act 2001.

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(a) Options on issue (continued)

(x) Details of movements in options since 31 December 2007 and the date of this report

	Number of Options
Options on issue at 31 December 2007	26,168,093
WT 2009 Options	
– extinguished by issuance of new units	(100)
Balance of options on issue at the date of this report	26,167,993

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted($) 31 Dec 07	Number of award units 31 Dec 07
1 Jan 2005	1 Jan 2008	$15.70		2,471,259	157,405
28 Feb 2005	1 Jan 2008		$16.83	82,400	4,896
31 Aug 2005	1 Jan 2008		$17.10	83,363	4,875
28 Feb 2006	1 Jan 2008		$17.68	93,315	5,278
31 Aug 2006	1 Jan 2008		$18.20	94,494	5,192
28 Feb 2007	1 Jan 2008		$21.17	92,386	4,364
31 Aug 2007	1 Jan 2008		$21.34	97,396	4,564
1 Jul 2005	1 Jul 2008	$17.63		129,492	7,345
31 Aug 2005	1 Jul 2008		$17.10	3,762	220
28 Feb 2006	1 Jul 2008		$17.68	4,208	238
31 Aug 2006	1 Jul 2008		$18.20	4,259	234
28 Feb 2007	1 Jul 2008		$21.17	4,192	198
31 Aug 2007	1 Jul 2008		$21.34	4,396	206
1 Jan 2007	31 Dec 2008	$19.35		382,317	19,758
28 Feb 2007	31 Dec 2008		$21.17	10,289	486
31 Aug 2007	31 Dec 2008		$21.34	10,819	507
1 Jan 2006	1 Jan 2009	$17.34		4,096,315	236,235
28 Feb 2006	1 Jan 2009		$17.68	131,716	7,450
31 Aug 2006	1 Jan 2009		$18.20	133,406	7,330
28 Feb 2007	1 Jan 2009		$21.17	130,555	6,167
31 Aug 2007	1 Jan 2009		$21.34	137,728	6,454
1 Jan 2007	31 Dec 2009	$19.35		9,807,431	506,844
28 Feb 2007	31 Dec 2009		$21.17	265,006	12,518
31 Aug 2007	31 Dec 2009		$21.34	278,060	13,030
25 Sep 2006	25 Sep 2010	$18.50		400,000	21,622
28 Feb 2007	25 Sep 2010		$21.17	11,262	532
31 Aug 2007	25 Sep 2010		$21.34	11,801	553
1 Jan 2006	1 Jan 2011	$17.34		6,312,107	364,020
28 Feb 2006	1 Jan 2011		$17.68	202,047	11,428
31 Aug 2006	1 Jan 2011		$18.20	204,623	11,243
28 Feb 2007	1 Jan 2011		$21.17	201,094	9,499
31 Aug 2007	1 Jan 2011		$21.34	210,989	9,887
1 Jan 2007	31 Dec 2011	$19.35		9,238,038	477,418
28 Feb 2007	31 Dec 2011		$21.17	248,409	11,734
31 Aug 2007	31 Dec 2011		$21.34	260,540	12,209
				35,849,474	1,941,939

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans (continued)

(i) The Executive Deferred Award Plan (continued)

	Number of award units 31 Dec 07	Weighted average conversion price($) 31 Dec 07
Movement in Executive Deferred Awards		
Balance at the beginning of the year	1,010,923	17.17
Awards issued during the year	1,035,909	19.35
Distribution reinvested as awards during the year	97,738	21.25
Awards exercised during the year	(85,895)	17.63
Awards lapsed during the year	(116,736)	18.17
Balance at the end of the year	1,941,939	18.46

The Executive Deferred Awards ("EDA") Plan is a plan in which senior and high performing executives participate. The fair value of the EDA is measured at each reporting date using inputs that include the number of employees remaining in service, volume weighted average of the Westfield Group stapled security prices, distribution policy and growth assumptions during the vesting period.

Refer to Note 41 for further details concerning Key Management Personnel remuneration disclosures in relation to EDA.

(ii) The Partnership Incentive Plan

Grant date	Vesting date	Conversion price at grant date	Conversion price at reinvestment date	Awards granted($) 31 Dec 07	Number of award units 31 Dec 07
1 Jan 2005	1 Jan 2010	$15.70		**3,744,525**	**238,515**
28 Feb 2006	1 Jan 2010		$17.68	**132,423**	**7,490**
31 Aug 2006	1 Jan 2010		$18.20	**134,098**	**7,368**
28 Feb 2007	1 Jan 2010		$21.17	**131,804**	**6,226**
31 Aug 2007	1 Jan 2010		$21.34	**138,283**	**6,480**
1 Jan 2006	1 Jan 2011	$17.34		**3,980,386**	**229,555**
28 Feb 2007	1 Jan 2011		$21.17	**119,420**	**5,641**
31 Aug 2007	1 Jan 2011		$21.34	**125,287**	**5,871**
1 Jan 2007	1 Jan 2012	$19.35		**4,637,615**	**239,705**
				13,143,841	**746,851**

	Number of award units 31 Dec 07	Weighted average conversion price($) 31 Dec 07
Movement in Partnership Incentives		
Balance at the beginning of the year	**482,928**	**16.55**
Incentives issued during the year	**239,705**	**19.35**
Distribution reinvested as awards during the year	**24,218**	**21.26**
Balance at the end of the year	**746,851**	**17.60**

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans (continued)

(ii) The Partnership Incentive Plan (continued)

The senior leadership team of the Westfield Group participate in the Partnership Incentive Plan ("PIP"). The Executive Chairman does not participate in the PIP Plan. The fair value of the PIP Plan is measured at each reporting date using inputs that include the Westfield Group achieving the performance hurdles, number of employees remaining in service, volume weighted average of the Westfield Group stapled security prices, distribution policy and growth assumption during the vesting period.

Refer to Note 41 for further details concerning Key Management Personnel remuneration disclosures in relation to the PIP.

Accounting for Share Based Payments

The Annual Report of the Westfield Group and the remuneration disclosures in this note and Note 41 disclose the full cost to unitholders of the grant of awards under the Westfield Group's equity-linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Westfield Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are fair valued on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any changes in circumstances. This process may result in a variation of the estimate of the future liability of the Westfield Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the Annual Report.

During the year, $17.4 million was charged to the income statement as gross amortisation in respect of share based payments.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 22 RESERVES				
Foreign currency translation reserve	**(429.8)**	132.9	**–**	–
Asset revaluation reserve	**–**	–	**1,155.6**	1,452.0
Balance at the end of the year	**(429.8)**	132.9	**1,155.6**	1,452.0
Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	**132.9**	206.4	**–**	–
Foreign exchange movement				
– translation of foreign entities, currency loans and asset hedging derivatives which qualify for hedge accounting	**(562.7)**	(73.5)	**–**	–
Balance at the end of the year	**(429.8)**	132.9	**–**	–
Movement in asset revaluation reserve				
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.				
Balance at the beginning of the year	**–**	–	**1,452.0**	1,891.5
Revaluation decrement	**–**	–	**(248.4)**	(480.6)
Deferred tax	**–**	–	**(0.9)**	41.1
Amounts transferred to retained profits during the year	**–**	–	**(47.1)**	–
Balance at the end of the year	**–**	–	**1,155.6**	1,452.0
NOTE 23 RETAINED PROFITS				
Balance at the beginning of the year	**609.0**	1,423.8	**532.3**	808.3
Amounts transferred from asset revaluation reserve	**–**	–	**47.1**	–
Profit after tax expense	**799.2**	188.4	**417.6**	727.2
Distributions paid	**(997.0)**	(1,003.2)	**(997.0)**	(1,003.2)
Balance at the end of the year	**411.2**	609.0	**0.0**	532.3

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 24 CASH AND CASH EQUIVALENTS				
(a) Components of cash and cash equivalents				
Cash	**79.5**	35.4	**4.4**	2.7
Total cash and cash equivalents	**79.5**	35.4	**4.4**	2.7
(b) Reconciliation of profit after tax expense to net cash flows from operating activities				
Profit after tax expense	**799.2**	188.4	**417.6**	727.2
Property revaluations	**(489.1)**	(675.5)	**-**	-
Share of associates' profit in excess of dividends/distributions	**(235.5)**	(149.1)	**-**	-
Net fair value (gain) or loss of derivatives	**456.9**	329.8	**423.4**	(168.8)
Deferred tax expense	**134.6**	255.8	**31.2**	48.9
Borrowing costs	**600.5**	1,360.8	**0.8**	223.8
Interest income	**(44.7)**	(40.9)	**(351.6)**	(177.6)
Net (profit)/loss on realisation of assets	**(69.0)**	11.8	**-**	(11.4)
(Increase)/decrease in working capital attributable to operating activities	**52.7**	(18.8)	**26.6**	11.8
Net cash flows from operating activities	**1,205.6**	1,262.3	**548.0**	653.9

c) Non-cash investing activities

On 16 October 2007, the Group contributed three centres to a new joint venture vehicle managed and controlled by CBL & Associates Properties, Inc. in return for a preferred minority limited partner interest of US$423.2 million.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 25 DISTRIBUTIONS				
(a) Final distribution proposed				
87% estimated tax advantaged (31 December 2006: 46% tax advantaged) [i][ii]	**410.1**	544.4	**410.1**	544.4
	410.1	544.4	**410.1**	544.4

Interim distributions were paid on 28 August 2007. The final proposed distribution was paid on 29 February 2008. The record date for these distributions was 5pm, 15 February 2008. The Westfield Group DRP was in operation for the distribution paid on 29 February 2008. DRP securities issued during the period rank for distribution from the first day following the date on which they are issued. The record date for participation in the DRP for the distribution payable on 29 February 2008 was 5pm, 15 February 2008.

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
(b) Distributions paid during the period				
Distribution in respect of the six months to 30 June 2007 [ii]	**452.6**	-	**452.6**	-
Distribution in respect of the six months to 31 December 2006	**544.4**	-	**544.4**	-
Distribution in respect of the six months to 30 June 2006 [ii]	**-**	466.6	**-**	466.6
Distribution in respect of the six months to 31 December 2005	**-**	536.6	**-**	536.6
Total distribution paid	**997.0**	1,003.2	**997.0**	1,003.2

[i] Total distribution proposed/paid for the year was $862.7 million (31 December 2006: $1,011.0 million).

[ii] The estimated tax advantaged component reduces the cost base of members' units. If the cost base is reduced to $nil any remaining tax advantaged amounts may be taxable as capital gains.

The distribution per unit for the six months ended 30 June 2007 was A24.25 cents equivalent to US17.89 cents. The distribution per unit for the six months ended 31 December 2007 is A20.25 cents equivalent to US14.94 cents.

NOTE 26 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned by the Group is leased to third-party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	Consolidated	
	31 Dec 07 $million	31 Dec 06 $million
Future minimum rental revenues under non-cancellable operating retail property leases:		
Due within one year	**843.0**	887.2
Due between one and five years	**2,753.4**	2,892.1
Due after five years	**2,377.4**	2,455.2
	5,973.8	6,234.5

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

Operating lease payable		
Due within one year	**6.8**	5.6
Due between one and five years	**31.5**	22.8
Due after five years	**3.7**	7.8
	42.0	36.2

NOTE 27 CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure commitments contracted at balance date but not provided for in relation to development of properties:		
Due within one year	**587.0**	610.6
Due between one and five years	**157.2**	421.2
	744.2	1,031.8

	Consolidated		Parent Entity	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
NOTE 28 CONTINGENT LIABILITIES				
Performance guarantees	**658.2**	430.8	–	–
Special tax assessment municipal bonds	**46.9**	64.9	–	–
Guaranteed borrowings of controlled entities	–	–	**3,822.4**	4,225.9
Guaranteed borrowings of associates of the Responsible Entity	**6,855.2**	8,052.1	**6,855.2**	8,052.1
	7,560.3	8,547.8	**10,677.6**	12,278.0

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

NOTE 29 SEGMENT INFORMATION

Business Segment

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios and corporate acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 29 SEGMENT INFORMATION (CONTINUED)

	Operational		Development		Corporate		Consolidated	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Revenue								
Property revenue	**1,517.0**	1,625.8	**22.4**	0.7	**-**	-	**1,539.4**	1,626.5
Property development and project management revenue	**77.9**	36.0	**-**	-	**-**	-	**77.9**	36.0
	1,594.9	1,661.8	**22.4**	0.7	**-**	-	**1,617.3**	1,662.5
Share of after tax profits of equity accounted entities [ii]								
Net operating income	**156.2**	158.3	**1.9**	2.7	**-**	-	**158.1**	161.0
Net interest and tax expense	**(55.9)**	(43.8)	**(2.9)**	(4.5)	**-**	-	**(58.8)**	(48.3)
	100.3	114.5	**(1.0)**	(1.8)	**-**	-	**99.3**	112.7
Total segment revenue and other income [i]	**1,695.2**	1,776.3	**21.4**	(1.1)	**-**	-	**1,716.6**	1,775.2
Expenses								
Property expenses and outgoings	**(526.7)**	(569.5)	**(34.4)**	(22.1)	**-**	-	**(561.1)**	(591.6)
Property development and project management costs	**(57.4)**	(22.1)	**-**	-	**-**	-	**(57.4)**	(22.1)
Corporate overheads	**-**	-	**-**	-	**(6.9)**	(4.2)	**(6.9)**	(4.2)
	(584.1)	(591.6)	**(34.4)**	(22.1)	**(6.9)**	(4.2)	**(625.4)**	(617.9)
Currency derivatives	**-**	-	**-**	-	**(353.1)**	(192.4)	**(353.1)**	(192.4)
Total segment expenses	**(584.1)**	(591.6)	**(34.4)**	(22.1)	**(360.0)**	(196.6)	**(978.5)**	(810.3)
Segment result (excluding property revaluations)	**1,111.1**	1,184.7	**(13.0)**	(23.2)	**(360.0)**	(196.6)	**738.1**	964.9
Property revaluations [i][iii]	**0.4**	735.8	**488.7**	467.4	**-**	(527.7)	**489.1**	675.5
Equity accounted property revaluations [i][ii]	**66.6**	95.4	**155.8**	74.5	**-**	-	**222.4**	169.9
Net profit/(loss) on realisation of assets	**-**	-	**-**	-	**69.0**	(11.8)	**69.0**	(11.8)
Segment result	**1,178.1**	2,015.9	**631.5**	518.7	**(291.0)**	(736.1)	**1,518.6**	1,798.5
Interest income							**44.7**	40.9
Financing costs							**(600.5)**	(1,360.8)
Tax expense							**(163.6)**	(290.2)
Consolidated profit after tax							**799.2**	188.4
Segment assets								
Segment assets	**18,596.8**	19,229.4	**1,118.7**	969.1	**-**	-	**19,715.5**	20,198.5
Group assets							**1,983.1**	1,522.7
Total segment assets	**18,596.8**	19,229.4	**1,118.7**	969.1	**-**	-	**21,698.6**	21,721.2
Segment liabilities								
Segment liabilities	**610.0**	499.8	**139.2**	27.9	**-**	-	**749.2**	527.7
Group liabilities							**13,639.7**	14,247.8
Total segment liabilities	**610.0**	499.8	**139.2**	27.9	**-**	-	**14,388.9**	14,775.5
Equity accounted entities included in segment assets								
Investment properties	**2,584.2**	2,734.2	**80.8**	88.4	**-**	-	**2,665.0**	2,822.6
Interest bearing liabilities	**(843.0)**	(1,026.3)	**(80.8)**	(88.4)	**-**	-	**(923.8)**	(1,114.7)
Working capital and deferred tax	**10.2**	76.6	**-**	-	**-**	-	**10.2**	76.6
Equity accounted entities included in segment assets	**1,751.4**	1,784.5	**-**	-	**-**	-	**1,751.4**	1,784.5
Additions to segment non current assets	**652.1**	499.4	**890.5**	1,355.6	**-**	-	**1,542.6**	1,855.0

[i] Total revenue and other income for the period of $2,541.8 million, (31 December 2006: $2661.5 million) comprises revenue and other income (excluding property revaluations) of $1,716.6 million (31 December 2006: $1775.2 million), property revaluations of $711.5 million (31 December 2006: $845.4 million), interest income of $44.7 million (31 December 2006: $40.9 million) and net profit on realisation of assets of $69.0 million.

[ii] Total share of after tax profits of equity accounted entities for the period of $321.7 million (31 December 2006: $282.6 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $99.3 million (31 December 2006: $112.7 million) and property revaluations of $222.4 million (31 December 2006: $169.9 million).

[iii] Includes revaluation of assets and property investments acquired from related entities.

Geographic Segment

The Group operates solely in the United States of America.

NOTE 30 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities :

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (ie debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis, are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are made within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buyback program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 31 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objective.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Risk Management Committee comprising three directors. The Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Risk Management Committee is assisted in the oversight role by the Group's internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, its cashflows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

NOTE 32 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date

The Group has interest rate risk on borrowings and the exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

	Note	Consolidated 31 Dec 07 $million	31 Dec 06 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	17	**1,025.1**	477.7
Non current interest bearing liabilities	17	**7,180.2**	8,218.2
Share of equity accounted entities interest bearing liabilities	13(c)	**923.8**	1,114.7
Cross currency swaps			
– US$1,985.1 million (31 December 2006: US$5,555.1 million)	33(i)	**2,259.6**	7,035.3
– US$3,490.0 million (31 December 2006: nil)	33(v)	**3,972.7**	–
Principal amounts subject to interest rate exposure		**15,361.4**	16,845.9
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– US$6,232.7 million (31 December 2006: US$6,613.7 million)	32(iii)	**7,094.7**	8,376.0
– €400.0 million (31 December 2006: €400.0 million)	32(iii)	**670.4**	667.2
Fixed rate derivatives			
– US$6,847.6 million (31 December 2006: US$6,066.6 million)	32(iii)	**7,794.7**	7,683.2
Principal amounts on which interest rate exposure has been hedged		**15,559.8**	16,726.4

At balance date the Group has fixed 101% of its interest payable exposure. There is no floating exposure. (31 December 2006: 99% hedged with a floating principal of $119.5 million at an average rate of 5.9%). An increment of 0.5% in the market rate would result in an increase in interest expense of nil (31 December 2006: $0.6million). A decrement of 0.5% in the market rate would result in a decrease in interest expense of nil (31 December 2006: $0.6 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out in Note 32(iii).

(ii) Interest receivable

The Group is exposed to interest receivable risk on notional borrowings entered into under cross currency swaps.

The table below sumarises these exposures at reporting date together with the interest rate risk management transactions which have been entered into to manage those exposures:

	Note	31 Dec 07 $million	31 Dec 06 $million
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	33(i), 33(v)	**6,875.9**	6,983.3
– €400.0 million (31 December 2006: €400.0 million)	33(i)	**670.4**	667.2
– Loans receivable from related entities	10	**410.8**	516.0
Principal amounts subject to interest rate exposure		**7,957.1**	8,166.5
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– A$	32(iii)	**6,334.4**	6,358.4
– €400.0 million (31 December 2006: €400.0 million)	32(iii)	**670.4**	667.2
Principal amounts on which interest rate exposure has been hedged		**7,004.8**	7,025.6

At balance date the Group has fixed 88% of its interest receivable exposure. The remaining 12% is exposed to floating rates on a principal receivable of $952.3 million, at an average interest rate of 7.7%, including margin (31 December 2006: 86% hedged on $1,140.9 million at an average rate of 6.9%). An increment of 0.5% in the market rate would result in a decrease in interest expense of $4.8 million (31 December 2006: $5.7 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $4.8 million (31 December 2006: $5.7 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of fixed rate derivatives due to interest rate movements are set out in Note 32(iii).

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		Fixed rate borrowings		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	31 Dec 07 Principal amount million	31 Dec 07 Average rate including margin	31 Dec 07 Principal amount million	31 Dec 07 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin	31 Dec 06 Principal amount million	31 Dec 06 Average rate including margin
A$ receivable								
31 December 2006	-	-	-	-	A$6,358.4	6.53%	-	-
31 December 2007	**A$6,334.4**	**6.54%**	-	-	A$6,358.4	6.54%	-	-
31 December 2008	**A$6,341.4**	**6.75%**	-	-	A$5,041.4	6.53%	-	-
31 December 2009	**A$6,414.4**	**6.77%**	-	-	A$5,041.4	6.53%	-	-
31 December 2010	**A$5,587.2**	**6.86%**	-	-	A$3,737.2	6.59%	-	-
31 December 2011	**A$5,537.2**	**6.90%**	-	-	A$3,237.2	6.59%	-	-
31 December 2012	**A$4,673.2**	**6.93%**	-	-	A$2,487.2	6.59%	-	-
31 December 2013	**A$2,737.2**	**6.96%**	-	-	A$1,187.2	6.50%	-	-
31 December 2014	**A$1,250.0**	**7.01%**	-	-	A$200.0	6.22%	-	-
€ receivable / (payable)								
31 December 2006	-	-	-	-	€400.0	3.58%	€(400.0)	3.58%
31 December 2007	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2008	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2009	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2010	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2011	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
US$ payable								
31 December 2006	-	-	-	-	US$(6,066.6)	5.72%	US$(6,613.7)	5.94%
31 December 2007	**US$(6,847.6)**	**6.12%**	**US$(6,232.7)**	**5.94%**	US$(6,999.5)	5.89%	US$(6,427.2)	5.94%
31 December 2008	**US$(8,174.0)**	**5.88%**	**US$(5,867.1)**	**5.95%**	US$(7,175.1)	5.73%	US$(6,036.0)	5.94%
31 December 2009	**US$(8,559.0)**	**5.90%**	**US$(5,053.9)**	**5.79%**	US$(7,059.4)	5.87%	US$(5,202.7)	5.80%
31 December 2010	**US$(6,859.0)**	**5.98%**	**US$(4,830.1)**	**5.77%**	US$(6,359.1)	6.03%	US$(4,969.7)	5.79%
31 December 2011	**US$(6,629.0)**	**5.93%**	**US$(4,007.2)**	**5.49%**	US$(5,599.0)	5.97%	US$(4,077.1)	5.47%
31 December 2012	**US$(5,749.0)**	**5.92%**	**US$(3,075.8)**	**5.44%**	US$(4,549.0)	5.96%	US$(3,139.9)	5.40%
31 December 2013	**US$(4,935.0)**	**5.90%**	**US$(2,806.7)**	**5.46%**	US$(3,735.0)	5.92%	US$(2,656.7)	5.45%
31 December 2014	**US$(3,825.0)**	**5.83%**	**US$(1,695.3)**	**5.71%**	US$(2,625.0)	5.93%	US$(1,545.3)	5.71%
31 December 2015	**US$(2,400.0)**	**5.84%**	**US$(1,636.5)**	**5.74%**	US$(1,200.0)	5.98%	US$(1,486.5)	5.74%
31 December 2016	**US$(1,400.0)**	**5.74%**	**US$(510.2)**	**5.91%**	US$(200.0)	5.57%	US$(220.1)	6.10%
31 December 2017	-	-	**US$(141.0)**	**6.14%**	-	-	-	-

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date

(iii) Fixed rate debt and interest rate derivatives (continued)

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $632.5 million (31 December 2006: $191.5 million). At balance date the aggregate fair value is a payable of $880.7 million (31 December 2006: $274.9 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $105.4 million (31 December 2006: $107.8 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $109.6 million (31 December 2006: $112.0 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is expected to be held to maturity, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The fair value gain for the year ended 31 December 2007 was $14.7 million (31 December 2006: $130.0 million). The difference between the carrying value and fair value of fixed rate debt at balance date is payable of $7.6 million (31 December 2006: $22.3). An increment of 0.5% in the market rate would result in a decrease in fair value of $144.5 million (31 December 2006: $197.0 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $149.3 million (31 December 2006: $203.4 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

NOTE 33 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets. The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The Group's foreign exchange exposures at reporting date together with the foreign exchange risk management transactions which have been entered into to manage those exposures are as follows:

		Consolidated	
	Note	**31 Dec 07 $million**	31 Dec 06 $million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
US$ net assets		**US$15,343.1**	US$15,255.3
US$ borrowings		**US$(8,183.9)**	US$(7,558.0)
US$ cross currency swaps	33(i)	**US$(1,985.1)**	US$(5,555.1)
US$ currency swaps	33(ii)	**US$(521.0)**	-
US$ net assets		**US$4,653.1**	US$2,142.2

An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in a charge to the foreign currency translation reserve of $317.2 million (31 December 2006 – 0.7896 to 0.8396: $161.6 million) and a gain to the income statement of $31.9 million (31 December 2006: $nil). A decrement of 5 cents in the market rate for US$ would result in an increase to the foreign currency translation reserve of $355.4 million (31 December 2006: $183.4 million) and an expense to the income statement of $35.8 million (31 December 2006: $nil). The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates, and are on a pre-tax basis.

NOTE 33 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(i) Net investment hedges of the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts have been designated and qualify as hedges of net investment of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 07	31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to receive A$ and pay US$						
31 December 2006	-	0.7260	-	-	A$6,983.3	US$(5,070.0)
31 December 2007	**0.7488**	0.7259	**A$2,003.1**	**US$(1,500.0)**	A$6,771.2	US$(4,915.0)
31 December 2008	**0.7479**	0.7250	**A$1,818.4**	**US$(1,360.0)**	A$6,586.5	US$(4,775.0)
31 December 2009	**0.7479**	0.7268	**A$1,818.4**	**US$(1,360.0)**	A$5,744.1	US$(4,175.0)
31 December 2010	**0.7461**	0.7224	**A$737.2**	**US$(550.0)**	A$4,069.7	US$(2,940.0)
31 December 2011	**0.7461**	0.7231	**A$737.2**	**US$(550.0)**	A$3,581.9	US$(2,590.0)
31 December 2012	**0.7461**	0.7240	**A$737.2**	**US$(550.0)**	A$2,721.1	US$(1,970.0)
31 December 2013	**0.7461**	0.7270	**A$737.2**	**US$(550.0)**	A$1,801.8	US$(1,310.0)
Contracts to receive € and pay US$						
31 December 2006	-	1.2128	-	-	€400.0	US$(485.1)
31 December 2007	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2008	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2009	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2010	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2011	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)

These cross currency swaps are effective net investment hedges and recorded directly in the foreign currency translation reserve at 31 December 2007 as a loss of $201.3 million (31 December 2006: gain of $566.1 million). The fair values of these instruments refer Note 9 Derivative assets and 19 Derivative liabilities.

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency derivatives contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 07	31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to exchange US$ and A$						
31 December 2008	**0.8904**	0.7407	**A$585.1**	**US$(521.0)**	A$(297.0)	US$220.0

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $6.4 million (31 December 2006: loss of $14.2 million). The aggregate fair value of other foreign currency derivatives at balance date is a payable of $7.8 million (31 December 2006: $14.2 million). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in gain to the income statement of $31.9 million (31 December 2006: loss of $16.0 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $35.8 million (31 December 2006: gain of $18.1 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(iii) Foreign currency options to hedge the Group's foreign currency assets and liabilities

The following Foreign currency options were terminated during the year. These contracts did not qualify as hedges of net investments of foreign operations.

Foreign currency options maturing during the year ended	Weighted average exchange rate 31 Dec 07	31 Dec 06	Amount (payable)/receivable 31 Dec 07 million	31 Dec 07 million	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to sell A$ and buy US$						
31 December 2008 – Bought AUD Put / USD Call	-	0.7079	-	-	A$(4,873.4)	US$3,450.0
31 December 2008 – Sold AUD Call / USD Put	-	0.7554	-	-	A$(4,567.1)	US$3,450.0

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 33 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(iv) Forward currency derivatives to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Group's foreign currency denominated earnings and the Group's distribution.

The following table details the forward exchange contracts outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
US$						
Contracts to buy A$ and sell US$						
31 December 2007	-	0.5300	-	-	A$336.6	US$(178.4)
31 December 2008	**0.6633**	0.6633	**A$309.5**	**US$(205.3)**	A$309.5	US$(205.3)
31 December 2009	**0.7102**	0.7102	**A$292.9**	**US$(208.0)**	A$292.9	US$(208.0)
31 December 2010	**0.7270**	0.7121	**A$228.7**	**US$(166.3)**	A$198.4	US$(141.3)
31 December 2011	**0.7716**	0.7334	**A$175.0**	**US$(135.0)**	A$85.9	US$(63.0)
31 December 2012	**0.7986**	-	**A$75.1**	**US$(60.0)**	-	-

At balance date none of the above described forward exchange contracts qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2007 was $19.8 million (31 December 2006: $57.7 million). The aggregate fair value of foreign exchange contracts at balance date is a receivable of $200.9 million (31 December 2006: $220.7 million). An increment of 5 cents in the market rate for US$ (0.8785 to 0.9285) would result in a gain to the income statement of $48.4 million (31 December 2006: $63.2 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $54.6 million (31 December 2006: $72.0 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(v) Cross currency interest rate swaps to hedge the Group's foreign currency earnings

The Group has entered into the following foreign currency derivatives financial instruments to sell US$ and purchase A$ at floating interest rates on notional principals at a fixed exchange rates.

The following table details the cross currency interest rate swaps outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

	Weighted average exchange rate		Amount (payable)/receivable			
	31 Dec 07	31 Dec 06	**31 Dec 07 million**	**31 Dec 07 million**	31 Dec 06 million	31 Dec 06 million
Contracts to receive A$ and pay US$						
31 December 2007	**0.7162**	-	**A$4,872.8**	**US$(3,490.0)**	-	-
31 December 2008	**0.7162**	-	**A$4,872.8**	**US$(3,490.0)**	-	-
31 December 2009	**0.7171**	-	**A$4,030.3**	**US$(2,890.0)**	-	-
31 December 2010	**0.7171**	-	**A$3,437.2**	**US$(2,465.0)**	-	-
31 December 2011	**0.7171**	-	**A$2,949.4**	**US$(2,115.0)**	-	-
31 December 2012	**0.7158**	-	**A$1,983.9**	**US$(1,420.0)**	-	-
31 December 2013	**0.7138**	-	**A$1,064.7**	**US$(760.0)**	-	-

At balance date none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2007 was $624.3 million (31 December 2006: $nil). At balance date, the aggregate fair value is a receivable of $624.3 million (31 December 2006: $nil). An increment of 5 cents in the market rate for US$ (ie from 0.8785 to 0.9285) would result in a gain to the income statement of $33.5 million (31 December 2006: $nil). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $37.5 million (31 December 2006: $nil). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 34 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on its outstanding face value.

In accordance with Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits. At 31 December 2007, the Group had 79% of its aggregate credit risk spread over four counterparties each with an S&P long term rating of AA– or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher. The aggregate credit risk in respect of derivative financial instruments is $1,149.8 million (31 December 2006: $886.2 million).

The Group undertakes active liquidity and funding risk management which ensures that it has sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Interest bearing liabilities, and funding facilities and their maturity profiles, refer Note 17.

NOTE 35 FINANCIAL RISK PARENT ENTITY

The Parent Entity's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, and investments in subsidiaries.

As a member of the Group the Parent Entity is covered under the same policies and procedures outlined above for the management of the Group's key financial risks refer Note 31.

The Parent Entity is exposed to interest and foreign exchange risk on loans, investments in subsidiaries, interest and foreign currency derivative financial instruments. These risks are managed on a Group basis (refer to Notes 32 and 33).

(i) InterGroup Loans payable and receivable

Where the Parent Entity undertakes a borrowing or investment in a foreign currency the exchange risk is mitigated by the Parent Entity entering into an equal and opposite deal with a controlled entity, hence substantially mitigating any exchange or interest exposure which may be present in the original transaction.

(ii) Investments in Subsidiaries

Investments in subsidiaries are designated as available for sale financial assets and are recorded at fair value. The investment in subsidiaries is revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entities. This is considered to approximate fair value. The revaluation increments and decrements are recorded through asset revaluation reserve.

The Parent Entity is exposed to foreign exchange translation risk on its investments in subsidiaries which are denominated in foreign currencies, when assessing recoverable amount. The Parent Entity hedges these items in its own financial statements, these activities are carried out on a Group basis.

NOTE 36 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASHFLOW MATURITY PROFILE

	Consolidated		Parent Entity	
	Cash Outflows / (Cash Inflows)			
	31 Dec 07 $000	31 Dec 06 $000	**31 Dec 07 $000**	31 Dec 06 $000
Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer note 17) together with the estimated interest thereon, and the estimated impact of contracted interest and currency derivative cashflows is set out below:				
Due within one year	**546.9**	57.2	**(99.4)**	(72.0)
Due between one and five years	**4,131.8**	2,530.0	**(230.3)**	(196.7)
Due after five years	**4,367.8**	7,297.0	**(111.1)**	(30.3)
	9,046.5	9,884.2	**(440.8)**	(299.0)

NOTE 37 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 07 $million	31 Dec 06 $million	**31 Dec 07 $million**	31 Dec 06 $million
Consolidated assets				
Cash and cash equivalents	**79.5**	35.4	**79.5**	35.4
Trade receivables [i]	**36.0**	35.3	**36.0**	35.3
Receivables	**764.7**	660.0	**764.7**	660.0
Derivative assets	**1,275.3**	870.7	**1,275.3**	870.7
Consolidated liabilities				
Payables [i]	**700.0**	472.5	**700.0**	472.5
Interest bearing liabilities				
– Fixed rate debt	**7,077.8**	8,155.2	**7,070.2**	8,132.9
– Floating rate debt	**1,135.1**	563.0	**1,135.1**	563.0
Other financial liabilities	**3,059.5**	3,609.7	**3,059.5**	3,609.7
Derivative liabilities	**924.8**	491.9	**924.8**	491.9
Parent Entity assets				
Cash and cash equivalents	**4.4**	2.7	**4.4**	2.7
Receivables	**1,370.5**	691.0	**1,370.5**	691.0
Derivative assets	**1,153.3**	815.1	**1,153.3**	815.1
Parent Entity liabilities				
Payables [i]	**60.9**	5.4	**60.9**	5.4
Interest bearing liabilities	**90.0**	–	**90.0**	–
Derivative liabilities	**592.3**	300.4	**592.3**	300.4

[i] These financial assets and liabilities are not subject to interest rate risk.

[ii] The carrying value of equity accounted financial assets and liabilities exceeded the net fair value amount by $48.7 million (31 December 2006: the net fair value of equity accounted financial assets and liabilities exceeded the carrying value amount by $2.0 million)

NOTE 38 BUSINESS COMBINATIONS

Acquisition of WCI

On 1 July 2006, the Group acquired a 100% non-voting interest in WCI, an unlisted public company based in the United States specialising in property development and management from WHL (a related entity). WCI was and continues to be the manager and developer of the Group's property investments.

The total cost of the business combination was $860.2 million (US$640.4 million) and comprised entirely the payment of cash. Of the consideration paid, $575.0 million was paid to WHL with the remainder used to pay off debt.

The fair value of the identifiable assets and liabilities of WCI as at the date of acquisition is set out below.

	Consolidated	
	Recognised on acquisition $million	Carrying value $million
Cash and cash equivalents	10.9	10.9
Trade receivables	0.6	0.6
Receivables	43.8	43.8
Inventories	127.6	127.6
Property, plant and equipment	80.1	80.1
Other assets and property investments[(i)]	674.7	71.0
Deferred costs (net)	14.3	14.3
	952.0	348.3
Payables	(83.5)	(83.5)
Deferred tax liabilities	(8.3)	(8.3)
	(91.8)	(91.8)
Fair value of net assets	860.2	256.5

From the date of acquisition, WCI contributed $1.6 million to the 2006 net profit of the Group.

If the combination had taken place at the beginning of 2006, the 2006 net profit for the Group would have been $131.5 million and 2006 revenue and other income would have been $2,722.0 million.

(i) Other assets and property investments relates entirely to WCI's property management and development business and WCI's investment in WEA common shares which WEA has cancelled subsequent to the acquisition of WCI.

	Consolidated	
	31 Dec 07 $000	31 Dec 06 $000
NOTE 39 AUDITOR'S REMUNERATION		
Amounts received or due and receivable by the auditors of the Parent Entity for:		
– Audit or review of the financial reports	**401**	347
– Assurance and compliance services	**-**	6
	401	353
Amounts received or due and receivable by Affiliates of the auditors of the Parent Entity for:		
– Audit or review of the financial reports	**2,666**	2,564
– Assurance and compliance services	**138**	30
– Taxation advice and compliance	**541**	245
	3,345	2,839
	3,746	3,192

NOTE 40 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to it. As such while the related party disclosures below make reference to the Westfield Group, they also relate to the Group.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of key management personnel are disclosed in Note 41.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Westfield Group. This is due to LFG being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr David Lowy, Mr Peter Lowy and Mr Steven Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Westfield Group. This is due to this entity being under the control or significant influence of certain Directors of the Westfield Group, being either Mr Frank Lowy, Mr Peter Lowy or Mr Steven Lowy.

NOTE 40 RELATED PARTY DISCLOSURES (CONTINUED)

(a) Nature of relationship with related parties (continued)

(ii) Parent Entity

Subsidiaries

Details of parent entity interests in subsidiaries are disclosed in Note 43.

Key Management Personnel

Details of Key Management Personnel are disclosed in Note 41.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Entity.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in Note 41.

The Westfield Group owns aircraft for business use by its executives. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be on arm's length rate. Amounts charged to LFG and these Directors totalled $829,906 (31 December 2006: $539,566) during the period, and were payable on seven day terms.

Other Related Parties

The Westfield Group and LFG have entered into arrangements regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows:

- The Westfield Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Westfield Group incurred costs amounting to $1,125,811 (31 December 2006: $1,654,569) in relation to the use of these aircrafts. Amounts charged are payable on 30 day terms.
- The Westfield Group has aircraft operation, maintenance, crew sharing, and hangar facility agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $540,117 (31 December 2006: $441,961) in relation to the provision of aircrew, maintenance, and hangar facility to LFG, which were payable on seven day terms. Also during the period, the Westfield Group was charged $389,104 (31 December 2006: $169,425) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Westfield Group. During the period $299,356 (31 December 2006: $273,520) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Westfield Group provided design and construction administrative services to the Lowy Institute for International Policy for which it charged $11,423 (no services were provided during 2007), which was based on arm's length rates. Amounts charged are payable on seven day terms.

During the period the Westfield Group paid amounts totalling $29,885 (31 December 2006: $46,834) for rental accommodation owned by LFG.

During the period the Westfield Group charged LFG $99,936 (31 December 2006: $231,079) for service costs in relation to the provision of communication services.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfil their responsibilities.

At year end the following amounts were recorded in the Westfield Group's balance sheet as receivable with the following related parties:

Nature	Type	**2007**	2006
Owing from LFG	Current receivable	**$1,509**	$26,798

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Group.

WAT, WT and WHL transacted on normal commercial terms as stapled entities with respect to the following:

a) Property management fee

b) Manager's service charges

c) Reimbursement of expenses

d) Construction contract

e) Loans and financial derivatives

The property management fee for the year ended 31 December 2006 was $25.1 million (no services were provided during 2007) of which no amounts were payable at 31 December 2006.

The advisory fee for the year ended 31 December 2006 was $5.4 million (no services were provided during 2007) of which no amounts were payable at 31 December 2006.

The Responsible Entity management fee for the year ended 31 December 2007 was $2.7 million (31 December 2006: $2.1 million) of which $1.3 million (31 December 2006: $1.1 million) was payable at 31 December 2007.

During the year a subsidiary of WHL paid to WAT $7.5 million in respect of an adjustment to previous years corporate service fees and licence fees (31 December 2006: WAT paid to Westfield Group $50.6 million) of which no amounts were payable at 31 December 2007 and 31 December 2006.

NOTE 40 RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions and their terms and conditions with related parties (continued)

(i) Consolidated (continued)

During 2006, the Group paid $350.3 million (no payments were made during 2007) to a subsidiary of WHL in respect of expansion and redevelopment costs.

During the year WAT purchased an aircraft from Westfield Group for $49.5 million.

Cross currency swaps with WT

WAT and WT entered into cross currency swaps on 3 November 2004. The terms, interest and principal amounts are as follows:

(i) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010; and

(ii) WAT pays to WT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

On 18 January 2005, WAT and WT entered into two additional cross currency swaps. The terms, interest and principal amounts are as follows:

(i) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$140.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$184.7 million. The maturity date of this instrument is 5 February 2008; and

(ii) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

The interest income for the year in respect of cross currency swaps with WT is $44.7 million (31 December 2006: $33.2 million).

Foreign currency forward exchange contracts with Westfield Capital Corporation Limited ("WCC")

WAT and WCC entered into foreign currency forward exchange contracts on 7 July 2006. On 14 January 2008, WAT will pay A$189.1 million to WCC in exchange for WCC paying to WAT US$140.0 million.

Interest rate swaps with WT

WAT and WT entered into an A$ interest rate swap on 13 December 2004 for the value of $200.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of July 2006 and continues until February 2015.

WAT and WT entered into an A$ interest rate swap on 21 December 2006 for the value of $56.0 million. WAT receives, on a quarterly basis, a commercial floating rate from WT and pays to WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of December 2006 and continues until August 2008.

WAT and WT entered into an A$ interest rate swap on 13 July 2007 for the value of $500.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of August 2016 and continues until September 2016.

WAT and WT entered into an A$ interest rate swap on 13 July 2007 for the value of $350.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of November 2013 and continues until August 2015.

WAT and WT entered into an A$ interest rate swap on 10 October 2007 for the value of $24.0 million. WAT receives, on a quarterly basis, a commercial floating rate from WT and pays to WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of October 2007 and continues until August 2008.

Loan to WT

During the year, WAT advanced loans to WT. The balance of these loans at year end is $394.3 million receivable (31 December 2006: $507.1 million receivable) with accrued interest of $3.7 million receivable (31 December 2006: $6.3 million receivable). Interest accrues on this loan on a quarterly basis based on a floating rate. The interest income for the year in respect of the loan to WT is $30.8 million (31 December 2006: $37.4 million).

Loan from WT

During the year, WT issued a promissory note to WAT. The balance of this note at year end is US$586.0 million payable (31 December 2006: $nil). The interest expense for the year in respect of the loan from WT is $8.5 million (31 December 2006: $nil).

(ii) Parent Entity

Included in the operating result of the Parent Entity is dividend income of $450.0 million (31 December 2006: $541.2 million) received from subsidiary companies.

Included in the operating result of the Parent Entity is management fee expenses of $2.7 million (31 December 2006: $2.1 million) payable to a subsidiary of WHL.

Included in the operating result is a net interest income of $94.7 million (31 December 2006: $70.6 million) relating to loans to WEA and WT and interest on cross currency swap with WT.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL

The Group forms part of the Westfield Group. The Responsible Entity does not have any employees. Key Management Personnel of the Group are paid by related entities within the Westfield Group.

As the Group forms part of the Westfield Group the discussion under other remuneration disclosures (Note 41(e)) relates to the Westfield Group's remuneration policies and practices.

(a) Remuneration of Key Management Personnel

The amounts below represent the full remuneration amounts for Key Management Personnel of the Westfield Group.

	Short term benefits				Post Employment	Share Based	Total
Key Management Personnel	Cash salary, fees and short term compensated absences $	Short term cash profit sharing and other bonuses $	Non monetary benefits $	Other short term employee benefits[2] $	Other post employment benefits $	Amortisation of cash settled share based payment transactions[1] $	$
F P Lowy, AC – Executive Chairman[3]							
31 December 2007	**8,000,000**	**7,000,000**	**817,421**	**1,351**	**66,506**	**–**	**15,885,278**
31 December 2006	8,000,000	5,500,000	756,737	42,554	88,906	–	14,388,197
D H Lowy, AM – Deputy Chairman							
31 December 2007	**204,000**	**–**	**–**	**–**	**–**	**–**	**204,000**
31 December 2006	204,000	–	–	–	–	–	204,000
R L Furman – Non Executive Director							
31 December 2007	**162,000**	**–**	**–**	**–**	**–**	**–**	**162,000**
31 December 2006	162,000	–	–	–	–	–	162,000
D M Gonski, AC – Non Executive Director							
31 December 2007	**188,000**	**–**	**–**	**–**	**–**	**–**	**188,000**
31 December 2006	188,000	–	–	–	–	–	188,000
F G Hilmer, AO – Non Executive Director							
31 December 2007	**207,144**	**–**	**–**	**–**	**–**	**–**	**207,144**
31 December 2006	228,000	–	–	–	–	–	228,000
S P Johns – Non Executive Director							
31 December 2007	**608,000**	**–**	**–**	**–**	**–**	**–**	**608,000**
31 December 2006	608,000	–	–	–	–	–	608,000
P Lowy – Westfield Group Managing Director							
31 December 2007	**2,980,448**	**4,000,000**	**–**	**(147,589)**	**–**	**3,161,090**	**9,993,949**
31 December 2006	3,317,850	3,052,422	–	293,347	–	2,465,383	9,129,002
S Lowy – Westfield Group Managing Director							
31 December 2007	**2,500,000**	**4,000,000**	**–**	**70,513**	**–**	**3,161,090**	**9,731,603**
31 December 2006	2,500,000	3,000,000	–	446,346	–	2,465,383	8,411,729
J B Studdy, AM – Non Executive Director							
31 December 2007	**57,445**	**–**	**–**	**–**	**–**	**–**	**57,445**
31 December 2006	170,000	–	–	–	–	–	170,000
F T Vincent – Non Executive Director							
31 December 2007	**50,687**	**–**	**–**	**–**	**–**	**–**	**50,687**
31 December 2006	150,000	–	–	–	–	–	150,000
G H Weiss – Non Executive Director							
31 December 2007	**168,000**	**–**	**–**	**–**	**–**	**–**	**168,000**
31 December 2006	168,000	–	–	–	–	–	168,000
D R Wills, AO – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
C M Zampatti, AM – Non Executive Director							
31 December 2007	**156,000**	**–**	**–**	**–**	**–**	**–**	**156,000**
31 December 2006	156,000	–	–	–	–	–	156,000
Subtotal Directors							
31 December 2007	**15,437,724**	**15,000,000**	**817,421**	**(75,725)**	**66,506**	**6,322,180**	**37,568,106**
31 December 2006	16,007,850	11,552,422	756,737	782,247	88,906	4,930,766	34,118,928

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(a) Remuneration of key management personnel (continued)

	Short term benefits				Post Employment	Share Based	Total
	Cash salary, fees and short term compensated absences	Short term cash profit sharing and other bonuses	Non monetary benefits	Other short term employee benefits[2]	Other post employment benefits	Amortisation of cash settled share based payment transactions[1]	
Key Management Personnel	$	$	$	$	$	$	$
P Allen – Westfield Group Chief Financial Officer[4]							
31 December 2007	**1,000,000**	**1,500,000**	**-**	**88,871**	**-**	**3,276,389**	**5,865,260**
31 December 2006	900,000	1,000,000	-	53,729	-	3,005,620	4,959,349
K Wong – Managing Director, United States[5]							
31 December 2007	**953,743**	**596,090**	**124,799**	**18,414**	**-**	**3,293,155**	**4,986,201**
31 December 2006	995,355	928,998	154,137	15,390	-	2,926,383	5,020,263
Subtotal Non Director Key Management Personnel							
31 December 2007	**1,953,743**	**2,096,090**	**124,799**	**107,285**	**-**	**6,569,544**	**10,851,461**
31 December 2006	1,895,355	1,928,998	154,137	69,119	-	5,932,003	9,979,612
Total Key Management Personnel							
31 December 2007	**17,391,467**	**17,096,090**	**942,220**	**31,560**	**66,506**	**12,891,724**	**48,419,567**
31 December 2006	17,903,205	13,481,420	910,874	851,366	88,906	10,862,769	44,098,540

[1] Cash settled share based transactions represent amounts amortised relating to the EDA Plan and PIP Plan. Refer to Note 41(e) for further details regarding the operation of these plans.

[2] Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless stated otherwise.

[3] Non monetary benefits of $814,511 (31 December 2006: $753,827) relate to Mr F Lowy's contractual entitlements to private usage of the Westfield Group's aircraft. The entitlement to private usage of the Westfield Group's aircraft by Mr F Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods. Post employment benefits of $66,506 (31 December 2006: $88,906) relate to Mr F Lowy's service contract which provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2004/2005 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. Mr F Lowy's service contract does not contain provision for any payment on termination other than the retirement benefit outlined above.

[4] During the financial year, 27,313 awards vested and Mr P Allen was paid $534,789 in satisfaction of these awards. This payment has been reflected in the amortisation of cash settled share based payment transactions.

[5] Non monetary benefits for Mr K Wong of $124,799 (31 December 2006: $154,137) comprised deferred remuneration entitlements including a contribution by the Westfield Group to the deferred remuneration plan and medical benefits. Mr K Wong's last day of employment was 27 February 2008: no termination benefit was paid to Mr K Wong with regards to his resignation from the Westfield Group. Mr K Wong's unvested awards lapsed on 27 February 2008 as a result of his resignation from the Westfield Group with the exception of awards to the value of $102,518 which vested on 1 January 2008 and were paid on 2 January 2008. This payment has been reflected in the amortisation of cash settled share based payment transactions.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(b) Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

(c) Shareholdings of Key Management Personnel

Staples securities held in Westfield Group (number)	Balance at 1 Jan 2007	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2007
F P Lowy, AC; D H Lowy, AM; P S Lowy; S M Lowy [(1)]	166,370,941	–	–	13,227,427	179,598,368
R L Furman	–	–	–	–	–
D M Gonski, AC	299,527	–	–	20,912	320,439
F G Hilmer, AO	219,433	–	–	19,079	238,512
S P Johns	1,577,503	–	–	(41,068)	1,536,435
J B Studdy, AM [(2)]	38,573	–	–	–	38,573
F T Vincent [(2)]	10,000	–	–	–	10,000
G H Weiss	20,000	–	–	1,739	21,739
D R Wills, AO	20,000	–	–	–	20,000
C M Zampatti, AM	310,949	–	–	27,973	338,922
P Allen	166,042	–	–	5,253	171,295
K Wong	–	–	–	–	–
Total	**169,032,968**	–	–	**13,261,315**	**182,294,283**

[(1)] The aggregate interest of the Lowy Directors includes family holdings and interests held by Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust and Westfield Officers Superannuation Fund (formerly known as Westfield C Fund). The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

[(2)] Mr J B Studdy AM and Mr F T Vincent retired from the Board on 2 May 2007. This represents their holdings on the date of their retirement.

(d) Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with key management personnel are included in Note 40.

(ii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by the Westfield Group in respect of stapled securities held in the Westfield Group.

(e) Other remuneration disclosure

1. Remuneration Committee

1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its charter, a copy of which is available on the Westfield Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Westfield Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity-linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Westfield Group's succession planning policies;
- reviewing policy for participation by senior executives in equity-linked plans;
- reviewing the Westfield Group's management's recommendations of the total proposed awards to be issued under each equity-linked plan; and
- administering the equity-linked plans as required in accordance with the rules of the plans.

1.2 Membership and meetings

The current members of the Committee are:

Name	Position held	Status
Frederick G Hilmer, AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski, AC	Member	Independent Director

The Committee met three times in the Financial Year. All members of the Committee attended the meetings.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(e) Other remuneration disclosure (continued)

2 Remuneration of Non-Executive Directors

2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board and the Westfield Group, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by Non-Executive Directors.

The Westfield Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this note and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Westfield Group's equity-linked incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $1.8 million. That figure was approved by members at the Annual General Meeting of the Westfield Group held in November 2004.

During the Financial Year, the Board resolved to increase the Non-Executive Directors' remuneration from $150,000 to $175,000 per annum, effective from 1 January 2008. The Deputy Chairman's loading and the fees payable to Directors serving on Committees remain unchanged.

The Board also recommended that a resolution be put to members at the Annual General Meeting of the Westfield Group to be held on 23 May 2008 seeking approval for an increase in the pool of funds available for payment of Non Executive Directors' fees from $1.8 million to $2.5 million.

In making the decision to increase the Non-Executive Directors' remuneration and to seek Member approval to an increase in the pool of funds available for the payment of Non-Executive Directors' fees, the Board took into consideration a comparative analysis of fees paid to non-executive directors in other listed entities as well as noting that there had not been an increase in fees paid to the Westfield Group's Non-Executive Directors since 2004.

Further details of the proposal will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

2.2 Remuneration

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
D H Lowy, AM	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	150,000	–	–	–	–	12,000	–	162,000
D M Gonski, AC	150,000	–	20,000	–	6,000	12,000	–	188,000
F G Hilmer, AO	150,000	9,144 [1]	30,000	–	–	18,000	–	207,144
S P Johns	150,000	–	20,000	18,000	–	–	420,000 [2]	608,000
J B Studdy, AM	50,687	–	6,758	–	–	–	–	57,445 [3]
F T Vincent	50,687	–	–	–	–	–	–	50,687 [3]
G H Weiss	150,000	–	–	18,000	–	–	–	168,000
D R Wills, AO	150,000	–	–	–	6,000	–	–	156,000
C M Zampatti, AM	150,000	–	–	–	6,000	–	–	156,000

[1] Professor Hilmer stepped down as Deputy Chairman on 3 May 2007. The amount paid is for the period 1 January 2007 to 3 May 2007.

[2] Following his retirement as an Executive Director in October 2003, Mr. Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues.

[3] Mr Studdy and Mr Vincent each retired as directors of the Board on 3 May 2007. The amounts paid are for the period 1 January 2007 to 3 May 2007.

2.3 Other Entitlements

Short term employee benefits

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table at 2.2.

Non-Executive Directors are not entitled:

(a) to short-term compensated absences;

(b) to short-term cash profit sharing or other cash or performance related bonus; or

(c) to non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled:

(a) to superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

(e) Other remuneration disclosure (continued)

2.3 Other Entitlements (continued)

(b) to any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments

Non-Executive Directors do not participate in the Westfield Group's equity-linked incentive plans and are not entitled to share based compensation.

3. Group Managing Directors and other key management personnel

3.1 Policy and Environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Westfield Group adopt policies and procedures which:

- enable the Westfield Group to attract and retain key executives who will create sustainable value for members;
- properly motivate and reward executives having regard to the overall performance of the Westfield Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- appropriately align the interests of executives with members; and
- comply with applicable legal requirements and appropriate standards of governance.

The detail of the Westfield Group's policies and procedures is set out in this note. This section summarises the Westfield Group's position on remuneration issues taking into account the prevailing market conditions which influence the Westfield Group's current policies.

The Westfield Group is always seeking to add to the resources and skills of its existing management team by recruiting the best available candidates in the various jurisdictions in which it operates. The size and scope of the Westfield Group's business and our philosophy of intensive management of the Westfield Group's business mean that the management team faces challenges which demand highly skilled and committed executives. These executives must also be capable of supporting, and transferring skills to, the Westfield Group's business in various locations around the world.

3.2 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and in the expectation that executives will meet the high standards set by the Westfield Group, the Westfield Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and where relevant, promotion.

3.3 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Westfield Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus is at the discretion of the Remuneration Committee.

Cash based incentives in respect of the Executive Chairman, the Westfield Group Managing Directors and the Westfield Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Westfield Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

3.4 The Equity-Linked Incentive Plans

The Westfield Group has two equity-linked incentive plans: the EDA Plan and the PIP Plan.

Following the Merger, the EDA Plan and PIP Plan replaced the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity-linked incentive plans of the Westfield Group. At the time of the Merger, the outstanding awards under the Executive Option Plan became eligible for exercise as a consequence of the restructuring. The vast majority of those outstanding options and awards were exercised at the time of the Merger. No further options or awards will be granted under those Plans.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby on maturity, the executive is entitled to receive one Westfield Group security for each award. However, as explained below, the current equity-linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $20.00 per stapled security, the participant would receive an award equal to the economic benefit of 1,000 Westfield Group stapled securities;
- during the vesting period of three to four years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Westfield Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3.4 The Equity-Linked Incentive Plans (continued)

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a plan in which senior and high performing executives participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

The Board and Remuneration Committee have acknowledged that in the Financial Year there was continued strong upward pressure on remuneration in the markets in which the Westfield Group operates. In recent years, in each of these markets, we have experienced a combination of strong local economies, historically low unemployment rates and skill shortages in certain areas of the workforce. Towards the end of the Financial Year however, there were signs that a number of these factors were easing in some of our markets.

Since financial year 2005, the Board has utilised the EDA Plan to make non-recurring awards to the Westfield Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Westfield Group Managing Directors will receive these awards.

As noted above, these awards are intended to provide a further incentive to a small number of the Westfield Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Westfield Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

As noted above, the structure of the PIP Plan reflects the decision by the Westfield Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group will participate in the PIP Plan. There are currently 16 executives world-wide, including the Westfield Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of security holders in two principal respects:

(a) qualification for awards under the PIP Plan each year will be subject to the Westfield Group achieving performance hurdles which relate to the financial and operating targets of the Westfield Group in the financial year together with any other matters which the Board or Remuneration Committee consider appropriate; and

(b) the payout received by executives participating in the PIP Plan will be affected by distributions paid during the vesting period and movements in the price of Westfield Group stapled securities between the qualification date and vesting.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of such hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdles chosen by the Remuneration Committee for the 2008 Qualifying Year also reflect the focus on achieving fundamental operating targets consistent with the Westfield Group's Budget as approved by the Board in respect of Financial Year 2008. These hurdles and the reasons for their adoption are discussed in more detail in section 3.1.

Specifically the PIP hurdles for the 2008 Qualifying Year are focussed on:

- achieving growth in earnings (on a constant currency basis) from the Operational segment as reported by the Westfield Group (this hurdle has been given a 75% weighting); and
- achieving a targeted level of development starts (this hurdle has been given a 25% weighting).

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Westfield Group for a period of five years in order to get the full benefit of each award.

Accounting for Awards

The remuneration disclosures in this note disclose the full cost to the Westfield Group's security holders of the grant of awards under the Westfield Group's equity linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of grant of an award, the nominal value of the grant is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and share price increases are made for the purposes of estimating the Westfield Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are fair valued on the basis of the then current share price and the assumptions made in previous years are reconsidered having regard to any change in circumstances. This process may result in a variation of the estimate of the future liability of the Westfield Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the share price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the accounts and disclosed as part of the remuneration of executive directors and specified executives.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3.5 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Westfield Group's Security Trading Policy, participants in the EDA Plan and the PIP Plan are prohibited from entering into hedging arrangements in respect of unvested awards in EDAP, PIP or any other equity-linked incentive plan operated by the Westfield Group.

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Westfield Group and its security holders. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the EDA Plan or the PIP Plan. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

3.6 Review of equity-linked incentive plans

Prior to the Merger in 2004, the Westfield Group had altered the nature of its long term incentive plans from market priced options to zero priced options in the Company. That position has been maintained post Merger with the EDA and PIP Plans both of which are synthetic plans which simulate the grant, for zero consideration, of securities in the Westfield Group. As explained above, on vesting of an EDA or PIP award, the executive receives a cash payment equal to the aggregate of distributions and capital growth of a Westfield Group security over the life of the award. The cash proceeds are taxed in the hands of the executive as ordinary income in the year of receipt.

The fundamental reason why the EDA and PIP awards are cash settled rather than equity settled is that tax laws previously in force did not provide the same exemptions for options over trust units as existed over shares in listed companies. However, in 2007 the Federal Government introduced legislation to correct this position with regard to stapled securities where a share in a company is stapled to units in a trust.

As a result of this change, the Westfield Group conducted a further review of its existing incentive plans and, as a result of that review, the Group is proposing to seek member approval at the Annual General Meeting of the Company in May 2008 to replace the EDA and PIP Plans with zero priced performance rights plans ("Performance Rights Plans"). Essentially the Performance Rights Plans will function in the same manner as the EDA and PIP Plans except that entitlements will be satisfied by the issue or transfer of a Westfield Group security to the plan participant on maturity or vesting of the right (as opposed to the payment of a cash amount).

The structure and philosophy of the EDA and PIP Plans will be retained with the Performance Rights Plans.

As with the EDA and PIP Plans, the grant of entitlements under the new plans will be closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. The vesting schedules under the EDA and PIP Plans will be retained under the Performance Rights Plans.

The Performance Right Plan to replace the PIP Plan will also replicate the PIP Plan with its emphasis on meeting operational hurdles during a Qualifying Year. As with the PIP Plan, the new plan is intended to reward strong performance by the senior executive team and to provide an incentive for executives to remain with the Westfield Group over the subsequent vesting period of four years.

The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met. Accordingly, the participants in the PIP Plan including the Group Managing Directors and the Specified Executives (see section 5.1) became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

It is proposed that, subject to members approving the introduction the Performance Rights Plans, the PIP awards in respect of the 2007 Qualifying Year will be granted pursuant to the PIP Performance Right Plan.

If members do not approve the introduction of the Performance Rights Plans, the EDA Plan and PIP Plan will continue in their current form.

Further details of the Performance Rights Plans will be contained in the Notice of Meeting and Explanatory Memorandum for the Annual General Meeting.

4 Remuneration of Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Westfield Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Westfield Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers will consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

4.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2007 and was extended on the same terms until 31 December 2008. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

(a) a base salary of $8 million;

(b) an annual performance bonus of $7 million. The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met; and

(c) other benefits as detailed in the table below.

In respect of the 12 month period to 31 December 2008, Mr Lowy's base salary remains at $8 million. His target performance bonus is $8 million. Mr Lowy will only qualify for that bonus if the Westfield Group meets the performance hurdles established in respect of the PIP Plan as detailed in section 3.1.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Westfield Group operates, both locally and internationally. With over 47 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Westfield Group's equity-linked incentive plans.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $66,506.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Remuneration of Executive Directors (continued)

4.1 Executive Chairman (continued)

Mr Lowy's service contract does not contain provision for any payment on termination by the Company (with or without cause) other than the retirement benefit outlined above.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year ended 31 December 2007.

Component of Remuneration	Amount $
Short Term Employee Benefits	
– Base salary Fixed	8,000,000
– Cash bonus (accrued)[1] At risk	7,000,000
– Other short term employee benefits[2] Fixed	1,351
– Non monetary benefits[3] Fixed	817,421
Post Employment Employee Benefits	
– Pension and superannuation benefits[4] Fixed	66,506
Other Long Term Benefits	–
Termination Benefits	–
Share Based Payments[5]	–
Total Remuneration	**15,885,278**

[1] The bonus was payable if the Westfield Group met the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met.

[2] Comprising annual leave and long service leave entitlements.

[3] Other benefits comprise usage of the Westfield Group's aircraft which is classified as private usage ($814,511). The entitlement to private usage of the Westfield Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[4] Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[5] The Executive Chairman does not participate in the Westfield Group's equity-linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Remuneration of Executive Directors (continued)

4.2 Westfield Group Managing Directors

The employment arrangements of the Westfield Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Westfield Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	Amount $
Short Term Employee Benefits	
– Base salary [1] Fixed	2,980,448
– Cash bonus (accrued) [2] At risk	4,000,000
– Other short term employee benefits [3] Fixed	(147,589)
– Non monetary benefits Fixed	–
Post Employment Employee Benefits	
– Pension and superannuation benefits	–
Share Based Payments [4][5]	
– EDA Plan At risk	1,134,138
– PIP Plan At risk	2,026,952
Other Long Term Benefits	–
Total Remuneration	**9,993,949**

[1] Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

[2] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[3] Comprising annual leave and long service leave entitlements.

[4] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 4.3 and 4.4 for details of awards held by of Mr Lowy under the EDA Plan and PIP Plan.

[5] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Westfield Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Westfield Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

Notes to the Financial Statements

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Remuneration of Executive Directors (continued)

4.2 Westfield Group Managing Directors (continued)

Mr Steven Lowy

- Has been with the Westfield Group since 1987.
- Salary and bonus is reviewed annually by the Remuneration Committee.
- Base salary of $2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of Remuneration	Amount $
Short Term Employee Benefits	
– Base salary Fixed	2,500,000
– Cash bonus (accrued)[1] At risk	4,000,000
– Other short term employee benefits[2] Fixed	70,513
– Non monetary benefits	–
Post Employment Employee Benefits	
Pension and superannuation benefits	–
Share Based Payments[3][4]	
– EDA Plan At risk	1,134,138
– PIP Plan At risk	2,026,952
Other Long Term Benefits	–
Total Remuneration	**9,731,603**

[1] Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

[2] Comprising annual leave and long service leave entitlements.

[3] Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Refer to the tables at 4.3 and 4.4 for details of awards held by of Mr Lowy under the EDA Plan and PIP Plan.

[4] The increase in remuneration in the Financial Year when compared with financial year 2006 is partly attributable to the Westfield Group's accounting policy of amortising the value of each award over the life of that award. Accordingly the stated remuneration of the Westfield Group Managing Directors includes the amortisation of awards granted in previous years and disclosed previously in respect of that year. The amortised value of awards also includes the impact of share price movements since the date of grant and the anticipated impact of future distributions and share price movements.

4.3 Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Lowy							
Westfield Group	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
Managing Director	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A
Steven Lowy							
Westfield Group	1 January 2005	47,775	1 January 2008[3]	8,810	56,585	886,485	N/A
Managing Director	1 January 2006	43,255	1 January 2009	4,998	48,253	980,713	N/A
	1 January 2007	43,928	1 January 2010	2,204	46,132	984,562	N/A

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

[3] These awards vested (and were paid) in January 2008. The payout amount was $1,178,100 for each Group Managing Director.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Remuneration of Executive Directors (continued)

4.4 Westfield Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to any of the Westfield Group Managing Directors under the PIP Plan since the grant date.

Executive	*Date of Grant*	*Number of Awards at Grant Date*	*Vesting Date*	*Reinvestment Awards*[1]	*Total Awards Held*	*Fair Value at Grant*[2] *$*	*Performance Hurdles*
Peter Lowy							
Westfield Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied
Steven Lowy							
Westfield Group Managing Director	1 January 2006	111,465	55,733: 01/01/09 55,732: 01/01/10	12,880	124,345	2,149,393	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	5,061	105,986	2,307,832	Satisfied

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2005, 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

5. Executive Remuneration and Termination Arrangements

5.1 Service contracts and termination arrangements

This note incorporates details of the Specified Executives, being the Executives (other than the Directors), who received the highest remuneration for the Financial Year. Mr Peter Allen, Group Chief Financial Officer, and Mr Ken Wong (as Managing Director of the United States) are also the Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Westfield Group. As noted in the table below, Mr Allen has been with the Westfield Group for 12 years. There are no formal service contracts for Mr Allen. As a consequence there are no fixed termination arrangements with this executive. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

Since the expiry of Mr Wong's three year contract with the Westfield Group in February 2006, Mr Wong's employment terms have been governed by Californian employment law. Mr Wong, Managing Director, United States has resigned from the Westfield Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Westfield Group.

It is common practice in California, once the initial term of an employment contact expires, that the employment relationship be governed by Californian employment law.

It is the Westfield Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

The table below outlines the terms of the service contracts with Specified Executives.

Name and Title	**Employing Company**	**Commencement Date**	**Term**	**Termination Provisions/Benefits**
Peter Allen Westfield Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.
Kenneth Wong Managing Director United States	Westfield LLC	27 February 2003	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group. Mr Wong has resigned from the Westfield Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Westfield Group.

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

5. Executive Remuneration and Termination Arrangements (continued)

5.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

EXECUTIVE	SHORT TERM EMPLOYEE BENEFITS				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS [4]		TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	TOTAL [7]
	BASE SALARY FIXED[1] $	ACCRUED BONUS AT RISK[2] $	OTHER SHORT TERM EMPLOYEE BENEFITS FIXED[3] $	NON MONETARY BENEFITS FIXED $		EDA PLAN TOTAL AT RISK[5] $	PIP PLAN TOTAL AT RISK[6] $			
Peter Allen Westfield Group Chief Financial Officer	1,000,000	1,500,000 Vested: 100%	88,871	-	-	2,392,372	884,017	-	-	5,865,260
Kenneth Wong[8] Managing Director United States	953,743	596,090 Vested: 100%	18,414	124,799[9]	-	2,157,757	1,135,398	-	-	4,986,201

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Wong, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Westfield Group.

[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

[4] None of the Specified Executives hold any options or other equity instruments as part of their remuneration. Refer footnotes (5) and (6) for share based payments.

[5] Refer to the table at 5.3.

[6] Refer to the table at 5.4.

[7] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.

[8] Mr Ken Wong, Managing Director United States, has resigned from the Westfield Group. His last day of employment was 27 February 2008. No termination benefit was paid to Mr Wong on his resignation from the Westfield Group.

[9] Comprising deferred remuneration entitlements including a contribution by the Westfield Group to the deferred remuneration plan and medical benefits.

5.3 Specified Executives: participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Westfield Group Chief	1 September 2004	23,060	1 September 2007[3]	4,253	27,313	427,889	N/A
Financial Officer	1 January 2006	20,185	1 January 2009	2,334	22,519	457,669	N/A
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	N/A
	1 January 2007	20,672	1 January 2010	1,037	21,709	463.362	N/A
Kenneth Wong[4]							
Managing Director	1 January 2005	4,155	1 January 2008[5]	769	4,924	77,108	N/A
United States	1 January 2006	9,460	1 January 2009	1,094	10,554	214,503	Awards have lapsed
	1 January 2006	288,355	1 January 2011	33,314	321,669	6,786,595	Awards have lapsed
	1 January 2007	16,463	1 January 2010	826	17,289	368,999	Awards have lapsed

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005, 2006 and 2007.

[2] The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

[3] These awards have vested and have been paid. The payout amount was $534,789.

[4] Mr Ken Wong, Managing Director US has resigned from the Westfield Group. His last day of employment was 27 February 2008. Mr Wong's unvested EDA Plan awards lapsed on 27 February 2008 as a result of his resigning from the Westfield Group.

[5] These awards vested prior to Mr Wong last day of employment and have been paid. The payout amount was $102,518.

NOTE 41 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

5. Executive Remuneration and Termination Arrangements (continued)

5.4 Specified Executives: participation in the PIP Plan

The following chart details awards under the PIP Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Performance Hurdles
Peter Allen							
Westfield Group Chief	1 January 2006	44,590	22,295: 01/01/09	5,154	49,744	994,254	Satisfied
Financial Officer			22,295: 01/01/10				
	1 January 2007	46,140	23,070: 01/01/10	2,314	48,454	968,478	Satisfied[3]
			23,070: 01/01/11				
Kenneth Wong[4]	1 January 2006	56,465	28,233: 01/01/09	6,525	62,990	1,259,652	Awards have lapsed
Managing Director			28,232: 01/01/10				
United States	1 January 2007	60,530	30,265: 01/01/10	3,035	63,565	1,270,525	Awards have lapsed
			30,265: 01/01/11				

[1] Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2005, 2006 and 2007.

[2] The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

[3] The performance hurdle in respect of the Financial Year related to the Westfield Group achieving the 2007 Qualifying Year hurdles for the PIP Plan (see section 3.1). These hurdles were met. Accordingly, the Westfield Group Specified Executives became eligible to participate in the PIP Plan on 1 January 2008 in respect of the 2007 Qualifying Year following satisfaction of those hurdles.

[4] Mr Ken Wong, Managing Director US has resigned from the Westfield Group. His last day of employment was 27 February 2008. Mr Wong's PIP Plan awards lapsed on 27 February 2008 as a result of his resigning from the Westfield Group.

NOTE 42 EMPLOYEES

At 31 December 2007 the Group employed 1,946 (31 December 2006: 2,063) staff, including full time, part time and casual staff on a full time equivalent basis.

82-35029

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA				
Parent Entity				
Westfield America Trust				
Consolidated Controlled Entities				
WFA Finance (Aust) Pty Limited	100.0	100.0	100.0	100.0
ENTITIES INCORPORATED IN UNITED STATES				
Consolidated Controlled Entities				
1801 Avenue of the Stars, LP	100.0	100.0	100.0	100.0
21919 Erwin Street, LLC	100.0	100.0	100.0	100.0
21945 Erwin Street, LLC	100.0	100.0	100.0	100.0
Agoura Hills Acquisition, LLC	100.0	100.0	100.0	100.0
Anita Associates	100.0	100.0	100.0	100.0
Annapolis Holdings, LLC	100.0	100.0	100.0	100.0
Annapolis Land II, LLC	100.0	100.0	100.0	100.0
Annapolis Land, LLC	100.0	100.0	100.0	100.0
Annapolis Mall, LP	100.0	100.0	100.0	100.0
Annapolis Mall, LLC	100.0	100.0	100.0	100.0
Annapolis Manager, LLC	100.0	100.0	100.0	100.0
Annapolis Parcel, LLC	100.0	100.0	100.0	100.0
Annapolis Shoppingtown, LLC	100.0	100.0	100.0	100.0
Avenue of the Stars, LLC (formerly Avenue of the Stars GP, Inc)	100.0	100.0	100.0	100.0
Arch Real Estate, LLC	100.0	100.0	100.0	100.0
Bellweather Properties of Florida (Limited)	100.0	100.0	100.0	100.0
Beverly Park Corporation	100.0	100.0	–	–
Brandon Land Partners, Ltd	100.0	100.0	100.0	100.0
Brandon Partners, Ltd.	100.0	100.0	–	–
Brandon Shopping Center Partners, Ltd	100.0	100.0	100.0	100.0
Broward Mall II LLC	100.0	100.0	–	–
Broward Mall LLC	100.0	100.0	–	–
Bulletin Building Owner, LLC	100.0	100.0	100.0	100.0
Bunworth Enterprises, LLC	100.0	100.0	–	–
Bunworth Holdings, LLC	100.0	100.0	–	–
Capital Mall Company	100.0	100.0	100.0	100.0
Capital Mall GP, LLC	100.0	100.0	100.0	100.0
Capital Mall Holdings, LLC	100.0	100.0	100.0	100.0
Capital Mall Land, LLC	100.0	100.0	100.0	100.0
Capital Mall I LLC	100.0	100.0	–	–
Capital Shopping Center, LLC	100.0	100.0	100.0	100.0
CC Building GP, LLC	100.0	100.0	100.0	100.0
CC Building, LP	100.0	100.0	100.0	100.0
Century City Mall, LLC	100.0	100.0	100.0	100.0
Century City Task Force LLC	100.0	100.0	–	–
Chesterfield Mall, LLC	–	–	100.0	100.0
Chesterfield Parcel, LLC	–	–	100.0	100.0
Citrus Park Venture, LP	100.0	100.0	100.0	100.0
City Task Force LLC	100.0	100.0	–	–
CMF Fox Hills, LLC	100.0	100.0	100.0	100.0
CMF MP North, LLC	100.0	100.0	100.0	100.0
CMF MP South, LLC	100.0	100.0	100.0	100.0
CMF NCF North, LLC	100.0	100.0	100.0	100.0
CMF NCF South, LLC	100.0	100.0	100.0	100.0
CMF PCR, LLC	100.0	100.0	100.0	100.0
CMF PWC, LLC	100.0	100.0	100.0	100.0
CMF Richland, LLC	100.0	100.0	100.0	100.0
CMF Santa Anita, LLC	100.0	100.0	100.0	100.0
CMF UTC North, LLC	100.0	100.0	100.0	100.0
CMF UTC South, LLC	100.0	100.0	100.0	100.0
CMF Wheaton Borrower, LLC	100.0	100.0	100.0	100.0
CMF Wheaton, LLC	100.0	100.0	100.0	100.0
CMF, Inc	100.0	100.0	100.0	100.0
CMF LLC	100.0	100.0	–	–

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 07 – Interest Beneficial* Parent Entity %	31 Dec 07 – Interest Consolidated or Equity accounted %	31 Dec 06 – Interest Beneficial* Parent Entity %	31 Dec 06 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Connecticut Post Mall, LLC	**100.0**	**100.0**	100.0	100.0
Crestwood Holdings, LLC	–	–	100.0	100.0
Crestwood Plaza MM, LLC	–	–	100.0	100.0
Downtown Plaza, LLC	**100.0**	**100.0**	100.0	100.0
Eagle Rock Holdings, LLC	–	–	100.0	100.0
Eastland Holdings, LLC	–	–	100.0	100.0
Eastland Manager, LLC	**100.0**	**100.0**	100.0	100.0
Eastland Shopping Center, LP	**100.0**	**100.0**	100.0	100.0
EWH Escondido Associates, LP	**100.0**	**100.0**	100.0	100.0
Fashion Square, LLC	**100.0**	**100.0**	100.0	100.0
FH Financing, LLC	**100.0**	**100.0**	100.0	100.0
Fox Hills GP, LLC (formerly Fox Hills Mall, Inc)	**100.0**	**100.0**	100.0	100.0
Fox Hills Mall, LP	**100.0**	**100.0**	100.0	100.0
Fox Valley Mall, LLC	**100.0**	**100.0**	100.0	100.0
Fox Valley Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Franklin Park Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Franklin Residential Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Great Northern Partnership	**100.0**	**100.0**	100.0	100.0
Growth Head GP, LLC	**100.0**	**100.0**	100.0	100.0
GSP Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Hahn UPI	**100.0**	**100.0**	100.0	100.0
Hawthorn Theatre, LLC	**100.0**	**100.0**	100.0	100.0
Hawthorn, LP	**100.0**	**100.0**	100.0	100.0
Hawthorn Furniture LLC	**100.0**	**100.0**	–	–
Head Acquisition, LP	**100.0**	**100.0**	100.0	100.0
HEX Holding LLC	**100.0**	**100.0**	100.0	100.0
Horton Land, LLC	**100.0**	**100.0**	100.0	100.0
Horton Plaza GP, LLC (formerly Horton Plaza, Inc)	**100.0**	**100.0**	100.0	100.0
Horton Plaza, LP	**100.0**	**100.0**	100.0	100.0
Independence Mall Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Kravco Acquisition Class A LLC	**100.0**	**100.0**	100.0	100.0
Kravco Acquisition I LLC	**100.0**	**100.0**	100.0	100.0
Louis Joliet Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Louis Joliet Shoppingtown, LP	**100.0**	**100.0**	100.0	100.0
MainPlace Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
MerchantWired LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square #2, LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square #3, LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square Partnership	**100.0**	**100.0**	100.0	100.0
Mid Rivers Holdings, LLC	–	–	100.0	100.0
Mid Rivers Land Holdings, LLC	–	–	100.0	100.0
Mid Rivers Land, LLC	–	–	100.0	100.0
Mid Rivers Land II, LLC	–	–	100.0	100.0
Mid Rivers Land, Inc	–	–	100.0	100.0
Mid Rivers Mall, LLC	–	–	100.0	100.0
Mid Rivers MM, LLC	–	–	100.0	100.0
Mid Rivers Office Development I, Inc	–	–	100.0	100.0
Midway Manager LLC	**100.0**	**100.0**	100.0	100.0
Mission Valley Center, LLC	**100.0**	**100.0**	100.0	100.0
Mission Valley Finance, Inc	**100.0**	**100.0**	100.0	100.0
Mission Valley Partnership	**100.0**	**100.0**	100.0	100.0
Mission Valley Service, LLC (formerly Mission Valley Service, Inc)	**100.0**	**100.0**	100.0	100.0
Mission Valley No. 1 LLC	**100.0**	**100.0**	100.0	100.0
Mission Valley No. 2 LLC	**100.0**	**100.0**	100.0	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Mission Valley Shoppingtown LLC	**100.0**	**100.0**	100.0	100.0
Montgomery Mall Properties, Inc	**100.0**	**100.0**	100.0	100.0
Nauthiz XRS, LLC	**–**	**–**	100.0	100.0
North County Fair, LP	**100.0**	**100.0**	100.0	100.0
Oakridge Mall GP, LLC (formerly Oakridge Mall, Inc)	**100.0**	**100.0**	100.0	100.0
Oakridge Mall, LP	**100.0**	**100.0**	100.0	100.0
Old Orchard Urban, LP	**100.0**	**100.0**	100.0	100.0
Old Orchard License Holdings LLC	**100.0**	**100.0**	100.0	100.0
Oregon Aviation, Inc.	**100.0**	**100.0**	–	–
Owensmouth Office Associates Ltd.	**100.0**	**100.0**	100.0	100.0
Plaza Bonita Parking GP, LLC	**100.0**	**100.0**	100.0	100.0
Parkway Plaza GP, LLC	**100.0**	**100.0**	100.0	100.0
Parkway Plaza, LP	**100.0**	**100.0**	100.0	100.0
PCRGP, LP	**100.0**	**100.0**	100.0	100.0
Plaza Bonita GP, LLC (formerly Plaza Bonita, Inc)	**100.0**	**100.0**	100.0	100.0
Plaza Bonita II, LP	**100.0**	**100.0**	100.0	100.0
Plaza Bonita IV LLC	**100.0**	**100.0**	100.0	100.0
Plaza Bonita, LP	**100.0**	**100.0**	100.0	100.0
Plaza Camino Real, LLC	**100.0**	**100.0**	100.0	100.0
Plaza Camino Real, LP	**100.0**	**100.0**	100.0	100.0
Plaza Camino Service, LLC (formerly Plaza Camino Service, Inc)	**100.0**	**100.0**	100.0	100.0
Plaza West Covina GP, LLC (formerly Plaza West Covina, Inc)	**100.0**	**100.0**	100.0	100.0
Plaza West Covina, LP	**100.0**	**100.0**	100.0	100.0
Promenade, LP	**100.0**	**100.0**	100.0	100.0
R A Hotel, Inc.	**100.0**	**100.0**	–	–
R A West, Inc.	**100.0**	**100.0**	–	–
RNA-NY LLC	**100.0**	**100.0**	100.0	100.0
Rolim Real Estate Investments, Inc.	**100.0**	**100.0**	100.0	100.0
Rolim West, LLC	**100.0**	**100.0**	100.0	100.0
RoPro TRS, Inc.	**100.0**	**100.0**	100.0	100.0
Residential Real Estate I, LLC	**100.0**	**100.0**	100.0	100.0
Residential Rental and Investments, Inc	**100.0**	**100.0**	100.0	100.0
Roseville Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Roseville Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
S.F. Shopping Centre Associates, LP	**100.0**	**100.0**	100.0	100.0
S.F. Centre Limited Partnership	**100.0**	**100.0**	100.0	100.0
S.F. Centre LLC	**100.0**	**100.0**	100.0	100.0
Santa Ana Venture	**100.0**	**100.0**	100.0	100.0
Santa Anita Fashion Park, LP	**100.0**	**100.0**	100.0	100.0
Santa Anita GP, LLC	**100.0**	**100.0**	100.0	100.0
Santa Anita Service, LLC (formerly Santa Anita Service, Inc)	**100.0**	**100.0**	100.0	100.0
Santa Anita Shoppingtown LP	**100.0**	**100.0**	100.0	100.0
Sarasota Property LLC	**100.0**	**100.0**	–	–
Sarasota Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
Sargent Drive Acquisition, LLC	**–**	**–**	100.0	100.0
Sargent Drive Holding, LLC	**100.0**	**100.0**	100.0	100.0
Solano Mall, LP	**100.0**	**100.0**	100.0	100.0
South County Center, LLC	**–**	**–**	100.0	100.0
South County Holdings, LLC	**–**	**–**	100.0	100.0
South County Post Office, LLC	**–**	**–**	100.0	100.0
South County Properties, Inc	**–**	**–**	100.0	100.0
South County Shoppingtown, LLC	**–**	**–**	100.0	100.0
South Shore Mall Holdings, LLC	**100.0**	**100.0**	100.0	100.0
South Shore Mall, LLC	**100.0**	**100.0**	100.0	100.0
South Shore Manager, LLC	**100.0**	**100.0**	100.0	100.0
Southgate Plaza, LLC	**100.0**	**100.0**	100.0	100.0
Southlake Indiana LLC	**100.0**	**100.0**	–	–
Southpark Mall LLC	**100.0**	**100.0**	–	–

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
SSM Land, LLC	**100.0**	**100.0**	100.0	100.0
St. Louis Assets, LLC	**100.0**	**100.0**	100.0	100.0
Sunrise Mall, LLC	**100.0**	**100.0**	100.0	100.0
The Connecticut Post, LP	**100.0**	**100.0**	100.0	100.0
Topanga Center, Inc	**100.0**	**100.0**	100.0	100.0
Topanga Plaza, LP	**100.0**	**100.0**	100.0	100.0
Topanga Plaza Owner, LLC	**100.0**	**100.0**	100.0	100.0
Trumbull Department Stores, Inc	–	–	100.0	100.0
Trumbull Mall, LLC	–	–	100.0	100.0
Trumbull Shopping Center # 1, LLC	**100.0**	**100.0**	100.0	100.0
Trumbull Shopping Center # 2, LLC	**100.0**	**100.0**	100.0	100.0
UC Century Genpar, LLC	**100.0**	**100.0**	100.0	100.0
UPI Associates	**100.0**	**100.0**	100.0	100.0
Urban Roseville, LLC	**100.0**	**100.0**	100.0	100.0
Urban Shopping Centers, LP	–	–	100.0	100.0
Vancouver Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall II, LP	**100.0**	**100.0**	100.0	100.0
Vancouver Mall II, LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall III LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall, LLC	**100.0**	**100.0**	100.0	100.0
WALP Service, LLC (formerly WALP Service, Inc)	**100.0**	**100.0**	100.0	100.0
WAP HC, Inc	**100.0**	**100.0**	100.0	100.0
WCI Finance, LLC	**100.0**	**100.0**	100.0	100.0
WCM (BOS), LLC	**100.0**	**100.0**	100.0	100.0
WCMI (Texas), LLC	**100.0**	**100.0**	100.0	100.0
WEA Belden, LLC	**100.0**	**100.0**	100.0	100.0
WEA Brandon I GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Brandon II GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Chesterfield, LLC	–	–	100.0	100.0
WEA Chicago Ridge, LLC	**100.0**	**100.0**	100.0	100.0
WEA Citrus GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Countryside GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Crestwood Plaza, LLC	–	–	100.0	100.0
WEA CT Houses, LLC	**100.0**	**100.0**	100.0	100.0
WEA Eastridge GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Eastridge, LP	**100.0**	**100.0**	100.0	100.0
WEA Finance, LLC	**100.0**	**100.0**	100.0	100.0
WEA Fox Valley GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Garden State Plaza GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Gateway, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern GP II, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern Mall, LLC	**100.0**	**100.0**	100.0	100.0
WEA GSP, Inc	**100.0**	**100.0**	100.0	100.0
WEA Hawthorn Shopping Center GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Hawthorn Theatre MM, LLC	**100.0**	**100.0**	100.0	100.0

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2007

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
WEA HRE– Abbey, Inc.	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square, LLC	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square No.2, LLC	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square No.3, LLC	**–**	**–**	100.0	100.0
WEA Meriden Square, Inc	**100.0**	**100.0**	100.0	100.0
WEA North Bridge, LLC	**–**	**–**	100.0	100.0
WEA North County Fair, LLC	**–**	**–**	100.0	100.0
WEA Northwest Indiana Holdings LLC 1	**100.0**	**100.0**	100.0	100.0
WEA NY Houses, LLC	**100.0**	**100.0**	100.0	100.0
WEA NY, Inc	**100.0**	**100.0**	100.0	100.0
WEA Old Orchard GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Palm Desert, LP	**100.0**	**100.0**	100.0	100.0
WEA Solano BB, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southcenter, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southlake, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southpark, LLC	**100.0**	**100.0**	100.0	100.0
WEA Valley Fair, LP	**100.0**	**100.0**	100.0	100.0
WEA Valley Fair UTC, LP	**100.0**	**100.0**	100.0	100.0
WEA VTC GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA VTC LP, LLC	**–**	**–**	100.0	100.0
West County Center, LLC	**–**	**–**	100.0	100.0
West County Holdings, LLC	**–**	**–**	100.0	100.0
West County Parcel, LLC	**–**	**–**	100.0	100.0
West County Shoppingtown, LLC	**–**	**–**	100.0	100.0
West Valley Development, LLC	**100.0**	**100.0**	100.0	100.0
West Valley, LP	**100.0**	**100.0**	100.0	100.0
West Valley Partnership	**100.0**	**100.0**	100.0	100.0
Westfield 816–818 Mission Street LLC	**100.0**	**100.0**	–	–
Westfield America GP, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America GP, LLC	**100.0**	**100.0**	100.0	100.0
Westfield America Investor, LP	**100.0**	**100.0**	100.0	100.0
Westfield America, LP	**100.0**	**100.0**	100.0	100.0
Westfield America M.S., Inc.	**100.0**	**100.0**	100.0	100.0
Westfield America of Annapolis, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America of Bonita, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America of Meriden Square, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America of Missouri, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America of Vancouver, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America of West Covina, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America Shopping Centers, LP	**100.0**	**100.0**	100.0	100.0
Westfield America, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Aviation, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Beneficiary 1, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Beneficiary 2, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Beverage, Inc.	**100.0**	**100.0**	–	–
Westfield Branding, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Bulletin Building, LLC	**100.0**	**100.0**	100.0	100.0
Westfield BTW Sponsor, LLC, (formerly WEA NY II, Inc)	**100.0**	**100.0**	100.0	100.0
Westfield Centers, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Century City, LLC (formerly Westfield Century City TRS, Inc)	**100.0**	**100.0**	100.0	100.0
Westfield Concession Management II LLC (formerly Independence Service, LLC)	**100.0**	**100.0**	100.0	100.0
Westfield Concession Management, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Development Inc. (formerly Westfield Merchantwired, Inc.)	**100.0**	**100.0**	–	–

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Westfield Emporium, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park II, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park Mall, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park Mezz II, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Garden State, LLC	**100.0**	**100.0**	100.0	100.0
Westfield GEX LLC	**100.0**	**100.0**	100.0	100.0
Westfield Gift Card Management, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Growth II, LP	**100.0**	**100.0**	100.0	100.0
Westfield Growth, LP	**100.0**	**100.0**	100.0	100.0
Westfield Head, LP	**100.0**	**100.0**	100.0	100.0
Westfield Independence, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Independence Mall, LP	**100.0**	**100.0**	100.0	100.0
Westfield, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Louis Joliet, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Management Acquisition, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Management Company	**100.0**	**100.0**	100.0	100.0
Westfield Management, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Metreon, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Mission Valley, Inc	**100.0**	**100.0**	100.0	100.0
Westfield North Bridge, Inc	**–**	**–**	100.0	100.0
Westfield Project Management, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Sacramento Acquisition Associates, LP	**100.0**	**100.0**	100.0	100.0
Westfield San Francisco I, LLC	**100.0**	**100.0**	100.0	100.0
Westfield San Francisco, LLC (formerly Westfield San Francisco TRS, Inc)	**100.0**	**100.0**	100.0	100.0
Westfield SF, LP	**100.0**	**100.0**	100.0	100.0
Westfield Subsidiary REIT 1, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Subsidiary REIT 2, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Topanga Owner, LP	**100.0**	**100.0**	100.0	100.0
Westfield U.S. Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Urban Preferred, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Urban, LLC (formerly Westfield Urban TRS, Inc)	**100.0**	**100.0**	100.0	100.0
Westfield USA Centres, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield WRI, Inc	**100.0**	**100.0**	100.0	100.0
Westfield WTC Holding, LLC	**100.0**	**100.0**	100.0	100.0
Westland Mall LLC	**100.0**	**100.0**	–	–
Westland Milford Properties, Inc	**100.0**	**100.0**	100.0	100.0
Westland Partners, Inc	**100.0**	**100.0**	100.0	100.0
Westland Properties, Inc	**100.0**	**100.0**	100.0	100.0
Westland Realty Beneficiary, Inc.	**100.0**	**100.0**	100.0	100.0
Westland Shopping Center L.P., A California Limited Partnership	**100.0**	**100.0**	100.0	100.0
Westland Shopping Center, LP	**100.0**	**100.0**	100.0	100.0
Westland South Shore Mall, LP	**100.0**	**100.0**	100.0	100.0
Westland Town Center, LLC	**–**	**–**	100.0	100.0
Wheaton Plaza No.1, LLC	**100.0**	**100.0**	100.0	100.0
Wheaton Plaza Regional Shopping Center, LLP	**100.0**	**100.0**	100.0	100.0
WHL (USA), Inc.	**100.0**	**100.0**	100.0	100.0
WPI Meriden Square, Inc	**100.0**	**100.0**	100.0	100.0
WTC Retail LLC	**100.0**	**100.0**	100.0	100.0

NOTE 43 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 07 – Interest		31 Dec 06 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
Equity Accounted Entities				
Abbey Acquisition, LLC	**43.3**	**43.3**	43.3	43.3
Bulletin Building, LLC	**50.0**	**50.0**	50.0	50.0
DTA Holding, LLC	**43.3**	**43.3**	43.3	43.3
DTA Acquisition LLC	**43.3**	**43.3**	43.3	43.3
Emporium Development, LLC	–	–	50.0	50.0
Emporium Mall, LLC	**50.0**	**50.0**	50.0	50.0
Fashion Square Service TRS, Inc	**50.0**	**50.0**	50.0	50.0
GSP Service TRS, Inc	**50.0**	**50.0**	50.0	50.0
Horton Plaza Venture, LLC	**50.0**	**50.0**	50.0	50.0
Mid Rivers, LP	–	–	33.3	33.3
Montgomery Mall Borrower, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall Condo, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall of Maryland, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Service, Inc	**50.0**	**50.0**	50.0	50.0
North Bridge Service TRS, Inc	–	–	33.3	33.3
Northbridge Retail Company, LLC	–	–	33.3	33.3
RN 116 Company, LLC	–	–	33.3	33.3
RN 120 Company, LLC	–	–	33.3	33.3
RN 124/125 Company, LLC	–	–	33.3	33.3
RN 540 Hotel Company, LLC	–	–	33.3	33.3
Sherman Oaks Fashion Associates, LP	**50.0**	**50.0**	50.0	50.0
Tri–Party Miscellaneous, LLC	–	–	43.3	43.3
Tri–Party Non–856 Assets, LLC	**43.3**	**43.3**	43.3	43.3
University Towne Center, LLC	**50.0**	**50.0**	50.0	50.0
UTC Venture LLC	**50.0**	**50.0**	50.0	50.0
V F Mall, LLC	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Associates, LP	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Venture, G.P., LLC	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Venture, LP	**50.0**	**50.0**	50.0	50.0
Valley Fair UTC, LLC	**50.0**	**50.0**	50.0	50.0
VF/UTC Service, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus 1, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus 2, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 1, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 2, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 3, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Valencia, LLC (formerly Westfield Valencia TRS, Inc)	**50.0**	**50.0**	50.0	50.0
Westland Garden State Plaza, LP	**50.0**	**50.0**	50.0	50.0

* Beneficial interest in underlying controlled and equity accounted entities reflects the Parent Entity's ownership interest as determined under Australian Accounting Standards excluding certain convertible redeemable preference shares and other redeemable preference shares/units which have been accounted for as other financial liabilities in these financial statements.

Directors' Declaration

82-35029

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust"), declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 14 March 2008 in accordance with a resolution of the Board of Directors.



F P Lowy, AC
Executive Chairman



F G Hilmer, AO
Director

Independent Audit Report

TO THE MEMBERS OF WESTFIELD AMERICA TRUST

82-35029



■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959

Independent auditor's report to the members of Westfield America Trust

We have audited the accompanying financial report of Westfield America Trust (the trust), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the trust and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of Westfield America Management Limited, the Responsible Entity of the trust, are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(b), the directors also state that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Westfield America Trust is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Westfield America Trust and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards.

Ernst & Young

Chris Westworth
Partner

Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

The Directors of Westfield America Management Limited ("Responsible Entity"), the responsible entity of Westfield America Trust ("Trust") submit the following Report for the year ended 31 December 2007 ("Financial Year").

Review of Operations and State of Affairs

The Trust reported a net profit of $799.2 million and a distribution of $862.7 million for the Financial Year. Basic earnings per unit are 41.04 cents and the distribution per unit is 44.50 cents.

As at 31 December 2007, the Trust had a $19.3 billion (consolidated properties $16.7 billion and share of equity accounted properties: $2.6 billion) interest in 55 shopping centres, comprising 8,735 retail outlets and approximately 5.8 million square of retail space.

The Trust contributed net property income of $1,136.4 million for the Financial Year with comparable mall income growth of 2.7%.

Retail sales on the Group's 55 US centres totalled US$7.2 billion for the Financial Year. Total sales per square foot increased 3.1% with comparable sales up 1.2%.

At 31 December 2007, the portfolio of 55 centres was 94.1% leased. New leases totalling 2.9 million square feet were completed during the Financial Year. The average specialty store rent across the portfolio at December 2007 was US$44.98 per square foot, up 5.2% for the Financial Year (on a comparable basis).

Property transactions

During the Financial Year the Group acquired two assets in the growing Florida market for US$400 million. The Group also divested five assets for US$1.2 billion as part of a strategic realignment of the United States portfolio. In addition, the Group sold Westfield North Bridge in Chicago for US$172 million.

Development projects

During the Financial Year the Group successfully completed the US$150 million redevelopment of Annapolis in Maryland. The Group also completed the US$100 million redevelopment of Garden State Plaza, New Jersey, the US$60 million redevelopment of Brandon in Florida, the US$60 million redevelopment of Southpark in Ohio and the US$60 million redevelopment of Sarasota in Florida.

Construction continues on the US$90 million expansion of Plaza Bonita in San Diego, California which is due for completion in the first and second quarters of 2008; the US$50 million expansion of Topanga, California and the US$240 million redevelopment of Southcenter in Seattle, Washington are both scheduled for completion in the fourth quarter of 2008; the US$260 million redevelopment of Galleria at Roseville, the US$120 million expansion of Santa Anita, the US$170 million redevelopment of Fox Hills and the US$120 million redevelopment of Valencia are scheduled for completion in the fourth quarter of 2009.

Except as may be stated elsewhere in the Annual Report, the Directors are not aware of any matter or circumstance since 31 December 2007 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or state of affairs of the Group for future financial years.

There were no significant changes in the Trust's state of affairs during the Financial Year.

Principal Activities

The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations and State of Affairs above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Environmental Performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored.

Distributions

The following distributions were paid to members during the Financial Year:

The distribution for the six months ended 31 December 2006[1], paid 28 February 2007:

- 29.40 cents per unit final distribution for ordinary units;
- 19.50 cents per unit final distribution for ordinary units issued on 31 August 2006 pursuant to the Group's Distribution Reinvestment Plan — $544,451,181

The distribution for the six months ended 30 June 2007[2], paid 31 August 2007:

- 24.25 cents per unit interim distribution for all ordinary units;
- 16.34 cents per unit interim distribution for ordinary units issued on 28 February 2007 pursuant to the Group's Distribution Reinvestment Plan — $452,555,573

The following final distribution[3] was declared for payment to members with respect to the Financial Year, and paid on 29 February 2008:

- 20.25 cents per unit final distribution for all ordinary units — $410,119,195

[1] The Trust distribution of 29.40 cents per ordinary unit and 19.50 cents (per August 2006 DRP unit) formed part of the distribution of 52.0 cents per ordinary WDC stapled security and 34.48 cents (per August 2006 DRP stapled security) paid on 28 February 2007. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[2] The Trust distribution of 24.25 cents per ordinary unit and 16.34 cents (per February 2007 DRP unit) formed part of the distribution of 53.25 cents per ordinary WDC stapled security and 35.89 cents (per February 2007 DRP stapled security) paid on 31 August 2007. This distribution was an aggregate of a distribution from the Trust and a distribution from Westfield Trust. No dividend was paid by Westfield Holdings Limited. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

[3] The Trust distribution of 20.25 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 29 February 2008. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

Directors' Report (continued)

The Directors

The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J B Studdy AM, Mr F T Vincent, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirements of Mr John B Studdy AM and Mr Francis T Vincent on 2 May 2007. In addition, Professor Hilmer AO stepped down as Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent director.

Subsequent to the end of the Financial Year, Mr Dean Wills AO advised that he will not stand for re-election at the annual general meeting of Westfield Holdings Limited, scheduled to be held on 23 May 2008. Mr Wills will retire from the Board at the conclusion of that meeting. On 26 February 2008, Professor Judith Sloan and Mr John McFarlane were appointed to the Board.

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust are stapled to shares in Westfield Holdings Limited and units in Westfield Trust. The stapled securities trade on the Australian Securities Exchange under the code WDC.

Director	Number of Stapled Securities
F P Lowy, AC D H Lowy, AM P S Lowy S M Lowy	179,598,368
R L Furman	–
D M Gonski, AC	223,918
F G Hilmer, AO	205,904
S P Johns	1,522,267
J McFarlane	–
J Sloan	1,000
G H Weiss	21,739
D R Wills, AO	20,000
C M Zampatti, AM	338,922

Messrs Studdy and Vincent retired from the Board on 2 May 2007. On the date of retirement, Messrs Studdy and Vincent held 38,573 and 10,000 ordinary stapled securities in the Westfield Group respectively.

None of the Directors hold options over any issued or unissued units in the Trust or stapled securities in the Westfield Group. No options over any issued or unissued units in the Trust or stapled securities in the Westfield Group have been issued to the Specified Executives as defined in Note 41 in the Notes to the Financial Statements. None of the Directors hold debentures of the Westfield Group.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests in the Trust or the Group.

Options

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 21 in the Notes to the Financial Statements (page 18).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 20 in the Notes to the Financial Statements (page 18).

Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

Special rules for Registered Schemes

- $2.7 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 107,944,604 units as at the end of the Financial Year. Associates of the Responsible Entity also hold 27,661,209 options in the Trust.
- Details of units issued in the Trust during the Financial Year are set out on Note 20 on page 18.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(b), 12 and 13 on pages 7, 13 and 14 respectively.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 20 on page 18.

Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust and the consolidated entity for the financial year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Chris Westworth
Partner

Sydney, 14 March 2008

Liability limited by a scheme approved under Professional Standards Legislation.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

14 March 2008

82-35029

Corporate Governance

The Corporate Governance statement for Westfield America Trust for the financial year ended 31 December 2007 has been incorporated into the Corporate Governance statement prepared for the stapled Westfield Group. This statement can be found in the 2007 Westfield Group Annual Report, after the Directors' Report.

Members' Information

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2007

	Twenty Largest Holders of Stapled Securities in Westfield Group[1]	Number of Securities	% of Issued Securities
1.	HSBC Custody Nominees (Australia) Limited	401,972,403	20.70
2.	J P Morgan Nominees Australia Limited	306,627,790	15.79
3.	National Nominees Limited	234,489,015	12.07
4.	Citicorp Nominees Pty Limited	108,020,763	5.56
5.	Cordera Holdings Pty Limited	100,724,953	5.19
6.	ANZ Nominees Limited <Cash Income A/C>	58,664,422	3.02
7.	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	39,517,724	2.03
8.	Cogent Nominees Pty Limited	39,230,313	2.02
9.	AMP Life Limited	35,886,894	1.85
10.	Cogent Nominees Pty Limited <SMP Account>	23,056,007	1.19
11.	Queensland Investment Corporation	18,924,676	0.97
12.	Bond Street Custodians Limited <ENH Property Securities A/C>	17,345,020	0.89
13.	Franley Holdings Pty Limited	16,975,434	0.87
14	UBS Nominees Pty Ltd <116C A/C>	13,440,000	0.69
15	Perpetual Trustee Company Limited	12,738,784	0.66
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	10,750,830	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	9,764,953	0.50
18	Bond Street Custodians Limited <Property Securities A/C>	9,676,664	0.50
19.	Mr Frank P Lowy	8,817,391	0.45
20.	Citicorp Nominees Pty Limited <CFSIL CFS WS INDX Prop A/C>	8,246,619	0.42
		1,474,870,655	**75.92**

[1] Ordinary shares in the Company were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger. The stapled securities trade on the ASX under the code WDC.

Voting Rights

The Company: At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust and Westfield America Trust: At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	No. of Options[1]	No. of Option Holders	No. of Stapled securities[2]	No. of Security-holders	% of securities in each Category
1–1,000	2,415	2	32,639,167	65,374	1.68
1,001–5,000	5,000	1	121,515,205	56,485	6.26
5,001–10,000	10,000	1	43,004,094	6,265	2.21
10,001–100,000	222,550	5	76,467,810	3,315	3.94
100,001 and over	531,029	2	1,668,576,561	288	85.91
Total	**770,994**	**11**	**1,942,202,837**	**131,727**	**100.00**

As at 28 February 2008, 3,034 members held less than a marketable parcel of quoted securities in the Westfield Group.

The number of options on issue include options on issue by each of the Company, Westfield Trust and Westfield America Trust. Under the stapling arrangements each entity is required to issue securities on the exercise of options in one of the other entities.

[1] In addition, there are 27,661,209 options on issue to four subsidiaries of the Company. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 28 February 2008 is 28,432,203

[2] Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,025,287,200 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	166,450,338
Barclay's Group	97,541,941
Commonwealth Bank of Australia	97,098,630

END